FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For, 28 March 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 Great West Road
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

28th March 2002

To the holders of the company's Ordinary Shares and American Depositary Shares and, for information, to the holders of the SmithKline Beecham plc Loan Stock.

Dear Shareholder,

Annual General Meeting 2002

We are pleased to enclose the Notice of Meeting for the second Annual General Meeting (AGM) of GlaxoSmithKline plc. The AGM will be held at 2.30pm on Monday, 20th May 2002 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

If you will not be attending, you may wish to appoint a proxy electronically via www.sharevote.co.uk or by completing and returning the enclosed form of proxy. In either case notice of your appointment of a proxy should reach the company's registrar no later than 2.30pm on Saturday, 18th May 2002.

A copy of the Annual Review is enclosed. This contains summary financial statements for the year to 31st December 2001. A copy of the Annual Report is also enclosed for those who have requested a copy. A resolution referring to the financial statements is included in the ordinary business of the AGM. Explanatory notes for the special business of the AGM are given on page 3 of this document.

Recommendation

Your Board believes that the resolutions contained in the Notice of Meeting are in the best interests of the company and shareholders as a whole and recommends you to vote in favour of them, as your Directors intend to do in respect of their beneficial shareholdings.

Yours sincerely

Richard B Sykes

Sir Richard Sykes
Chairman

J P Garnier
Chief Executive Office

Registered in England & Wales
No. 3888792
Registered office
980 Great West Road, Brentford
Middlesex TW8 9GS

Notice of Meeting

NOTICE IS HEREBY GIVEN that the second Annual General Meeting of GlaxoSmithKline plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, on Monday, 20th May 2002 at 2.30 pm to consider and, if thought fit, pass the following resolutions. Resolutions 1 to 6 will be proposed as ordinary resolutions and resolutions 7 and 8 will be proposed as special resolutions.

Ordinary Business

1 To receive and adopt the Directors' Report and the financial statements for the year ended 31st December 2001.

2 To re-elect Mr Paul Allaire as a Director of the company.

3 To re-elect Dr Michèle Barzach as a Director of the company.

4 To re-appoint PricewaterhouseCoopers as Auditors to the company.

5 To authorise the Directors to fix the remuneration of the Auditors.

Special Business

6 Donations to EU Political Organisations & EU Political Expenditure
THAT the company be and is hereby authorised to:

(a) make Donations to EU Political Organisations; and

(b) incur EU Political Expenditure

in an aggregate amount not exceeding £100,000 during the period ending on the date of the company's Annual General Meeting in 2003. For the purposes of this resolution, the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 the "Act" (as amended by The Political Parties, Elections and Referendums Act 2000).

7 Disapplication of pre-emption rights
THAT for the puposes of Article 12 of the company's Articles of Association the Directors be and are hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of the Act) pursuant to the authority conferred by Resolution 20 passed at the Annual General Meeting held on 21st May 2001, as if section 89(1) of the Act did not apply to such allotment, provided that this power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue (as defined in Article 12.5 of the company's Articles of Association);

(b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £77 million,

and shall expire at the end of the next Annual General Meeting of the company to be held in 2003 or, if earlier, on 19th November 2003.

8 Purchase of own shares by the company
THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Act to make market purchases (within the meaning of section 163 of the Act) of its own Ordinary Shares of 25p each provided that:

(a) the maximum number of Ordinary Shares hereby authorised to be purchased is 617 million;

(b) the minimum price which may be paid for each Ordinary Share is 25p;

(c) the maximum price which may be paid for each Ordinary Share is an amount equal to 105% of the average of the middle market quotations for the company's Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased; and

(d) the authority conferred by this resolution shall, unless renewed prior to such time, expire at the end of the next Annual General Meeting of the company to be held in 2003 or, if earlier, on 19th November 2003 (provided that the company may enter into a contract for the purchase of Ordinary Shares before the expiry of this authority which would or might be completed wholly or partly after such expiry).

By Order of the Board

Simon Bicknell
Company Secretary

28th March 2002

Registered Office
980 Great West Road
Brentford
Middlesex TW8 9GS

Notes

(i) All resolutions at the Meeting will be decided by poll as required by the company's Articles of Association.

(ii) A member (shareholder) of the company entitled to attend and vote at this Meeting but who is unable to be present in person is entitled to appoint one or more proxies to attend the Meeting and to vote on his behalf. A proxy need not be a member of the company.

To appoint a proxy you may:

(a) Register the appointment of your proxy vote electronically using the internet by going to www.sharevote.co.uk and following the instructions provided. The proxy appointment must be received by Lloyds TSB Registrars at the address referred to on the web-site by 2.30pm on 18th May 2002. Please note that any electronic communication sent to our Registrars in respect of the appointment of a proxy that is found to contain a computer virus will not be accepted; or

(b) Use the proxy card enclosed with this Notice of Meeting which should be returned direct to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DX no later than 2.30pm on 18th May 2002.

(iii) Holders of the company's American Depositary Shares evidenced by American Depositary Receipts may exercise their votes through the Depositary, The Bank of New York. Such holders wishing to attend the Meeting should obtain prior authority from the Depository.

(iv) Copies of contracts of service between Directors and the company or any of its subsidiaries are available for inspection at the company's registered office during normal business hours (Saturdays, Sundays and public holidays excepted) and at the place of the Annual General Meeting on 20th May 2002 from 1.30pm until the end of the Meeting.

(v) The register of Directors' interests in the shares of the company and its subsidiaries will also be available for inspection at the place of the Meeting from 1.30pm until the end of the Meeting.

(vi) Members must be entered on the company's register of members on 18th May 2002, at 2.30pm, to be entitled to attend and vote at the Meeting. Such shareholders may cast votes only in respect of shares of which they were registered holders at such time.

Explanatory Notes to Special Business of the Annual General Meeting

Resolution 6: Donations to EU Political Organisations & EU Political Expenditure (Ordinary resolution)

The provisions of the Political Parties, Elections and Referendums Act 2000 came into effect in February last year. This act requires companies to seek shareholder approval for donations to organisations within the European Community which are, or could be, categorised as an EU Political Organisation.

Although the company does not intend to make donations to political parties, within the normal meaning of that expression, the definition in the legislation of "EU Political Organisations" can extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups such as those concerned with the environment, which the company and its subsidiaries might wish to support.

Resolution 7: Disapplication of pre-emption rights (Special resolution)

This resolution gives the Directors authority in certain limited circumstances, to allot Ordinary Shares for cash without first offering them to existing shareholders in proportion to their shareholdings. This authority is granted under section 95 of the Companies Act 1985 and is a standard resolution for most UK companies each year. The total nominal value of the maximum number of shares which can be allotted in this way, is £77 million which represents less than 5 per cent of the company's issued share capital at 6th March 2002. The authority will expire at the end of the next Annual General Meeting or if earlier, on 19th November 2003.

Resolution 8: Purchase of own shares by the company (Special resolution)

This resolution seeks authority for the company to make market purchases of its own Ordinary Shares. Purchases of the company's own shares will be made only after considering the effects on earnings per share and the benefits for shareholders generally. You are asked to consent to the purchase by the company of up to a maximum of 617 million Ordinary Shares, which represents less than 10% of the company's issued share capital as at 6th March 2002. This authority will expire at the end of the next Annual General Meeting or, if earlier, on 19th November 2003.

The maximum price which may be paid for an Ordinary Share is 105% of the average middle market quotations for the five business days preceding the purchase and the minimum price which may be paid for any Ordinary Share is its nominal value of 25p.

The total number of options to subscribe for Ordinary Shares outstanding as at 6th March 2001 was 331 million representing approximately 5.37% of the issued share capital of the company at that date. If the authority to buy back shares under this resolution was exercised in full, the total number of options to subscribe for Ordinary Shares outstanding as at 6th March 2001 would assuming no further Ordinary Shares are issued after that date, represent 5.97% of the issued share capital.

The obligations of the company in respect of Ordinary Shares issuable under options outstanding are partly hedged by the Group's employee share ownership trusts details of which can be found in the Annual Report.



Connecting...

Annual Report 2001

GlaxoSmithKline

Mission

Our global quest is to improve the quality of human life by enabling people to do more, feel better and live longer.

Our Spirit

We undertake our quest with the enthusiasm of **entrepreneurs**, excited by the constant search for **innovation**. We value **performance** achieved with **integrity**. We will attain success as a world class global leader with each and every one of our people contributing with **passion** and an unmatched **sense of urgency.**

Strategic Intent

We want to become the indisputable leader in our industry.

GlaxoSmithKline plc is an English public limited company. Its shares are listed on the London Stock Exchange and the New York Stock Exchange.

GlaxoSmithKline plc acquired Glaxo Wellcome plc and SmithKline Beecham plc on 27th December 2000 by way of a scheme of arrangement for the merger of the two companies which became effective on 27th December 2000.

This report is the Annual Report of GlaxoSmithKline plc for the year ended 31st December 2001. It comprises in a single document the Annual Report of the company in accordance with United Kingdom requirements and the Annual Report on Form 20-F to the Securities and Exchange Commission in the United States of America.

A summary report on the year, the Annual Review 2001, intended for the investor not needing the full detail of the Annual Report, is produced as a separate document. The Annual Review includes the joint statement by the Chairman and Chief Executive Officer, a summary review of operations, summary financial statements and a summary remuneration report.

The Annual Review is issued to all shareholders. The Annual Report is issued to shareholders who have elected to receive it. Both documents are available on GlaxoSmithKline's web site – visit "Corporate Home" at www.gsk.com.

GlaxoSmithKline plc
Annual Report
for the year ended 31st December 2001

Contents

Report of the Directors

02 Financial summary
03 Joint statement by the Chairman and the Chief Executive Officer
05 Description of business
29 Corporate governance
35 Remuneration report
43 Operating and financial review and prospects

65 **Financial statements**

66 Directors' statements of responsibility
67 Independent auditors' report
68 Consolidated statement of profit and loss
68 Consolidated statement of total recognised gains and losses
70 Consolidated statement of cash flow
72 Consolidated balance sheet
72 Reconciliation of movements in equity shareholders' funds
73 Company balance sheet
74 Notes to the financial statements
130 Principal financial statements in US$
132 Financial record

141 **Investor information**

142 Shareholder return
144 Taxation information for shareholders
145 Shareholder information
146 Share capital

148 Cross reference to Form 20-F
150 Glossary of terms
151 Index

Contact details

The Annual Report was approved by the Board of Directors on 12th March 2002 and published on 28th March 2002.

Financial summary

Business performance	2001 £m	2000 £m	Increase CER%	Increase £%
Sales	**20,489**	18,079	11	13
Trading profit	**6,053**	5,026	16	20
Profit before taxation	**6,169**	5,327	12	16
Earnings/Net income	**4,391**	3,697	14	19
Earnings per share	**72.4p**	61.0p	14	19

Total results		
Profit before taxation	**4,517**	6,029
Earnings/Net income	**3,059**	4,154
Earnings per share	**50.4p**	68.5p

Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and the disposal of subsidiaries. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Accordingly, this information is provided as a supplement to that included in the consolidated statement of profit and loss on pages 68 and 69 prepared in accordance with UK GAAP. Total results include these non-recurring items.

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

Financial highlights

- Pharmaceutical sales up 12 per cent (excluding divested products):
  - Strong growth in all regions: USA 16 per cent; Europe seven per cent; Rest of World 10 per cent
  - Strong growth in key therapy areas: Central nervous system 16 per cent; Respiratory 24 per cent; HIV/AIDS 14 per cent
  - New products up 48 per cent to £3.7 billion representing 22 per cent of total pharmaceutical sales
  - *Seretide/Advair* achieved sales of £850 million; *Advair* launch – one of the most successful ever in the US pharmaceutical industry.
- Active in-licensing programme delivered 10 new products into clinical development.
- 2001 merger and manufacturing cost savings of over £750 million achieved.
- £4 billion share buy-back programme – £2 billion share purchases completed.
- Strong business performance EPS growth – up 19 per cent (14 per cent CER).

Shareholder return	2001	2000
Dividends per GlaxoSmithKline share	**39.0p**	
former Glaxo Wellcome shareholder	–	38.0p
former SmithKline Beecham shareholder	–	29.7p

2000 dividends represent dividends paid to Glaxo Wellcome and SmithKline Beecham shareholders expressed as dividends per GlaxoSmithKline share.

Cautionary statement regarding forward-looking statements

The Group's reports filed with the US Securities and Exchange Commission (the Commission), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group may contain, forward-looking statements. Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under 'Risk factors' on pages 56 and 57 of this Annual Report.

Joint statement by the Chairman and the Chief Executive Officer



Successful first year for GlaxoSmithKline

Our first year as a merged company was completed successfully, connecting over 100,000 employees together in what is now the world's second largest pharmaceutical company, the largest pharmaceutical company in Europe and one of the fastest growing pharmaceutical companies in the key US market.

In line with our commitment to shareholders, we are pleased to report that we delivered business performance earnings per share growth for 2001 of 19 per cent, or 14 per cent at constant exchange rates.

Our confidence in the continued performance of our company has led us to expect business performance earnings per share growth in the mid-teens in 2002 and low-teens or better in 2003. This guidance assumes that GlaxoSmithKline successfully defends its intellectual property surrounding *Augmentin* and *Paxil* in the USA.

Delivering merger benefits

When we announced the merger, we informed shareholders that we expected to create a company with significant financial strength, enhanced marketing power and improved R&D productivity. We have made great progress during 2001 in turning these expectations into reality.

GlaxoSmithKline is in strong financial shape. In 2001, business performance profit before tax was up 12 per cent at constant exchange rates to £6.2 billion while net operating cashflow was £6.5 billion, nearly £1.1 billion more than the previous year. We also achieved merger and manufacturing restructuring savings in excess of £750 million. During the year we increased our estimate of the annual savings from the merger by £200 million and we remain on track to deliver total annual merger and manufacturing restructuring savings of £1.8 billion by 2003.

This financial strength has enabled us to announce in 2001 a £4 billion share buy-back programme which at the year end was half way towards completion. The Group has the financial power to undertake this programme whilst retaining the flexibility to consider other investment opportunities that may arise.

At the same time, the enhanced marketing power made possible through our combined salesforces has given us the size, quality and flexibility to achieve a rapid uptake and acceptance of GlaxoSmithKline's products. For example, *Seretide/Advair*, our newest asthma treatment, has enjoyed remarkable success around the world. It is now our fourth largest product globally and is number one in Europe, achieving £850 million in worldwide sales in 2001. In the USA, the *Advair* launch was one of the most successful ever in the US pharmaceutical industry.

The merger has helped to position GlaxoSmithKline – with our marketing power and development expertise – as the partner of choice for companies seeking a large pharmaceutical company to maximise the value of their new products. Our active in-licensing programme during 2001 delivered ten new products into clinical development. These agreements include exciting compounds such as vardenafil for erectile dysfunction, which we expect to launch with our partner Bayer in 2002. Further innovative agreements will provide access to the pipelines of two of the largest pharmaceutical companies in Japan, Shionogi and Tanabe.

We have reorganised and rejuvenated the entire R&D organisation, taking advantage of our size while still maintaining flexibility and efficiency through smaller, entrepreneurial Centres of Excellence for Drug Discovery (CEDDs). The current R&D expenditure of £2.6 billion is one of the largest in the industry and the merger will also enable us to save and reinvest a further £250 million in R&D by 2003.

It was disappointing to lose tranilast, for the prevention of restenosis, and compound '570' for the treatment of diabetes, from the phase III pipeline in 2001.

We currently have one of the strongest early-stage pipelines in the industry with 118 projects in clinical development, including 56 new chemical entities, 21 new vaccines and 41 line extensions.

Our discovery and development programme, together with our in-licensing activities, has given GlaxoSmithKline a strong start in achieving our ambition to build one of the best pipelines in the industry by 2005.

Block Drug has been successfully integrated into our Consumer Healthcare business which achieved sales of £3.3 billion last year. This acquisition added *Sensodyne*, *Polident* and *Poligrip* to our Oral care business and a number of significant brands to our over-the-counter medicines. As a result of the acquisition, GlaxoSmithKline has become the number two company globally in oral care and further critical mass has been added in the USA, Europe and the Rest of the World.

Positioned for success

As we begin our second year as GlaxoSmithKline, the company is in excellent shape and we are well positioned to realise continued future success. Our strong portfolio is built on six core products of over $1 billion in global sales: *Seroxat/Paxil* for depression, *Augmentin*, an antibiotic, *Flixotide/Flovent* for asthma, *Seretide/Advair* for asthma, *Imigran/Imitrex* for migraine and *Avandia* for diabetes.

New products represent 22 per cent of total pharmaceutical sales and grew at 48 per cent at constant exchange rates to over £3.7 billion in 2001. GlaxoSmithKline is the global leader in three key therapy areas, anti-infectives, respiratory and central nervous system products.

We expect several new product indications will further contribute to future growth. In 2001, we received US approval of *Seroxat/Paxil* indications for generalised anxiety disorder and post-traumatic stress disorder, *Coreg* for severe heart failure, *Augmentin ES* for ear infections in children, and *Twinrix*, the first combination hepatitis A and B vaccine. In January 2002, a US FDA Advisory Committee recommended approval of *Seretide/Advair* for the treatment of chronic obstructive pulmonary disease (COPD) associated with bronchitis.

GlaxoSmithKline is planning to make several key regulatory filings in 2002: compound '908' for HIV, *Ariflo* for COPD, ibandronate for post-menopausal osteoporosis, which will be filed with our development partner Roche, *Lamictal* for bipolar disorder and *Wellbutrin XL* for depression.

GlaxoSmithKline is involved in legal challenges in the USA and Europe regarding infringement of its patents relating to some of its major products. We will continue to defend our intellectual property rights in these and other countries.

Commitment to communities

The Group is delivering on its commitment to support communities globally. During 2001, GlaxoSmithKline continued to play an international leadership role for increasing access to HIV/AIDS treatments in developing countries. We maintained our commitment to reduce prices to governments through the United Nations AIDS Accelerating Access Initiative which we announced in May 2000. We outlined the full range of our activities to improve the quality of healthcare in developing countries in a publication called 'Facing the Challenge'. This included extending our preferential pricing to more products, countries and customers, including global funds. All our anti-retrovirals and anti-malarials are now offered at fixed, not-for-profit prices to public sector customers and non-profit organisations in the least developed countries and sub-Saharan Africa.

Additionally, because of the gravity of the HIV/AIDS problem in sub-Saharan Africa, we offer these preferential prices for anti-retrovirals to employers who provide HIV/AIDS treatment to their staff through workplace clinics.

We have also reconfirmed our commitment to a global programme to eliminate lymphatic filariasis with what will become the industry's largest donation programme. In addition to drug donation, GlaxoSmithKline provides an extensive programme of support to other partners working to prevent this disfiguring tropical disease.

The company also recognises that, even in the USA, some of the poorest citizens may not be able to afford the medicines they need. GlaxoSmithKline took a leadership position and launched the *Orange Card* programme in January 2002 to help people on low incomes who do not have public or private prescription drug coverage.

These programmes reflect our fundamental commitment to improving the quality of life for patients across the globe and connecting with the needs of those communities where our employees live and work.

In May 2002 we will publish a review of GlaxoSmithKline's commitment to society entitled 'Performance with Integrity' which will incorporate information about the most pressing social and environmental issues that are core to our business.

Acknowledgements

We want to thank our Board members and our employees for their support during this first year of our newly merged company. In particular, we would like to thank Sir Peter Walters and Mr John Young, who will retire as Non-Executive Directors of GlaxoSmithKline at the conclusion of the company's Annual General Meeting in May for the invaluable service they have given to the Boards of both SmithKline Beecham and GlaxoSmithKline.

On behalf of the Board and the Corporate Executive Team, we also thank our shareholders for their support of our company. We hope you are as proud of our people and their achievements as we are and that you share our enthusiasm for the tremendous future prospects of GlaxoSmithKline.



Sir Richard Sykes
Chairman

J P Garnier
Chief Executive Officer

A message from Sir Richard Sykes

You will have seen the recent announcement that I have decided to retire from the Board of Directors with effect from this year's Annual General Meeting on 20th May. At that time, Sir Christopher Hogg, currently a Non-Executive Director of GlaxoSmithKline, will become Chairman.

I feel now is the right time to depart having overseen the successful merger of GlaxoSmithKline and as I approach my 60th birthday in August. I wish to devote my time and energy to my role as Rector of Imperial College and leave GlaxoSmithKline in great shape for the future.

I would like to record my thanks to the company's employees for all their dedication and hard work and also to thank shareholders for their support over many years.

A message from J P Garnier

On behalf of the Board, I would like to pay tribute to Sir Richard, who has made a tremendous contribution to Glaxo, Glaxo Wellcome and GlaxoSmithKline. He is a strong and committed ambassador for the pharmaceutical industry and a great champion of the UK science base. I wish him well for the future. At the same time, we welcome Sir Christopher as our new Chairman and look forward to benefiting from his wide-ranging experience and knowledge.

Description of business

The Description of business discusses the activities, the resources and the operating environment of the business and identifies developments and achievements in 2001, under the following headings:

The business

06 History and development of the company
07 Products

Operating environment

10 Competition
11 Regulation

Operating activities

12 Marketing and distribution
12 Manufacture and supply
13 Research and development

Operating resources

22 Intellectual property
23 Information technology
23 GlaxoSmithKline people
24 Property, plant and equipment

The business and the community

25 Performance with integrity
25 Environmental responsibility
26 Access to medicines in the developing world
26 Global community partnerships and corporate donations

Discussion of the Group's management structures and corporate governance procedures is set out in Corporate governance (pages 29 to 34).

The Remuneration report gives details of the Group's policies on Directors' remuneration and the amounts earned by Directors and senior management in 2001 (pages 35 to 42).

Discussion of the Group's operating and financial performance and financial resources is given in the Operating and financial review and prospects (pages 43 to 64).

In this report: 'GlaxoSmithKline' or the 'Group' means GlaxoSmithKline plc and its subsidiary undertakings and the 'company' means GlaxoSmithKline plc; 'GlaxoSmithKline share' means an Ordinary Share of GlaxoSmithKline plc of 25p.

Throughout this report, figures quoted for market size, market share and market growth rates relate to the 12 months ended 30th September 2001 (or later where available). These are GlaxoSmithKline estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GlaxoSmithKline and licensees.

Brand names appearing in italics throughout this report are trade marks of GlaxoSmithKline plc, its subsidiaries or associated companies, with the exception of *Baycol* a trade mark of Bayer AG, *Bexxar*, a trade mark of Corixa Corporation, Inc, *Coreg*, a trade mark of Roche Laboratories, Inc, *Factive*, a trade mark of LG Chemical, Ltd, *Natrecor* a trade mark of Scios Inc, *Navelbine*, a trade mark of Pierre Fabre Médicament and *Nicoderm*, a trade mark of Aventis SA, all of which are used under licence by the Group.

History and development of the company

GlaxoSmithKline plc, and its subsidiary and associated undertakings, constitute a major global healthcare group engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products.

GlaxoSmithKline has its corporate head office in the London area at:

980 Great West Road
Brentford
Middlesex TW8 9GS
England
Tel: 020 8047 5000

GlaxoSmithKline also has operational headquarters in Philadelphia, PA and Research Triangle Park, NC, USA, and operating companies in some 70 countries, with products sold in over 140 countries. The principal research and development (R&D) facilities are in the UK, USA, Japan, Italy and Belgium and products are currently manufactured in some 40 countries.

The major markets for the Group's products are the USA, Japan, the UK, France, Germany and Italy.

GlaxoSmithKline plc is a public limited company incorporated on 6th December 1999 under English law. On 27th December 2000 the company acquired Glaxo Wellcome plc and SmithKline Beecham plc, both English public limited companies, by way of a scheme of arrangement for the merger of the two companies. Both Glaxo Wellcome and SmithKline Beecham were major global healthcare businesses.

On 1st October 2001 Glaxo Wellcome plc changed its name to GlaxoSmithKline Services plc. Historical references to Glaxo Wellcome plc in this document have not been changed.

Business segments

GlaxoSmithKline operates principally in two industry segments:

- Pharmaceuticals (prescription pharmaceuticals and vaccines)
- Consumer Healthcare (over-the-counter medicines, oral care and nutritional healthcare).

Products – Pharmaceuticals

Therapeutic area	Trade mark	Compound	Mechanism	Indication (may vary by country)
CNS disorders	*Seroxat/Paxil*	paroxetine	selective serotonin re-uptake inhibitor	depression, panic, anxiety
	Wellbutrin	bupropion	noradrenaline re-uptake inhibitor	depression
	Imigran/Imitrex	sumatriptan	$5HT_1$ agonist	migraine, cluster headache
	Naramig/Amerge	naratriptan	$5HT_1$ agonist	migraine
	Lamictal	lamotrigine	sodium channel modulator	epilepsy
	Requip	ropinirole	dopamine D2 agonist	Parkinson's disease
	Zyban	bupropion SR	noradrenaline re-uptake inhibitor	smoking addiction
Respiratory	*Flixotide/Flovent*	fluticasone propionate	inhaled anti-inflammatory	asthma, bronchial conditions
	Serevent	salmeterol xinafoate	bronchodilator	bronchial asthma, bronchitis
	Seretide/Advair	salmeterol and fluticasone propionate	bronchodilator/anti-inflammatory	asthma
	Flixonase/Flonase	fluticasone propionate	intranasal anti-inflammatory	hayfever, perennial rhinitis
	Ventolin	salbutamol/albuterol	bronchodilator	bronchial asthma, bronchitis
	Becotide/Beclovent	beclomethasone dipropionate	inhaled anti-inflammatory	bronchial asthma, bronchitis
	Beconase	beclomethasone dipropionate	intranasal anti-inflammatory	hayfever, perennial rhinitis
Anti-bacterials /anti malarials	*Augmentin*	amoxicillin/ clavulanate potassium	broad spectrum oral/injectable antibiotic	common infections
	Zinnat/Ceftin	cefuroxime axetil	oral antibiotic	common infections
	Fortum/Fortaz	ceftazidime	injectable antibiotic	severe, life threatening infections
	Amoxil	amoxicillin	broad spectrum oral/injectable antibiotic	common infections
	Malarone	*atovaquone/proguanil*	*electron transport system inhibitor*	*treatment and prophylaxis of malaria*
	Zinacef	cefuroxime	injectable antibiotic	surgical infections
Anti-virals	*Trizivir*	lamivudine, zidovudine and abacavir	reverse transcriptase inhibitor	HIV/AIDS
	Combivir/Biovir	lamivudine and zidovudine	reverse transcriptase inhibitor	HIV/AIDS
	Epivir/3TC	lamivudine	reverse transcriptase inhibitor	HIV/AIDS
	Retrovir/AZT	zidovudine	reverse transcriptase inhibitor	HIV/AIDS
	Ziagen	abacavir	reverse transcriptase inhibitor	HIV/AIDS
	Agenerase	amprenavir	protease inhibitor	HIV/AIDS
	Valtrex/Zelitrex	valaciclovir	DNA polymerase inhibitor	shingles, genital herpes
	Zovirax	aciclovir	DNA polymerase inhibitor	herpes infections, shingles, chicken pox, cold sores
	Zeffix/Heptavir/ Heptodin/Epivir HBV	lamivudine	reverse transcriptase inhibitor	chronic hepatitis B infection
	Relenza	zanamivir	neuraminidase inhibitor	influenza treatment
Metabolic and gastro-intestinal	*Avandia*	rosiglitazone	PPAR-gamma agonist	type 2 diabetes
	Zantac	ranitidine hydrochloride	anti-secretory	duodenal ulcers, stomach ulcers, reflux and dyspepsia
Vaccines	*Havrix*			hepatitis A
	Engerix-B			hepatitis B
	Twinrix			hepatitis A and B
	Infanrix			diphtheria, tetanus, acellular pertussis
Oncology and emesis	*Zofran*	ondansetron	$5HT_3$ receptor antagonist	nausea and vomiting from cancer therapy
	Hycamtin	topotecan	topoisomerase 1 inhibitor	ovarian cancer, small cell lung cancer
	Navelbine	vinorelbine	cytotoxic	non-small cell lung cancer, breast cancer
Cardiovascular	*Coreg*	carvedilol	alpha/beta blocker	congestive heart failure
	Lanoxin	digoxin	cardiac anti-arrhythmic	congestive heart failure, cardiac arrhythmia
	Flolan	epoprostenol	inhibitor of blood clotting	primary pulmonary hypertension
	Lacipil	lacidipine	calcium channel blocker	hypertension
	Pritor	telmisartan	angiotensin II antagonist	hypertension
Arthritis	*Relafen*	nabumetone	non steroidal anti-inflammatory	osteoarthritis and rheumatoid arthritis

Products – Pharmaceuticals (by therapeutic area)

GlaxoSmithKline's principal pharmaceutical products are presently directed to 10 major therapeutic areas. An analysis of sales by these therapeutic areas, and a description of the principal products, are set out below:

Sales by therapeutic area	2001 £m	2000 £m	1999 £m
Central nervous system	**4,007**	3,279	2,720
Respiratory	**3,537**	2,789	2,382
Anti-bacterials	**2,604**	2,472	2,383
Anti-virals	**2,128**	1,899	1,610
Metabolic and gastro-intestinal	**1,480**	1,232	886
Vaccines	**948**	842	776
Oncology and emesis	**838**	710	613
Cardiovascular	**591**	463	449
Arthritis	**156**	210	275
Others	**916**	1,086	1,096
Divested products	–	447	428
	17,205	15,429	13,618

Central nervous system (CNS) disorders

Seroxat/Paxil is a selective serotonin re-uptake inhibitor (SSRI) approved for depression, panic, obsessive compulsive disorder and social anxiety disorder. Approval was received in 2001 for post traumatic stress disorder and generalised anxiety disorder in the USA, UK and some European markets.

Wellbutrin is also an anti-depressant, available in the USA in normal or sustained release tablet formulations.

Imigran/Imitrex is a $5HT_1$ receptor agonist used for the treatment of severe or frequent migraine and cluster headache, and has become the reference product in this sector. *Naramig/Amerge* is the Group's newer migraine product.

Lamictal is a treatment for epilepsy. Used alone or in combination with other products, it has achieved penetration of this mature market through successful treatment of severe cases.

Requip is a specific dopamine D2-like receptor for the treatment of Parkinson's disease.

Zyban is a novel, nicotine-free prescription medicine, available as a sustained-release tablet, for treating the problem of smoking addiction.

Respiratory

Serevent is a long-acting bronchodilator, and *Ventolin* a selective short-acting bronchodilator, both for the treatment of asthma.

Flixotide/Flovent and *Becotide/Beclovent* are inhaled steroids for the treatment of inflammation associated with bronchial asthma and chronic bronchitis.

Seretide/Advair, a combination of *Serevent* and *Flixotide*, offers a long-acting bronchodilator and an anti-inflammatory in a single inhaler.

Flixonase/Flonase and *Beconase* are intra-nasal preparations for the treatment of perennial and seasonal rhinitis.

The Group's respiratory products are now available in a wide choice of delivery systems, including the *Diskus/Accuhaler*, a dry powder multi-dose inhaler.

Anti-bacterials and anti-malarials

Augmentin is a broad-spectrum antibiotic suitable for the treatment of a wide range of common bacterial infections, and is particularly effective against respiratory tract infections. New *Augmentin ES-600* is an extra strength suspension specifically designed to treat children with recurrent or persistent middle ear infections.

Zinnat is an oral antibiotic used primarily for community-acquired infections of the lower respiratory tract. *Fortum* and *Zinacef* are used in the hospital-based injectable antibiotics market.

Malarone is an oral anti-malarial used for the treatment and prophylaxis of malaria caused by Plasmodium falciparum.

Anti-virals

Combivir, a combination of *Retrovir* and *Epivir*, has consolidated the position of these two reverse transcriptase inhibitors as the cornerstone of many multiple anti-HIV product regimens. Physician acceptance has clearly demonstrated the value placed on minimising the 'pill burden' faced by patients.

Ziagen is the Group's new reverse transcriptase inhibitor. The product's potency, ease of use and resistance profile will allow it to play a significant role in a variety of highly active, well tolerated, and simplified HIV treatment regimens.

Trizivir is a combination of *Combivir* and *Ziagen*, combining three anti-HIV therapies in one tablet, for twice daily administration.

Agenerase is a new protease inhibitor for the treatment of HIV, the first medicine of this class to be brought to the market by GlaxoSmithKline. *Agenerase* has a twice daily dosing regimen and no significant food or drink restrictions.

Zeffix has been approved for marketing in the USA, Europe, China and other markets for the treatment of chronic hepatitis B.

Zovirax is used for the treatment of herpes infections such as chicken pox, genital herpes, shingles and cold sores. The newer anti-herpes compound, *Valtrex*, reinforces the Group's presence in this market as a treatment for zoster and the episodic and long-term suppression of genital herpes.

Metabolic and gastro-intestinal

Avandia is a potent insulin sensitising agent which acts on the underlying pathophysiology of type 2 diabetes.

Zantac, for the treatment of peptic ulcer disease and a range of gastric acid related disorders, continues to play a major role in treatment in a number of markets, even where patent protection has been lost. *Pylorid/Tritec* is used, in combination with antibiotics, for the eradication of helicobacter pylori, a causative agent in ulcers.

Vaccines
GlaxoSmithKline markets a range of hepatitis vaccines. *Havrix* protects against hepatitis A and *Engerix-B* against hepatitis B. *Twinrix* is a combined hepatitis A and B vaccine, protecting against both diseases with one vaccine and available in both adult and paediatric strengths.

Infanrix is a range of paediatric vaccine combinations. *Infanrix* provides protection against diphtheria, tetanus and pertussis (whooping cough). *Infanrix PeNta* provides additional protection against hepatitis B and polio, and *Infanrix HeXa* further adds protection against haemophilus influenzae type b, which causes meningitis.

Additionally GlaxoSmithKline markets *Priorix,* a measles, mumps and rubella vaccine, *Typherix*, a vaccine for protection against typhoid fever, and *Varilirix*, a vaccine against varicella or chicken pox.

Oncology and emesis
Zofran is used to prevent nausea and vomiting associated with chemotherapy and radiotherapy for cancer, and is available in both oral and injectable forms. It is also approved for use in the prevention and treatment of post-operative nausea and vomiting.

Hycamtin is a second line treatment both for ovarian cancer and for small cell lung cancer.

Cardiovascular
Coreg is an alpha/beta blocker which has been proven to be effective in treating mild, moderate and severe heart failure.

Arthritis
Relafen is a non-steroidal anti-inflammatory drug for the treatment of arthritis.

Other
Other categories include the Group's principal dermatological products; *Betnovate*, the higher potency *Dermovate* and the newer *Cutivate* are anti-inflammatory steroid products used to treat skin diseases such as eczema and psoriasis.

Divested products
In accordance with agreements for regulatory approvals of the merger between Glaxo Wellcome and SmithKline Beecham, the products *Kytril*, for the treatment of chemotherapy – and radiotherapy – induced nausea and vomiting, and *Famvir*, an anti-viral for the treatment of shingles and herpes, were divested in December 2000.

Products – Consumer Healthcare

GlaxoSmithKline's principal consumer products are presently directed to three major areas. An analysis of sales by these areas is set out below:

	2001 £m	2000 £m	1999 £m
Over-the-counter medicines	**1,603**	1,454	1,434
Oral care	**1,106**	642	614
Nutritional healthcare	**575**	535	488
Divested products	**–**	19	10
	3,284	2,650	2,546

Sales in 2001 include sales of Block Drug products amounting to £594 million. Divested products include those which were divested due to the merger of Glaxo Wellcome and SmithKline Beecham.

The major products are:

Category	Product
Over-the-counter medicines	
Analgesics	*Panadol*
Dermatologicals	*Oxy*
	Zovirax
	Abreva
Gastro-intestinal	*Tums*
	Citrucel
Respiratory tract	*Contac*
	Beechams
Smoking control	*Nicorette*
	NicoDerm CQ
	NiQuitin CQ
	Nicabate
Vitamins and naturals	*Abtei*
Oral care	*Aquafresh*
	Corega
	Dr Best
	Macleans
	Odol
	Polident
	Poligrip
	Sensodyne
Nutritional healthcare	*Horlicks*
	Lucozade
	Ribena

Over-the-counter medicines
The leading products are *Panadol*, a widely available non-aspirin analgesic; *Nicorette* gum; the *Nicoderm, NiQuitin CQ* and *Nicabate* range of smoking cessation patches; *Tums*, a calcium based antacid; *Citrucel* laxative; *Contac* for the treatment of colds and influenza, *Abtei*, a natural medicines and vitamin range; *Oxy* acne treatment and *Zovirax* and *Abreva* for the treatment of cold sores.

Oral care
The leading oral care products are *Aquafresh*, *Macleans* and *Odol* toothpastes and mouthwashes and a range of toothbrushes sold under the *Aquafresh* and *Dr Best* names. The acquisition of Block Drug in January 2001 added *Sensodyne* toothpaste and a range of denture care products available principally under the *Polident*, *Poligrip* and *Corega* brand names.

Nutritional healthcare
Lucozade glucose energy and sports drinks; *Ribena* blackcurrant-based juice drink rich in vitamin C and *Horlicks*, a range of milk-based malted food and chocolate drinks are the leading products in this category.

Competition – Pharmaceuticals

The pharmaceutical industry is highly competitive. GlaxoSmithKline's principal competitors are large international pharmaceutical companies with substantial resources. Some of these companies and their major products are mentioned below.

Pharmaceuticals may be subject to competition from different therapies during the period of patent protection and, once off patent, from generic versions. The manufacturers of generic products typically do not bear research and development costs and consequently are able to offer their products at considerably lower prices than the branded competitors. A research and development-based pharmaceutical company will normally seek to achieve a sufficiently high profit margin and sales volume during the period of patent protection to repay the original investment and to fund research for the future. Competition from generic products generally occurs as GlaxoSmithKline's patents in major markets expire.

GlaxoSmithKline undertakes a range of activities, including:

- introducing innovative products into as many markets as possible
- accelerating the process by which new products are brought to market
- increasing brand recognition among customers.

Ultimately, GlaxoSmithKline believes that its competitive position is dependent upon the discovery and development of new products, together with effective marketing of existing products. Within the pharmaceutical industry, the introduction of new products and processes by competitors may affect pricing levels or result in product replacement, and there can be no assurance that GlaxoSmithKline's products may not become outmoded, notwithstanding patent or trademark protection. In addition, increasing government and other pressure for physicians and patients to use generic pharmaceuticals rather than brand-name medicines may increase competition for products that have gone off patent.

CNS disorders

Major competitors to *Paxil* in the US selective serotonin reuptake inhibitor (SSRI) market are Prozac from Eli Lilly (generic fluoxetine became available from August 2001), Zoloft from Pfizer and Forest Laboratories' Celexa. The success of *Seroxat/Paxil* has made it a target for generic manufacturers, against whom GlaxoSmithKline continues to respond appropriately (see Note 30 to the Financial statements, 'Legal proceedings').

Imigran has grown to be one of GlaxoSmithKline's leading products through addressing the previously unmet needs of migraine sufferers. Although other companies have launched competing products, newer formulations of *Imigran,* such as the nasal spray, and the introduction of *Naramig* have helped GlaxoSmithKline to retain its lead over its competitors in the migraine market and maintain growth.

Respiratory

The combined performance of GlaxoSmithKline's *Flixotide*, *Serevent* and the recently launched *Seretide/Advair*, have continued to drive growth in this market. The established products such as *Ventolin* and *Becotide* have faced generic competition for some years but have maintained significant sales. A major competitor to GlaxoSmithKline's respiratory products in the USA is Singulair from Merck.

Anti-bacterials and anti-malarials

Major products competing with GlaxoSmithKline's semi-synthetic penicillins are other anti-infectives including, but not limited to, generic brands, cephalosporins and, to an increasing degree, particularly in Japan, quinolones. *Augmentin* has been experiencing increased competition in the USA, particularly from Pfizer's Zithromax, Bayer's Cipro, and Johnson & Johnson's Levaquin and has lost patent protection in various countries in Europe. The success of *Augmentin* has made it a target for generic manufacturers in the USA, against whom GlaxoSmithKline continues to respond appropriately (see Note 30 to the Financial statements, 'Legal proceedings'). *Amoxil* has been without patent protection for a number of years and is subject to competition from generic brands. *Malarone*'s safety profile and convenient dosing regimen have helped put this product in a strong position versus mefloquine following its recent launch for malaria prophylaxis.

Anti-virals

GlaxoSmithKline has a pioneering role in the HIV market, with *Retrovir* and *Epivir* acting as the cornerstone of combination therapy, and available as *Combivir* in a single tablet. The launch of *Ziagen*, *Agenerase* and *Trizivir* have broadened the Group's portfolio of HIV products. *Valtrex* has helped strengthen the company's position in the anti-herpes area, although *Zovirax* faces competition from generic aciclovir.

Metabolic and gastro-intestinal

The major competitor for *Avandia* is Takeda Chemical's Actos, which is co-promoted with Eli Lilly in the USA. In the gastro-intestinal market, *Zantac* faces significant competition from omeprazole, a proton pump inhibitor, and from generic ranitidine hydrochloride.

Vaccines

GlaxoSmithKline's major competitors in the vaccine market include Aventis Pasteur, Merck and Wyeth. *Engerix-B* and *Havrix* compete with vaccines produced by Merck – Comvax and Recombivax HB for hepatitis B and Vaqta for hepatitis A. *Infanrix's* major competitors are Aventis Pasteur's Tripedia and TriHIBit, and Wyeth's Acel-Imune and Tetramune.

Competition – Consumer Healthcare

The major competitors in the consumer healthcare markets are the major international companies Procter & Gamble, Colgate-Palmolive, American Home Products, Unilever and Johnson & Johnson. In addition, there are many other large and small companies that compete with GlaxoSmithKline in selected markets.

In the USA, the major competitor products in over-the-counter (OTC) medicines are: Tylenol Cold (cold remedy), Clearasil (acne treatment), Pepcid (indigestion) and private label smoking cessation products. In the UK the major competitor products are: Lemsip (cold remedy), Nurofen and Anadin (analgesics) and Nicotinell (smoking cessation remedy).

In Oral care, Colgate-Palmolive, Procter & Gamble and Unilever are the major international competitors.

In Nutritional healthcare the major competitors to *Horlicks* are Ovaltine and Milo malted food and chocolate drinks. The competitors to *Ribena* are primarily local fruit juice products while *Lucozade* competes with other energy drinks.

GlaxoSmithKline holds leading global positions in all its key consumer product areas. It is the second largest company worldwide in both OTC medicines and Oral care, and the fifth largest company worldwide in Nutritional healthcare.

Regulation – Pharmaceuticals

The international pharmaceutical industry is highly regulated. National regulatory authorities administer a panoply of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of drugs and also review the safety and efficacy of pharmaceutical products. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development.

Of particular importance is the requirement in many countries that products be authorised or registered prior to marketing and that such authorisation or registration be maintained subsequently.

The national regulatory authorities in many jurisdictions, including the USA, the European Union, Japan and Australia, have high standards of technical appraisal and consequently the introduction of new pharmaceutical products generally entails a lengthy approval process.

In the European Union, there are two procedures for obtaining marketing authorisations for medicinal products:

- The Centralised Procedure, with applications made direct to the European Medicines Evaluation Agency and leading to an authorisation valid in all member states, is compulsory for products derived from biotechnology and optional for new active substances and other innovative medicinal products.
- The Mutual Recognition Procedure, which is applicable to the majority of conventional medicinal products, operates by mutual recognition of national marketing authorisations; where agreement cannot be reached, it is resolved by procedure of binding arbitration.

Grant of a marketing authorisation affords the company a data protection period during which a competitor cannot rely on confidential data in the regulatory file as a basis for its own marketing authorisation. The data protection period begins on the date an authorisation is first granted in the European Union and expires after ten years for authorisations granted via the Centralised Procedure, or ten or six years for authorisations granted via the Mutual Recognition procedure, depending on the country concerned.

Across International markets (ie. countries outside USA and Europe), regulations and the regulatory environment continue to be extremely varied and challenging.

GlaxoSmithKline anticipates that the introduction of new products will continue to require substantial effort, time and expense to comply with regulatory requirements.

Price controls

In addition to the forms of regulation already referred to, in many countries the prices of pharmaceutical products are controlled by law.

Governments may also influence the prices of pharmaceutical products through their control of national healthcare organisations which may bear a large part of the cost of supplying such products to consumers.

In some countries, such as France and Japan, the prices of individual products are regulated. In the UK, prices are controlled by reference to limits upon the overall profitability, measured by the rate of return on capital employed, of sales of products supplied under the National Health Service.

In the USA, debate over the reform of the healthcare system has resulted in an increased focus on pricing. Although there are currently no government price controls over private sector purchases in the USA, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under Medicaid healthcare programmes.

During 2001 the pharmaceutical market worldwide continued to experience increasing pressure on pricing and reimbursement from governments and healthcare providers, though it is non-price factors (new products and higher volumes) which are principally driving the growth of pharmaceutical expenditure.

In Europe, historically affected by government regulation in pricing and reimbursement, the pharmaceutical industry continued to experience pressure on its prices through a range of measures, including across-the-board price cuts, linking of prices to low-cost countries (price referencing) and delays in agreeing reimbursement. There is an increasing pressure for generic substitution. In some countries cross-border imports from low-priced markets exert a commercial pressure on in-country pricing.

In Japan discussions are ongoing as to which new price and reimbursement controls the government will introduce.

Value for money

It is becoming increasingly necessary to demonstrate the value for money of new products, in particular the impact upon drug budget expenditure and the burden of the disease that will be treated. In some markets, the need to satisfy healthcare purchasers as to value for money is becoming an additional hurdle for product acceptance over and above the regulatory tests of safety, efficacy and quality. This can delay bringing effective and improved medicines to the market and reduce their effective patent protection time.

In many markets it is becoming increasingly difficult for a significant improved therapy to obtain a premium price over existing medication. Philosophies founded on value-based pricing are difficult to follow in such circumstances. In the USA it is still possible to price products to reflect their value.

Future developments

It is not possible to predict whether, and to what extent, the Group's business may be affected by future legislative and regulatory developments relating to specific pharmaceutical products or the pricing of such products.

Regulation – Consumer Healthcare

The consumer healthcare industry is subject to national regulation regarding the testing, approval, manufacturing, labelling and marketing of products. In many countries high standards of technical appraisal entail a lengthy approval process before a new product is launched.

National regulatory authorisation is also required to approve the switch of products from prescription to OTC. The requirements include long-term experience of the quality, safety and efficacy of the product in a wide patient population and data to confirm that the relevant condition is both self-limiting and can easily be diagnosed by the consumer.

Marketing and distribution

GlaxoSmithKline sells its products worldwide through an extensive network of subsidiaries, licensees and distributors.

The gross profit margins earned on sales of pharmaceutical products are generally higher than those earned on sales of consumer products, reflecting the many risks and uncertainties inherent in developing and marketing pharmaceuticals. These risks include the high level of research and development expenditure required to discover, test and obtain patent protection for new products and the competition from new and generic products.

GlaxoSmithKline's worldwide business is subject to a number of risks inherent in conducting business in certain countries, including possible nationalisation, expropriation and other restrictive government actions such as capital regulation. In addition, currency fluctuations and other changes in economic conditions occur from time to time, which can have either a favourable or unfavourable effect on trading income. GlaxoSmithKline does not regard these factors as deterrents to further expansion of its international operations. However, the company closely reviews its methods of operation, particularly in developing countries, and develops strategies to respond to changing economic and political conditions.

Marketing and distribution – Pharmaceuticals

An analysis of total pharmaceutical sales including, in 2000 and 1999, divested products, by geographic region is set out below:

Sales by geographic region	2001 £m	2000 £m	1999 £m
USA	**9,037**	7,705	6,276
Europe	**4,561**	4,268	4,288
Rest of World:			
Asia Pacific	**1,119**	1,049	929
Japan	**741**	832	704
Latin America	**790**	682	636
Middle East, Africa	**539**	511	461
Canada	**418**	382	324
	17,205	15,429	13,618

GlaxoSmithKline sells its prescription medicines primarily to wholesale drug distributors, independent and chain retail pharmacies, physicians, hospitals, clinics, government entities and other institutions. These products are ordinarily dispensed to the public by pharmacies through prescriptions written by physicians.

In the USA, the world's largest pharmaceutical market, the pressure to contain healthcare costs has encouraged the growth of managed care organisations and pharmacy benefit managers. These intermediaries use a range of methods to lower costs, including the substitution of generic products or other cheaper therapies for branded products prescribed by doctors. GlaxoSmithKline contracts with the managed care sector due to its increasing importance as a supplier of healthcare to the community.

In each market, GlaxoSmithKline deploys salesforces of representatives and supporting medical staff to promote its prescription products to medical prescribers and healthcare purchasers through personal visits.

Promotion of GlaxoSmithKline's products is supplemented by scientific seminars, advertising in medical and other journals, television advertising, the provision of samples, the direct mailing of printed material and information contained on the company's site on the World Wide Web.

Direct-to-consumer (DTC) advertising is a major component of product marketing in the USA. DTC advertisements are now the primary source of information for patients requesting specific brand name products from their physicians in the USA.

Outside the USA, DTC is either prohibited or has a more limited role in informing patients. In the European Union and in Canada, DTC is currently prohibited. In Australia, the government allow DTC advertising of pharmacy-only products subject to certain safeguards. In New Zealand, DTC is allowed and self-regulated by the industry in collaboration with the Advertising Standards Agency. Other markets allow DTC, but to date the impact has been more limited.

In addition to the direct marketing of products by its subsidiaries. GlaxoSmithKline has entered into agreements with other pharmaceutical companies for the co-marketing and co-promotion of its products in many markets.

Marketing and distribution – Consumer Healthcare

The principal markets for Consumer Healthcare's OTC medicines are the USA, the UK, Germany, Australia, Argentina, Italy, Mexico, Japan, Canada and France. The nutritional drinks business is particularly strong in the UK, Ireland and India, although the range of products is available in other markets. The principal markets for the Oral care products are the US, Germany and the UK.

OTC and Oral care products are primarily distributed through pharmacy or mass market outlets directly or through wholesalers.

Nutritional healthcare products are distributed through a similar but more extensive retail and wholesale network.

Manufacture and supply

GlaxoSmithKline has a large portfolio of products, ranging from tablets and toothpaste to inhalers and complex capsules, in over 36,000 different pack sizes and presentations.

Manufacture of medicines begins with the development of a therapeutic active ingredient (bulk active) in a selected formulation. Global Manufacture & Supply (GMS) develops manufacturing processes for full scale volume production of active compounds at 'primary' manufacturing sites. Converting active compounds into a finished dosage formulation is the responsibility of the 'secondary' manufacturing sites.

Following the merger between Glaxo Wellcome and SmithKline Beecham in December 2000, GMS operates as a single global network of 107 sites in 40 countries employing over 35,000 people. Each year GMS produces around 5,900 tonnes of bulk actives and over 4.0 billion packs, which are packaged and delivered for sale in over 140 countries. Throughout the world it also supports approximately 2,000 new product and line extension launches a year.

GMS is focused on delivering:

- a secure source of supply of high quality products
- compliance with regulatory requirements and customer expectations
- best in class cost
- leading edge practices and performance – at sites, in procurement and in other global functions.

Organisation

GMS operations are structured into Supply Chains and Regions.

Antibiotics supply chain

This is a global organisation with 16 sites, spread across 10 countries. In total, around 4,800 staff are employed across all of these sites, where a broad range of antibiotic products are manufactured and packaged.

Other actives supply chain

The active ingredients of non-antibiotic products are produced at ten sites across the network, located in Australia, India, Ireland, Singapore, the UK and the USA. Approximately 3,600 staff are employed in manufacturing and supplying these active ingredients to the secondary pharmaceutical sites in the regions.

European region

There are 13 sites in the European region spread across seven countries employing around 8,300 people in total. Between them the European sites manufacture nearly all of the major pharmaceutical products marketed globally by GlaxoSmithKline in a wide variety of finished dosage forms.

North America region

There are three pharmaceutical sites in the North America region located in Puerto Rico, Canada and the USA. These sites employ around 1,900 staff.

International region

The International region comprises 35 manufacturing sites in 19 countries spread across six distinct areas and employs around 8,300 people. There are five sites in Middle East/Africa, 17 sites spread across the Asia Pacific area, four sites in China, two in Japan and seven in Latin America.

Vaccines supply chain

Vaccine production is located principally at Rixensart, Belgium and at Dresden, Germany. These sites employ around 2,500 staff. Vaccines production operates as a separate network.

Consumer Healthcare supply chain

There are 30 Consumer Healthcare manufacturing sites spread across 17 countries, employing around 7,000 staff. The seven sites added as a result of the January 2001 acquisition of Block Drug have been incorporated into this supply organisation. The Consumer Healthcare supply chain is diverse and includes the manufacturing and supply of OTC medicines, Oral care, Nutritional healthcare and smoking cessation products.

GlaxoSmithKline integration

The former Glaxo Wellcome Strategic Master Plan (SMP) and the SmithKline Beecham Global Supply Initiative (GSI) programmes, which both focused on improvements to the overall site network, have been consolidated into one GlaxoSmithKline programme in 2001.

This long term, integrated change programme is called the Global Supply Network (GSN) and is structured to deliver benefits through five major streams of activity:

- Reduction in above site infrastructure and costs
- Procurement initiatives
- Continued network rationalisation
- Logistics improvements
- Operational excellence and lean sigma improvements.

As part of the network rationalisation plan, production ceased in 2001 at sites in seven countries, including Hungary, Sri Lanka and Taiwan. The disposal or closure of a further six sites were announced in the year.

External suppliers

Procurement is a global function supporting all functions and areas of the GlaxoSmithKline business. Manufacturing is one of the largest areas with over £2 billion spend with external suppliers every year, including the purchase of active ingredients, chemical intermediates, part finished and finished products. GMS has taken appropriate steps to protect its supply chains from any disruption resulting from interrupted external supply through appropriate stock levels, contracting and alternative registered suppliers.

Research and development – Pharmaceuticals

The global biological and pharmaceutical Research and Development (R&D) function in GlaxoSmithKline is responsible for discovering, developing, registering, commercialising and supporting effective marketing of innovative prescription medicines, vaccines and delivery systems for the treatment and prevention of human disease.

Fundamental to this goal is a thorough understanding of the diseases under investigation, increasingly involving pioneering work in genetics and predictive medicine as well as the more traditional research disciplines of pharmacology and medicinal chemistry. In addition to the work to create new medicines and vaccines, extensive efforts are made to gain a clear understanding of the unmet needs of patients and of healthcare providers and payers as a contribution to the overall direction of R&D.

In 2001 GlaxoSmithKline invested over £2.4 billion in pharmaceuticals R&D. Approximately 15,000 staff are involved in biological and pharmaceutical R&D activities, at more than 20 sites worldwide, including:

- UK: Beckenham, Brentford, Cambridge, Dartford, Greenford, Harlow, Stevenage, Tonbridge, Ware, Welwyn Garden City
- USA: Bristol, Tennessee; Philadelphia, Upper Merion and Upper Providence, Pennsylvania; Research Triangle Park, North Carolina
- Belgium: Rixensart
- Canada: Mississauga
- France: Les Ulis, Evreux
- Italy: Verona
- Japan: Tsukuba Science City and Takasaki
- Spain: Tres Cantos, Madrid.

During the first year of merger and integration R&D has undergone significant changes but, despite this, progress with the portfolio has been maintained. A range of products across many therapeutic areas has been delivered to the market and an extensive programme of regulatory submissions in all markets worldwide has continued the progression of the portfolio through the development cycle. In addition, an unprecedented in-licensing initiative has strengthened the pipeline, particularly in the later stages. Practical management of the portfolio of compounds in development has also been a focus, ensuring that GlaxoSmithKline R&D invests its resource in projects that will achieve the optimum value.

Product development pipeline

The product development pipeline, set out below shows considerable breadth and depth: at the end of 2001 GlaxoSmithKline had 161 pharmaceutical and vaccine projects in development, of which 118 are in the clinic.

Key

S: Date of first submission

A: Date of first Regulatory approval (for MAA, this is the first EU approval letter)

AL: Approvable letter

Compound	Type	Indication	Phase	MAA	NDA
Antimicrobials & host defence					
SB249417	anti-Factor IX monoclonal antibody	severe sepsis & septic shock (also stroke)	I		
Augmentin (granules)	beta lactam antibiotic	respiratory tract infections (incl. penicillin-resistant S. pneumoniae) – modified release granule formulation	I	2003	N/A
Augmentin	beta lactam antibiotic	respiratory tract infections (incl. penicillin-resistant S. pneumoniae) – once daily formulation	I	2004	2004
GR270773	phospholipid anti-endotoxin emulsion	sepsis	II		
sitamaquine	unknown	treatment of visceral leishmaniasis	III	2003	N/A
tafenoquine (SB252263)	8-aminoquinoline	malaria prophylaxis (adults)	III	2004	2004
Lapdap	antifolate	treatment of uncomplicated malaria	III	2002	N/A
oxibendazole	polymerase inhibitor	treatment of adult & paediatric helminth intestinal infections	III	2003	N/A
Augmentin ES	beta lactam antibiotic	acute otitis media (incl. penicillin-resistant S. pneumoniae) – high-dose chewable tablet	III	N/A	2003
Augmentin XR	beta lactam antibiotic	respiratory tract infections (incl. penicillin-resistant S. pneumoniae) – modified release formulation	Submitted	S:Dec00	S:Dec00
Factive	broad spectrum fluoroquinolone antibiotic	respiratory & urinary tract infections – oral formulation	Submitted	S:Feb00	S:Dec99
Anti-viral					
GW810781 (S-1360) [1]	HIV integrase inhibitor	HIV infections	II		
Ziagen/Epivir	reverse transcriptase inhibitors	HIV infection – combination tablet	III	2003	2003
GW433908	protease inhibitor; Agenerase pro-drug	HIV infection	III	2002	2002
Valtrex/Zelitrex	nucleoside analogue	HSV suppression in immunocompromised patients	III	N/A	2002
Valtrex/Zelitrex	nucleoside analogue	prevention of HSV transmission	III	2002	2002
Valtrex/Zelitrex	nucleoside analogue	cold sores	Submitted	N/A	S:Nov01
Epivir	reverse transcriptase inhibitor	HIV infection – once daily dosing	Approved	A:Nov01	S:Aug01
Zeffix	reverse transcriptase inhibitor	paediatric hepatitis B	Approved	S:Jun01	A:Aug01
Cardiovascular & urogenital					
GW590735	peroxisome proliferator-activator receptor (PPAR) agonist	dyslipidaemia	I		
GW501516	PPAR agonist	dyslipidaemia	I		
SB249417	anti-Factor IX monoclonal antibody	stroke (also severe sepsis & septic shock)	I		
SB480848	Lp-PLA2 inhibitor	atherosclerosis	I		
GW473178	thrombin inhibitor	prevention of stroke secondary to atrial fibrillation; prevention and treatment of venous thrombosis	II		
GW660511	angiotensin converting enzyme-neutral endopeptidase inhibitor	hypertension	II		
talnetant (SB223412)	tachykinin (NK3) antagonist	urinary incontinence (also irritable bowel syndrome, COPD , cough and schizophrenia)	II		
SB424323	indirect thrombin inhibitor	prevention of stroke secondary to atrial fibrillation; prevention and treatment of venous thrombosis	II		
SB207266	$5HT_4$ antagonist	atrial fibrillation	II		
SB237376	potassium-calcium channel blocker	cardiac arrhythmia	II		
dutasteride (GI198745)	5-alpha reductase inhibitor	alopecia (also BPH)	II		
Natrecor (nesiritide) [2]	recombinant beta-type natriuretic peptide	acute heart failure	III	2002	N/A
Pritor (telmisartan)	angiotensin II antagonist	hypertension – in combination with hydrochlorothiazide	Submitted	S:Apr01	N/A
vardenafil [3]	PDE-V inhibitor	erectile dysfunction	Submitted	S:Jan02	S:Sep01
dutasteride	5-alpha reductase inhibitor	benign prostatic hyperplasia (also alopecia)	Approved	S:Sep01	A:Nov01
Coreg	beta blocker	severe heart failure	Approved	N/A	A:Nov01
Metabolic & musculoskeletal					
GI181771	CCK-A agonist	obesity	I		
GW427353	beta3 adrenergic agonist	type 2 diabetes	I		
SB418790	beta3 adrenergic agonist	type 2 diabetes & obesity	I		
GW320659 (1555U88)	noradrenaline re-uptake inhibitor	obesity (also attention deficit hyperactivity disorder)	II		TBD
ibandronate [4]	bisphosphonate (3rd generation)	postmenopausal osteoporosis	III	2002	2002
Avandia+ metformin	PPAR gamma agonist plus metformin combination tablet	type 2 diabetes			
Avandia	PPAR gamma agonist	type 2 diabetes – in combination with insulin	Submitted		AL:Feb01

Compound	Type	Indication	Phase	MAA	NDA
Neurology & gastro-intestinal					
SB723620	corticotropin releasing factor (CRF-R1) antagonist	irritable bowel syndrome (also anxiety & depression)	I		
SB683698 (TR 14035)	dual alpha4 integrin antagonist (VLA4)	multiple sclerosis (MS) & inflammatory bowel disease (also asthma & RA)	I		
GW493838	adenosine A1 antagonist	neuropathic pain & migraine	I		
SB281832	p38 kinase inhibitor	inflammatory bowel disease (also RA)	I		
talnetant (SB223412)	tachykinin (NK3) antagonist	irritable bowel syndrome (also urinary incontinence, COPD & cough)	I		
GW406381	COX-2 inhibitor (second generation)	pain including inflammatory pain	I		
SB271046	5HT$_6$ antagonist	Alzheimer's Disease	I		
SB641257 (YH 1885)	reversible proton pump antagonist	gastro-esophageal reflux disease	I		
SB737004 (S-0139) [1]	endothelin A antagonist	haemorrhagic & ischaemic stroke	II		
SB737552 (S-8510) [1]	benzodiazepine inverse agonist	Alzheimer's Disease & vascular dementia	II		
carabersat (SB204269)	benzopyran	epilepsy & migraine	II		
Imigran/Imitrex	5HT$_1$ agonist	migraine – needle-free injection	II	2003	2003
ReQuip	non-ergot dopamine agonist	Parkinson's disease – controlled release formulation	II	2004	2004
ReQuip	non-ergot dopamine agonist	restless leg syndrome	III	2003	2003
Lotronex	5HT$_3$ antagonist	irritable bowel syndrome	Submitted (sNDA)	N/A	S:Dec01
Imigran/Imitrex	5HT$_1$ agonist	adolescent migraine – nasal formulation	Submitted	S:Feb00	S:Dec99
Oncology					
SB485232	recombinant human interleukin-18 immunomodulator	*immunologically-sensitive cancers (melanoma & renal cell)*	I		
GW572016	ErbB-2 and EGFR dual kinase inhibitor	solid tumours	I	2004	2004
SB251353	Groß-T CXC chemokine	prevention of chemotherapy-induced cytopaenias	I		
GW120918	multi-drug resistance/breast cancer resistant protein inhibitor	solid tumours	I		
SB408075	tumour activated pro-drug (maytansine-antibody conjugate)	colorectal cancer second line therapy & pancreatic cancer first line therapy	I		
repifermin	keratinocyte Growth Factor-2	mucositis (also wound care & inflammatory bowel disease)	II		
ethynylcytidine (SB596168)	selective RNA polymerase inhibitor	solid tumours	II		
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer first line therapy	II	2004	2004
Hycamtin	topo-isomerase I inhibitor	non-small cell lung cancer second line therapy	III		
Hycamtin	topo-isomerase I inhibitor	small cell lung cancer second line therapy – oral formulation	III	2003	2003
Hycamtin	topo-isomerase I inhibitor	ovarian cancer first line therapy	III	2004	2004
Navelbine	vinca alkaloid	Non-small cell lung cancer – oral therapy	III	N/A	2002
Bexxar	I^{131} radiolabelled anti-B1 monoclonal antibody	Non-Hodgkin's lymphoma	Submitted	N/A	S:Sep00
Psychiatry					
GW353162	noradrenaline/dopamine re-uptake inhibitor	depression & bipolar disorder	I		
talnetant (SB223412)	tachykinin (NK3) antagonist	schizophrenia (also for urinary incontinence, irritable bowel syndrome, COPD & cough)	I		
SB723620	corticotropin releasing factor (CRF-R1) antagonist	anxiety & depression (also irritable bowel syndrome)	I		
GW468816	glycine antagonist	smoking cessation	I		
GW597599	NK1 antagonist	depression & anxiety	I		
SB271046	5HT$_6$ antagonist	schizophrenia (& Alzheimer disease)	II		
vilazodone SB659746A (EMD 68843)	SSRI + 5HT1_B partial agonist	depression	II		2004
Lamictal	sodium channel inhibitor	bipolar disorder – acute treatment	III	N/A	2002
Lamictal	sodium channel inhibitor	bipolar disorder – long-term prophylaxis	III	2002	2002
Wellbutrin XL (bupropion)	aminoketone	depression – CR formulation for once daily dosing	III		
Seroxat/Paxil CR	selective serotonin re-uptake inhibitor	premenstrual dysphoric disorder (PMDD) – controlled release formulation	III	TBD	2002
Seroxat/Paxil CR	selective serotonin re-uptake inhibitor	panic disorder – controlled release formulation	Submitted	TBD	A:Feb02
Seroxat/Paxil	selective serotonin re-uptake inhibitor	post-traumatic stress disorder (PTSD)	Approved	A:Sep00	A:Dec01

Compound	Type	Indication	Phase	MAA	NDA
Respiratory & inflammation					
SB281832	p38 kinase inhibitor	rheumatoid arthritis (also IBD)	I		
GW559090	alpha4 integrin antagonist (inhaled)	asthma & upper respiratory inflammatory disease (URID)	I		
SB273005	osteoclast vitronectin antagonist	rheumatoid arthritis	I		
SB683698 (TR 14035)	dual alpha4 integrin antagonist (VLA4)	asthma & rheumatoid arthritis (also MS & IBD)	I		
GW328267	adenosine A2 agonist	asthma, chronic obstructive pulmonary disease (COPD), URID	II		
talnetant (SB223412)	tachykinin (NK3) antagonist	COPD & cough (also for urinary incontinence, irritable bowel syndrome & schizophrenia)	II		
mepolizumab (SB240563)	anti-IL5 monoclonal antibody	asthma & atopic dermatitis	II		
Ariflo	PDE IV inhibitor	COPD	III	2004	2002
Flovent	inhaled corticosteroid	asthma – once daily dosing	Submitted	N/A	S:Oct01
Flixotide/Flovent Non-CFC Metered Dose Inhaler Propellants (GR 106642)	inhaled corticosteroid	COPD	Approved	A:Sep99	S:May01
Serevent	beta2 agonist	asthma & COPD	III	2004	2004
Flixotide/Flovent	inhaled corticosteroid	asthma & COPD	Approved	A:Apr97	S:Feb02
Seretide/Advair *Diskus/Accuhaler* (dry powder inhaler)	beta2 agonist/inhaled corticosteroid	asthma	Approved	A:Jun00	AL:Oct01
Seretide/Advair	beta2 agonist/inhaled corticosteroid	adult & paediatric asthma – once daily dosing	III	2005	2003
Seretide/Advair	beta2 agonist/inhaled corticosteroid	COPD	Submitted	S:Sep01	S:May01
Seretide/Advair	beta2 agonist/inhaled corticosteroid	asthma – first line therapy	Submitted	S:Jun01	S:Apr01
Serevent	beta2 agonist	COPD	Submitted	2002	S:May01
Ventolin	beta2 agonist	asthma	Approved	A:Dec95	AL:Jul00
Hepatitis vaccines					
Hepatitis E	recombinant	hepatitis E prophylaxis	II		
Extra strength hepatitis B	recombinant	extra strength hepatitis B prophylaxis (poor/non-responders)	III	2002	TBD
Twinrix 2 doses	recombinant	combined hepatitis A and B prophylaxis (child/adolescent)	Submitted	S:Jun01	2003
Paediatric vaccines					
Rotarix	live attenuated – oral	rotavirus prophylaxis	II		
N. meningitidis A/C	conjugated	meningitis prophylaxis	II	2004	
Meningitis B (Cuba)	subunit	meningitis B prophylaxis	II		TBD
S. pneumoniae paediatric	conjugated	S. pneumoniae disease prophylaxis for children	III	2004	
MMR-varicella	live attenuated	measles, mumps, rubella and varicella prophylaxis	III	2004	TBD
Infanrix PeNta-HepB-IPV	recombinant	diphtheria, tetanus, pertussis, hepatitis B and inactivated polio prophylaxis	Approved	A:Oct00	S:Jul99
Infanrix HeXa-Hep B-IPV/Hib	conjugated/recombinant	diphtheria, tetanus, pertussis, hepatitis B and inactivated polio prophylaxis and Haemophilus influenzae type B prophylaxis	Approved	A:Oct00	TBD
Other vaccines					
New influenza	subunit	influenza prophylaxis – new delivery	I	2004	
HIV	recombinant	HIV prophylaxis	I		
S. pneumoniae elderly	conjugated	S. pneumoniae disease prophylaxis	I		
Epstein-Barr virus	recombinant	EBV prophylaxis	II		
Malaria	recombinant	malaria prophylaxis	II		
Human papilloma virus	recombinant	prophylaxis of HPV infections	II		
Simplirix	recombinant	genital herpes prophylaxis	II		
Boostrix	subunit	adolescent/adult booster for diphtheria, tetanus and pertussis	Approved	A:Oct00	2002
Pharmaccines					
GW/PowderJect	recombinant	hepatitis B treatment	I		
SB M00026	recombinant	treatment of chronic hepatitis B	II		
SB249553	recombinant	treatment of lung cancer/melanoma	II		

1. Joint venture with Shionogi
2. License agreement with Scios Inc
3. Co-promotion with Bayer AG
4. Co-development & co-promotion with Roche

The content of the drug development portfolio will change over time as new compounds progress from discovery to development and from development to the market. Owing to the nature of the drug development process, it is not unusual for some compounds, especially those in early stages of investigation, to be terminated as they progress through development.

For competitive reasons, new projects in pre-clinical development have not been disclosed and some project types may not have been identified.

Compounds progressed into Phase I clinical development in 2001

During 2001 several discovery projects, listed in the table below, were progressed through non-clinical safety testing and into early (Phase I) clinical development. These compounds are continuing their rigorous non-clinical, clinical and commercial assessments, leading to proof of concept decisions over the next 12–18 months.

Compound	*Mechanism*	*Indication*
SB281832	p38 kinase inhibitor	rheumatoid arthritis, asthma exacerbations and inflammatory bowel disease
GW328267	adenosine A2a agonist intranasal	upper respiratory inflammatory disease
GW353162	noradrenaline/dopamine reuptake inhibitor	unipolar depression, bipolar disorder
SB480848	lipoprotein-associated phospholipase A2 inhibitor	atherosclerosis
SB485232	Interleukin 18	melanoma carcinoma
GW493838	adenosine A1 agonist	migraine, neuropathic pain
GW559090	alpha-4 integrin antagonist	asthma (inhaled) and upper respiratory inflammatory disease
GW590735	peroxisome proliferator activator receptor agonist	dyslipidaemia
SB723620	corticotropin-releasing factor 1 antagonist	unipolar depression, anxiety and irritable bowel syndrome
Augmentin	beta-lactam antibiotic and beta-lactamase inhibitor	once-daily treatment of bacterial infections
Carabersat	gap junction modulator	epilepsy, migraine prophylaxis

Product approvals and submissions

In 2001 approvals were received for a number of new products, including several significant new indications and formulations for existing products, as summarised in the table below.

Product	**Country/Region (Approval date)**	**Description**
Alkeran	USA (May)	Reformulated tablet of the cytotoxic melphalan, for cancer
Augmentin ES-600	USA (June)	Paediatric high dose (600/42.9mg/5ml) suspension formulation of amoxicillin (a beta-lactam antibiotic) with clavulanate (a beta lactamase inhibitor) for acute otitis media
Becotide	Europe (July)	Non-CFC, metered-dose device for the inhalation delivery of this corticosteroid for the treatment of asthma
Boostrix	European & other countries (January – November)	Combined diphtheria, tetanus and acellular pertussis vaccine for booster indication only
Coreg	USA (November)	Beta-blocker, carvedilol, for the treatment of severe heart failure
Deroxat (Seroxat)	France (May)	Selective serotonin re-uptake inhibitor for the treatment of social anxiety disorder
dutasteride	USA (November)	5-alpha reductase inhibitor for benign prostatic hyperplasia
Epivir	Europe (November)	Once daily presentation of the reverse transcriptase inhibitor, lamivudine, for HIV
Flixonase	Europe (May)	Intra-nasal formulation of the corticosteroid fluticasone propionate, for treating sinus pain and pressure
Influenza vaccine 2001-02	Europe (July – August)	Influenza vaccine for the strains prevalent in 2001-02
Malarone	Europe (April)	Combination of atovaquone and proguanil for malaria prophylaxis
Paxil/Seroxat	USA (April) some European countries incl. UK (March-Sept)	Selective serotonin re-uptake inhibitor for the treatment of generalised anxiety disorder
Paxil/Seroxat	some European countries incl. UK (February–July) USA (December)	Selective serotonin re-uptake inhibitor for the treatment of post-traumatic stress disorder
Seretide	Europe (January–June)	Combination of salmeterol and fluticasone propionate in a non-CFC metered dose inhaler for treating asthma
Twinrix adult	USA (May)	Combined hepatitis A and B vaccine, for adults
Ventolin	USA (April)	Non-CFC, metered-dose inhaler formulation of the bronchodilator salbutamol, for treating asthma
Zeffix	USA (August)	Reverse transcriptase inhibitor, lamivudine, for the treatment of hepatitis B, for paediatric use

A number of significant regulatory submissions were made in 2001 as set out below.

Product	Region	Description
Ambirix	Europe	A combined hepatitis A and B vaccine with a two-dose treatment regimen
dutasteride	Europe	5-alpha reductase inhibitor for benign prostatic hyperplasia
dutasteride	USA	5-alpha reductase inhibitor, two years' data on benign prostatic hyperplasia
Epivir	USA	Lamivudine, a reverse transcriptase inhibitor, for the once daily treatment of HIV
Flovent	USA	Fluticasone propionate, an inhaled corticosteroid, for once daily dosing in asthma
Flovent	USA	Treatment of chronic obstructive pulmonary disease
Myleran	USA	New tablet formulation of busulphan for cancer
Seretide/Advair Diskus	Europe and USA	Combination of salmeterol and fluticasone propionate in a *Diskus* as first line therapy for asthma
Seretide/Advair Diskus	Europe and USA	Treatment of chronic obstructive pulmonary disease
Serevent Diskus	USA	Salmeterol for the treatment of chronic obstructive pulmonary disease
telmisartan and hydrochlorthiazide	Europe	Fixed-dose combination of telmisartan (an angiotensin II antagonist) and hydrochlorthiazide (a diuretic), for hypertension
Ultiva	Europe	Remifentanil, a short-acting opioid, for use as an anaesthetic in intensive-care units
Valtrex	USA	Valaciclovir, a nucleoside analogue for the treatment of cold sores
Zeffix	Europe and USA	Lamivudine, a reverse transcriptase inhibitor for the paediatric treatment of hepatitis B

In-licensing

One focus during 2001 has been to identify compounds that would enhance our existing and future franchises and to create innovative collaborations to ensure that GlaxoSmithKline is regarded as the partner of choice for both large and small companies. The following compounds were the subject of in-licensing or co-promotion deals during 2001:

- SB659746A, a mixed selective serotonin re-uptake inhibitor and 5HT1A receptor partial agonist, in Phase II for depression, in-licensed from Merck KGaA
- GR270773X, a phospholipid anti-endotoxin emulsion, in Phase II for sepsis, in-licensed from Sepsicure
- a controlled-release formulation of bupropion (*Wellbutrin*), in Phase III development for once-daily treatment of depression, in-licensed from Biovail
- ibandronate, a bisphosphonate, in Phase III development for osteoporosis, for co-development and co-promotion with Hoffman-La Roche
- vardenafil, a selective phosphodiesterase-5 inhibitor for male erectile dysfunction to be co-promoted with Bayer AG
- nesiritide (*Natrecor*) a B-type natriuretic peptide in Phase III for the treatment of acute heart failure, in-licensed for Europe from Scios Inc.

In addition, several broader collaborative initiatives were completed in 2001, providing further in-licensed compounds:

- GlaxoSmithKline signed a worldwide development and commercialisation agreement with Neurocrine Biosciences for Corticotropin Releasing Factor Receptor antagonists (CRF-R1 and CRF-R2), an entirely new class of compounds to treat psychiatric, neurological and gastro-intestinal diseases including anxiety, depression and other mood disorders, and irritable bowel syndrome. Neurocrine's lead CRF-R1 antagonist (SB723620) is currently in Phase I development.
- Establishing a joint venture with Shionogi was completed; the joint venture has exclusive rights to develop and commercialise selected compounds contributed by both companies. The initial compounds provided by Shionogi are S-1360 (GW810781), an HIV integrase inhibitor for HIV infection in Phase II; S-8510 (SB737552), a benzodiazepine partial inverse agonist for Alzheimer's disease and vascular dementia in Phase II; S-0139 (SB737004), an endothelin-A receptor antagonist for treating haemorrhagic and ischaemic stroke in Phase II, and S-1746 (SB737005), an AMPA/NMDA antagonist for stroke and head injury in preclinical development.
- SB715992, a kinesin spindle protein inhibitor for the treatment of cancer, was in-licensed as part of an alliance with Cytokinetics centred on therapeutics targeting mitotic kinesins.
- An agreement was also signed with Tanabe Seiyaku – a broad ranging global collaboration for the research, development and commercialisation of a series of Tanabe pre-clinical compounds covering a range of potential therapeutic areas, including psychiatry, neurology, urology and diabetes.
- A research and development collaboration with 3M Drug Delivery Systems (DDS) Division was initiated to formulate novel drugs to fight respiratory diseases such as asthma and chronic obstructive pulmonary disease (COPD).
- Agreement was also reached with Inex Pharmaceuticals Corporation to develop targeted cancer drugs that encapsulate GlaxoSmithKline's proprietary camptothecin anticancer agents inside Inex's drug delivery technology called Transmembrane Carrier System. The first drug that will be developed with Inex is *Hycamtin*.

R&D Processes – Discovery, Commercialisation & Delivery


Genetics Research
Discovery Research
Centres
of Excellence
for Drug Discovery
"CEDDs"
Pre-clinical Development
New Product Development
New Medicines of Proven Value
Intellectual property validated targets and leads
Drugs
Products

R&D processes

In line with GlaxoSmithKline's strategic intent to become the indisputable leader in the industry, R&D has set itself the goal of becoming the most productive R&D organisation in the industry.

GlaxoSmithKline R&D measures this productivity, not just by the number and innovativeness of the products it creates, but also by their value. Commercial value is a measure of the product's ability to address the unmet needs of healthcare customers, including patients, healthcare professionals, budget holders and regulators, each with their own perspective on what constitutes a valuable new product. R&D is now positioned to ensure that it generates the right information to respond to these different perspectives, i.e. safety, efficacy and quality information, and also data demonstrating the overall reductions in healthcare utilisation as a result of the use of the new medicine, increased length or quality of life, and increased workplace productivity.

In order to implement operationally this drive towards product value as the primary objective of R&D, GlaxoSmithKline has in 2001 implemented the many R&D processes devised during the merger planning period in 2000, especially those designed to eliminate the traditional barriers between successful R&D and successful commercialisation. This allows the value of each asset to be maximised through consistent prioritisation and strategic direction from the earliest stages of R&D, up to product launch and subsequent life-cycle management.

The key to GlaxoSmithKline's R&D organisation is the development of a design philosophy that enables both the leverage of critical mass in areas such as research and clinical development where this creates a strategic advantage and the focused, agile structure in Drug Discovery commensurate with an entrepreneurial approach to ensure the most efficient and rapid validation of lead candidates through preclinical testing against proof of concept criteria.

In this regard, the integrated New Product Development function combines responsibility for the clinical, regulatory and commercial activities necessary to bring a new medicine to the marketplace. Similarly, the creation of the New Product Supply organisation bridges the traditional divide between Development and Manufacturing, by taking responsibility for scale-up production and the subsequent manufacture of the physical product. Another important step is that GlaxoSmithKline's R&D in Japan will in future be fully integrated with the company's global development and commercialisation processes in order to eliminate work duplication and to speed up regulatory filings. Plans for rationalising Discovery work in Japan at the Tsukuba site and Development at the Takasaki facility were agreed in 2001.

As part of the continuing focus on optimising the operational effectiveness of R&D, during 2001, GlaxoSmithKline completed the sale of Affymax, a drug discovery operation based in Santa Clara, California, to a syndicate of venture capital firms. R&D also closed sites in Rennes, France which was acquired by Bioproject and Milan, Italy which became the location of NiKem Research, a new company created by the demerger of the former local GlaxoSmithKline medicinal chemistry group.

Early research and the role of genetics

The early stages of finding new medicines requires essentially two components: targets that can be shown to affect mechanisms of important pathological processes in human disease (i.e. a target) and compounds, typically small molecules but also including macromolecules, protein therapeutics and vaccines, able to modulate the behaviour of that target. GlaxoSmithKline's heritage from SmithKline Beecham and Glaxo Wellcome in genomics and genetics research means that the company is well-placed to select from the human genome this sub-set of therapeutically-relevant targets and hence to focus its early-stage research efforts.

As part of this target validation process, GlaxoSmithKline aims to identify the genes most relevant to common diseases with large unmet medical needs, such as asthma, non-insulin dependent diabetes, migraine, osteoarthritis, metabolic syndrome, depression, chronic obstructive pulmonary disease, early onset heart disease and Alzheimer's disease. Many diseases arise through complex interactions between a number of gene variants and environmental factors, so the challenge involved in unravelling this picture should not be under-estimated. Nevertheless, identifying the genes that predispose patients to a particular disease and understanding their role in disease progression leads to the identification of new ways to intervene in these diseases.

Discovery Research

The purpose of Discovery Research (DR) is to identify lead compounds that can form the basis of new drug discovery efforts in the Centres of Excellence for Drug Discovery (CEDDs). Investment in DR is focused on improving both the quality and the number of lead compounds produced. To this end, R&D began building new automation facilities at Tres Cantos and Harlow in 2001 and completed plans for a facility at Upper Providence. Conducting pharmacological exploration of the effects of new compounds with similar speed, capacity and degree of automation is more challenging, but substantive progress has been made in 2001 in implementing such "high throughput biology" plans. This new discipline can also help determine the most relevant therapeutic applications of new drugs modulating pathological mechanisms that may underpin several different diseases.

Crucial to the success of R&D will be its capacity to embrace and develop new technologies to streamline the Drug Discovery process. Through the establishment of the new Technology Development organisation, R&D will keep abreast of emerging technologies that may advance the creation of new medicines, evaluate those technologies and then provide the investment and knowledge required to develop selected technologies to best advantage. As R&D generates and modifies technologies, it will not only focus them on GlaxoSmithKline's own internal goals but also maximise the return on R&D assets through sales, spin-outs and out-licensing.

Centres of Excellence for Drug Discovery

The two crucial steps in converting lead compounds into drug candidates are (i) optimising the lead for potency, selectivity, efficacy, safety and other intrinsic characteristics of the molecule, and (ii) demonstrating the validity of the therapeutic hypothesis through early clinical trials of the resulting candidate molecule. As part of the merger, GlaxoSmithKline established six innovative CEDDs to take responsibility from Lead Optimisation through to Proof of (therapeutic) Concept, each focusing on specific disease areas. The CEDDs are designed to be nimble, entrepreneurial, largely autonomous matrix teams with the range of skills and scale of resources required to drive mid-stage development projects through to their key decision-point, before major investments are made to fund large-scale (Phase III) clinical trials.

The disease responsibilities of the three USA based CEDDs were re-aligned in 2001 in order to increase their focus and increase the efficient use of resources:

- Cardiovascular & Urogenital Diseases, centred in Upper Merion
- Metabolic & Viral Diseases, centred in Research Triangle Park
- Microbial, Musculoskeletal & Proliferative Diseases, including cancer, centred in Upper Merion and Upper Providence.

These CEDDs are complemented by three in Europe:

- Neurology, centred in Harlow (UK)
- Psychiatry, centred in Verona (Italy)
- Respiratory, Inflammation and Respiratory Pathogens, centred in Stevenage (UK).

The CEDDs' autonomy includes the freedom to select their new compounds from either internal or external sources, which reinforces the close integration of GlaxoSmithKline's in-licensing function (Business Development) as a part of the R&D organisation. Each CEDD is then responsible for selecting the optimal candidate from a series of similar chemical compounds and for ensuring this candidate is safe in animal models and can be developed from a technical perspective. Once this is achieved, the CEDDs are responsible for proving that the compound is safe and efficacious in patients – the proof-of-concept or provision-of-confidence decision point. A decision is then made on the basis of the information generated to date to progress the compound into late stage drug development where the necessary large-scale clinical trials are conducted to successfully register and commercialise the product. At this point, responsibility for the project passes to cross-functional teams led by members of New Product Development.

As part of GlaxoSmithKline's major response to the challenges of diseases affecting the developing world, the Microbial, Musculoskeletal & Proliferative Diseases CEDD will have responsibility for a new drug discovery unit, based at Tres Cantos in Spain and dedicated to finding new medicines to treat these diseases.

Preclinical Development

The scientific and technical activities that support the work of Discovery Research, the CEDDs and New Product Development are collected within Preclinical Development. This grouping encompasses disciplines developing an understanding of how compounds are absorbed into the body through pharmacokinetics and pharmacology and how they will then be metabolised as well as establishing the probability of either short-term or long-term toxicological effects. Additionally, the Chemical Development Division is responsible for the definition of an efficient synthesis mechanism for the candidate molecules from the minute quantities required for initial testing to the appropriate scale to support commercialisation. The pharmaceutical development of the final dosage form and its testing to establish optimum quality standards under the storage conditions that are experienced around the world is also performed in this organisation.

The efficient delivery and rapid worldwide uptake of our new products are closely linked to their ease of manufacture. Such issues as scale-up and manufacturing technology are considered at an early stage of product development, so that the process of moving from small-scale production of experimental materials for early clinical studies through to large-scale industrial manufacturing for product supply can be fast and efficient. This is the responsibility of New Product Supply, a partnership between R&D and Global Manufacturing and Supply. The partnership ensures that the Development organisation delivers a product that has already been optimised in terms of large-scale commercial manufacturing.

New Product Development

To provide focus for the development and commercialisation process, which must proceed in unison, all the major functional components, Medical, Regulatory and Product Strategy, have been integrated into this single management organisation. There are six cross-functional Therapeutic Area Strategy Teams, each covering one group of diseases:

- Cardiovascular, Urogenital and Metabolic
- Infectious Diseases including Developing World Diseases
- Neurology & Gastro-intestinal
- Oncology, Musculoskeletal and Inflammation
- Psychiatry
- Respiratory.

These matrix teams are responsible for maximising the worldwide development opportunities for each product within their remit. They work to ensure that there is alignment between regional marketing needs and the clinical and commercial information generated for a new product as it is developed. The teams also collaborate at an early stage with the CEDDs to define target product profiles for new molecules and with integrated technical development and manufacturing functions to ensure rapid, effective launch and delivery of the product.

Genetic research again becomes highly informative at the stages when a drug candidate enters clinical trials, and indeed after launch and the more extensive use that this brings. Such research can elucidate the genetic basis that underpins the variable responses (both with regard to therapeutic efficacy and side-effects) seen for some medicines. Knowing this can enable healthcare providers to prescribe medicines more accurately and more safely.

Discontinuations

All research and development carries a risk of failure commensurate with the extension of scientific knowledge of a compound and its effects. Not all lead compounds that are identified to possess positive activity against a validated target will prove to be safe enough to introduce to humans or feasible to manufacture on a commercial scale. GlaxoSmithKline R&D endeavours to ensure that as far as possible these risks are ameliorated by extensive predictive testing as early as possible in the development process. During 2001 a number of new activities in Genetics Research, Discovery Research and Preclinical Development were initiated to establish and validate leading-edge predictive toxicology that will enable optimisation of the early portfolio through informed decision-making prior to large-scale investment of effort and resources. Despite these efforts, the ultimate test for a product remains the point at which it is administered to large numbers of patients with the disease.

Review of the data from the Phase IIIa trial for tranilast showed no benefit over placebo. No further development of this compound will therefore take place.

A review of data on GI262570, a peroxisome proliferator activated receptor (PPAR) agonist, in Phase III clinical trials for the treatment of type 2 diabetes indicated that it did not meet the target profile that had been established. Further development of the product for diabetes has been terminated but work is ongoing for other indications.

Other late-stage projects terminated during 2001 were the development of a micronised preparation of the non-steroidal anti-inflammatory drug nabumetone, for treating osteo-arthritis and pain, a therapeutic antigen disabled infections single cycle vaccine for the treatment of herpes and a nebuliser formulation of *Flixotide*, the inhaled corticosteroid fluticasone propionate, for acute paediatric asthma.

Research collaborations

GlaxoSmithKline has entered into a number of agreements with third parties to co-develop and then co-market certain compounds. These arrangements range from milestone payments to third parties to acquire rights to their intellectual property, to joint ventures to develop and commercialise specified compounds. Under many of these agreements the Group has obligations to make payments in the future if specified milestones are achieved. These financial commitments are summarised in Note 26 to the Financial statements 'Commitments'.

Vaccines R&D

Worldwide vaccines R&D is conducted by the Biologicals team located principally at Rixensart, Belgium. As part of the Pharmaceuticals sector, this team follows an essentially similar approach to development for vaccines.

Animals and research

For ethical, regulatory and scientific reasons, research using animals remains a small but vital part of the research and development of new medicines and vaccines. Animals are only used where no alternative is available and GlaxoSmithKline constantly aims to reduce the numbers used. GlaxoSmithKline strives to exceed industry standards in the care and welfare of the animals it uses: laboratory animals are usually bred specifically for research and are well cared for throughout their lives by qualified, trained staff. When animals are used in research unnecessary pain or suffering is scrupulously avoided.

GlaxoSmithKline is actively engaged in research to develop and validate experimental methods that can provide more and better alternatives to the use of animals in research.

GlaxoSmithKline acknowledges that use of animals for research purposes is a subject of enormous sensitivity that rightly commands a high level of public interest. The full GlaxoSmithKline Public Policy Position 'The Care and Ethical Use of Animals in Research' is available to the public on the company internet site: www.gsk.com/tomorrow/animals.htm, or on request from the Company Secretary.

Research and development – Consumer Healthcare

The principal centres for Consumer Healthcare research and development are in the UK and in the USA. The focus of R&D is on the identification and rapid development of novel products that bring significant health benefits to consumers in the OTC, Oral care and Nutritional healthcare markets. Consumer Healthcare liaises closely with Pharmaceuticals to maximise the Group's assets, where prescription products can also find application in the OTC marketplace.

Intellectual property

GlaxoSmithKline regards its intellectual property as a key business asset and the effective legal protection of its intellectual property as a key element in ensuring an effective return on its investment in R&D. Intellectual property can be protected by patents, trade marks, registered designs, copyrights and domain name registrations. GlaxoSmithKline regards its patent and trade mark rights as particularly valuable.

Patents

GlaxoSmithKline's policy is to obtain patent protection on all significant products discovered or developed through its R&D activities. Patent protection for new active ingredients is available in all significant markets. In addition, protection can also be obtained for new pharmaceutical formulations and manufacturing processes as well as for new medical uses and special devices for administering products.

GlaxoSmithKline continues to have patent protection for one or more forms of its key pharmaceutical products in major markets and, in addition, has obtained patents or anticipates that patent protection will be granted for new products that are in development.

The patent position with respect to significant products is as follows:

Paxil/Seroxat. The patent protecting the commercial form of *Paxil/Seroxat* is not due to expire, in most major markets, until 2006. However, GlaxoSmithKline has initiated patent infringement litigation in the USA and Europe against a number of generic manufacturers who are attempting to launch their own versions of the product prior to this patent expiry.

Augmentin. The basic patent on the key active ingredient potassium clavulanate has expired in all markets except the USA (2018) and Italy (2007). The US patents providing protection until 2018 are currently under legal challenge in the US courts.

Flixotide/Flovent and *Flixonase/Flonase.* In the USA the patent on the active ingredient fluticasone propionate expires in 2003, but protection is expected to be extended by virtue of paediatric exclusivity until May 2004. In most European countries the patents are not due to expire until 2005[b].

Wellbutrin SR and *Zyban.* Patents on the basic active ingredient have expired. Various formulation patents protect the currently marketed SR formulations, the latest of which are not due to expire in the USA until 2013. These patents are under legal challenge in the US courts. In Europe, regulatory data exclusivity additionally provides protection until at least 2005, and until 2009 in some countries.

Zinnat/Ceftin. The patents on the active ingredient cefuroxime axetil have generally expired or will expire during or after 2002 in those European countries where the patent has been extended. The patents on the specific amorphous form used in the GlaxoSmithKline product are not due to expire until during or after 2003. GlaxoSmithKline has initiated legal action under these patents against two generic manufacturers in the USA.

Imigran/Imitrex. The patents on the active ingredient sumatriptan are not due to expire until 2008 in the USA and 2006[b] in Europe.

Lamictal. The patents on the active ingredient lamotrigine are not due to expire until 2008[a] in the USA (2009 by virtue of paediatric exclusivity) and 2005[b] in Europe.

Retrovir. Basic patents on the active ingredient zidovudine have expired. Patents covering pharmaceutical formulations containing zidovudine and their medical use are not due to expire until 2006 in the USA and in Europe.

Epivir. The patents on the active ingredient lamivudine are not due to expire until 2009 in the USA and 2011[b] in Europe.

Combivir. The patents on the specific combination of lamivudine and zidovudine are not due to expire until 2012 in the USA and 2013[b] in Europe.

Valtrex. The patents on the active ingredient valaciclovir are not due to expire until 2009[a] in the USA and 2009[b] in Europe .

Ziagen. The patents on the active ingredient abacavir are not due to expire until 2011[a] in the USA and 2014[b] in Europe.

Zofran. The patents on the active ingredient ondansetron are not due to expire until 2005 in the USA and 2005[b] in Europe. Patents on use for emesis expire in 2006. GlaxoSmithKline has initiated legal action under these patents against generic manufacturers in the US.

Seretide/Advair. The patents on the specific combination of active ingredients salmeterol and fluticasone propionate are not due to expire until 2010 in the USA and 2013[b] in Europe

Avandia. The patents on the active ingredient rosiglitazone maleate are not due to expire until 2015 in the USA and 2013[b] in Europe.

Serevent. Patents on the active ingredient salmeterol xinafoate are not due to expire until 2005[b] in most of Europe (2008[b] in France and 2012[b] in Italy) and until 2008 in the USA.

In common with many other companies, GlaxoSmithKline is routinely engaged in legal disputes in defence of patent rights on its products (see Note 30 to the Financial statements, 'Legal Proceedings')

Trade marks

All of GlaxoSmithKline's pharmaceutical products are protected by registered trade marks in major markets. In general the same mark is used for a product in each market around the world, but there may be local variations, for example in the United States the trade mark *Paxil* is used instead of *Seroxat* and *Advair* is used instead of *Seretide*.

Trade mark protection may generally be extended for as a long as the trade mark is used by renewing it when necessary. GlaxoSmithKline's trade marks on pharmaceutical products generally assume an increasing importance when the patent for that product has expired in a particular country and generic versions of the product become available.

In the Consumer Healthcare business trade marks are particularly important, as the business is very brand orientated and many products do not have patent protection.

GlaxoSmithKline is routinely engaged in legal disputes in defence of its trade mark rights, and takes action against companies found infringing versions of its products.

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a Including extension of term

b Including extension of term by supplementary protection certificate.

Information technology

Information technology plays three strategic roles in GlaxoSmithKline. It:

- facilitates communication and access to information on a global basis
- supports key business processes at the local, regional, functional and global levels
- enables the transformation and extension of key business activities.

As well as computer infrastructure, hardware and software, the IT organisation is responsible for voice and video technologies, monitoring business and technology trends that could have an IT impact on GlaxoSmithKline, and preparing the company for the risks associated with modern information technology.

Throughout the year, IT has focused on helping business units to achieve their merger synergies and on establishing the networks and systems for the new company. Whenever possible, one of the legacy companies' systems has been selected for GlaxoSmithKline, not a combination. Completing critical systems integration and meeting synergy targets will remain the highest priority for IT in the short-term.

Within Consumer Healthcare, the integration of the Block Drug business with GlaxoSmithKline systems was achieved within six months of the acquisition and led to an over 60 per cent reduction in combined IT costs.

Financial data and systems in all European countries adopting the Euro as the base currency were converted in readiness for the January 2002 introduction.

Communication and access to information

The importance to GlaxoSmithKline of the Internet and the internal intranet continues to grow. Internal web-sites allow information to be shared across the company on a global basis and are supported by search engines analogous to those used externally on the Internet. The ability to provide shared access to information has enabled the growing use of 'virtual teams', which work collaboratively, spanning multiple geographies and time zones, often subject to stringent time constraints. GlaxoSmithKline's intranet has adopted a portal strategy in order to assist employees to choose and receive the information they most need.

Information is exchanged electronically with a broad array of suppliers, customers and partners. Hence protection against unauthorised access to information assets and the growing risks posed by computer viruses is a major issue.

The telephone and video conferences that are a familiar aspect of business life are being complemented by computer-based collaborative working and screen-sharing tools that help teams respond to the practical challenges posed by operating in a global organisation. Enabling GlaxoSmithKline knowledge workers to be more productive is a key goal for IT. A standard desktop has been adopted globally, which will assist IT to support employees' use of software more efficiently.

Enhancing business performance

Virtually all GlaxoSmithKline's major business processes rely heavily on the use of information technology. There are major programmes to capture key information, at source, in electronic form and make it available wherever required.

Improving the quality and potential value of the molecules that move from discovery to development is a key aim of R&D. IT has developed web-based tools that provide chemists and biologists with the information they need on candidate medicines. This is information such as the targets against which a molecule has been tested, the results that were obtained, what is unique about the molecule, and what other molecules might have similar characteristics. In this way, early-phase R&D teams can draw up short lists of molecules for consideration as possible treatments for specific diseases faster than before and with more confidence in the qualities of the shortlist. Other areas in R&D where IT is playing an important role are high-throughput biology, laboratory automation, imaging, electronic data capture, and document, knowledge and clinical data management.

Work began to extend the Manufacturing Enterprise Resources Planning Solution over the next four to five years. The ability to consolidate mission critical operations in this way reflects the growing availability and reliability of global data networks. It ensures that GlaxoSmithKline will have compliant systems in place with common processes.

In the USA, ways have been identified to improve the speed of data delivery from vendors and to streamline IT data processing. This will reduce by 30 per cent the time taken to provide retail prescription data and reports to the business. As a result, sales representatives and managers will be able to make faster and better informed decisions.

Transforming and extending business activities

Insights gained from genomics and proteomics are transforming the way that disease targets are identified and validated. Information obtained from a variety of external sources needs to be integrated with internally generated information in a rapid and flexible manner that relies heavily on information technology support. The analysis of these databases also requires significant amounts of processing power, taking full advantage of advances in computer technology.

Access to information for regulatory agencies, clinical opinion leaders, healthcare professionals, patients and the public has been enhanced in a number of markets. Steps have been taken to reduce reliance on paper based processes for clinical trials and registration of new medicines through use of wireless, handheld technologies as well as the internet.

GlaxoSmithKline people

GlaxoSmithKline people are fundamental to the current and future success of the business. Their skills and intellect are key components in the successful implementation of sound business strategy. It is GlaxoSmithKline's human capital that maximises the potential of the Group's scientific, commercial and financial assets. The outcome of effective human resources policy is GlaxoSmithKline's solid reputation as an international employer of choice.

As an employer of choice, the Group initiated Candidate Care – the commitment to seeking and acquiring the best employment candidates who reflect a diversity of background, experience and perspective and who can contribute most to the success of GlaxoSmithKline.

Performance and reward

The importance of people must translate into employment practices that demonstrate the value of each individual. Compensation and benefit packages (GlaxoSmithKline's TotalReward) are competitive, innovative, and either global or local in orientation, depending on what best drives business performance and rewards individual contribution.

Compensation philosophy and programme development underscore GlaxoSmithKline's commitment to a performance culture. Performance-based pay (base and variable), share awards, share options, performance and development planning and evaluation contribute to retention of key talent, superior performance and accomplishment of business targets.

A commitment to flexible working (flex-time, teleconferencing, remote working and flexible work schedules) recognises that employees work best in an environment that helps them integrate their work and personal lives.

Communication and involvement

An extensive range of communications programmes stimulates involvement in GlaxoSmithKline goals and progress, including presentations of business results, Group-wide magazines, site newspapers, videos, recorded voice mail messages from senior executive officers and access to the GlaxoSmithKline intranet. All of these tools have facilitated the successful integration of the two companies into one company.

Share ownership schemes encourage participation as owners of the business, increasing awareness of short and long-term business objectives. Global and local employee opinion surveys allow employees the opportunity to express their views and perspectives on important company issues.

Diversity

The company wide Diversity Strategy focuses on creating an inclusive work environment that benefits employees, customers, and stakeholders. The approach aims to enhance employee innovation and productivity by valuing and drawing on the differing knowledge, perspectives, experiences and styles resident in the global community. The Diversity Initiative is lead by the Corporate Executive Team. Jack Ziegler, President Consumer Healthcare, is the sponsor of this key objective: to create and communicate diversity strategies that measurably improve employee attraction, development and retention.

GlaxoSmithKline remains committed to employment policies which do not discriminate against potential or existing staff on the grounds of colour, race, ethnic and national origin, gender, marital status, religious beliefs or disability.

Leadership development and talent management

Comprehensive leadership development opportunities are available to employees at all levels. These opportunities are targeted to help leaders meet the challenges they face in a global economy and in a matrixed organisation. They ensure GlaxoSmithKline's leadership motivates and enables teams and individuals to do their best work. Development planning is a key element in overall performance planning each year.

Executive development programmes have been designed to identify and prepare the talent required to grow the business worldwide. These programmes develop skills in areas key to future business success: entrepreneurialism, strategic insight, global mindset, cross-functional/cultural collaboration and competitive intelligence. They are innovative, based on peer interaction and idea exchange, and contribute to strategy deployment.

Human Resources services and information systems

Human Resources services and information are delivered through low cost, highly effective channels that make it easy for job candidates, employees, and retirees to access information about employment, compensation and benefits, policies and programmes. GlaxoSmithKline's human resource delivery strategy is designed to make the most of the technology available today, to deliver valuable information to employees at their convenience, and to allow them to return to work quickly. Comprehensive content and core transactions are delivered through intuitive, personalised web-based tools, available to employees in many locations. For example, in the USA, employees may be supported through the Employee Response Center, a state-of-the-art call centre which provides information and services.

Property, plant and equipment

GlaxoSmithKline has operating establishments in some 70 countries. The geographical spread of the Group's activities is indicated in Note 37 to the Financial statements 'Principal Group companies'. GlaxoSmithKline conducts research and development at more than 20 sites and manufactures product at more than 100 sites in 40 countries. Refer to 'Research and development – Pharmaceuticals' (page 13) and 'Manufacture and supply' (page 12).

GlaxoSmithKline has invested some £4 billion in its property, with a carrying value in the financial statements of £2.7 billion, with a further £2.7 billion at carrying value invested in plant and equipment. In 2001 GlaxoSmithKline invested £1 billion in new and renewal property, plant and equipment. Property is mainly held freehold. New investment is financed from existing Group liquid resources. At 31st December 2001 the Group had contractual commitments for future expenditure of some £480 million and in 2002 operating lease commitments of £105 million.

GlaxoSmithKline's business is science-based, technology-intensive and highly regulated by governmental authorities. GlaxoSmithKline allocates significant financial resources to the renewal and maintenance of its property and plant to minimise risks of interruption of production and to achieve compliance with regulatory standards. The research and development and manufacture of active pharmaceutical ingredient require the use of chemicals and hazardous materials. GlaxoSmithKline observes stringent procedures and uses specialist skills to manage environmental risks from these activities. Environmental issues, sometimes dating from operations now modified or discontinued, are referenced under 'Environmental responsibility' (page 25) and in Note 30 to the Financial statements, 'Legal proceedings'.

GlaxoSmithKline believes that its facilities are adequate for its current needs. The integration of Glaxo Wellcome and SmithKline Beecham operations has involved a series of announcements of rationalisation and potential disposal of a number of sites and properties. It is considered that there will be further changes.

Performance with integrity

For the first time GlaxoSmithKline is producing a social and environmental review entitled "Performance with Integrity" which will incorporate information about the most pressing issues that are core to our business and have generated significant interest from external shareholders. These include medicines for the developing world, community investment, the environment and health and safety. "Performance with Integrity" will be available from the Secretariat at the company's head office and on the company web site at www.gsk.com in May. Information made available on the web site does not constitute part of this document.

Environmental responsibility

The environment, health and safety (EHS) section of "Performance with Integrity" will incorporate information about the Group's environmental responsibility as well as covering issues, programmes and performance.

Environment, health and safety management

Successful management of environment, health and safety is a high priority for GlaxoSmithKline. During the company's first year, the primary focus was to create a management organisation and a management system that integrated concepts and features of the high standards of practice from both heritage companies. It represents a systematic approach in alignment with established international standards and starts with a comprehensive EHS policy that was among the first policies approved by GlaxoSmithKline. The policy is supported by standards that are the foundation of the EHS management system and establish the basic requirements with which all operations must comply to ensure compliance with local laws and regulations. Guidelines giving detailed information on recommended ways to meet the standards are in development and will be followed by additional technical information and training resulting in a complete framework of EHS programmes and associated documentation.

Stakeholder dialogue

The Group has extensive internal stakeholder dialogue on the EHS programmes and initiatives including a target setting process, which engages with major contributors to develop concrete plans for improvements in the Group's environmental profile. GlaxoSmithKline has also worked with key external stakeholders to ensure that the approach to EHS meets their expectations.

Environment, health and safety strategy

Environment, health and safety considerations are integral to the way GlaxoSmithKline does business. The EHS strategy is aligned with the business drivers and embraces the principles of continuous improvement. It also supports corporate social responsibilities.

It is vital to protect the health and safety of employees and of contractors, visitors and others affected by the company's operations. The Group designs facilities and processes, conducts risk assessments and provides training in order to eliminate work related safety and health hazards.

GlaxoSmithKline's products are carefully designed to create a biological change in patients and as a result have potential EHS risks and impacts throughout their lifecycle. Applying the principles of product stewardship throughout the organisation delivers positive EHS benefits and minimises risk. These principles will also apply to contract manufacturers and key suppliers.

Integrating environment, health and safety planning into decision-making on manufacturing processes, packaging design and product labelling helps differentiate products and protect and extend their lives.

As a global corporate citizen GlaxoSmithKline demonstrates its responsibility by implementing global standards, guidelines, targets and management systems and by auditing and reporting publicly and openly on performance. It seeks dialogue with external stakeholders and considers their views when developing approaches to EHS management.

GlaxoSmithKline's operations must achieve legal compliance with EHS regulations and continuously improve performance particularly in the areas of accident prevention, waste minimisation and emissions reductions. It seeks to align business processes, ensuring that EHS is incorporated into all planning, decision-making, budgeting, training, and communications.

Although the Group makes ongoing capital expenditures for environmental protection equipment, as well as cash expenditures for site remediation and operation and maintenance of environmental facilities, it does not anticipate any such expenditures to have a material impact upon the Group's capital expenditures or cash flows.

Objectives, metrics and targets

The broad goal for environment, health and safety in 2001 was the establishment of the organisation, framework and management system for the new company. These are now established. The year 2001 was also the baseline year for establishing performance levels. An intensive consultation process was followed to establish targets, to be accomplished by the end of 2005, which were based on feasible improvement projects specific to sites' opportunities for improvement. The targets set by individual sites were rolled up to form the overall company targets.

Environment, health and safety audits

GlaxoSmithKline performed audits at selected sites to assess the status of environment, health and safety programs in 2001. During the development of the GlaxoSmithKline EHS standards, audits were conducted against the standards that had been established in the heritage companies. The audit protocol that follows the new standards will be developed and implemented in 2002 and will form the basis for exploring ISO 14001 certification.

Injury and illness

GlaxoSmithKline aspires to have a work environment that does not result in injury or illness for any employee. The target set for injury and illness improvement is to reduce the rate by 15 per cent per year from a 2001 baseline by the end of 2005, which should result in a rate that is one of the lowest in the pharmaceutical industry.

Important issues

There are several issues that are important for GlaxoSmithKline either because of the global significance of the issue or because of the specific Group impact. These issues include climate change, air emissions, use of material resources, the efficiency of processes, how the company generates, handles and disposes of waste, the profile of contract manufacturers and key suppliers and public issues such as pharmaceuticals in the environment. GlaxoSmithKline's commitment to these issues is covered in the web-based social and environmental review, "Performance with Integrity".

Access to medicines in the developing world

Healthcare in developing countries is a pressing problem, and it is now widely acknowledged that poverty is the root cause. Large parts of the populations of some developing countries do not have secure or regular access to food and clean water, let alone healthcare services. GlaxoSmithKline has a vital role to play in developing suitable products and making them available at preferential prices, and in encouraging and supporting others to play their full part. The company does not, however, have the mandate, expertise or resources to address the underlying problems that exist. All sectors of global society - governments and international agencies, as well as the private sector - must work together to improve healthcare in the developing world, and these efforts must be backed by funding on a massive scale. GlaxoSmithKline welcomes, therefore, the creation of the Global Fund to fight AIDS, TB and Malaria (GFATM), and looks forward to the time when it can provide appropriate funding to maximise the benefit to patients of the company's preferential pricing offers.

Much of the focus in the debate on access to medicines has been on patents. GlaxoSmithKline does not believe that patents restrict access to medicines but that the contrary is true. Patents stimulate and fundamentally underpin the framework on which medical advances depend, and which has led to sustained investment in research and development (R&D). Effective intellectual property legislation, and mechanisms to enforce it, are essential for maintaining R&D into new and better medicines, including those for diseases prevalent in the developing world.

GlaxoSmithKline takes an innovative, responsible and, above all, sustainable approach to addressing the healthcare challenges of the developing world. In June 2001, the company published "Facing the Challenge", a report which sets out its principles, commitment and contribution to improving healthcare in the developing world. There are three key areas in which the company can contribute: continuing its investment in R&D into diseases that particularly affect the developing world; offering sustainable preferential pricing arrangements and taking a leading role in partnership and community activities that promote effective healthcare.

R&D for diseases of the developing world

Continued investment in research into diseases that affect the developing world is essential if there is to be improvement in the health of the people who live in these regions, not least because of challenges such as drug resistance and poor patient compliance. A lack of funding for healthcare means there is often no commercial market for products. Therefore, GlaxoSmithKline frequently works in partnership to share expertise, costs and risks to make R&D into developing world diseases viable.

The scale of GlaxoSmithKline's commitment is substantial. GlaxoSmithKline is the only company currently involved in research and development for both the prevention and treatment of all three top priority diseases of the World Health Organization (WHO): malaria, tuberculosis and HIV/AIDS. The company has numerous R&D projects for medicines, and the largest programme for research into vaccines, for diseases prevalent in the developing world. GlaxoSmithKline recognises the importance of this work and is now investing more effort in basic research. In 2001 a centre in Tres Cantos, Spain was established as a site for research into drugs for diseases of the developing world.

Preferential pricing arrangements

GlaxoSmithKline understands the need for prices to reflect, as far as possible, ability to purchase, and has offered sustainable preferential pricing arrangements in Least Developed Countries and sub-Saharan Africa for its vaccines for over 20 years, and for its HIV/AIDS medicines since 1997. The Group's long-term commitment is to make contributions to world health that are sustainable. These preferential prices are therefore set at commercially viable levels that can be sustained for as long as patients need treatment.

Working in partnership

The significant barriers that stand in the way of access to medicines in the developing world must be tackled as a shared responsibility by all sectors of global society. During 2001 GlaxoSmithKline continued to engage with stakeholders working on access to medicines in the developing world including many non-governmental organisations (NGOs). The company also consulted and worked with governments of both the developed and developing world, the UN, the WHO and with the investment community and will continue constructive dialogue with organisations that share its aim of trying to improve access to medicines in the developing world.

GlaxoSmithKline is making a vital contribution to improving health care in the developing world. The Group will continue with its efforts, focusing on areas where it can make the most difference and helping to find innovative ways of making its medicines available and accessible to developing countries, as part of a more holistic approach to care. In May 2002 the company will publish its social and environmental review which will expand on the Group's approach, and progress made, on addressing the issue of access to medicines in the developing world.

Global community partnerships and corporate donations

GlaxoSmithKline's community investment and charitable donations in 2001 totalled £72 million. This was equivalent to 1.6 per cent of Group profit before tax.

Many of the programmes are long-term commitments that help bring about and sustain change. These donations are made over a number of years. The Group's community investment activities are focused on the following areas: disease programmes, regional community initiatives, education, product donations and employee involvement.

Disease programmes

The Global Alliance to Eliminate Lymphatic Filariasis

GlaxoSmithKline is a key member of the Global Alliance to Eliminate Lymphatic Filariasis (LF); a unique partnership which includes the World Health Organization, the Ministries of Health in endemic countries, NGOs, community-based organisations, academic institutions, international organisations and the private sector. GlaxoSmithKline supports the alliance by donating its anti-parasitic drug albendazole and through help with coalition-building, planning, training and communications initiatives. GlaxoSmithKline has committed to donate as much albendazole as is required to achieve the goal of eliminating LF over the anticipated 20 year life of the programme. In 2001, the third year of the programme, approximately 45 million tablets were shipped to 30 countries and these numbers will expand as the programme extends to the 1 billion people at risk in 80 countries.

Positive Action on HIV/AIDS

Positive Action is GlaxoSmithKline's long-term international programme of HIV/AIDS education, care and community support. Through the programme GlaxoSmithKline works in partnership with networks of people living with HIV/AIDS, community groups, international agencies, non-government organisations and governments to intensify community responses to HIV/AIDS. The diverse array of partners is reflective of community identified needs and their requirements to respond effectively to the HIV epidemic. Such requirements include implementation of initiatives to deliver HIV education, prevention, psychosocial care and support and alleviate stigma and discrimination. Positive Action supports capacity building programmes which provide organisations with advocacy, fund raising, strategic management, leadership and communication skills, thus promoting the rights and improving the quality of lives of people living with HIV/AIDS. For example:

- Positive Action has partnered with the International Council of AIDS Service Organisations to implement the programme 'Dialogue on Care and Treatment Infrastructure Issues: Community Mobilisation Project 2001+'; a two-year programme to advance the community discussion on infrastructure issues for HIV/AIDS care and treatment and to strengthen the community based response to HIV/AIDS.
- The Centre for African Family Studies initiative supports the organisational development of people living with HIV/AIDS in Africa. GlaxoSmithKline has funded a pilot programme to increase the participation of community-based groups and networks of people living with HIV/AIDS at local, national and international HIV/AIDS policy discussions. The programme has enabled participating organisations to deliver more effective services, including home based care, and will now be extended.
- Positive Action supports community attendance at regional and international HIV/AIDS conferences. This support includes community scholarship programmes, support of meeting areas exclusive to people living with HIV/AIDS and implementation of community orientation sessions. This support enables individuals from under-resourced communities to attend conferences, share experiences and in particular address discrimination, stigma and violation of human rights in their home countries. In 2001 Positive Action was the main supporter of community attendance at conferences in Trinidad and Thailand.

Community malaria programme

In July 2001, it was announced that the *Malarone* Donation Programme, established in 1997, would end in September 2001 upon completion of the pilot phase. The donation programme proved not to be an efficient and effective use of resources to achieve the objective of reducing suffering and death from malaria.

The company has committed to focus resources allocated to the *Malarone* Donation Programme on a new community partnership malaria initiative to be announced in 2002.

Regional community initiatives

United Kingdom

GlaxoSmithKline made charitable donations of £4.1 million to UK charities through its UK Corporate Donations Committee. More than 200 projects in science education and medical research, healthcare, the arts and the environment were funded. In addition GlaxoSmithKline companies in the UK provided a further £1.9 million for community investment purposes, giving a combined total of £6 million in support of projects in the UK.

Just over £500,000 was donated in total to the British Retinitis Pigmentosa Society, Marie Curie Institute, Mental Health Foundation, Parkinson's Disease Society and Research into Ageing in support of medical research. A donation of £248,000 was made to equip a laboratory for @Bristol, an interactive exhibition that combines science, nature and the arts.

The GlaxoSmithKline International Impact Awards recognise the work of voluntary community healthcare organisations. Ten winners in 2001 each received an award of an unrestricted £25,000. The Group donated £500,000 to the Noah's Ark Appeal, which has helped to kick-start the fund to build the first children's hospital in Wales. The Group is supporting The Red Cross Gateway project in Scotland, donating £165,000 to help young people with disabilities live independent lives.

The company sponsored the American Sublime exhibition at Tate Britain (February to May 2002). Most of the works in this exhibition have never before been seen in the UK.

The Royal Botanic Gardens, Kew have redeveloped their extensive collection of grasses from around the world on display in the gardens with a donation of £43,900 from the company.

Europe

Programmes in Europe focused on children's health with total funding of £1 million supporting a range of long-term programmes, including:

£169,614 for Reaching Young Europe, a programme run by Befrienders International (the umbrella organisation for the Samaritan movement worldwide) to help children in Denmark and Lithuania develop stress coping skills.

£60,000 for Project Hope to run a programme in Russia and Ukraine to combat substance abuse and £27,000 for a paediatric rehabilitation programme in Bosnia.

The Barretstown Gang Camp in Ireland and L'Envol in France, both of which provide therapeutic recreation for seriously ill children from all over Europe, received £125,000 and £100,000 respectively.

North America

Programmes in North America focused on improving access to better healthcare. Partnership funding of $2.2 million was allocated through the North America Community Partnerships Team. A further $4.7 million was invested in regional community activities. In addition a $1 million donation was made to the New York City disaster fund.

A three-year grant of more than $2 million was made to support the Children's Health Fund's Referral Management Initiative (RMI). The grant ensures continuity of care for medically underserved, high-risk children, who are often homeless.

The third annual SHARE Awards recognise community-based programmes that meet the needs of racially, ethnically and culturally diverse elders. A total of $4.5 million in awards has been distributed over the three-year period. The awards are administered by the University of Pennsylvania Institute on Aging.

A three-year, $860,220, partnership exists with the Ovarian Cancer National Alliance to heighten the awareness of ovarian cancer among women, physicians and managed care organisations.

The Carter Center's Rosalynn Carter Fellowships for Mental Health Journalism is a three year $300,000 programme to promote long-term, systemic change in the American public's belief and perception about mental illness.

GlaxoSmithKline's three year grant of $555,000 to the United Way of Southeastern Pennsylvania will create more effective healthcare delivery at the United Way's 91 member agencies. GlaxoSmithKline's International Impact Awards acknowledge and reward excellence in the non-profit healthcare community, in the Greater Philadelphia area. Ten winners each received $40,000.

Around GlaxoSmithKline's facilities in North Carolina community relations staff work to address issues that affect employees, their families, and their communities. Here, GlaxoSmithKline supports programmes in health, education, arts, and civic affairs:

Promising Practices, which supports the prevention and treatment of chronic diseases that affect low-wealth communities, received $60,000 over three years.

GlaxoSmithKline supported education through contributions (over $700,000), in-kind donations, and volunteerism supporting the NC Business Committee for Education, various education foundations, and the Governor's Entrepreneurial Schools Award.

PlayMaker's Repertory Company's educational matinee series brings the arts into the classroom. GlaxoSmithKline provided $15,000.

Habitat for Humanity received $75,000 toward construction of three homes for low-wealth families. GlaxoSmithKline employees volunteered to build these and other Habitat homes.

GlaxoSmithKline's Investment in Volunteer Excellence (GIVE) provided $500 grants to qualifying non-profit organisations based on employee/partner volunteer time. GIVE grants totalled $349,000 and GlaxoSmithKline employees volunteered over 100,000 hours.

Finally, the North Carolina GlaxoSmithKline Foundation for the Advancement of Education, Science and Health is an endowed, self-funding organisation which operates as a separate entity. The foundation publishes its own annual report, which is available on request, and uses its asset base to support maths, science and health education in North Carolina.

International

GlaxoSmithKline's International Community Partnerships projects addressed health education and mobilisation, providing partnership funding of £1 million in 2001. Programmes included:

£369,000 to support its PHASE initiative (Personal Hygiene And Sanitation Education) in Kenya, Uganda, Nicaragua and Peru. PHASE provides hygiene and sanitation education for school children with the aim of reducing diarrhoea-related disease and deaths.

£140,000 allocated to two health improvement programmes for indigenous population communities in Australia.

£100,000 provided to fund a new HIV/AIDS clinic in the Masoyi tribal area of Mpumalanga, South Africa. The clinic is part of a three-year, £300,000 GlaxoSmithKline programme to provide a quality continuum of care to all those in the region who are infected and affected by HIV/AIDS.

GlaxoSmithKline's Rural Nursing Excellence programme in Thailand, which sponsors female high school graduates from rural areas to complete four year nursing degrees. GlaxoSmithKline has donated £500,000 over five years to train 200 nurses, and March 2001 saw the first graduates of the programme.

The Concern for Children Trust, a charity established to promote the health and wellbeing of children in Pakistan, with specific focus on preventive and primary healthcare and education. GlaxoSmithKline has provided funding of £10,000 for healthcare screening and education for immigrant children in low-income areas of Karachi.

The Health Education for Mothers on Major Childhood Killers programme, which completed its third and final year. GlaxoSmithKline provided £288,000 over three years for a nine-country initiative aimed at providing mothers in developing countries with the basic information needed to recognise major childhood killers.

Education and schools links

Through its education programme GlaxoSmithKline works with a range of partners to develop young people's knowledge, understanding technical and personal skills in a number of areas, with a particular focus on science. Programmes include:

- Science Across The World, an international educational programme encouraging communication and shared learning across different cultures
- the annual Health Matters European Schools Awards, which introduce students to the importance of health issues in today's society, and develop their teamworking, investigation, research and communication skills
- support for The Royal Institution Christmas Lectures, which provide an opportunity for young people to learn about science from eminent scientists
- Active Science, a new web resource for pupils aged five plus
- People and Medicine, a new web-based resource supporting science for students aged 11 to 16.

GlaxoSmithKline's local sites also participated actively in promoting learning and education in their local communities.

Product donations

GlaxoSmithKline donates essential products for humanitarian relief efforts. Donations are made at the request of governments and major charitable organisations and are made from product inventory. Non-governmental organisations complete a needs assessment then order the product needed in their international communities. This ensures that the right product reaches the right person at the right time. In 2001, the total value of the Group's international product donations, excluding the LF programme, was $28.7 million (at wholesale acquisition cost).

Employee involvement

GlaxoSmithKline employees are encouraged to contribute to their local communities through employee volunteering schemes. Support for this varies around the world but includes paid time off, donations to charities where employees have completed voluntary work, and matched giving, where GlaxoSmithKline matches personal cash contributions by employees to qualifying institutions. In 2001, through its Matching Gifts programme in the USA, GlaxoSmithKline matched more than 8,900 employee gifts, at a value of $3.8 million.

In addition, a special Disaster Relief Fund was established to help the victims of the tragedy that took place in the USA on 11th September 2001. A total of 2,169 gifts were made, totalling $348,455. GlaxoSmithKline also matched these gifts.

Corporate governance

This section discusses GlaxoSmithKline's management structures and governance procedures.

30 The Board
31 Corporate Executive Team
32 Governance and policy
32 Dialogue with shareholders
33 Annual General Meeting
33 Accountability and audit
34 The Combined Code

The Board

Sir Richard Sykes[cg] (Aged 59)
Non-Executive Chairman. Sir Richard was Chairman of Glaxo Wellcome plc from 1997 until the completion of the merger to form GlaxoSmithKline plc. He is Rector of the Imperial College of Science, Technology & Medicine. He has a Doctorate in Microbial Biochemistry from Bristol University and a Doctor of Science degree from the University of London. A Fellow of the Royal Society, he sits on a number of government and scientific committees. He received his knighthood for services to the pharmaceutical industry. He is also a Non-Executive Director of Rio Tinto plc.

Sir Roger Hurn[df] (Aged 63)
Non-Executive Deputy Chairman. Sir Roger was appointed a Non-Executive Director of Glaxo Wellcome plc in 1996 and Deputy Chairman in 1997. He is Non-Executive Chairman of Prudential plc and a Non-Executive Director of Cazenove Group plc. He is also Chairman of the Court of Governors of the Henley Management Centre.

Sir Peter Walters[bd] (Aged 71)
Non-Executive Deputy Chairman. Sir Peter had been a Non-Executive Director of SmithKline Beecham plc since 1989 and Chairman from 1994 until completion of the merger. He is also Chairman of the Institute of Economic Affairs.

Dr Jean-Pierre Garnier[d] (Aged 54)
Chief Executive Officer. Dr Garnier was appointed an Executive Director of SmithKline Beecham plc in 1992. He served as Chairman, Pharmaceuticals from 1994 until his appointment as Chief Operating Officer in 1995 and became Chief Executive Officer in April 2000. He is a Non-Executive Director of United Technologies Corporation and a member of the Board of Trustees of the Eisenhower Exchange Fellowships. He holds a PhD in pharmacology from the University of Louis Pasteur in France and an MBA from Stanford University in the USA.

John Coombe[d] (Aged 56)
Chief Financial Officer. Mr Coombe was formerly an Executive Director of Glaxo Wellcome plc where he was responsible for Finance and Investor Relations. He is a member of the UK Accounting Standards Board and the Code Committee of the UK Takeover Panel.

Paul Allaire[f] (Aged 63)
Non-Executive Director. Mr Allaire was formerly a Non-Executive Director of SmithKline Beecham plc. He is a Non-Executive Director of Lucent Technologies Inc., Sara Lee Corporation and priceline.com Inc. He is Chairman of The Ford Foundation and was Chairman of Xerox Corporation. Mr Allaire will succeed Mr Young as Chairman of the Remuneration & Nominations Committee.

Dr Michèle Barzach[fh] (Aged 58)
Non-Executive Director. Dr Barzach was formerly a Non-Executive Director of Glaxo Wellcome plc. She is Chairman of the External Advisory Panel for Health, Nutrition and Population for the World Bank and Director of the Board of International AIDS Vaccine Initiative. A consultant on health strategy, she was formerly French Minister of Health and the Family.

Sir Christopher Hogg[bd] (Aged 65)
Non-Executive Director. Sir Christopher was formerly a Non-Executive Director of SmithKline Beecham plc. He is Non-Executive Chairman of Reuters Group PLC and, until 31st March 2002, Allied Domecq PLC and a Non-Executive Director of Air Liquide S.A. and Chairman of The Royal National Theatre Board.

Sir Peter Job[b] (Aged 60)
Non-Executive Director. Sir Peter was formerly a Non-Executive Director of Glaxo Wellcome plc. He is the former Chief Executive of Reuters Group PLC and is a Non-Executive Director of Schroders plc, Shell Transport and Trading Company plc, TIBCO Software Inc and Instinet Group LLC.

John McArthur[f] (Aged 67)
Non-Executive Director. Mr McArthur was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a former Dean of the Harvard Business School, and is a Non-Executive Director of BCE Inc., Cabot Corporation, Rohm and Haas Company, Springs Industries Inc. and The AES Corporation.

Donald McHenry[fh] (Aged 65)
Non-Executive Director. Mr McHenry was formerly a Non-Executive Director of SmithKline Beecham plc. He is a Distinguished Professor in the Practice of Diplomacy at the School of Foreign Service at Georgetown University and President of the IRC Group, LLC. His other Non-Executive directorships include Coca-Cola Company, FleetBoston Financial Corporation and AT&T Corporation. He previously served as Ambassador and US Permanent Representative to the United Nations.

Sir Ian Prosser[b] (Aged 58)
Non-Executive Director. Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He is Chairman of Six Continents PLC and Non-Executive Deputy Chairman of BP plc. He is also Chairman of the Executive Committee of the World Travel & Tourism Council and a member of the CBI President's Committee.

Dr Ronaldo Schmitz[a] (Aged 63)
Non-Executive Director and Chairman of the Audit Committee. Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc and a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation. He was formerly a member of the Board of Executive Directors of Deutsche Bank AG.

Dr Lucy Shapiro[h] (Aged 61)
Non-Executive Director. Dr Shapiro was formerly a Non-Executive Director of SmithKline Beecham plc. She is Professor in the Department of Developmental Biology and Director of the Beckman Centre at the Stanford University School of Medicine. She holds a PhD in molecular biology from Albert Einstein College of Medicine.

John Young[e] (Aged 69)
Non-Executive Director and Chairman of the Remuneration & Nominations Committee. Mr Young was formerly Non-Executive Vice Chairman of SmithKline Beecham plc. His other Non-Executive appointments include directorships of ChevronTexaco Corp, Lucent Technologies Inc., Affymetrix Inc., Perlegen Sciences Inc., Ciphergen Biosystems, Fluidigm, Grassroots Enterprise and Agere Systems.

Sir Richard Sykes, Sir Peter Walters and Mr Young will be retiring from the Board at the Annual General Meeting in May 2002.

Membership of Board committees is indicated by the following symbols:

	Chairman	Member
Audit	a	b
Finance	c	d
Remuneration & Nominations	e	f
Corporate Social Responsibility	g	h

Corporate Executive Team

JP Garnier
Chief Executive Officer

Formerly Chief Executive Officer of SmithKline Beecham, Dr Garnier joined SmithKline Beecham in 1990 as President of its pharmaceutical business in North America and was Chairman, Pharmaceuticals, from 1994 until his appointment as Chief Operating Officer in 1995. He was elected to SmithKline Beecham's Board of Directors in 1992.

Rupert Bondy
Senior Vice President and General Counsel

Mr Bondy joined SmithKline Beecham in 1995 as Senior Counsel for Corporate and in 1998 was appointed head of the Corporate Legal and Secretarial group. Before joining SmithKline Beecham, he was a lawyer in private practice. Mr Bondy is responsible for legal matters across GlaxoSmithKline.

Ford Calhoun
Senior Vice President
Information Technology

Dr Calhoun joined SmithKline & French in 1984 from the faculty of Mount Sinai School of Medicine. He has doctoral training in Microbial Genetics and postdoctoral training in Biomathematics and Computer Science. Notable accomplishments at SmithKline Beecham were in bioinformatics, drug development processes, collaborative computing, healthcare information products and internet products and services.

John Coombe
Chief Financial Officer

Joining Glaxo in 1986 as Group Financial Controller, Mr Coombe was appointed to the Board in 1992 as Executive Director responsible for finance. Investor Relations was later added to his responsibilities. He was Group Finance Director for Glaxo Wellcome plc.

Bob Ingram
Chief Operating Officer and President
Pharmaceutical Operations

Mr Ingram was Chief Executive of Glaxo Wellcome plc and Chairman of Glaxo Wellcome Inc, the US subsidiary. He joined Glaxo Inc in 1990 from Merck and was appointed to the Board of Glaxo Wellcome in 1995. He became Chief Executive of Glaxo Wellcome in 1997.

James Palmer
Senior Vice President
New Product Development Pharmaceuticals R&D

Dr Palmer is responsible for GlaxoSmithKline's New Product Development including worldwide responsibility for Medical, Regulatory and Product Strategy. He held a similar position in Glaxo Wellcome and was a member of the Glaxo Wellcome Executive Committee. A physician by training, he joined Glaxo in 1985.

Dan Phelan
Senior Vice President
Human Resources

Mr Phelan joined SmithKline Beecham in 1981 as Manager of Labour Relations and in 1989 became Vice President and Director, Personnel - US, Pharmaceuticals. In 1994, he was appointed Senior Vice President and Director, Human Resources.

Howard Pien
President
Pharmaceuticals International

Having worked at Abbott Laboratories and Merck, Mr Pien joined SmithKline Beecham in 1991, held commercial positions in the US, UK and Asia, and in 1998 he became President, Pharmaceuticals, with responsibility for the commercial operations of the worldwide pharmaceuticals and vaccines business.

David Stout
President
US Pharmaceuticals

Mr Stout became President, Pharmaceuticals, North America, at SmithKline Beecham in 1998, having joined in 1996 as Senior Vice President and Director, Sales and Marketing - US. Before that he was President of Schering Laboratories with responsibilities that included US pharmaceutical operations and worldwide manufacturing.

Tim Tyson
President
Global Manufacturing & Supply

Mr Tyson joined Glaxo in 1988 and was appointed Senior Vice President and Director, Worldwide Manufacturing & Supply, Glaxo Wellcome, in 1998. Previously he was Vice President and General Manager of Business Operations and Marketing for Glaxo Wellcome Inc. He was a member of the Glaxo Wellcome Executive Committee.

Chris Viehbacher
President
Pharmaceuticals Europe

As Regional Director for Europe, Mr Viehbacher was a member of the Glaxo Wellcome Executive Committee. In addition to his role as Chairman and Chief Executive (President Directeur General) of Glaxo Wellcome France, he became Director, Continental Europe in 1999. He joined Wellcome in 1988.

Tachi Yamada
Chairman
Research & Development

At SmithKline Beecham, Dr Yamada was appointed Chairman, Research and Development, Pharmaceuticals, in 1999. Previously he was President, SmithKline Beecham Healthcare Services. He joined SmithKline Beecham as a Non-Executive member of the Board of Directors in 1994.

Jennie Younger
Senior Vice President
Corporate Communications & Community Partnerships

Mrs Younger was appointed to her current post in December 2001. She joined Glaxo Wellcome in 1996 as Director of Investor Relations after three years at British Gas as Head of Investor Relations. Before that Mrs Younger was a financial analyst with Kleinwort Benson and Barclays de Zoete Wedd.

Jack Ziegler
President
Consumer Healthcare

Mr Ziegler was appointed President of Consumer Healthcare, SmithKline Beecham, in 1998. He joined SmithKline Beecham in 1991 as head of the North American Consumer Healthcare division, became President of the North America Division, and in 1996 was appointed Executive Vice President.

Governance and policy

The Board and Executive

The Directors listed under 'The Board' (page 30) were appointed on 23rd May 2000 and have served since that date.

The Board of GlaxoSmithKline plc is responsible for the Group's system of corporate governance and is ultimately accountable for the Group's activities, strategy and financial performance.

The Board comprises Executive and Non-Executive Directors. The role of Non-Executive Directors is to bring independent judgement to Board deliberations and decisions.

Sir Richard Sykes is Non-Executive Chairman and Dr Jean-Pierre Garnier is Chief Executive Officer.

Sir Roger Hurn and Sir Peter Walters are Non-Executive Deputy Chairmen.

Sir Richard Sykes was employed by GlaxoSmithKline Services plc (formerly Glaxo Wellcome plc) as Executive Chairman until completion of the merger. All of the other Non-Executive Directors are considered by the Board to be independent. Given that two Non-Executive Deputy Chairmen have been appointed, each independent, the company does not consider it necessary to appoint either one as senior independent director.

Board process

The Board meets regularly throughout the year. It has a formal schedule of matters reserved to it for decision but otherwise delegates specific responsibilities to Board committees, as described below. The Board works to an agreed agenda in reviewing the key activities of the business, and receives papers and presentations to enable it to do so effectively. Minutes of Board committees, except the Remuneration & Nominations Committee, are placed on the agenda of the Board.

The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Simon Bicknell.

Board committees

The Audit Committee reviews the financial and internal reporting process, the system of internal control and management of risks and the external and internal audit process. The Committee consists entirely of Non-Executive Directors. It meets four times a year with the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the heads of internal audit and corporate compliance with the external auditors in attendance.

The Finance Committee reviews and approves the major financial and securities transactions of the company, as well as dividends, results announcements and the business of the Annual General Meeting. The committee consists of the Chief Executive Officer, the Chief Financial Officer and four Non-Executive Directors. It meets four times a year and additional meetings may be held at any time.

The Remuneration & Nominations Committee determines the terms of service and remuneration of the Executive Directors and Corporate Officers and considers appointments of Directors and Corporate Officers. The Committee consists entirely of Non-Executive Directors. It meets four times a year and otherwise as necessary. The Chief Executive Officer attends meetings except when his own remuneration is being considered.

The Corporate Social Responsibility Committee consists entirely of Non-Executive Directors and provides a Board level forum for the regular review of external issues that have the potential for serious impact upon the Group's business and reputation.

Corporate Executive Team

The executive management of the Group is the responsibility of the Chief Executive Officer and other senior managers, who form the Corporate Executive Team which meets 11 times per year. The members of the Corporate Executive Team and their responsibilities are listed under 'Corporate Executive Team' (page 31).

Remuneration of Directors

Information on the remuneration of Directors is given in the Remuneration report.

Dialogue with shareholders

The company announces financial results quarterly.

The company reports formally to shareholders twice a year, when its half-year and full-year results are announced and a full Report and/or summary Review are issued to shareholders. The Chief Executive Officer and Chief Financial Officer give presentations on the final year end results to institutional investors, analysts and the media in London and in New York. In addition, the company holds teleconferences after the release of the first, second and third quarter results for institutional investors, analysts and the media which may also be accessed via the company's web site.

The Annual General Meeting of the company takes place in London and formal notification is sent to shareholders at least one month in advance. At the Meeting a business presentation is made to shareholders and all Directors able to attend are available, formally during the Meeting, and informally afterwards, for questions. Details of the 2002 Annual General Meeting are set out in the section 'Annual General Meeting'.

The Chief Executive Officer and Chief Financial Officer maintain a dialogue with institutional shareholders on company plans and objectives through a programme of regular meetings. They both speak regularly at external conferences and presentations.

The company's Investor Relations department, with offices in London and Philadelphia, acts as a focal point for contact with investors throughout the year.

The company's internet site, www.gsk.com, gives access to current financial and business information about the Group. Information made available on the web site does not constitute part of this document.

Share buy-back programme

In October 2001, the company announced plans to invest up to £4 billion buying its shares in the market. The programme covers purchases by the company's employee trusts relating to share option grants and other share based incentives. It also covers purchases by the company of shares for cancellation, in accordance with the authority given by shareholders at the company's Annual General Meeting in 2001. In total £2 billion was spent in 2001.

The company was authorised to purchase a maximum of 623 million shares and 70.6 million shares were purchased for cancellation during 2001; details are given in Note 27 to the Financial statements, 'Share capital and share premium account'. The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

Annual General Meeting

The company's Annual General Meeting will be held at 2.30pm on 20th May 2002 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Directors

Mr Allaire and Dr Barzach will retire and offer themselves for re-election to the Board under article 93 of the company's Articles of Association. Biographical details for each of them are given under 'The Board' (page 30).

Auditors

Resolutions will be proposed to re-appoint PricewaterhouseCoopers as auditors and to authorise the Directors to determine their remuneration.

Special business

The company will seek to renew its authority to:

- make donations to EU Political Organisations and incur EU Political Expenditure
- give the Directors authority to dis-apply pre-emption rights when allotting new shares in certain circumstances up to a maximum of five per cent of the current issued share capital
- obtain authority to purchase its own Ordinary Shares up to a maximum of just under ten per cent of the current issued share capital.

Accountability and audit

The Board recognises its responsibility to present a balanced and understandable assessment of the Group's position and prospects. The discussion which follows sets out the procedures of accountability and control that are operated in GlaxoSmithKline.

Internal control framework

The company operates, and attaches importance to, clear principles and procedures designed to achieve the accountability and control appropriate to a science-based business operating multinationally in a highly regulated business sector. There is central direction, resource allocation and risk management of the key functional activities of commercial strategy, research and development, manufacture, information systems, human resources and financial practice. Commercial and financial responsibility is clearly delegated to local operating units, supported by a regional management structure.

These principles are designed to provide an environment of central leadership and local operating autonomy as the framework for the exercise of accountability and control within the Group. The key functional activities and management sectors are represented on the Corporate Executive Team.

There is an ongoing process for identifying, evaluating and managing the significant risks affecting the business and the policies and procedures by which these risks are managed. This process has been in operation for the whole of the year under review and continues to operate up to the date of approval of this report. The process accords with the guidance on internal control issued by the Turnbull Committee in 1999. The assessment of Group risks is reviewed and updated at least annually. Similarly at the operating level, business units are required to have processes for identifying, evaluating and managing risks significant to the business. Specialist teams review and report on compliance.

The company has identified a number of areas of significant risk which are subject to regular reporting:

Intellectual property

Specific risks include maintaining and enforcing intellectual property rights in compliance with relevant legislation, infringement of third party intellectual property rights and protection of in-licensed products and technologies.

Litigation and legal

In the normal course of its business GlaxoSmithKline is subject to proceedings, legal actions and other claims. All these matters are subject to risks and uncertainties and the outcomes cannot be predicted with any level of certainty. The nature of these risks is discussed further in Note 30 to the Financial statements, 'Legal proceedings'.

Information technology

Protecting GlaxoSmithKline electronic assets is increasingly complex as business partnerships extend networks, systems, and electronic data to third parties, and as dependency on the Internet for communications increases. Ensuring proper systems validation and electronic records and signatures are key regulatory issues and matters of potential risk for the company. Similarly, web systems accessible to the public must comply with legal and regulatory requirements.

Other areas of potential risk include use of personally identifiable data, electronic record retention, outsourced business applications, and the potential susceptibility to viruses and outside incursions.

Human resources

The legal requirements regarding discrimination and harassment, the integrity of the workforce and the control and use of contractors and temporary staff are risks inherent to a company with over 100,000 employees.

Corporate ethics and compliance programme

The Group operates in a complex legal and regulatory environment that spans the globe often with inconsistencies from one jurisdiction to the next. The cornerstone of the Group's compliance effort is due diligence in preventing and detecting misconduct and legal non-compliance by promoting ethical behaviour, compliance with all laws and regulations, corporate responsibility at all levels and effective compliance systems.

Product safety

All pharmaceutical products bring with them benefits and risks, some of the latter of which are side effects. The intent of pre-clinical and clinical trials conducted during the development of potential products is to determine the safety and efficacy of products for use by humans following approvals from regulatory bodies. In spite of these efforts, when drugs are introduced into the marketplace, unanticipated adverse side effects may occur.

Manufacturing

Loss of a manufacturing site key to the production of products important to GlaxoSmithKline is a significant risk. The Group's policy is that manufacturing is conducted in accordance with applicable laws and regulations as well as with corporate standards that may exceed such requirements. Failure to meet legal and regulatory requirements is one of a number of risks that may result in closing a site critical to the supply of important products.

Environment and safety
Employee injury, changes in health due to occupational conditions, and plant management and the potential impact of plants on the environment are risks the company addresses through a comprehensive architecture that sets targets and provides guidance on how results can be achieved.

Financial risk and appraisal
There are risks surrounding the Group's ability to forecast the future and thus uncertainty with its ability to meet financial targets set out in its budgeting process. The Group invests in new products and ventures based on assumptions about the success of those efforts that may prove to be inaccurate. In addition, there are risks around the Group's treasury operations including tax liabilities, transfer pricing, and the possibility of trading losses and counterparty fraud. Extensive financial controls, procedures, self-assessment exercises, and auditing measures – reviewed by the Group's internal auditors – are in place to minimise the effect of these risks.

As part of the financial risk management process there is a comprehensive planning system with an annual budget approved by the Directors. The results of operating units are reported monthly and compared to the budget. Forecasts are prepared regularly throughout the year. The company announces results on a quarterly basis.

Risk Oversight and Compliance Council (ROCC)
The ROCC is responsible for co-ordinating the internal control and risk management activities of the company and ensuring the assignment of designated managers to manage significant risks. Membership comprises several members of the CET and the heads of department with internal control, risk management, audit and/or compliance responsibilities. The terms of reference also include ensuring that regular 'gap analysis' is carried out to identify gaps in internal controls and providing reports to the Audit Committee in addition to the reports provided by the separate internal control, audit and compliance departments within the company. The ROCC is supported by the Corporate Compliance department.

Corporate Social Responsibility Committee (CSRC)
The CSRC is a Committee of the Board, chaired by Sir Richard Sykes, and comprising three other Non-Executive Directors. The Committee advises the Board on social, ethical and environmental issues that have the potential to seriously impact GlaxoSmithKline's business and reputation.

The Committee meets formally twice a year, and has additional ad hoc meetings and consultations as required. GlaxoSmithKline executives, who have functional responsibility for the business areas relating to the issues or are involved in risk control and interface with external stakeholders, attend meetings and provide input to the Committee. The Committee's activities feed into the internal control framework and help the Board to ensure that the Group complies with the Combined Code on Corporate Governance.

Audit Committee and Board
The Audit Committee of the Board has responsibility for reviewing on behalf of the Board the effectiveness of the system of internal control and management of risks and the process for monitoring compliance with laws, regulations and ethical codes of practice.

The Audit Committee receives regular reports on areas of significant risk to the company, and on related internal controls. Following consideration of these reports, the Committee reports annually to the Board on the overall framework and effectiveness of controls.

In addition the Audit Committee keeps under review the scope and results of the audit and the independence and objectivity of the external auditors. The committee also reviews the nature and extent of non-audit services the external auditors provide in order to ensure that the fees for services do not become so significant as to call into question their independence for the Group.

The Board after having considered the Audit Committee report on the effectiveness of controls believes that the systems of internal control provide reasonable but not absolute assurance against material mis-statement or loss.

Such controls may mitigate but cannot eliminate risks. In addition, there are areas of the company's business where it is necessary to take risk in order to achieve a satisfactory return for shareholders. In these cases it is the company's objective to apply its expertise in the prudent management, rather than elimination, of risk.

The Directors' review relates to the company and its subsidiaries and does not extend to material associated undertakings, joint ventures or other investments. The company has a 23 per cent interest in Quest Diagnostics Inc, (Quest) which is accounted for as an associated company. The activities of Quest are not part of the company's core business and competencies, and the interest in Quest is held only as an investment. The company has not therefore reviewed Quest's system of internal control.

The Combined Code

The company seeks to uphold, and to report on compliance with, best practice in corporate governance. 'The Combined Code – Principles of Good Governance and Code of Best Practice' (the Combined Code) is issued by the UK Listing Authority. The Combined Code comprises recommendations as to best practice in terms of the control and reporting functions of the Board of a company. The Combined Code sets out principles under the headings of:

- directors
- directors' remuneration
- relations with shareholders
- accountability and audit

and prescribes more detailed provisions in respect of each principle. Specifically the provisions require directors to report in the Annual Accounts on:

- directors' remuneration
- directors' responsibility for the accounts
- going concern
- internal control.

Compliance
The Directors' report on compliance with the Combined Code, and their reports in accordance with the provisions of the Combined Code, are set out under Directors' statements of responsibility (page 66).

Remuneration report

The Remuneration report sets out the remuneration policies operated by GlaxoSmithKline.

36 **Remuneration policy**
This describes the processes, policies and programmes which took effect from completion of the merger on 27th December 2000.

38 **Directors' remuneration 2001**
This sets out the remuneration earned in 2001 by Directors of GlaxoSmithKline, together with their interests in share options and share incentive plans.

42 **Directors and Senior Management**
This sets out the interests of Directors of GlaxoSmithKline in shares of GlaxoSmithKline plc and in contracts. Information is also provided on the aggregate remuneration and interests of Directors and Senior Management of GlaxoSmithKline.

References to GlaxoSmithKline shares and ADSs mean, respectively, Ordinary Shares of GlaxoSmithKline plc of 25p and American Depositary Shares of GlaxoSmithKline plc. Each ADS represents two GlaxoSmithKline shares.

GlaxoSmithKline remuneration policy

As a leading global healthcare company, GlaxoSmithKline aims to have remuneration policies and programmes that will enable it to recruit, retain and motivate the top calibre executive talent which it needs and for which it competes in an international market place.

GlaxoSmithKline believes that its remuneration policies and programmes represent a competitive advantage and best practice through a heavy emphasis on pay for performance and 'at risk' compensation for its top executives. Long-term incentive plans have been designed to align executive reward with shareholders' interests, in particular, the creation of enhanced shareholder value.

The Remuneration & Nominations Committee

A committee of the Board, the Remuneration & Nominations (R&N) Committee, develops the company's policy on Executive Directors' remuneration for approval by the Board and determines the remuneration package of each Executive Director. The R&N Committee consists exclusively of independent Non-Executive Directors. The current members of the Committee are Mr John Young (Chairman), Mr Paul Allaire, Dr Michèle Barzach, Sir Roger Hurn, Mr John McArthur and Mr Donald McHenry. Mr Allaire will succeed Mr Young as chairman of the committee.

Remuneration of the company's Non-Executive Directors is determined by the GlaxoSmithKline Board itself, upon receipt of advice from external consultants.

Policy on remuneration of Executive Directors

The R&N Committee, with advice from a leading firm of compensation and benefit consultants, aims to provide a package of incentives and rewards which will be competitive by reference to other global healthcare companies as well as other multinational companies considered similar to GlaxoSmithKline in terms of size, geographical spread and complexity of business.

In constructing and reviewing remuneration packages, the emphasis is on linking pay to performance by rewarding effective management as well as individual achievement. The mix within a package is designed to align personal reward with enhanced shareholder value over both the short and the long term. The Executive Directors' remuneration consists of four components:

- Salary
- Performance bonus
- Long-term incentives
- Benefits.

Salary

This reflects an Executive Director's experience, responsibility and market value.

Performance bonus

This is based on annual performance by business teams against demanding financial targets and individual accomplishments against objectives. Bonuses are subject to upper limits. On target business performance brings total compensation into line with the competitor panel. Compensation rises if the target performance is exceeded but the executives' total compensation falls well below the level of compensation of competitors if these targets are not achieved. There is an option to invest the bonus in GlaxoSmithKline shares, in which case the bonus is enhanced by ten per cent but the shares must be held for a minimum of three years.

Special deferred bonus

In recognition of the extraordinary effort made by the Corporate Executive Team (CET) during 2001 to integrate successfully the two legacy companies, while at the same time delivering improved business performance, the R&N Committee decided to award a special deferred bonus to each member of the CET, including the Executive Directors. To provide the bonus, an amount equivalent to the salary on 31st December 2001 of each CET member was treated as having being notionally invested in GlaxoSmithKline shares on 15th February 2002. To receive the bonus, the CET members are required not to leave the company voluntarily before 15th February 2005. The payment made in 2005 will be an amount equivalent to the then value of the shares notionally acquired in February 2002 plus dividends reinvested over the period. This amount may then be converted into shares in the company. Deferring payment in this way fully aligns executive interest with that of the shareholders and acts as a strong retention tool. The deferred bonus is not pensionable and a change in control of the company will not automatically trigger payment. This deferred bonus is in addition to their annual bonus for 2001. However, in agreeing to the deferred bonus, the Committee held the Individual Performance Multiplier (IPM) under the normal annual bonus plan to no more than 100 per cent for each CET member (with the exception of Dr Garnier, whose IPM was held to 140 per cent), which, given individual achievements, was considerably less than would have been paid in the absence of the special deferred bonus.

Long-term incentives

These comprise share options and participation in a Performance Share Plan that link reward to shareholder value over the long and medium term respectively, as described below.

Share options

Share options allow the holder to buy shares at a future date at a price determined by reference to the open market price of shares at the time of grant. Share options are granted to more than 13,000 managers at GlaxoSmithKline including Executive Directors.

Vesting of options granted to Executive Directors will be subject to the performance condition that earnings per share growth, excluding currency and exceptional items, should be at least nine per cent more than the increase in the UK Retail Price Index over any three-year measurement period. With respect to future grants, the R&N Committee will review performance conditions against market conditions.

Performance Share Plan

Participations in the Performance Share Plan are granted to approximately 700 top executives in the company, including Executive Directors, designating a target number of shares for each participant. Vesting of awards under the plan is subject to a performance condition which applies during a three year measurement period. The performance condition consists of two parts, each of which applies to 50 per cent of the award.

The first part of the condition compares GlaxoSmithKline's Total Shareholder Returns (TSR) over the period with the TSR of companies in the UK FTSE 100 Index over the same period. If GlaxoSmithKline is ranked in the top 20 of the FTSE 100 in relation to TSR performance, then 100 per cent of the shares subject to this part of the performance condition will vest. If the ranking is at the 50th position in the FTSE 100, 40 per cent of the shares will vest. If GlaxoSmithKline is ranked below 50th position, none of the shares subject to this part of the performance condition will vest. Between the 20th and 50th positions, vesting will occur on a sliding scale.

The second part of the performance condition requires GlaxoSmithKline earnings per share growth, excluding currency and exceptional items, to be at least nine per cent more than the increase in the UK Retail Price Index over the three-year performance period. If this condition is met, then all of the shares subject to this part of the performance condition will vest. If this condition is not met, then none of the shares subject to this part of the performance condition will vest.

Benefits

Executive Directors participate in GlaxoSmithKline's senior executive pension plans. These are defined benefit plans in the UK and cash balance plans in the USA. Benefits are payable at age 60. The US cash balance plans provide a pension payable from a fund to which contributions of up to ten per cent of earnings are paid and interest accrues based on Treasury Bill rates. Bonuses are pensionable for all participating employees in the US plans, including Executive Directors.

Executive Directors participate in legacy Glaxo Wellcome and SmithKline Beecham employee share plans in either the UK or USA and in the GlaxoSmithKline plans that replaced them. Under the US arrangements Dr Garnier received four per cent of his basic pay in the form of GlaxoSmithKline shares. Under the UK arrangements Mr Coombe is a member of a sharesave plan and from November 2001 joined the employee ShareReward Plan contributing £125 per month to buy shares. The number of shares bought each month is matched by the company.

Other benefits, such as healthcare, are provided in line with the practice in the market where the executive is employed.

Share ownership guidelines

To align executive interest with that of shareholders, Executive Directors are required to hold shares in the company. The Chief Executive Officer is required to hold shares to the value of four times base pay. Other Executive Directors of GlaxoSmithKline are required to hold shares to the value of three times base pay.

For purposes of these requirements shares and ADSs held in SmithKline Beecham's bonus deferral plans and vested but deferred awards under long-term incentive plans are included. As at the year-end Dr Garnier's total shareholding on this basis was 130,058 ADSs and Mr Coombe's was 99,920 shares and as a result both Directors exceeded the share ownership guidelines.

Directors' service contracts

Executive Directors are employed on service contracts under which GlaxoSmithKline is required to give two years' notice of termination and the Executive Directors are required to give 12 months' notice.

Dr Garnier's contract specifies the compensation to be paid by the company on termination of his employment, including an immediate payment of two years salary and bonus. Dr Garnier is also entitled to continue to participate in the company's long-term incentive plans for the first 12 months following notice of termination by the company. Dr Garnier's notice period was reduced to two years from three years in 1998. Dr Garnier will also receive three years' pension accrual on termination and, in certain circumstances, a further three years' accrual.

Mr Coombe's contract specifies compensation to be paid in the event of redundancy. In the event that notice of termination is given, other than in the case of redundancy, Mr Coombe is required to mitigate any loss of earnings resulting thereafter.

Executive Directors' service contracts contain garden leave, non-competition, non-solicitation and confidentiality clauses.

The R&N Committee believes that one year contracts would not be in the best interest of GlaxoSmithKline with regard to offering a globally competitive overall remuneration package and securing maximum protection for its intellectual property rights.

Non-Executive Directors of GlaxoSmithKline do not have service contracts.

Payment of Non-Executive Directors in GlaxoSmithKline shares

To enhance the link between Directors and shareholders, GlaxoSmithKline requires Non-Executive Directors to receive a significant part of their fees in the form of shares allocated to a share account and offers the opportunity to invest part or all of the balance of fees in a share account. These shares are not paid out until the Director's retirement from the Board, or at a later date, on the basis of dividends being reinvested in the interim.

The table below sets out the remuneration earned by Directors of GlaxoSmithKline plc in 2001. The comparative amounts represent the remuneration earned by Directors of Glaxo Wellcome plc and SmithKline Beecham plc in 2000. Statutory disclosures in respect of Directors' remuneration attributable to Directors of GlaxoSmithKline plc in 2000, in relation to their services to the company and its subsidiaries, from 27th to 31st December 2000, are set out in Note 34 to the Financial statements.

Annual compensation		2001				2000			
	Notes	Fees and salary £000	Other emoluments and benefits £000	Annual and deferred bonus £000	**Total annual compensation £000**	Fees and salary £000	Other emoluments and benefits £000	Bonus £000	Total annual compensation £000
Executive Directors									
Dr J P Garnier	a,e	991	101	2,417	**3,509**	820	111	1,151	2,082
Mr J D Coombe	b,e	475	3	848	**1,326**	468	2	321	791
Total		1,466	104	3,265	**4,835**	1,288	113	1,472	2,873
Non-Executive Directors									
Sir Richard Sykes	c,f	411	3	–	**414**	1,034	3	708	1,745
Sir Roger Hurn	d,f,g	135	–	–	**135**	60	–	–	60
Sir Peter Walters	f,g,h	135	1	–	**136**	324	285	–	609
Mr P A Allaire	f,h	68	–	–	**68**	63	–	–	63
Dr M Barzach	d,f	63	39	–	**102**	35	37	–	72
Mr D C Bonham	d,f	29	–	–	**29**	35	–	–	35
Sir Christopher Hogg	f,h	63	–	–	**63**	65	–	–	65
Sir Peter Job	d,f,g	63	–	–	**63**	35	–	–	35
Mr J H McArthur	d,f,g	68	5	–	**73**	35	13	–	48
Mr D F McHenry	f,h	68	–	–	**68**	60	–	–	60
Sir Ian Prosser	f,g,h	63	–	–	**63**	53	–	–	53
Dr R Schmitz	d,f,g	70	–	–	**70**	35	–	–	35
Dr L Shapiro	f,g,h,i	68	–	–	**68**	63	–	–	63
Mr J A Young	f,g,h	80	–	–	**80**	66	–	–	66
Total		1,384	48	–	**1,432**	1,963	338	708	3,009
Total compensation		2,850	152	3,265	**6,267**	3,251	451	2,180	5,882

a Dr Garnier was an Executive Director of SmithKline Beecham during 2000. His salary and fees also include the company match on compensation that is deferred.

b Mr Coombe was an Executive Director of Glaxo Wellcome during 2000. Included within his bonus for 2001 is the company match on deferred 2001 bonus. In addition to the bonus shown above for 2001, Mr Coombe received £142,500 awarded in respect of the second half of 2000 but not paid until 2001.

c Sir Richard Sykes was Executive Chairman of Glaxo Wellcome during 2000. He was remunerated as an Executive Director and received an annual performance bonus. From 1st January 2001 he has been remunerated as Non-Executive Chairman of GlaxoSmithKline. In addition, Sir Richard received a bonus of £314,700 awarded in respect of the second half of 2000 but not paid until 2001.

d Non-Executive Director of Glaxo Wellcome during 2000. Mr Bonham resigned as a Non-Executive Director of GlaxoSmithKline on 21st May 2001.

e The bonuses above include the special deferred bonus which is not payable until 2005, as described on page 36.

f Shares and ADSs were automatically allocated to the following Non-Executive Directors as part of their fees: Sir Richard Sykes 6,000 shares (£110,995); Sir Roger Hurn 3,000 shares (£55,498); Sir Peter Walters 3,000 shares (£55,498); Mr P A Allaire 500 ADSs ($26,578); Dr M Barzach 1,000 shares (£18,499); Mr D C Bonham 250 shares (£4,539); Sir Christopher Hogg 1,000 shares (£18,499); Sir Peter Job 1,000 shares (£18,499); Mr J H McArthur 500 ADSs ($26,578); Mr D F McHenry 500 ADSs ($26,578); Sir Ian Prosser 1,000 shares (£18,499); Dr R Schmitz 1,000 shares (£18,499); Dr L Shapiro 500 ADSs ($26,578); Mr J A Young 500 ADSs ($26,578). The shares allocated to their accounts are also included in Directors' interests (page 42).

g The following Non-Executive Directors elected to receive part or all of the balance of their fees above in the form of shares and ADSs: Sir Roger Hurn £30,000; Sir Peter Walters £30,000 (2000 – £25,000); Sir Peter Job £33,750; Mr J H McArthur $27,000; Sir Ian Prosser £16,875; Dr R Schmitz £16,170; Dr L Shapiro £nil (2000 – $10,000); Mr J A Young $66,000 (2000 – $40,000). The shares allocated to their accounts are also included in Directors' interests (page 42).

h Non-Executive Director of SmithKline Beecham during 2000. Additional remuneration awarded to the Non-Executive Directors in 2000 was paid in the form of SmithKline Beecham shares and ADSs: Sir Peter Walters 6,000 shares (£48,360); Mr P A Allaire 400 ADSs ($25,676); Sir Christopher Hogg 2,000 shares (£16,120); Mr D F McHenry 400 ADSs ($25,676); Sir Ian Prosser 2,000 shares (£16,120); Dr L Shapiro 400 ADSs ($25,676); Mr J A Young 400 ADSs ($25,676). The shares allocated to their accounts are also included in Directors' interests as GlaxoSmithKline shares (page 42).

i Dr Shapiro is a member of GlaxoSmithKline's Scientific Advisory Board for which she received, in addition to the fees shown above, fees of $85,000 (2000 – $85,000) with $30,000 (2000 – $30,000) in the form of ADSs.

Share options

Options – ADSs	Average grant price	At 31.12.01	Exercised	Lapsed Number	Lapsed Grant price	Granted Number	Granted Average grant price	At 31.12.00
Dr J P Garnier	$46.67	2,897,443	77,370	–	–	900,000	$51.63	2,074,813

Options – shares	Average grant price	At 31.12.01	Exercised	Lapsed Number	Lapsed Grant price	Granted Number	Granted Average grant price	At 31.12.00
Mr J D Coombe	£16.97	867,948	–	–	–	580,000	£18.04	287,948
Sir Richard Sykes	£14.82	634,701	248	–	–	–	–	634,949

None of the other Directors had an interest in any option over the company's shares.

GlaxoSmithKline intends to grant share options to Directors and Senior Managers on an annual basis in November. An initial grant was made following completion of the merger in March 2001. The measurement period for the options granted in March 2001 commenced on 1st January 2001. The measurement period for the options granted in November 2001 commenced on 1st January 2002. At both the March and November grants, Dr Garnier received 450,000 ADS options and Mr Coombe received 290,000 share options.

As a consequence of the merger all options granted prior to the merger became exercisable, with the exception of the options granted to Mr Coombe during 2000. Those options together with the options granted to Mr Coombe and Dr Garnier during 2001 will become exercisable at varying times between February 2003 and November 2004. All of the options will lapse if not exercised at varying times between May 2004 and November 2011. The Directors hold these options under the various share option plans referred to in Note 33 to the Financial statements, 'Employee share schemes'. The share price on 6th March 2002 was £16.85 per GlaxoSmithKline Share and $47.95 per GlaxoSmithKline ADS.

In connection with the merger, a circular and listing particulars were sent to shareholders in July 2000, at which time holders of options over Glaxo Wellcome and SmithKline Beecham shares and ADSs were offered the opportunity to exchange those options for options over GlaxoSmithKline shares. Each of the Directors above elected to exchange all of their then outstanding Glaxo Wellcome or SmithKline Beecham options, as applicable, into new options over GlaxoSmithKline shares and, along with all other Glaxo Wellcome and SmithKline Beecham share option plan participants who elected to exchange their options, will receive an additional benefit of a cash sum equal to ten per cent of the exercise price of the original option. This additional benefit will be given when the new option is exercised, provided the exercise is on or after the second anniversary of the effective date of the merger (or, as in the case of Sir Richard Sykes, on cessation of executive employment, if earlier).

The highest and lowest prices during the year ended 31st December 2001 for GlaxoSmithKline shares were £20.32 and £16.26 respectively. The highest and lowest prices for GlaxoSmithKline ADSs during the year to 31st December 2001 were $58.00 and $47.15 respectively. The market prices for a GlaxoSmithKline share on 31st December 2001 was £17.23 (on 31st December 2000 – £18.90) and for a GlaxoSmithKline ADS was $49.82 (on 31st December 2000 – $56.00).

Options exercised – ADSs	Date	Number	Grant price	Market price
Dr J P Garnier	27.07.01	77,370	$12.89	$57.19

Options exercised – shares	Date	Number	Grant price	Market price
Sir Richard Sykes	23.02.01	248	£13.27	£19.30

The gain on options exercised by Directors during the year to 31st December 2001 was £2,408,992, comprising £2,407,497 relating to Dr Garnier and £1,495 relating to Sir Richard Sykes. This compares to a gain on exercise of options during the year to 31st December 2000 of £936,315, comprising £461,840 relating to Dr Garnier and £474,475 relating to Sir Richard Sykes.

Incentive plans

Performance Share Plan – ADSs	ADSs at 31.12.01	Lapsed	Awarded	Granted	ADSs at 31.12.00
Dr J P Garnier – 2001 plan	70,000	–	–	70,000	–
2002 plan	70,000	–	–	70,000	–

Performance Share Plan – shares	Shares at 31.12.01	Lapsed	Awarded	Granted	Shares at 31.12.00
Mr J D Coombe – 2001 plan	40,000	–	–	40,000	–
2002 plan	40,000	–	–	40,000	–

The Performance Share Plan (PSP) is a medium-term incentive scheme introduced during 2001. The PSP replaces the Long-Term Incentive Plan and the Mid-Term Incentive Plan operated respectively by Glaxo Wellcome and SmithKline Beecham.

Under the terms of the PSP the number of shares actually vesting is determined following the end of the relevant measurement period of three years and is dependent on GlaxoSmithKline's performance during that period. Usually, the award of shares will be made in November of the year preceding the start of the three year measurement period. An initial grant was made following completion of the merger in March 2001. The measurement period, relating to shares awarded in March 2001, commenced on 1st January 2001 and will end on 31st December 2003. For shares awarded in November 2001 the measurement period commenced on 1st January 2002 and will end on 31st December 2004.

		Shares exercised				
Long-Term Incentive Plan – shares	Shares at 31.12.01	Number	Average market price on exercise £	Money value on exercise £	Shares not vesting	Shares at 31.12.00
Mr J D Coombe	41,100	25,120	18.45	463,464	–	66,220
Sir Richard Sykes	–	147,344	19.30	2,843,739	–	147,344

The Long-Term Incentive Plan (LTIP) was a share award scheme operated by Glaxo Wellcome. The plan closed to new entrants upon completion of the merger and no further grants have been made. The awards made to Mr Coombe in March 1999 and February 2000 will vest in March 2002 and February 2003 respectively. The awards made in March 1999 and February 2000 to Sir Richard Sykes vested when Sir Richard left executive office on completion of the merger. Awards made under the LTIP will lapse if not exercised within 12 months of vesting. Performance conditions lapsed upon completion of the merger. Shares under the LTIP are awarded at nominal cost to the recipient.

Mid-Term Incentive Plan – ADSs	Vested and deferred participations at 31.12.01	Vested and deferred participations at 31.12.00	Unvested participations at 31.12.01	Participations lapsed in 2001	Participations awarded in 2001	Unvested participations at 31.12.00
Dr J P Garnier	76,323	56,231	73,970	–	18,891	92,861

The Mid-Term Incentive Plan (MTIP) was a share award scheme operated by SmithKline Beecham. The plan closed to new entrants upon completion of the merger and no further participations have been granted. In connection with the merger, the performance conditions in respect of grants made in 1998 and 1999 have lapsed, although the final award will not be made to employees who resign before the end of the relevant measurement period.

Where a final award of shares is made, receipt of the award may be deferred by a Director. Dr Garnier deferred receipt of the full amount awarded in 1999, 2000 and 2001. The deferred awards, together with any additional ADSs subsequently received through dividend reinvestment, are not included in the Directors' interests table on page 42 since technically they are retained in the MTIP until paid out.

Stock Appreciation Rights (SARs) – ADSs	Average grant price	At 31.12.01	Exercised	Granted	At 31.12.00
Dr L Shapiro	$50.34	1,487	–	–	1,487

Dr Shapiro is a member of GlaxoSmithKline's Scientific Advisory Board (SAB). Dr Shapiro was a member of SmithKline Beecham's SAB from 1993 until the completion of the merger with Glaxo Wellcome. Along with other members of the SAB, she received annual grants of SmithKline Beecham SARs which, in general, vested three years from the date of grant. Grants of SARs to SAB members ceased in 1999.

SARs entitle the holder to a cash sum at a future date based on share price growth between the date of grant and the date of exercise. Full provision is made in the accounts for accrued gains on SARs from the date of grant. In connection with the merger, all previously granted SARs became immediately exercisable.

Pensions

Pension benefits are accruing to the following Directors under defined benefit schemes. The accrued annual benefits for individual Directors on retirement are set out below:

	Age	31.12.01 £000	Change over year net of inflation £000
Dr J P Garnier	54	966	78
Mr J D Coombe	57	274	8
Sir Richard Sykes	59	700	22

Dr Garnier is a member of the SmithKline Beecham all-employee US Pension Plans. He has no entitlement to a spouse's or children's pension other than by surrendering a part of his own pension. On early retirement, his pension will be reduced by the same factors, relating to age and service, that apply to all employees. However, in Dr Garnier's case, he receives an additional three years' service when he retires from GlaxoSmithKline and in certain circumstances a further three years accrual. Pension increases may be granted on a discretionary basis. No transfer values are payable on leaving the Plans. Dr Garnier is also a member of a money purchase scheme. During 2001 contributions of £4,722 were paid into this scheme.

Mr Coombe and Sir Richard Sykes are members of the Glaxo Wellcome UK Pension Plan. Their spouses would be provided with a pension of two-thirds of the executive's pension in the event of their death. In the event that either decided to take early retirement, the pension would be reduced by three per cent for each year before the age of 60 that they retire. The company has agreed to procure that Sir Richard Sykes' pension from the age of 60 will be calculated on the basis of his salary as at 31st December 2000 and as if he had remained in full-time employment until his 60th birthday. Pensions are guaranteed to increase in payment by the rate of increase in the UK Retail Price Index (RPI) up to a maximum of 12 per cent a year. Discretionary increases may be paid in addition. No allowance would be made for discretionary increases in the transfer values on leaving.

Directors' interests

The following beneficial interests of the Directors of the company are shown in the register maintained by the company in accordance with the Companies Act 1985:

		Shares			ADSs		
	Note	6th March 2002	**31 December 2001**	31 December 2000	6th March 2002	**31 December 2001**	31 December 2000
Dr J P Garnier		–	–	–	54,180	**53,735**	52,867
Mr J D Coombe	a,b	150,870	**150,836**	164,203	–	–	–
Sir Richard Sykes	c,e	498,466	**498,466**	538,665	–	–	–
Sir Roger Hurn	e	15,519	**15,519**	10,539	–	–	–
Sir Peter Walters	e	36,617	**36,617**	31,486	–	–	–
Mr P A Allaire	e	–	–	–	6,660	**6,660**	6,148
Dr M Barzach	e	1,990	**1,990**	812	–	–	–
Sir Christopher Hogg	e	6,216	**6,216**	5,128	–	–	–
Sir Peter Job	e	5,027	**5,023**	2,003	–	–	–
Mr J H McArthur	e	–	–	–	5,654	**5,631**	3,558
Mr D F McHenry	d,e	–	–	–	6,562	**6,562**	6,043
Sir Ian Prosser	e	4,255	**4,255**	2,321	–	–	–
Dr R Schmitz	e	1,878	**1,878**	–	3,840	**3,840**	3,752
Dr L Shapiro	e	1,518	**1,518**	1,372	2,218	**2,218**	1,174
Mr J A Young	e	5,373	**5,373**	5,144	9,035	**9,035**	7,286

One GlaxoSmithKline ADS represents two GlaxoSmithKline shares.

a Includes shares purchased through the GlaxoSmithKline ShareReward Plan totalling 14 shares at 31st December 2001 (2000 – nil) and 42 shares at 6th March 2002.

b Includes a non-beneficial interest in trusts which hold 16,901 shares at 31st December 2001 (2000 – 20,396) and 16,901 shares at 6th March 2002.

c Includes a non-beneficial interest in trusts which hold 36,612 shares at 31st December 2001 (2000 – 36,612) and 36,612 shares at 6th March 2002.

d In addition to the interests shown above, Mr McHenry has interests in a deferred fees plan relating to the period during which Mr McHenry was a Director of SmithKline Beckman prior to the merger with Beecham Group in 1989. The deferred fees are now indexed to the total return on GlaxoSmithKline shares and are payable over seven years following Mr McHenry's retirement. The total accumulated value of deferred fees on 31st December 2001 (restated to reflect the merger) was equivalent to 21,307 GlaxoSmithKline ADSs and has been fully provided for.

e Includes shares and ADSs received as part or all of their fees as described in footnotes f, g and h to the Annual compensation table under 'Directors' remuneration 2001' on page 38. Dividends received on these shares and ADSs were converted to shares and ADSs as at 31st December 2001. These are also included in the Directors' interests above.

The interests of the above-mentioned Directors at 6th March 2002 reflect changes between the end of the financial year and 6th March 2002. Each of the Directors beneficially owns less than one per cent of the issued share capital of the company.

Directors' interests in contracts

Except as described, during or at the end of the financial year, no Director or connected person had any material interest in any contract of significance in relation to the Group's business with a Group company.

Directors and Senior Management

For US reporting purposes, it is necessary to provide information on compensation and interests of Directors and Senior Management as a group ('the group'). For the purposes of this disclosure, the group is defined as the Directors, members of the Corporate Executive Team and the Company Secretary at 6th March 2002 numbering 28 persons. GlaxoSmithKline aims to provide a package of incentives and rewards which will be competitive by reference to other global healthcare companies as well as other multinational companies considered similar to GlaxoSmithKline in terms of size, geographical spread and complexity of business. The remuneration of the Group consists of: salary; performance bonus; long-term incentives in the form of share options and participation in a Performance Share Plan and benefits. In respect of the financial year 2001, the total compensation paid to the group was £15,485,337, the aggregate increase in accrued pension benefits was £386,729 and the aggregate payment to defined contribution schemes was £172,081. As of 6th March 2002, the group owned 944,144 shares and 296,662 ADSs, constituting less than one per cent of the issued share capital of the company. The group also held, as of that date, options to purchase 3,758,311 shares and 6,267,754 ADSs, all of which were issued pursuant to the various executive share option plans described in Note 33 to the financial statements. The group were also awarded shares and ADSs under GlaxoSmithKline's Performance Share Plan and as at 6th March 2002 held 212,000 shares and 435,000 ADSs.

Operating and financial review and prospects

The Operating and financial review and prospects discusses the operating and financial performance of the Group, the financial outlook and the financial resources of the Group, under the following headings:

44 Financial trends and ratios

45 2001 Year – results for the year to 31st December 2001 compared to the year to 31st December 2000

52 Financial position and resources – at 31st December 2001

56 Outlook and risk factors

Additionally, in accordance with US requirements:

58 2000 Year – results for the year to 31st December 2000 compared to the year to 31st December 1999

63 Selected financial data UK/US GAAP

64 Results under US accounting principles 2001 and 2000

The results for each year are compared primarily with the results for the preceding year. Reference is made also to quarterly and half-yearly trends within the results.

Exchange

The Group, as a multinational business, operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in sterling, are therefore affected by movements in exchange rates between sterling and overseas currencies.

The company uses the average exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings and joint ventures into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations are the US dollar, the Euro and the Japanese yen.

In order to illustrate underlying business performance, excluding the effect of exchange rate movements on translation, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to translate the results of overseas companies into sterling had remained unchanged from those used in the previous period. The discussion in this review is therefore in terms of CER unless otherwise stated.

Business performance	2001 £m	% of total	% CER	2000 £m	% of total	% CER	1999 £m	% of total	% CER
Sales:									
Pharmaceuticals	**17,205**	84.0	9	15,429	85.3	10	13,618	84.2	7
Consumer Healthcare	**3,284**	16.0	22	2,650	14.7	3	2,546	15.8	8
Total	**20,489**	100.0	11	18,079	100.0	9	16,164	100.0	7
Cost of sales	**(4,430)**	(21.6)		(3,811)	(21.1)		(3,499)	(21.6)	
Selling, general and administration	**(7,451)**	(36.4)		(6,732)	(37.2)		(6,002)	(37.2)	
Research and development	**(2,555)**	(12.5)		(2,510)	(13.9)		(2,285)	(14.1)	
Trading profit – retained businesses	**6,053**	29.5	16	5,026	27.8	12	4,378	27.1	3
Trading profit – divested businesses	**–**			–			25		
Trading profit – total	**6,053**			5,026			4,403		
Profit before taxation	**6,169**		12	5,327		11	4,708		6
Earnings	**4,391**		14	3,697		13	3,222		8
Earnings per share (pence)	**72.4p**		14	61.0p		14	52.7p		8

Research and development – business performance	2001	2000	1999
Pharmaceuticals	**2,453**	2,435	2,211
Consumer Healthcare	**102**	75	74
Total	**2,555**	2,510	2,285

Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and the disposal of subsidiaries. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Accordingly, this information is provided as a supplement to that included in the consolidated statement of profit and loss on pages 68 and 69 prepared in accordance with UK GAAP. Total results include these non-recurring items.

Total results	2001 £m	2000 £m	1999 £m
Profit before taxation	**4,517**	6,029	4,236
Earnings	**3,059**	4,154	2,859
Earnings per share (pence)	**50.4p**	68.5p	46.7p

Interest	2001	2000	1999
Net interest payable	**88**	182	162
Interest cover	**52 times**	34 times	27 times

Interest cover is calculated as total profit before interest divided by net interest payable.

Tax rate	2001	2000	1999
Business performance	**26.7%**	27.3%	28.2%
Total results	**29.4%**	28.2%	28.8%

Borrowings	2001	2000	1999
Net debt	**2,101**	611	2,357
Gearing ratio	**20%**	6%	26%

The gearing ratio is calculated as net debt as a percentage of shareholders' funds, net debt and minority interests.

2001 Year

World economy

2001 was characterised by a sharp deterioration in the global economic outlook. While some sort of downturn ("soft-landing") was unequivocally emerging during the second part of 2000, the real magnitude of the slowdown only became apparent on moving into 2001. Many factors contributed to this: a significant over-investment in 1999 – 2000, especially in technology; a significant impact from energy costs, due to higher oil prices, which tempered consumer demand; the weakness of Japan's economy; and last but not least, the tragic events in the USA in September which left the economy in a world of uncertainty.

The USA and Asia were the regions most affected by the downturn, with US GDP growth decelerating swiftly from 4.1 per cent in 2000 to 1.0 per cent in 2001, due to strong exposure to technology, and excess capacity. The Euro-area, which at the beginning of the year seemed to be able to weather the slowdown much better than other economies, also started to decelerate significantly, particularly in Germany. Japan continued to be the laggard, trapped by deflation, bad credit problems, and soaring public debt. During the year, emerging markets were hit by the turmoil in Turkey and Argentina, but contagion effects have been relatively limited so far, compared with previous crises.

Against this background, economic policy response has been remarkable. The US Federal Reserve acted swiftly at the beginning of the year, with a half per cent interest rate cut, followed by a very aggressive stance thereafter, for an overall easing of 4.75 per cent in 2001. The European Central Bank reduced its rates by 1.5 per cent in 2001. In Japan, although the Bank of Japan moved to a quantitative easing, monetary policy continued to be generally ineffective, due to the problem of non-performing loans affecting the banking system. These differences in monetary policy reflected the different degree of slowdown – deepest in the USA, shallower in Europe – but also the developments in the currency markets, where the US dollar reached the highest level in the past 15 years.

The events in September hit the global economy hard, when it was already heading towards recession, creating further disruption. Specific sectors, particularly transport and insurance, were severely hit. Confidence collapsed around the world and global trade continued to decline. However in the last few months of the year, business and consumer confidence were stabilising towards the pre-September levels, boding well for a recovery in 2002.

With the significant injection of liquidity at global level, fiscal policy remaining stimulatory, and the inventory cycle turning strongly favourable, the global economy seems to be set for a rebound in 2002. But there are doubts about the pace of recovery. Due to rising unemployment, the still high degree of leverage both at corporate and consumer levels, and the overhang of global spare capacity, real GDP growth in 2002 is still only likely to be moderate.

Pharmaceutical markets generally showed consistent growth throughout the year but prices remained under pressure with legislators and regulators in several of the world's largest and wealthiest economies introducing, or proposing, legislative measures to cut prices and/or slow the rate of growth of spending on medicines.

World market – pharmaceuticals

Global pharmaceutical sales increased by 12 per cent in 2001 to £247 billion, the same rate of growth as in 2000.

World market by geographic region	Value £bn	% of total	Growth %
USA	110	45	17
Europe	61	25	10
Germany	12	5	9
France	12	5	9
Italy	8	3	13
UK	8	3	9
Japan	32	13	4
Latin America	15	6	1
Asia Pacific	17	7	15
Middle East, Africa	7	2	2
Canada	5	2	16
Total	247	100	12

The US market remained buoyant and now represents 45 per cent of the global prescription pharmaceutical market compared to 31 per cent a decade ago.

GlaxoSmithKline holds second position in the world pharmaceutical market with a market share of 7.04 per cent (excluding products divested as a result of the merger), behind Pfizer with a market share of 7.11 per cent.

GlaxoSmithKline has eight products in the world's Top 50 products; these are *Avandia, Augmentin, Flixotide, Imigran, Serevent, Seroxat/Paxil, Wellbutrin* and *Zofran.*

World market – top five therapeutic classes	Value £bn	% of total	Growth %
Cardiovascular	43	18	10
Central nervous system	38	15	16
Alimentary tract and metabolic	34	14	10
Anti-infectives (bacterial, viral and fungal) excluding vaccines	28	11	6
Respiratory	19	8	14

(Note: Data based on 12 months to 30th September 2001.)

Exchange


£/Euro – £/US$ – £/JPY ..
Jun 96 = 100
150
100
Jun 96 Dec 96 Jun 97 Dec 97 Jun 98 Dec 98 Jun 99 Dec 99 Jun 00 Dec 00 Jun 01 Dec 01

On average during 2001 sterling exchange rates were weaker against the US dollar and the Euro and stronger against the Yen compared with 2000. In aggregate, currency movements in 2001 compared with 2000 had a net favourable effect on sterling results of two per cent in respect of sales and five per cent in respect of business performance earnings per share.

Pharmaceutical sales

Total pharmaceutical sales in 2001 were £17,205 million compared to £15,429 million in 2000, an increase of nine per cent. On a like for like basis, if sales of products divested in 2000 as part of the regulatory approval for the merger of Glaxo Wellcome and SmithKline Beecham are excluded, sales grew 12 per cent from £14,982 million in 2000. Approximately one per cent of this overall growth came from price increases.

Within GlaxoSmithKline's existing portfolio, sales of new products, those launched in a major market within the last five years, accounted for 22 per cent of total sales and grew by 48 per cent to £3,709 million. Sales of the more established, franchise products amounted to £9,481 million representing 55 per cent of total sales and growth of 11 per cent compared to last year. Although older products, now less actively promoted, at £4,015 million account for 23 per cent of total sales, sales of these products declined by seven per cent.

Pharmaceutical sales growth in the fourth quarter of 2001 was 12 per cent to £4,719 million, with sales in the USA contributing £2,466 million; a growth of 15 per cent. Although US wholesaler buying patterns distorted some product sales, total reported sales growth was in line with underlying demand as indicated by prescription data. In Europe sales improved five per cent to £1,228 million, and in the Rest of the World sales improved 13 per cent to £1,025 million.

Pharmaceutical sales by therapeutic area

Central nervous system

This major therapeutic area in GlaxoSmithKline's portfolio recorded a sales growth of 16 per cent. *Seroxat/Paxil* and *Wellbutrin* drove sales growth in the anti-depressant sector up 20 per cent. In April 2001 *Paxil* was approved by the US Food and Drug Administration (FDA) for the treatment of generalised anxiety disorder (GAD) and in December for the treatment of post-traumatic stress disorder (PTSD). *Seroxat/Paxil* is now approved in 28 countries for the treatment of GAD and in 20 countries for the treatment of PTSD. *Wellbutrin* sales were driven by US sales growth of 37 per cent, as a result of increased awareness amongst physicians of its efficacy and favourable side effect profile in non-anxious depressed patients.

In the migraine sector the successful launch in Japan of *Imigran Tablets 50*, where this treatment had previously been available only as an injection, helped *Imigran/Imitrex* sales grow by four per cent. *Lamictal* for the treatment of epilepsy grew strongly as did sales of *Requip* for Parkinson's disease. *Zyban* the smoking cessation product was launched in France.

Respiratory

The successful launch of the asthma treatment *Seretide/Advair* in the USA and in a number of further countries in Europe and the Rest of the World helped boost sales growth. This product, a combination of *Flixotide/Flovent* and *Serevent,* is now available in 36 countries. Worldwide sales of *Seretide/Advair* exceeded $1 billion in 2001. In the USA three million prescriptions were written in the nine months following its launch in April 2001. The speed at which patients have adopted *Seretide/Advair* in the USA makes it one of the most successful pharmaceutical product launches ever. *Seretide/Advair* is GlaxoSmithKline's largest product in Europe with sales of £441 million in 2001.

An application for the EU registration of *Seretide* for the treatment of chronic obstructive pulmonary disease (COPD) was submitted in September. In January 2002, an FDA Advisory Committee recommended approval of *Advair* and *Flovent* for the treatment of COPD associated with bronchitis. *Flixotide* and *Serevent,* as individual agents, are already approved in several countries for the treatment of COPD.

As expected, sales of *Flixotide/Flovent* and *Serevent* declined in various markets due to the increased momentum of *Seretide/Advair*. Sales of *Flixonase/Flonase*, used in the treatment of perennial rhinitis, grew strongly.

The older respiratory products *Ventolin* and *Becotide* continued to decline as patients converted to newer products.

Anti-bacterials

Although overall sales in anti-bacterials showed little growth, the broad-spectrum antibiotic, *Augmentin,* is still one of the highest selling products in the Group's portfolio and achieved 13 per cent growth worldwide. *Augmentin ES-600* (extra strength) was launched in the USA in October for the treatment of children with recurrent or persistent middle ear infections. A submission for FDA approval of *Augmentin XR* (extended release) has been submitted but extra data and other information has been requested by the FDA.

Overall, sales of the older products, *Zinnat/Ceftin*, *Fortum* and *Amoxil* continued to decline, although sales of *Zinnat/Ceftin* grew in Central and Eastern Europe by 13 per cent.

Anti-virals

GlaxoSmithKline continues to expand its leadership in HIV/AIDS with a current global market share of 40 per cent.

Trizivir, GlaxoSmithKline's new triple combination medicine for HIV/AIDS available in one tablet, was the key driver of growth in the HIV/AIDS franchise. It was launched in a number of key markets during the year including much of Europe, the USA and Canada.

Sales of *Combivir*, which is a combination of *Epivir* and *Retrovir,* grew five per cent. The major growth markets were Japan, Asia Pacific, Middle East, Latin America and Africa.

Sales of *Ziagen* increased five per cent. Approval was received for a paediatric indication in October for use in the EU. *Ziagen* is approved already in more than 45 countries worldwide for the treatment of HIV/AIDS in adults.

Sales of *Zeffix*, for hepatitis B, grew in all market regions. In the USA, *Zeffix*, where it is marketed under the name *Epivir-HBV*, was approved for the treatment of children over two years old in August.

The performance of the herpes treatments *Valtrex* and *Zovirax* produced a combined sales growth of five per cent. In the USA *Valtrex* sales were helped by a DTC advertising campaign and the approval in the USA of a shorter, three-day, course of therapy for recurrent genital herpes. The decline of *Zovirax* in some regions of the world results from both a transfer to the newer *Valtrex* product and generic competition.

Pharmaceutical sales by therapeutic area 2001

Therapeutic area/ major products	% of total	0 500 1,000 1,500 2000 2,500 3,000 3,500 4,000 4,500	Total 2001 £m	Total 2000 £m	Total % CER* growth	USA 2001 £m	USA % CER growth	Europe 2001 £m	Europe % CER growth	RoW 2001 £m	RoW % CER growth
CNS	**23**		**4,007**	**3,279**	**16**	**2,835**	**14**	**779**	**13**	**393**	**34**
Depression			**2,504**	**2,002**	**20**	**1,880**	**20**	**378**	**12**	**246**	**40**
Seroxat/Paxil			1,857	1,550	16	1,252	13	378	12	227	41
Wellbutrin			647	452	37	628	37	–	–	19	27
Migraine			**849**	**782**	**5**	**630**	**2**	**165**	**8**	**54**	**33**
Imigran/Imitrex			758	705	4	575	1	136	7	47	34
Naramig/Amerge			91	77	15	55	15	29	12	7	25
Lamictal			355	289	20	179	23	139	18	37	12
Requip			75	58	25	36	31	36	19	3	35
Zyban			129	115	11	54	(14)	42	20	33	67
Respiratory	**21**		**3,537**	**2,789**	**24**	**1,646**	**40**	**1,276**	**13**	**615**	**16**
Flixotide/Flovent, Serevent, Seretide/Advair			**2,410**	**1,710**	**38**	**1,179**	**52**	**929**	**24**	**302**	**38**
Flixotide/Flovent			915	880	2	470	9	263	(15)	182	18
Serevent			645	622	1	381	10	225	(13)	39	4
Seretide/Advair			850	208	>100	328	>100	441	>100	81	>100
Flixonase/Flonase			504	408	20	374	21	54	19	76	13
Ventolin			306	343	(9)	29	(10)	134	(11)	143	(8)
Becotide			161	205	(22)	–	–	122	(20)	39	(20)
Anti-bacterials	**15**		**2,604**	**2,472**	**3**	**1,304**	**10**	**702**	**(1)**	**598**	**(4)**
Augmentin			1,421	1,219	13	912	21	322	(2)	187	6
Zinnat/Ceftin			409	430	(7)	180	(17)	123	6	106	(3)
Fortum			209	213	(2)	41	(1)	92	3	76	(7)
Amoxil			149	199	(26)	31	(44)	50	(20)	68	(20)
Anti-virals	**12**		**2,128**	**1,899**	**10**	**1,071**	**11**	**589**	**9**	**468**	**8**
HIV			**1,347**	**1,145**	**14**	**794**	**11**	**405**	**16**	**148**	**31**
Trizivir			167	7	>100	115	>100	49	>100	3	>100
Combivir			606	562	5	358	(1)	182	4	66	50
Epivir			302	309	(5)	161	(6)	95	(7)	46	4
Retrovir			55	61	(11)	24	(9)	20	(13)	11	(13)
Ziagen			167	154	5	98	(7)	51	15	18	66
Agenerase			50	52	(7)	38	(21)	8	76	4	>100
Herpes			**646**	**616**	**5**	**255**	**29**	**157**	**(5)**	**234**	**(7)**
Valtrex			350	242	42	212	38	69	18	69	99
Zovirax			296	374	(19)	43	(1)	88	(17)	165	(24)
Zeffix			103	70	49	7	29	12	60	84	50
Metabolic and gastro-intestinal	**9**		**1,480**	**1,232**	**10**	**730**	**17**	**299**	**(3)**	**451**	**9**
Avandia			707	462	46	623	37	32	>100	52	>100
Zantac			505	575	(11)	106	(16)	162	(15)	237	(5)
Vaccines	**6**		**948**	**842**	**10**	**261**	**20**	**396**	**–**	**291**	**19**
Hepatitis			445	462	(6)	187	9	183	(14)	75	(15)
Infanrix			238	171	36	72	97	116	16	50	32
Oncology and emesis	**5**		**838**	**710**	**14**	**611**	**17**	**142**	**8**	**85**	**9**
Zofran			601	491	19	428	21	108	14	65	14
Hycamtin			90	95	(9)	60	(11)	23	(5)	7	(4)
Cardiovascular	**3**		**591**	**463**	**23**	**385**	**30**	**135**	**20**	**71**	**(2)**
Coreg			251	148	56	242	56	–	–	9	66
Arthritis *(Relafen)*	**1**		**156**	**249**	**(29)**	**134**	**(28)**	**10**	**(45)**	**12**	**(22)**
Other	**5**		**916**	**1,047**	**(4)**	**60**	**(62)**	**233**	**(2)**	**623**	**11**
Total sales continuing business	**100**		**17,205**	**14,982**	**12**	**9,037**	**16**	**4,561**	**7**	**3,607**	**10**
Divested products			–	**447**	–	–	–	–	–	–	–
Total pharmaceutical sales	**100**		**17,205**	**15,429**	**9**	**9,037**		**4,561**		**3,607**	

*CER represents sales growth at constant exchange rates. Sterling growth can be calculated from the figures given above. An analysis of sales by quarter is given in the Financial record (pages 134 to 137).

Metabolic and gastro-intestinal

Avandia, a glitazone for the treatment of type 2 diabetes, was the key driver of growth in the metabolic and gastro-intestinal therapy area. In the USA *Avandia* sales benefited from increased acceptance of this revolutionary class of drugs to record growth of 37 per cent. *Avandia*, launched in China and Italy in 2001, is currently approved in over 70 countries and was filed for marketing approval in Japan in December.

Sales of *Zantac* have continued their decline in the face of generic competition.

Vaccines

Infanrix, GlaxoSmithKline's combination vaccine for diphtheria, tetanus, and pertussis (whooping cough) drove total vaccines sales growth of 10 per cent. This together with strong growth by *Priorix*, *Tritanrix* and *Typherix* more than offset a decline in the hepatitis portfolio of *Twinrix*, *Havrix* and *Engerix-B*. Subsequent to the year end GlaxoSmithKline announced the discontinuation of *LYMErix* in the USA as a result of poor demand for the product.

Oncology and emesis

The continued sales growth of *Zofran*, used for management of nausea and vomiting associated with chemotherapy and radiotherapy cancer treatment, benefited the oncology and emesis therapy area which grew by 14 per cent overall. Sales of *Hycamtin*, approved for the treatment of recurrent ovarian cancer, declined by 9 per cent, principally as a result of adverse wholesaler buying patterns in the USA.

Cardiovascular

Sales of *Coreg* grew 56 per cent. In November the FDA gave it approval for the treatment of severe heart failure. *Coreg* is the only beta-blocking agent indicated to increase survival in mild, moderate, and severe heart failure patients. GlaxoSmithKline has exclusive rights to market *Coreg* in the USA.

Other therapeutic areas

Sales of *Relafen* for arthritis fell reflecting generic competition in the USA.

Regional analysis

Pharmaceutical sales by geographic area 2001

Region/ major markets	% of total	0 — 3,000 — 6,000 — 9,000	2001 £m	2000 £m	% CER* growth
USA	**53**		**9,037**	**7,464**	**16**
Europe	**26**		**4,561**	**4,225**	**7**
France	5		823	756	10
UK	5		791	772	5
Italy	4		627	553	11
Germany	3		519	502	5
Spain	2		440	408	8
Central & Eastern Europe	2		350	277	20
Other Europe	5		1,011	957	–
Rest of World	**21**		**3,607**	**3,293**	**10**
Asia Pacific	7		1,119	1,033	9
Japan	4		741	702	13
Latin America	5		790	680	8
Middle East, Africa	3		539	504	11
Canada	2		418	374	13
	100		**17,205**	**14,982**	**12**

*CER represents sales growth at constant exchange rates. Sterling growth can be calculated from the figures given above. An analysis of sales by quarter is given in the Financial record (pages 134 to 137). The sales are presented on a retained product basis and exclude divested products. Sales by market within Europe are adjusted for the effects of parallel trade.

USA

The Group earned 53 per cent of total pharmaceutical revenue in the USA in the year, recording a growth of 16 per cent. *Advair/Seretide* launched in mid-April 2001 achieved sales of £328 million. Although this launch slowed sales growth of its constituent products, *Flixotide/Flovent* and *Serevent*, combined sales of these three products amounted to £1,179 million with growth of 52 per cent.

In the CNS therapeutic area *Seroxat/Paxil*, launched for generalised anxiety disorder in April, grew strongly and *Wellbutrin* continued its good growth record. Both of these products benefited from the growing anti-depressant market in the USA. *Lamictal*, indicated for epilepsy, grew 23 per cent.

In the anti-bacterials sector *Augmentin* reflected gains in share of both the adult and paediatric markets. Growth was bolstered by the launch of the ES (extra strength) formulation, which is indicated for the treatment of children with acute otitis media (middle ear infections).

The combination treatment *Trizivir* was launched into the US market in late 2000. Sales in its first full financial year amounted to £115 million helping to produce 11 per cent sales growth in the HIV/AIDS sector of anti-virals. Also in the anti-virals market, *Valtrex* for herpes showed a strong performance.

Europe

Europe region contributed 26 per cent of pharmaceutical sales with the largest market, France, showing strong growth. Good growth was recorded in other major markets including Italy, Spain and Central and Eastern Europe. *Seretide* was a major sales driver in the region although, as in the USA, this affected sales of its constituent products. *Seretide/Advair* is now the largest product in Europe with sales of £441 million.

In the CNS area *Seroxat*, coupled with the launch of *Zyban* in most markets, contributed most of the growth. Launches of *Trizivir* helped produce a 16 per cent growth in the HIV/AIDS sector.

In metabolic and gastro-intestinal, *Zantac* sales continued to decline in the face of increased generic competition. This was partially offset by the performance of *Avandia* with launches in a number of markets including the UK and Germany.

Anti-bacterials declined one per cent reflecting generic competition for *Augmentin* and *Amoxil*. Vaccines showed no growth due to a decline in the hepatitis market in Germany, although sales improved in other European countries principally UK, Spain and Italy.

In the Oncology area most of the growth was attributable to strong sales of *Zofran* in France and Germany offset by a decline in *Hycamtin* sales in most European countries.

Rest of the World

A 10 per cent sales growth in the Rest of the World region reflected strong growth in all major markets in this region.

The market growth in Japan was driven by a number of therapeutic areas. The launch of the tablet form of *Imigran* in August 2001 and *Seroxat* in late 2000 were key drivers. The switch from *Becotide* to the newer product *Flixotide* and from *Zovirax* to the newer *Valtrex* contributed to the sales growth of the newer products but led also to a decline in the older products.

In Canada significant growth was achieved by *Seretide* and *Avandia*, which was launched in March 2001. In other therapeutic areas, *Trizivir* for HIV treatment was launched in November.

Seven per cent of total sales are derived from the Asia Pacific area, principally Australia, where sales growth was 17 per cent. The metered dose inhaler of *Seretide* was launched in this market in May. Sales of *Zyban* grew after its successful launch in late 2000.

Latin America reported eight per cent sales growth reflecting strong growth in Mexico of 16 per cent. This area predominately benefited from the *Seretide/Serevent/Flixotide* market, which grew by 47 per cent. The HIV/AIDS and vaccines markets showed good return but anti-bacterials declined due to generic competition.

The Middle East and Africa area followed the trends of most other markets with growth in the *Seretide*, *Avandia* and HIV/AIDS markets. The vaccines area recorded growth of over 50 per cent and *Zofran,* in the Oncology area, drove growth to 72 per cent.

In sub-Saharan and South Africa, the key drivers of growth were anti-virals and vaccines.

Consumer Healthcare sales

	2001 £m	2000 £m	CER%
OTC medicines	**1,603**	1,454	8
Analgesics	335	267	27
Dermatological	190	128	49
Gastro intestinal	342	318	6
Respiratory tract	164	171	(3)
Smoking control	337	357	(10)
Vitamins & naturals	158	140	10
Oral care	**1,106**	642	71
Nutritional healthcare	**575**	535	7
Total sales continuing business	**3,284**	2,631	23
Divested products	–	19	–
Total Consumer Healthcare sales	**3,284**	2,650	22

The acquisition of the Block Drug Company, Inc. was completed in January 2001 adding £594 million to sales. This purchase added the *Sensodyne* toothpaste brand, a range of denture care brands worldwide and significant additions to its OTC medicines, largely in the USA. The former Block Drug business was integrated into GlaxoSmithKline in 2001.

As a result of this acquisition, GlaxoSmithKline has become the number two company globally in oral care and has added significant extra scale to its business particularly in North America, Japan and Europe.

OTC medicines

Reported sales of OTC medicines grew eight per cent to £1,603 million primarily as a result of the acquisition of Block Drug. Excluding Block Drug, OTC medicines declined two per cent reflecting private label competition for smoking control in the US market and sluggish growth in the global OTC market.

In June, GlaxoSmithKline reached agreement with Taisho to establish a partnership to introduce its nicotine replacement products into Japan.

Significant new product introduction in OTC medicines included *NiQuitin* Lozenge, the most effective OTC product yet launched to help smokers quit; *Eumovate*, a topical steroid – the first GlaxoSmithKline switch from prescription to OTC, and two major new extensions of *Panadol* analgesic – a fast acting formula marketed as '*Actifast*' and a slow release product targeted at persistent pain introduced in Scandinavia as '*Extend*'.

Oral care

The acquisition of Block Drug added a number of significant brands to the Oral care business namely *Sensodyne*, *Polident* and *Poligrip*. Excluding Block Drug, Oral care sales grew three per cent reflecting strong growth in Europe partly offset by strong competitive pressures for *Aquafresh* in the US market.

Nutritional healthcare

The Nutritional healthcare business grew seven per cent reflecting the strong performances of *Lucozade* and *Horlicks*.

Trading profit – business performance

To illustrate GlaxoSmithKline business performance in 2001, the analysis below of trading profit and the subsequent discussion excludes merger items, integration and restructuring costs and the disposals of subsidiaries. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Accordingly this information is provided as a supplement to that contained in the consolidated statement of profit and loss on pages 68 and 69 prepared in accordance with UK GAAP.

	2001		2000		Growth
	£m	%	£m	%	CER%
Sales	**20,489**	100.0	18,079	100.0	11
Cost of sales	**(4,430)**	(21.6)	(3,811)	(21.1)	(15)
Selling, general and administration	**(7,451)**	(36.4)	(6,732)	(37.2)	(8)
Research and development	**(2,555)**	(12.5)	(2,510)	(13.9)	1
Trading profit	**6,053**	29.5	5,026	27.8	16

Cost of sales

Cost of sales increased as a percentage of sales as the loss of the high-margin products divested in December 2000, the inclusion of lower margin Block Drug products and higher stock provisions were only partly offset by the benefits of merger and manufacturing restructuring savings.

Selling, general and administration

Selling, general and administration (SG&A) costs benefited from merger savings, principally in general and administration expenditure, but the inclusion of Block Drug costs distorts the year on year comparison. Excluding estimated Block Drug expenses, growth in SG&A expenses would have been four per cent and SG&A expressed as a percentage of sales would have been 1.3 per cent lower.

Research and development

Research and development expenditure was broadly level with last year as savings from the merger have been made. Expenditure on research and development is planned to increase in the future as merger savings begin to be reinvested in this area.

Trading profit

Business performance trading profit growth was 16 per cent, reflecting improved trading margins. The trading margin improved 1.7 per cent to 29.5 per cent as a result of cost savings from merger integration, partly offset by the divestment of certain high margin products required by regulatory authorities as a condition of the merger.

Profit before taxation – business performance

The analysis and discussion below of profit before taxation relates to business performance.

Other operating income/(expense)	2001 £m	2000 £m
Royalties and other income	**34**	43
Other operating expense	**(126)**	(58)
	(92)	(15)
Income from equity investments	**129**	289
	37	274

Other operating income was significantly lower in 2001 than in 2000 due to lower sales of equity investments, lower product disposals, and higher costs related to product withdrawals.

Profit on disposal of interest in associate

The Group sold 1.5 million shares in Quest Diagnostics, Inc. during the year realising a gain of £96 million. As at 31st December 2001, after a 2 for 1 share split by Quest after the share sale, GlaxoSmithKline held 22.1 million shares.

Share of profits/(losses) of joint ventures and associated undertakings

The share of profits of associates arises principally from the Group's holding in Quest Diagnostics, Inc.

Net interest payable	2001 £m	2000 £m
Interest payable	**(198)**	(317)
Investment income	**129**	158
	(69)	(159)
Share of interest payable of associate	**(19)**	(23)
	(88)	(182)

Net interest payable was lower due to a lower average level of net debt in 2001 than in 2000 and to lower interest rates.

Profit before taxation

Other operating income/(expense), together with the disposal of part of the interest in an associate, added £133 million to profit before taxation in 2001, compared to £418 million in 2000. This reduction in one-time profits was planned to improve the overall quality of the Group's earnings. Taking account of the contribution from associates, comprising share of profit less share of interest, less the Group's own net interest payable, business performance profit before tax was £6,169 million, compared to £5,327 million in 2000, an increase of 12 per cent.

Merger items, restructuring costs and disposal of businesses

The key items in 2001 are discussed below.

Merger

Costs arising from the integration of the Glaxo Wellcome and SmithKline Beecham businesses into a unified GlaxoSmithKline business, referred to as merger integration costs, amounted in 2001 to £1,069 million. The costs primarily include consultancy fees, severance, asset write-offs and share option retention incentives.

Manufacturing and other restructuring

Costs of £147 million were incurred in implementing the previously announced Glaxo Wellcome and SmithKline Beecham plans for restructuring of manufacturing and other activities. A further £15 million was charged in respect of post-merger restructuring activities. The costs in 2001 include consultancy fees, severance and asset write-offs.

Block Drug Company, Inc.

GlaxoSmithKline acquired Block Drug in January 2001. The costs incurred in acquiring and integrating this business were £125 million in 2001 comprising professional fees, severance and asset write offs.

Disposal of businesses

The loss on disposal of businesses in 2001 primarily arose on the sale of Affymax. The charge includes a £299 million write-off of goodwill which was previously eliminated against reserves.

Taxation	2001 £m	2000 £m
Business performance	**(1,647)**	(1,454)
Merger restructuring and disposal of subsidiaries	**320**	(245)
Total taxation	**(1,327)**	(1,699)

Business performance taxation

The charge for taxation on business performance profit amounting to £1,647 million represents an effective tax rate of 26.7 per cent. The tax rate benefits from lower rates of tax applicable to manufacturing operations in Singapore, Puerto Rico and Ireland.

Transfer pricing issues are inevitable for a global business such as GlaxoSmithKline. The integrated nature of the Group's worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to the price at which goods should be transferred between Group companies in different tax jurisdictions can produce conflicting claims from revenue authorities as to the profits that fall to be taxed in individual territories. Resolution of such issues is a continuing fact-of-life for GlaxoSmithKline.

In the USA for a number of years GlaxoSmithKline has had significant open issues relating to transfer pricing. These issues affect all years from 1989 to the present and concern a number of products, although the most significant relates to the success of *Zantac* in respect of which the claims of the US Internal Revenue Service (IRS) substantially exceed the Group's estimation of its taxation liabilities. The IRS claims continue to be the subject of discussions between the US and UK tax authorities under the competent authority provisions of the double tax convention between the two countries. Within these discussions there is a wide variation between the views of the US and UK tax authorities and, exceptionally, they may be unable to settle the dispute. In the event of the UK and US tax authorities not reaching agreement the matter may have to be resolved by litigation.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

Merger and restructuring

The credit for taxation on merger and restructuring items amounting to £320 million reflects the estimated actual tax rate applicable to the transactions in the territories in which they arise.

Earnings	2001	2000
Earnings (£m)	**3,059**	4,154
Earnings per share	**50.4p**	68.5p
Earnings per ADS	**$1.45**	$2.08
Adjusted earnings (£m)	**4,391**	3,697
Adjusted earnings per share	**72.4p**	61.0p
Adjusted earnings per ADS	**$2.09**	$1.85
Weighted average number of shares (millions)	**6,064**	6,065

Adjusted earnings and adjusted earnings per share for GlaxoSmithKline are presented above in order to illustrate business performance which is the primary measure used by management, as discussed earlier.

Adjusted earnings increased by 14 per cent CER. Adjusted earnings per share also increased by 14 per cent CER. The weighted average number of shares, for the purposes of earnings per share, decreased slightly due to purchases of shares by the Employee Share Ownership Trust to satisfy future exercises of share options and shares purchased for cancellation offset by exercise of share options during the year.

Critical accounting policies

The consolidated financial statements are prepared in accordance with UK generally accepted accounting principles, following the accounting policies as approved by the Board and described in Note 2 to the Financial statements. Management are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The following are considered to be the critical accounting policies adopted.

Legal and other disputes

GlaxoSmithKline provides for anticipated settlement costs and associated expenses arising from legal and other disputes against the Group where a reasonable estimate can be made of the likely outcome of the dispute. Where it is not possible to make a reasonable estimate, no provision is made.

Although the outcome of claims, legal proceedings and other matters in which GlaxoSmithKline is involved cannot be predicted with any certainty, the Directors, having taken appropriate legal advice, do not expect the Group's ultimate liability for such matters, after taking into account provisions, tax benefits and insurance, to have a material adverse effect on its financial condition, results of its operations or cash flows.

Intangible assets

Where intangible assets are acquired by GlaxoSmithKline from third parties the costs of acquisition are capitalised. Licences to compounds in development are amortised over their estimated useful lives, but not exceeding 15 years. Estimated useful lives are reviewed annually and impairment reviews are undertaken if events occur which call into question the carrying values of the assets.

Brands acquired with businesses are capitalised independently where they are separable and have a long term value to the Group. Brands are amortised over their estimated useful lives, not exceeding 20 years, except where the end of the useful economic life cannot be foreseen. Where brands are not amortised, they are subject to annual impairment reviews.

Future events could cause the values of these intangible assets to be significantly impaired and this would have an adverse effect on the future results of the Group.

Impairment of fixed assets

The carrying values of fixed assets subject to amortisation are reviewed for impairment when there is an indication that the values of the assets might be impaired. Impairment is determined by the reference to the higher of net realisable value and value in use, which is measured by reference to discounted cash flows.

Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse effect on the future results of the Group.

Cash flow

A summary of Group cash flow is set out below:

	2001 £m	2000 £m
Total operating cash flow	6,507	5,441
Dividends from joint ventures	–	1
Net interest, minority and preference share dividends	(191)	(322)
Tax payments	(1,717)	(1,240)
Free cash flow	4,599	3,880
Net capital expenditure	(1,240)	(1,057)
Net cash from operations	3,359	2,823
Dividends on shares	(2,325)	(2,028)
Business acquisitions	(747)	(25)
Business disposals	66	(62)
Sale less purchase of equity investments	92	227
Sale less purchase of interest in associates	80	153
Purchase of own shares for share options	(795)	(1,232)
Use of own shares on exercise of share options	194	206
Shares issued on exercise of share options	144	185
Purchase of shares for cancellation	(1,274)	–
Redemption of preference shares issued by a subsidiary	(457)	–
Product divestments	(30)	1,529
Other movements including exchange	203	(30)
(Increase)/reduction in net debt	(1,490)	1,746

The net cash inflow from total operating activities was £6,507 million, an increase of £1,066 million over 2000.

After merger and restructuring items of £973 million, net interest payments, minority and preference share dividends and tax payments, free cash flow, representing cash flow before discretionary spending, amounted to £4,599 million, an increase of £719 million over 2000.

Capital expenditure on tangible and intangible fixed assets amounted to £1,311 million in 2001 (2000 – £1,103 million). Disposals realised £71 million (2000 – £46 million).

The Group acquired Block Drug for a cash consideration of £843 million, included within Business acquisitions, and disposed of part of its interest in Quest Diagnostics, Inc. for the sum of £124 million.

A total of £172 million (2000 – £380 million) was realised from sales, less purchases, of investments in equity shares.

On 23rd October 2001 GlaxoSmithKline announced plans to invest up to £4 billion buying its shares on the market. The programme covers purchases by the company's Employee Share Ownership Trusts (ESOTs) relating to share option grants and other share based incentives and also covers purchases by the company of shares for cancellation. Under this programme over £2 billion was spent in 2001.

The Group funded the purchase by the ESOTs of shares of GlaxoSmithKline plc to satisfy future exercises of options and awards under employee share incentive schemes, at a total cost of £795 million (2000 – £1,232 million). A total of £338 million (2000 – £391 million) was received on employees' exercise of share options: exercises satisfied from shares previously purchased by the ESOTs yielded £194 million (2000 – £206 million); exercises satisfied from the issue of new shares yielded £144 million (2000 – £185 million).

Group purchases of its own shares in the market for cancellation amounted to £1,274 million.

Preference shares, classified as non-equity minority interest, amounting to £457 million, were redeemed using existing Group resources in the first quarter of 2001.

The major products divested to obtain regulatory approval for the merger generated proceeds of £1,529 million in December 2000.

In total, net debt increased by nearly £1.5 billion to £2.1 billion.

Future cash flow

The Group expects that future operating cash flow will be sufficient to fund its operating and debt service costs, to satisfy normal levels of capital expenditure, to meet obligations under existing licensing agreements and to meet other routine commitments including tax and dividends subject to the risk factors discussed on pages 56 and 57.

In 2002 and subsequent years the Group expects further cash outflows from integrating the operations of Glaxo Wellcome and SmithKline Beecham into a unified GlaxoSmithKline business, as well as further cash outflows from the continued implementation of manufacturing restructuring plans.

The Group plans to complete the £4 billion share buy-back programme announced in October 2001. The exact amount and timing of such purchases will depend on market conditions, and will be funded from the Group's existing resources. As at 6th March 2002 a further 8,335,000 shares had been purchased and cancelled at a cost of £145 million.

The Group may from time to time have additional demands for finance, such as for acquisitions. The Group has access to other sources of liquidity from banks and other financial institutions, in addition to the cash flow from operations, for such needs.

Financial position

A summarised, re-classified presentation of the Group balance sheet is set out below:

	2001 £m	2000 £m
Goodwill	174	170
Intangible fixed assets	1,673	966
Tangible fixed assets	6,845	6,642
Investments	477	388
Working capital	4,958	4,801
Other debtors and creditors	(2,708)	(1,617)
Provisions	(1,810)	(1,657)
Taxation	(1,672)	(2,101)
Deferred taxation	871	889
Net operating assets	8,808	8,481
Own shares	2,936	2,327
Dividends proposed	(1,264)	(1,242)
Net debt	(2,101)	(611)
Net assets	8,379	8,955
Shareholders' funds	7,517	7,711
Minority interests	862	1,244
Financing of net assets	8,379	8,955

The book value of net assets decreased from £8,955 million at 31st December 2000 to £8,379 million at 31st December 2001, a decrease of £576 million. This reflects the redemption of £457 million of the non-equity minority interest, the purchase and cancellation of shares under the share buy-back programme and the effect on net assets of exchange rate movements, partly offset by retained profits of £703 million, after providing for the 2001 dividends.

Intangible fixed assets

Intangible fixed assets at 31st December 2001 were £1,673 million (31st December 2000 – £966 million). These included the fair value of brands acquired of £608 million on the acquisition of Block Drug. The remaining increase in intangible assets reflects acquisition of licences, patents, know-how and marketing rights partially offset by amortisation expense and impairment losses.

Investments

GlaxoSmithKline had investments at 31st December 2001 with a carrying value of £477 million (31st December 2000 – £388 million). The investments are mainly in equity shares where the holding derives directly from the Group's business: either arising from a business divestment, or in connection with a research collaboration, or as access to biotechnology developments of potential interest to GlaxoSmithKline. Equity investments are included as current assets when regarded as available for sale. Otherwise they are included as fixed assets. The market value of the investments at 31st December 2001 was approximately £1.8 billion (31st December 2000 – £2.2 billion), but the market values can be volatile.

Own shares

At 31st December 2001 the ESOTs held 187.4 million shares of the company against option commitments under employee share incentive plans at that date over 342.5 million shares, of which 150.7 million were exercisable.

Other debtors and creditors

The increase in net creditors in the year reflects increased accruals for legal disputes, the in-licensing of technologies and staff compensation.

Provisions

The Group carried provisions of £1,810 million at 31st December 2001 in respect of estimated future liabilities, of which some £1,022 million related to pensions and other post-retirement benefits for employees. Provision has been made for legal and other disputes, indemnified disposal liabilities and the costs of manufacturing restructuring and merger integration to the extent that at the balance sheet date an actual or constructive obligation existed. In the case of merger integration and manufacturing restructuring the majority of the remaining costs are expected to be recognised by the end of 2004.

Net debt

Group net debt at 31st December comprised:

	2001 £m	2000 £m
Cash and liquid investments	**2,131**	3,421
Borrowings – repayable within one year	**(2,124)**	(2,281)
Borrowings – repayable after one year	**(2,108)**	(1,751)
Net debt	**(2,101)**	(611)

Net debt increased in 2001 to £2,101 million primarily due to the purchase of Block Drug for a cash consideration of £843 million, restructuring and merger costs of £973 million and the purchase of shares by the company for cancellation and by the ESOTs for share option commitments, totalling £2,069 million.

Shareholders' funds

A summary of the movements in equity shareholders' funds is set out below.

	2001 £m	2000 £m
At beginning of year	**7,711**	5,464
Profit for the year	**3,059**	4,154
Dividends	**(2,356)**	(2,097)
Shares issued on exercise of share options	**144**	185
Shares issued and cancelled	**(1,274)**	–
Exchange movements on overseas net assets	**(123)**	3
Goodwill written back	**356**	2
At end of year	**7,517**	7,711

Equity shareholders' funds decreased from £7,711 million at 31st December 2000 to £7,517 million at 31st December 2001. This is primarily due to retained profits, shares purchased for cancellation and the write back from reserves of goodwill.

Commitments and contingent liabilities

Financial commitments are summarised in Note 26 to the Financial statements, 'Commitments'. Other contingent liabilities and obligations in respect of short and long term debt are set out in Note 24, 'Contingent liabilities' and Note 25, 'Net debt'.

Payment policies

Group companies are responsible for monitoring and managing their working capital. The terms of sales collections and supplier payments will reflect local commercial practice.

In the UK, the company and each of its UK subsidiaries operate procedures to ensure that suppliers are paid on time. In particular, the UK companies seek:

- to settle terms of payment with suppliers when agreeing the terms of the transaction
- to ensure that suppliers are made aware of the agreed terms of payment
- to abide by the terms of payment.

The procedures include arrangements for accelerated payment of small suppliers.

Payment performance

At 31st December 2001, the average number of days' purchases represented by trade and fixed asset creditors of the company was nil days (2000 – nil days) and in respect of the company and its UK subsidiaries in aggregate was 24 days (2000 – 22 days). The company has seen a deterioration in payment performance as a result of the integration of systems during 2001, but expects this to improve in 2002.

Treasury policies

GlaxoSmithKline plc is a UK-based business, reporting in sterling and paying dividends out of sterling profits.

The role of Corporate Treasury in GlaxoSmithKline is to manage and monitor the Group's external and internal funding requirements and financial risks in support of Group corporate objectives. Treasury activities are governed by policies and procedures approved by the Board and monitored by a Treasury Management group. GlaxoSmithKline maintains treasury control systems and procedures to monitor foreign exchange, interest rate, liquidity, credit and other financial risks.

Liquidity

The Group operates globally, primarily through subsidiary companies established in the markets in which the Group trades. Due to the nature of the Group's business, with patent protection on many of the products in the Group's portfolio, the Group's products compete largely on product efficacy rather than on price. Selling margins are sufficient to cover normal operating costs and the Group's operating subsidiaries are substantially cash generative.

Operating cash flow is used to fund investment in the research and development of new products as well as routine outflows of capital expenditure, tax, dividends and repayment of maturing debt. The Group will from time to time have additional demands for finance, such as for share purchases and acquisitions.

In December 2001, a £1 billion fixed rate 32 year bond was issued under a new £5 billion European Medium Term programme. In addition, a US$10 billion Commercial Paper programme was signed in December 2001. These programmes replace the pre-merger funding programmes and give flexibility to the Group's funding options.

GlaxoSmithKline operates at low levels of net debt. In addition to the strong positive cash flow from normal trading activities, additional liquidity is readily available via the US$ Commercial Paper programme backed by committed lines of credit.

Treasury operations

The objective of treasury activity is to manage the post-tax net cost/income of financial operations to the benefit of Group earnings. Corporate Treasury does not operate as a profit centre.

GlaxoSmithKline uses a variety of financial instruments, including derivatives, to finance its operations and to manage market risks from those operations.

Financial instruments comprise cash and liquid resources, borrowings and spot foreign exchange contracts.

GlaxoSmithKline uses a number of derivative financial instruments to manage the market risks from Treasury operations. Derivative instruments, principally comprising forward foreign currency contracts, interest rate and currency swaps, are used by Corporate Treasury to swap borrowings and liquid assets into the currencies required for Group purposes and to manage exposure to market risks from changes in foreign exchange rates and interest rates.

GlaxoSmithKline balances the use of borrowings and liquid assets having regard to: the cash flow from operating activities and the currencies in which it is earned; the tax cost of intra-group distributions; the currencies in which business assets are denominated; and the post-tax cost of borrowings compared to the post-tax return on liquid assets.

Liquid assets surplus to the immediate operating requirements of Group companies are invested and managed centrally by Corporate Treasury. Requirements of Group companies for operating finance are met whenever possible from central resources.

External borrowings, mainly managed centrally by Corporate Treasury, comprise a portfolio of long and medium-term instruments and short-term finance.

GlaxoSmithKline does not hold or issue derivative financial instruments for trading purposes and the Group's Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Funding, maturity and counterparty risk

The Group invests centrally managed liquid assets primarily in Government bonds and short-term corporate debt instruments with a minimum short-term credit rating of A-1/P-1 from Standard and Poor's and Moody's respectively.

The Group manages its net borrowing requirement through a portfolio of long and medium-term borrowings, including bonds, together with short-term finance under the US$ commercial paper programme. The Group's medium-term borrowings mature at dates between 2002 and 2006 and the long-dated sterling bond matures in 2033.

GlaxoSmithKline's long-term debt rating is AA from Standard and Poor's and Aa2 from Moody's. The agencies' short-term rating for paper issued under the Group's commercial paper programme is A1+ and P1 respectively.

Interest rate risk management

GlaxoSmithKline's policy on interest rate risk management requires that the amount of net borrowings at fixed rates increases with the ratio of forecast net interest payable to trading profit.

Sensitivity analysis considers the sensitivity of the Group's net debt to hypothetical changes in market rates and assumes that all other variables remain constant. Based on the composition of net debt at 31st December 2001 a one per cent increase or decrease in average interest rates would result in a negligible change in the Group's annual interest expense.

Foreign exchange risk management

In GlaxoSmithKline, foreign currency transaction exposure arising on normal trade flows both in respect of external and intra-Group trade is not hedged. GlaxoSmithKline's policy is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs. For this purpose, intra-Group trading transactions are matched centrally and intra-Group payment terms are managed to reduce risk. Exceptional foreign currency cash flows are hedged selectively under the management of Corporate Treasury.

Based on the composition of net debt at 31st December 2001 a 10 per cent appreciation in sterling against major currencies would result in a reduction in the Group's net debt of approximately £100 million. A 10 per cent weakening in sterling against major currencies would result in an increase in the Group's net debt of approximately £120 million.

A high proportion of Group borrowings, including the commercial paper programme, is in US dollars, to benefit from the liquidity of US$ denominated capital markets. Certain of these and other borrowings are swapped into other currencies as required for Group purposes. The Group seeks to denominate borrowings in the currencies of its principal overseas assets. Borrowings denominated in, or swapped into, foreign currencies which match investments in overseas Group assets are treated as a hedge against the relevant net assets.

Derivative financial instruments and hedging policy

The Group uses a limited number of currency swaps and interest rate swaps to redenominate external borrowings into the currencies and interest rate coupon required for Group purposes. The duration of these swaps matches the duration of the principal instruments.

The Group manages centrally the short-term cash surpluses or borrowing requirements of subsidiary companies and uses forward contracts to hedge future repayments back into originating currency. The contracts are all of less than a year's duration.

Derivative instruments are accounted for as hedges of the relevant assets or liabilities.

Equity risk management

The Group does not use derivative financial instruments to manage equity risk. Equity investments classified as current assets are available for sale and the Group manages disposals to meet overall business requirements as they arise.

Financial assets and liabilities

An analysis of net debt is given in Note 25 to the Financial statements. An analysis of financial assets and liabilities at carrying value and fair value and a reconciliation to net debt are given in Note 32, together with a discussion of derivative financial instruments and quantitative disclosures about market risk in accordance with the requirements of Financial Reporting Standard 13.

Group net debt increased nearly £1.5 billion between 31st December 2000 and 31st December 2001. This was primarily due to the impact of the acquisition of Block Drug, merger and restructuring costs, the Group's purchase of its own shares in the market and the redemption of preference shares, classified as non-equity minority interest. The Group continues to benefit from strong positive cash flow.

The Group's financial assets and liabilities at 31st December 2001 are representative of the treasury policies and strategies of GlaxoSmithKline, applied consistently during the year. There were no significant changes in such policies throughout the year.

ESOT share purchases and shares purchased for cancellation

In 2001 the Group funded market purchases by Employee Share Ownership Trusts of shares in GlaxoSmithKline plc amounting to £795 million (2000 - £1,232 million). The shares are held by the Employee Share Ownership Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the purchases are in respect of options where the rules of the scheme require the company to satisfy exercises through market purchases rather than the issue of new shares.

The purchases represent an opportunity to acquire shares to satisfy future exercises at prices below the exercise price. The purchases are matched to options granted and diminish the dilutive effect of new share issues on shareholders' capital and earnings.

The company obtained shareholder approval, at the 2001 Annual General Meeting, to make market purchases of its own shares. On 23rd October 2001, GlaxoSmithKline announced a share repurchase programme and ESOT share purchase programme of £4 billion. From the announcement date to 31st December, 2001, GlaxoSmithKline purchased 70.6 million shares for cancellation, at a total cost of £1,274 million.

European Monetary Union

GlaxoSmithKline's European companies made preparations for the full introduction of the single currency on 1st January 2002 within the 12 countries in Europe directly affected. These preparations included the conversion of information systems, data and financial processes as well as the training of staff. Local implementation teams were supported by a central co-ordination team. Experience since the introduction of the Euro at the beginning of 2002 has shown that conversions of the information, systems, data and financial processes have been successful.

In the short-term the company does not expect the costs or benefits from the introduction of the Euro to have a material effect on the Group's trading performance.

Outlook

Improving pharmaceutical sales growth of existing products – seven per cent CER in 1999, 11 per cent in 2000 and 12 per cent in 2001 – is a key driver of GlaxoSmithKline's current business performance. In 2002, the company expects to launch *Advair* for COPD, *Infanrix PeNta*, dutasteride and vardenafil.

Merger savings of over £400 million were achieved in 2001 together with manufacturing restructuring savings in excess of £350 million. The Group expects to deliver total annual merger and manufacturing restructuring savings, before R&D reinvestment, of £1.8 billion by 2003. These savings are measured against the projected levels of expenditure in 2003 forecast by Glaxo Wellcome and SmithKline Beecham immediately prior to the merger.

GlaxoSmithKline expects to deliver business performance earnings per share growth in the mid-teens in 2002 and low-teens or better in 2003. This guidance assumes GlaxoSmithKline successfully defends its intellectual property surrounding *Augmentin* and *Paxil* in the USA.

GlaxoSmithKline is engaged in legal proceedings regarding validity and infringement of the Group's patents relating to *Augmentin* and *Paxil/Seroxat*. These are discussed in the risk factors below and in Note 30 to the Financial statements, 'Legal proceedings'.

The Group has net debt of £2.1 billion, which is low relative to its market capitalisation and this positions it to take advantage of any opportunities that might arise to build the business.

There are risks and uncertainties inherent in the business. These are discussed in 'Risk factors' below.

Risk factors

There are risks and uncertainties relevant to the Group's business. The factors listed below are those that the Group thinks could cause the Group's actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect the Group.

The Group operates in highly competitive businesses. In the pharmaceuticals business, it faces competition both from proprietary products of large international manufacturers and producers of generic pharmaceuticals. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group's operating results. Continued consolidation in the pharmaceutical industry could adversely affect the Group's competitive position, while continued consolidation among the Group's customers may increase pricing pressures.

In particular, the Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets. Generic products often enter the market upon expiration of patents or data exclusivity periods for the Group's products. Introduction of generic products typically leads to a dramatic loss of sales and reduces the Group's revenues and margins for its proprietary products. The expiration dates for patents for the Group's major products are set out under 'Description of Business - Patents' on page 22.

Generic drug manufacturers are seeking to market generic versions of a number of the Group's most important products, including *Augmentin*, *Paxil* and *Wellbutrin*, prior to the expiration of the Group's patents, and may do so for other products in the future. These efforts may involve challenges to the validity of a patent or the assertion that the alternative compounds do not infringe the Group's patents. If the Group is not successful in maintaining exclusive rights to market one or more of its major products, particularly in the USA where the Group has its highest margins and most sales of any country, during the patent protection period, the Group's revenues and margins would be adversely affected. See Note 30 to the Financial statements, 'Legal proceedings' for a discussion of patent-related proceedings in which the Group is involved.

In some of the countries in which the Group operates, patent protection may be significantly weaker than in the USA or the European Union. In addition, in an effort to control public health crises, some developing countries, such as South Africa and Brazil, have recently announced plans for substantial reductions in the scope of patent protection for pharmaceutical products. In particular, these countries could facilitate competition within their markets from generic manufacturers who would otherwise be unable to introduce competing products for a number of years. Any loss of patent protection is likely to affect adversely the Group's operating results.

Pharmaceutical product prices are subject to controls or pressures in many markets. Some governments intervene directly in setting prices. In addition, in some markets major purchasers of pharmaceutical products (whether governmental agencies or private health care providers) have the economic power to exert substantial pressure on prices. The Group cannot predict whether existing controls will increase or new controls will be introduced that will reduce the Group's margins or affect adversely its ability to introduce new products profitably.

For example, in the USA, where the Group has its highest margins and most sales of any country, pricing pressures could significantly increase if various proposals under consideration to reform Medicare, or for other federal or state programmes to control the cost of pharmaceuticals, are adopted. If the Medicare programme were to provide outpatient pharmaceutical coverage for its beneficiaries, the US government, through its enormous purchasing power under the programme, could demand discounts that may implicitly create price controls on prescription drugs. Additionally, a number of states have proposed or implemented various schemes to control prices for their own senior citizens' drug programmes, including importation from other countries and bulk purchasing of drugs. The growth in the number of patients covered through large managed care institutions in the USA, which would be likely to increase with Medicare reform, also increases pricing pressures on the Group's products. These trends may adversely affect the Group's revenues and margins from sales in the USA.

The Group must comply with a broad range of regulatory controls on the testing, approval, manufacturing and marketing of many of its pharmaceutical and consumer healthcare products. In some countries, including the USA and those of the European Union, regulatory controls have become increasingly demanding, increasing not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. The Group expects that this trend will continue and will expand to other countries.

Stricter regulatory controls also heighten the risk of withdrawal by regulators of an approval previously granted, which would reduce revenues and can result in product recalls and product liability lawsuits. In addition, in some cases the Group may voluntarily cease marketing a product or face declining sales based on concerns about efficacy or safety, whether or not scientifically justified, even in the absence of regulatory action.

Continued development of commercially viable new products is critical to the Group's ability to replace sales of older products that decline upon expiration of exclusive rights, and to increase overall sales. Developing new products is a costly, lengthy and uncertain process. A new product candidate can fail at any stage of the process, and one or more late-stage product candidates could fail to receive regulatory approval. New product candidates may appear promising in development but, after significant investment, fail to reach the market or have only limited commercial success as a result of efficacy or safety concerns, inability to obtain necessary regulatory approvals, difficulty or excessive costs to manufacture or infringement of patents or other intellectual property rights of others.

The Group is currently a defendant in a number of lawsuits, including class actions, that involve substantial claims for damages and governmental investigations. The lawsuits include product liability claims related to the Group's pharmaceutical products and antitrust actions. A number of these lawsuits and class actions include claims for punitive damages. Unfavourable resolution of these and similar future proceedings may be material to the Group's results of operations and cash flows. The Group may also make material provisions related to legal proceedings, which would reduce its earnings. Recent insurance loss experience, including pharmaceutical product liability exposures, has increased the cost of insurance coverage for the Group. In order to contain insurance costs in 2001 the Group has adjusted its coverage profile, accepting a greater degree of self-insurance. See Note 30 to the Financial statements, 'Legal proceedings' for a discussion of proceedings in which the Group is currently involved.

The environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites. The Group has also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to the Group's use or ownership of such sites. See Note 30 to the Financial statements, 'Legal proceedings' for a discussion of environmental-related proceedings in which the Group is involved.

The Group currently has six products with over £700 million ($1 billion) in annual global sales. Among these products are *Augmentin*, *Paxil/Seroxat* and *Wellbutrin*, in which the Group is currently defending its intellectual property rights in the USA. If these or any of the Group's other major products were to become subject to a problem such as loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competitive products, or if a new, more effective treatment should be introduced, the impact on the Group's revenues and operating results could be significant.

The Group conducts a substantial portion of its operations outside the United Kingdom. Fluctuations in exchange rates between the sterling and other currencies, especially the US dollar and the Euro, materially affect the Group's revenues and operating results.

The Group has no control over changes in inflation and interest rates, foreign currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Group operates. These factors could materially affect the Group's future results of operations.

The effective tax rate on the Group's earnings benefits from the fact that a portion of its earnings is taxed at more favourable rates in some jurisdictions outside the United Kingdom. Changes in tax laws or in their application with respect to matters, such as transfer pricing (see Note 12 to the Financial statements, 'Taxation'), that relate to the portion of the Group's earnings taxed at more favourable rates could increase the Group's effective tax rate and adversely affect its net earnings.

New or revised accounting standards and rules promulgated from time to time by UK, US or International accounting standard-setting boards could have a material adverse impact on the Group's reported financial results.

In accordance with US SEC disclosure requirements, the following discussion compares results for the year to 31st December 2000 with the results for the year to 31st December 1999

Exchange

On average during 2000 sterling exchange rates were weaker against the US dollar and the Yen and stronger against European currencies than in 1999. In aggregate, currency movements had a net favourable effect on sterling results in 2000 compared to 1999 of three per cent in respect of sales and two per cent in respect of business performance earnings per share.

Pharmaceutical sales

GlaxoSmithKline pharmaceutical sales in 2000 amounted to £15,429 million, compared to £13,618 million in 1999, an increase of ten per cent. Excluding the sales of divested products (products divested in 2000 to fulfil regulatory conditions for approval of the Glaxo Wellcome/SmithKline Beecham merger), sales growth of the continuing business was 11 per cent. The growth was substantially all volume increase, with only a minor net increase from price.

Pharmaceutical sales by therapeutic area

Central nervous system

In the anti-depressant sector sales of £2 billion were achieved, with strong growth of *Seroxat/Paxil* and *Wellbutrin* contributing to growth of 17 per cent. In the important US market, *Paxil* was supported by a successful direct-to-consumer (DTC) campaign and promotional efforts also enabled *Wellbutrin* to increase its market share. Both products benefited from overall growth in the US anti-depressant market.

The migraine portfolio of *Imigran/Imitrex* and *Naramig/Amerge* grew by five per cent. This reflected a return to growth in the USA, which accounted for three quarters of sales, where DTC marketing campaigns and migraine awareness programmes were instrumental in increasing sales. In Europe sales were stable, with strong growth in France offsetting declines in other markets.

Sales of *Lamictal*, the epilepsy treatment, grew strongly worldwide and particularly in the USA where greater market penetration was achieved in an expanding market. *Requip*, for the treatment of Parkinson's disease increased sales by 20 per cent. In the smoking cessation market, *Zyban*'s growth of 54 per cent reflected its rollout into European markets following European Union approval in April 2000. Initial sales were particularly strong in the UK and Germany.

Respiratory

Flixotide/Flovent sales increased by 29 per cent, notably in the USA where DTC promotion and an expanding market led to a 57 per cent increase in sales. In Europe, where the Group's new combination product, *Seretide*, was launched in most markets, sales of *Flixotide* were maintained despite *Seretide*'s success. *Serevent* grew by eight per cent. Again growth was particularly strong in the US market.

Seretide, the new combination of *Flixotide* and *Serevent* generated sales of over £200 million in 2000. Significant new markets in 2000 included Spain, Italy and Australia. In the UK and Germany, where *Seretide* had been available for over a year, it continued to make strong gains in market share.

In total, anti-asthma/COPD sales grew by 16 per cent. This reflected the strong performance of *Flixotide*, *Serevent* and *Seretide*, offset by declining sales of the older asthma products, *Ventolin* and *Becotide*, as patients converted to newer products.

In the rhinitis sector, growth of *Flixonase/Flonase* was similarly offset by decline in the older product, *Beconase*. Overall, the Group's products in this sector grew by 12 per cent, supported by DTC advertising in the USA.

Anti-bacterials

Sales of anti-bacterial products increased by two per cent, with growth in *Augmentin* offset by flat sales of *Zinnat/Ceftin* and *Amoxil* and a decrease in *Fortum*.

With sales reaching £1.2 billion, *Augmentin* continued to perform strongly. In the USA sales grew 13 per cent, with a market share of nearly a quarter. Solid growth was achieved in Latin America and South East Asia. In Europe sales were affected by generic competition.

Zinnat/Ceftin declined by seven per cent in its largest market, the USA, but this was offset by growth in the emerging markets of the Middle East, Africa, Latin America and Asia Pacific.

Anti-virals

Growth in anti-viral sales of 14 per cent reflected strong growth in the HIV franchise, where the Group markets a range of reverse transcriptase inhibitors (RTIs) and a recently launched protease inhibitor, *Agenerase*; steady growth in sales of herpes products, and continued uptake of new products against other viral diseases.

Sales of RTIs increased by 12 per cent. *Combivir* again grew strongly, reflecting conversion of patients from its constituent single products, *Epivir* and *Retrovir*. In aggregate the three products achieved real growth of five per cent.

The Group's two herpes treatments, the newer *Valtrex* and the older *Zovirax*, grew at a combined rate of five per cent. *Valtrex* continued to protect the Group's franchise in this area, with strong increases in all regions and a successful launch in Japan in August.

Zeffix, for chronic hepatitis B, achieved sales of £70 million. First launched in the Asia Pacific area, it performed strongly in the Chinese and South Korean markets.

Relenza, the new influenza treatment, doubled its sales to £32 million and, following launch in Japan in December, is now available in most major markets.

Metabolic and gastro-intestinal

Avandia, GlaxoSmithKline's new treatment for Type 2 diabetes, achieved sales approaching half a billion pounds, the majority in the USA, where it was first launched in 1999. In April 2000 the US FDA approved *Avandia* in combination with a sulphonylurea, having previously approved it both as a monotherapy and in combination with metformin. In August 2000 *Avandia* received a positive recommendation in the UK from the National Institute for Clinical Excellence (NICE).

Zantac continued to decline in the face of competition from generic products and alternative anti-ulcerant treatments. The rate of decline slowed to 11 per cent in 2000. *Zantac*'s largest market is now Japan, where sales remained stable.

Lotronex, a treatment for irritable bowel syndrome, was launched in the USA in March 2000 and generated sales of £36 million before being withdrawn in November 2000 following discussions with the US FDA over the interpretation of data relating to gastro-intestinal side effects. The company disagreed with the FDA's assessment of the safety profile of *Lotronex*, but agreed to withdraw it from the US market and has also withdrawn all other regulatory submissions worldwide.

Pharmaceutical sales by therapeutic area 2000



0 500 1,000 1,500 2,000 2,500 3,000 3,500

Therapeutic area/ major products	% of total	Total 2000 £m	Total 1999 £m	Total % CER* growth	USA 2000 £m	USA % CER growth	Europe 2000 £m	Europe % CER growth	RoW 2000 £m	RoW % CER growth
CNS	**21**	**3,279**	**2,720**	**16**	**2,307**	**15**	**678**	**16**	**294**	**28**
Depression		**2,002**	**1,636**	**17**	**1,495**	**18**	**334**	**11**	**173**	**31**
Seroxat/Paxil		1,550	1,283	17	1,057	18	334	11	159	29
Wellbutrin		452	353	19	438	19	–	–	14	58
Migraine		**782**	**716**	**5**	**588**	**5**	**152**	**–**	**42**	**11**
Imigran/Imitrex		705	653	3	542	4	127	(2)	36	6
Naramig/Amerge		77	63	20	46	20	25	15	6	51
Lamictal		289	223	28	138	34	116	20	35	35
Requip		58	49	20	26	19	30	20	2	26
Zyban		115	72	54	60	1	34	>100	21	23
Respiratory	**18**	**2,789**	**2,382**	**15**	**1,122**	**26**	**1,117**	**9**	**550**	**10**
Flixotide/Flovent		880	666	29	414	57	305	2	161	49
Serevent		622	569	8	330	24	253	(6)	39	14
Seretide		208	48	>100	–	–	179	>100	29	>100
Flixonase/Flonase		408	333	16	294	18	45	10	69	14
Ventolin		343	368	(7)	31	(21)	149	(5)	163	(6)
Becotide		205	277	(25)	4	(82)	152	(12)	49	(40)
Anti-bacterials	**16**	**2,472**	**2,383**	**2**	**1,142**	**7**	**705**	**(4)**	**625**	**1**
Augmentin		1,219	1,110	8	725	13	320	(3)	174	9
Zinnat/Ceftin		430	420	–	204	(7)	113	3	113	10
Fortum		213	232	(9)	40	(17)	88	(1)	85	(14)
Amoxil		199	197	1	52	55	61	(18)	86	–
Anti-virals	**12**	**1,899**	**1,610**	**14**	**917**	**17**	**531**	**13**	**451**	**12**
HIV		**1,145**	**982**	**14**	**686**	**16**	**345**	**18**	**114**	**(9)**
Trizivir		7	–	>100	6	>100	1	>100	–	–
Combivir		562	454	21	345	17	173	38	44	(5)
Epivir		309	325	(7)	164	–	100	(9)	45	(22)
Retrovir		61	86	(30)	25	(22)	23	(35)	13	(33)
Ziagen		154	86	75	100	46	44	>100	10	>100
Agenerase		52	31	60	46	52	4	81	2	>100
Herpes		**616**	**564**	**5**	**188**	**14**	**162**	**1**	**266**	**3**
Valtrex		242	177	32	147	24	58	22	37	>100
Zovirax		374	387	(7)	41	(12)	104	(8)	229	(6)
Zeffix		70	15	>100	5	>100	7	>100	58	>100
Relenza		32	16	97	14	29	6	51	12	>100
Metabolic and gastro-intestinal	**8**	**1,232**	**886**	**33**	**594**	**>100**	**248**	**(13)**	**390**	**3**
Avandia		462	89	>100	433	>100	8	>100	21	>100
Zantac		575	632	(11)	119	(18)	189	(16)	267	(4)
Lotronex		36	–	>100	36	>100	–	–	–	–
Vaccines	**6**	**842**	**776**	**11**	**212**	**(5)**	**390**	**11**	**240**	**29**
Hepatitis		462	480	(3)	168	(4)	210	(3)	84	(2)
Infanrix		171	120	47	35	59	98	34	38	84
Oncology and emesis	**5**	**710**	**613**	**11**	**499**	**12**	**129**	**9**	**82**	**10**
Zofran		491	416	13	338	15	93	12	60	6
Hycamtin		95	92	1	63	(5)	23	6	9	40
Cardiovascular	**3**	**463**	**449**	**–**	**282**	**(8)**	**120**	**19**	**61**	**10**
Coreg		148	125	11	148	17	–	–	–	–
Dermatologicals	**2**	**249**	**254**	**(4)**	**35**	**(20)**	**62**	**(5)**	**152**	**–**
Arthritis *(Relafen)*	**1**	**210**	**275**	**(28)**	**183**	**(30)**	**17**	**(7)**	**10**	**(23)**
Other	**5**	**837**	**842**	**(2)**	**171**	**(6)**	**228**	**(7)**	**438**	**2**
Total sales continuing business	**97**	**14,982**	**13,190**	**11**	**7,464**	**15**	**4,225**	**6**	**3,293**	**9**
Divested products	**3**	**447**	**428**	**(2)**	**241**	**(1)**	**43**	**(5)**	**163**	**(3)**
Famvir		152	132	11	114	20	18	(13)	20	(5)
Kytril		219	222	(7)	123	(14)	25	1	71	2
Other		76	74	(9)	4	(40)	–	–	72	(7)
Total pharmaceutical sales	**100**	**15,429**	**13,618**	**10**	**7,705**	**15**	**4,268**	**6**	**3,456**	**8**

*CER represents sales growth at constant exchange rates. Sterling growth can be calculated from the figures given above.

Vaccines

Vaccines sales reached £842 million, an increase of 11 per cent. In the hepatitis franchise, *Engerix-B* declined eight per cent due to lower sales in the USA, *Havrix*, for hepatitis A, grew slightly and *Twinrix*, a combined hepatitis A and B vaccine in both adult and paediatric strengths, grew five per cent to £95 million.

Infanrix, GlaxoSmithKline's range of combination vaccines for diphtheria, tetanus, and pertussis (whooping cough), grew 47 per cent. In October 2000 the European Commission approved *Infanrix PeNta*, which provides additional protection for hepatitis B and polio and *Infanrix HeXa* which further adds protection against haemophilus influenzae type b disease.

Oncology and emesis

Zofran, for emesis, a well-established product and a leader in its sector, benefited from market growth in the USA, where over two thirds of its sales were generated.

Other therapeutic areas

Cardiovascular sales were stable, with 11 per cent growth in *Coreg* and recent launches of *Pritor* for hypertension in European markets offsetting declines in older products. Future sales should benefit from new data showing *Coreg*'s effectiveness in treating severe heart failure.

The disposal of the anaesthesia franchise in the USA at the end of 1999 contributed to a fall in this therapeutic area of 21 per cent. In October 2000, Glaxo Wellcome's US company also disposed of its portfolio of dermatological products, contributing to the four per cent decline in this sector.

Pharmaceutical sales by geographic area

USA

Sales in the US market, representing half of total Group pharmaceutical sales, grew by 15 per cent.

Avandia, launched in June 1999, achieved sales of £433 million and is the market leader in its class. It benefited from the withdrawal of a competitor product from the market in the first quarter of the year.

Respiratory sales increased by 26 per cent, reflecting in particular increased acceptance of inhaled steroids in the treatment of asthma.

CNS sales increased by 15 per cent. In the growing anti-depressant market, DTC campaigns focussing on social anxiety disorder helped *Paxil* to grow by 18 per cent. In the migraine portfolio growth of five per cent reversed the decline seen in the previous year, reflecting the promotional efforts in 2000 and some overall expansion in the market. *Lamictal*, although a smaller product, contributed significantly to growth as its sales increased by 34 per cent.

In the anti-viral sector, HIV sales grew by 16 per cent, reflecting continuing growth in the established products and uptake of the newer products: *Ziagen*, *Agenerase* and initial sales of *Trizivir* together generated over £150 million in sales. Approval to market *Trizivir* was received in November 2000. In the herpes sector strong sales of *Valtrex* benefited from the convenience of its once-daily dosage form and from its wider usage as a long-term herpes suppression therapy.

Strong growth in sales of *Augmentin* and *Amoxil* offset declines in *Ceftin* and *Fortum*, enabling sales in the anti-bacterial area to outperform market growth. *Augmentin* benefited from increased prescriber awareness of its effectiveness against bacteria resistant to other antibiotics.

There was a minor impact on sales growth from product disposals: the anaesthesia portfolio in 1999 and the dermatological range in October 2000.

Europe

Sales in Europe, representing 28 per cent of the Group's pharmaceutical sales, grew by six per cent.

In France, GlaxoSmithKline's largest market within the region, sales grew strongly, reflecting growth in the HIV portfolio and in the asthma franchise. In the major markets of Italy, Germany and Spain, *Seretide* was a key contributor to growth. The UK market benefited from increased sales of *Seretide* and a successful launch of *Zyban*, but overall sales declined slightly due to generic competition and parallel trade.

The success of *Seretide* contributed to a 10 per cent growth in the asthma/COPD range, while growth in *Lamictal* and launches of *Zyban* contributed to a 16 per cent increase in total CNS sales. Sales of HIV products increased by 18 per cent, a combination of solid growth in the established product range and uptake of the recently launched *Ziagen*. Sales of *Infanrix*, the combination vaccine for children, grew by over a third, with recent approvals for *Infanrix PeNta* and *Infanrix HeXa* offering further potential for growth. In the cardiovascular area, the launch of *Pritor* led to a 19 per cent increase in sales.

Offsetting these strong performances were a decline in sales of *Augmentin*, due to a mild 'flu season and the impact of generic competition in the UK and Germany, and the continuing decline in *Zantac*. *Avandia* was launched in the UK and Germany in late 2000.

Rest of World

Overall growth of eight per cent reflected a mix of double digit growth in Asia Pacific, Middle East and Africa, and Canada, with slower growth in Japan and Latin America.

In Asia Pacific, the markets principally contributing to sales growth were Australia, the area's largest market, with launches of *Seretide* in August and *Zyban* in November, and China, where *Zeffix*, launched in 1999, was the key factor in sales growth of 20 per cent.

In Japan, the Group's second largest market, sales grew by five per cent. Sales of asthma products grew by a quarter, and the launch of *Paxil* in November and *Relenza* in December together added £19 million to sales. This was offset by a decline in sales of antibiotics.

In Latin America, sales growth of two per cent was affected by difficult conditions in Brazil. Excluding Brazil, sales in the region grew by 10 per cent. In Mexico, the Group's largest market in the region, sales grew by 14 per cent, with good performances in most therapeutic areas, particularly in vaccines. In Brazil sales were affected by a government drive to promote generic products and by the impact of HIV contracts in 1999 which were not repeated in 2000.

The Middle East and Africa region grew by 12 per cent, with notable increases in HIV products and in antibiotics.

In Canada sales grew by 10 per cent reflecting strong growth in *Paxil* and recent launches of *Seretide* and *Avandia*. The rest of the asthma/COPD range and *Wellbutrin* also contributed to growth, while *Zyban* declined by 13 per cent.

Consumer Healthcare sales

	2000 £m	1999 £m	CER%
OTC medicines	**1,454**	1,434	(1)
Oral care	**642**	614	6
Nutritional healthcare	**535**	488	9
Total sales continuing business	**2,631**	2,536	3
Divested products	**19**	10	73
Total Consumer Healthcare sales	**2,650**	2,546	3

OTC medicines
Sales growth in vitamins and naturals and in dermatologicals was offset by declines in other categories, notably in smoking control. Gastro-intestinal sales were affected by lower sales of *Tums* in the competitive US market. Analgesics were affected by the voluntary recall of *Panadol* in Australia following a tampering threat.

Smoking control sales declined eight per cent, reflecting competition in the US market following the introduction of private label *Nicotine Replacement Therapy (NRT)* gum and patch. The introduction of two new GlaxoSmithKline smoking control products in the US market, *Clear NicoDerm Patch* and *Nicorette Orange Gum*, prevented further inroads from private label brands. Excluding the USA, smoking control sales grew by 58 per cent.

Oral care
Sales of *Aquafresh* toothpastes and toothbrushes increased by 13 per cent, notably in the USA and in Rest of the World markets. This was offset by declines in other Oral care brands.

Nutritional healthcare
Strong sales growth was achieved across the Nutritional healthcare range. Sales of *Lucozade* benefited from strong growth of *Lucozade Sport* in the UK.

Divested products
Divested products are those products which were sold in 2000 as part of the regulatory approval for the merger.

Trading profit – business performance

To illustrate GlaxoSmithKline business performance in 2000, the analysis below of trading profit and the subsequent discussion excludes merger items, restructuring costs and the costs arising from the disposal of the Healthcare Services businesses in 1999. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Accordingly this information is provided as a supplement to that contained in the consolidated statement of profit and loss on pages 68 and 69 prepared in accordance with UK GAAP. The analysis and discussion focus on the retained businesses of Pharmaceuticals and Consumer Healthcare (the performance of Healthcare Services in 1999 is dealt with separately).

	2000		1999		Growth
	£m	%	£m	%	CER%
Sales	**18,079**	**100.0**	16,164	100.0	9
Cost of sales	**(3,811)**	**(21.1)**	(3,499)	(21.6)	(8)
Selling, general and administration	**(6,732)**	**(37.2)**	(6,002)	(37.2)	(9)
Research and development	**(2,510)**	**(13.9)**	(2,285)	(14.1)	(7)
Trading profit	**5,026**	**27.8**	4,378	27.1	12

Cost of sales
Cost of sales increased less than the increase in sales. In SmithKline Beecham this reflects the benefits of manufacturing rationalisation; changes in product mix, with benefit from newly launched products; and reduced external royalties. In Glaxo Wellcome cost of sales increased as a percentage of sales, reflecting lower production volumes following stockbuild in 1999, with a reduced rate of increase in the second half of the year as manufacturing rationalisation delivered efficiencies and some benefit from exchange.

Selling, general and administration
Selling, general and administration (SG&A) increased in line with sales growth. Higher selling costs, particularly to support product launches of *Avandia*, *Seretide* and *Paxil*, were offset by savings in administration costs.

Research and development
Research and development (R&D) expenditure increased less than the increase in sales. Pharmaceuticals R&D was £2,435 million and Consumer Healthcare R&D was £75 million.

Trading profit
Trading profit increased 12 per cent, more than the increase in sales, reflecting management of SG&A in line with sales growth and lower rates of increase on cost of sales and R&D.

Healthcare Services
The Healthcare Services businesses, divested during 1999, contributed £25m of trading profit up to the date of divestment in 1999.

Profit before taxation – business performance

The analysis and discussion below of profit before taxation relates to business performance.

Other operating income/(expense)	2000 £m	1999 £m
Royalties and other income	**153**	387
Other operating expense	**(63)**	(138)
	90	249
Income from equity investments	**184**	164
	274	413

Net operating income was lower in 2000 than in 1999 due to fewer disposals of older products. Income from equity investments includes further disposals of Affymetrix shares in the second half of the year, reducing the Group's holding to 16 per cent.

Disposal of associates
The Group reduced its investment in Affymetrix Inc in the first half of 2000, realising a gain of £144 million which is accounted as the disposal of an interest in an associate. Subsequently the Group ceased to have significant influence over Affymetrix and at that time ceased to equity account for the investment. Further disposals of shares in Affymetrix were made in the second half of 2000, which are included as investment disposals in other operating income.

Profits/losses of associates and joint ventures
The share of profits of associates arises principally from SmithKline Beecham's holding in Quest Diagnostics, Incorporated, which has been held from August 1999.

Net interest payable	2000 £m	1999 £m
Interest payable	**(317)**	(293)
Investment income	**158**	138
	(159)	(155)
Share of interest payable of associate	**(23)**	(7)
	(182)	(162)

Net interest payable includes the Group's share of the net interest of the associate, Quest Diagnostics, Inc., for the whole of 2000 but only from August in 1999. Apart from the Quest Diagnostics, Inc. interest, interest payable less investment income was broadly stable in 2000 compared to 1999, reflecting a consistent average level of net debt in 2000 and in 1999. The proceeds from the disposal of divested products were received in late December 2000, with only a minor benefit to net interest payable in 2000.

Profit before taxation

Other operating income/(expense), together with the disposal of the interest in an associate, added £418 million to profit before taxation in 2000, compared to £452 million in 1999. Taking account of the contribution from associates, comprising share of profit less share of interest, less the Group's own net interest payable, profit before tax was £5,327 million, compared to £4,708 million in 1999, an increase of 11 per cent.

Merger items, restructuring costs and divested businesses

Merger

The costs of effecting the merger, referred to as 'transaction costs', amounted to £121 million. The costs comprise the expenses and fees in preparing and implementing the Scheme of Arrangement for the merger, including obtaining approvals from shareholders and regulatory authorities and securing the admission of GlaxoSmithKline shares to the Official List of the UK Listing Authority.

Costs incurred in planning for, and arising from, the integration of the Glaxo Wellcome and SmithKline Beecham businesses into a unified GlaxoSmithKline business, referred to as 'integration costs', amounted in 2000 to £400 million. The costs in 2000 include consultancy fees in support of integration planning; severance costs recognised in 2000 arising from the initial stages of the integration appointment process; some initial asset write-offs; costs of £156 million recognised by SmithKline Beecham in respect of the accelerated vesting of share options and share incentive awards as a result of the merger; and costs recognised by Glaxo Wellcome arising from the lapse of performance conditions attaching to share incentive awards as a result of the merger.

In order to obtain regulatory approval for the merger, Glaxo Wellcome and SmithKline Beecham agreed to a number of product divestments. The most significant of these divestments were *Famvir* and *Kytril*, which were sold in December 2000. *Famvir* was sold to Novartis and *Kytril* was sold to Roche. As part of the sale of *Kytril* to Roche, GlaxoSmithKline purchased the exclusive rights to *Coreg* in the USA and Canada.

Manufacturing and other restructuring

Costs of £120 million were incurred by Glaxo Wellcome and £51 million by SmithKline Beecham in implementation of their previously announced plans for restructuring of manufacturing and other activities.

Associate

These costs represent the Group's share of restructuring costs incurred by the associate, Quest Diagnostics, Inc..

Divested businesses

The impact of the disposal of the Healthcare Services businesses in August 1999 was £14 million in 2000 and £9 million net credit in 1999. Restructuring costs incurred by Healthcare Services in 1999 were £30 million.

Taxation	2000 £m	1999 £m
Business performance	**(1,454)**	(1,327)
Merger restructuring and disposal of subsidiaries	**(245)**	109
Total taxation	**(1,699)**	(1,218)

The charge for taxation on business performance profit amounting to £1,454 million represents an effective tax rate of 27.3 per cent. This is consistent with the rate of 27.5 per cent expected by Glaxo Wellcome for 2000 and the rate of 27 per cent expected by SmithKline Beecham.

Earnings	2000 £m	1999 £m
Earnings	**4,154**	2,859
Earnings per Ordinary Share	**68.5p**	46.7p
Earnings per ADR	**$2.08**	$1.51
Adjusted earnings	**3,697**	3,222
Adjusted earnings per Ordinary Share	**61.0p**	52.7p
Adjusted earnings per ADR	**$1.85**	$1.71
Weighted average number of shares (millions)	**6,065**	6,118

Adjusted earnings and adjusted earnings per share are presented above in order to illustrate business performance of GlaxoSmithKline.

Adjusted earnings increased by 13 per cent CER. Adjusted earnings per share increased by 14 per cent CER, reflecting the lower weighted average number of shares. The weighted average number of shares, for the purposes of earnings per share, decreased due to purchases of shares by the Employee Share Ownership Trust to satisfy future exercises of share options.

Profit and loss account	**2001 £m**	2000 £m	1999 £m	1998 £m	1997 £m
Amounts in accordance with UK GAAP					
Business performance – retained businesses					
Sales	**20,489**	18,079	16,164	14,938	14,736
Operating profit	**6,090**	5,300	4,791	4,412	4,471
Profit before taxation	**6,169**	5,327	4,683	4,299	4,242
Earnings/Net income	**4,391**	3,697	3,204	2,891	2,835

Business performance, which is the primary performance measure used by management, is presented after excluding merger items, restructuring costs, disposal of subsidiaries and in 1999 and earlier years exclude the divested Healthcare Services business. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Accordingly this information is provided as a supplement to that contained in the consolidated statement of profit and loss on pages 68 and 69 prepared in accordance with UK GAAP. Total results include these non-recurring items.

Total results					
Sales	**20,489**	18,079	16,796	16,002	15,716
Operating profit	**4,734**	4,729	4,343	4,306	4,520
Profit before taxation	**4,517**	6,029	4,236	3,564	4,210
Earnings/Net income	**3,059**	4,154	2,859	2,435	2,818
Earnings per share	**50.4p**	68.5p	46.7p	39.9p	47.7p
Weighted average number of shares (million)	**6,064**	6,065	6,118	6,100	6,052
Dividends per GlaxoSmithKline share (p):					
GlaxoSmithKline shareholder	**39**				
Glaxo Wellcome shareholder		38.0	37.0	36.0	35.0
SmithKline Beecham shareholder		29.66	26.69	24.02	21.85
Dividends per GlaxoSmithKline ADS ($):					
GlaxoSmithKline shareholder	**1.11**				
Glaxo Wellcome shareholder		1.16	1.20	1.19	1.17
SmithKline Beecham shareholder		0.91	0.86	0.81	0.74

Dividends are expressed in terms of a GlaxoSmithKline share/ADS.

Amounts in accordance with US GAAP					
Total results					
Sales	**20,489**	9,559	8,490	7,983	7,980
Income/(loss) from operations	**590**	(4,456)	1,634	1,816	1,951
Profit/(loss) before tax	**494**	(4,399)	1,584	1,804	1,819
Net (loss)/income	**(143)**	(5,228)	913	1,010	952

Balance sheet	**£m**	£m	£m	£m	£m
Amounts in accordance with UK GAAP					
Total assets	**21,917**	21,590	18,774	18,104	16,514
Net assets	**8,379**	8,955	6,607	5,562	4,570
Equity shareholders' funds	**7,517**	7,711	5,464	4,449	3,468
Amounts in accordance with US GAAP					
Total assets	**61,496**	65,786	13,901	14,035	13,831
Net assets	**40,969**	46,239	7,281	8,073	7,839
Shareholders' equity	**40,107**	44,995	7,230	8,007	7,792

Exchange rates

As a guide to holders of ADRs, the following tables set out, for the periods indicated, information on the exchange rate of US dollars for sterling as reported by the Federal Reserve Bank of New York ('noon buying rate').

Average	1.44	1.51	1.61	1.66	1.64

The average rate for the year is calculated as the average of the noon buying rates on the last day of each month during the year.

	Feb 2002	Jan 2002	Dec 2001	Nov 2001	Oct 2001	Sept 2001
High	1.43	1.45	1.46	1.47	1.48	1.47
Low	1.41	1.41	1.42	1.41	1.42	1.44

The noon buying rate on 6th March 2002 was £1=US$1.42.

This review discusses the results of GlaxoSmithKline plc for the years 2001 and 2000 and the shareholders' equity at 31st December 2001 prepared under US accounting principles.

The combination of Glaxo Wellcome and SmithKline Beecham has been accounted for as a merger under UK GAAP and the financial statements of GlaxoSmithKline have been presented as if the two companies had been combined for all periods presented. Under US GAAP, Glaxo Wellcome was determined to be the accounting acquirer of SmithKline Beecham in a purchase acquisition dated 27th December 2000, and the financial statements of GlaxoSmithKline prior to the merger are therefore those of Glaxo Wellcome only. The net assets of SmithKline Beecham have been incorporated.

Results 2001 and 2000

Summary of results	2001 £m	2000 £m
Sales	**20,489**	9,559
Trading profit	**4,205**	2,348
Operating profit/(loss)	**590**	(4,456)
Profit/(loss) before tax	**494**	(4,399)
Net loss	**(143)**	(5,228)
Basic loss per share (pence)	**(2.4)**	(145.6)

Results are for GlaxoSmithKline in 2001 and Glaxo Wellcome in 2000.

Sales increased primarily due to the acquisition of SmithKline Beecham on 27th December 2000 and Block Drug in January 2001.

Trading profit for 2001 increased primarily as a result of the acquisition of SmithKline Beecham in December 2000 and Block Drug in January 2001. Trading profit is lower on a US GAAP basis than a UK GAAP basis, resulting primarily from a charge under SFAS 123 for stock-based compensation and the amortisation of product rights, purchased in 2001, which have not received regulatory approval.

Operating profit/(loss) also includes a significant difference for the annual charge for amortisation of goodwill and intangible assets arising from Glaxo's acquisition of Wellcome in 1995 and Glaxo Wellcome's acquisition of SmithKline Beecham in 2000. These intangible assets are recognised on the balance sheet and amortised to the profit and loss statement under US GAAP but not for UK GAAP. Additionally in 2000, a one-time charge of £6,324 million was made to write off the in-process research and development acquired on the acquisition of SmithKline Beecham. The effect of these charges is to produce in 2001 a profit before tax of £494 million and, after tax and minority interest, a net loss for the year of £143 million, compared to a loss before tax for 2000 of £4,399 million and, after tax and minority interest, a net loss for 2000 of £5,228 million.

Shareholders' equity at 31st December 2001

Shareholders' equity at 31st December 2001 under UK GAAP in respect of GlaxoSmithKline was £7,517 million.

The acquisition of SmithKline Beecham on 27th December 2000, financed by issuance of common stock at a premium to par, increased shareholders' equity by £43.9 billion. The consideration is represented by some £2.7 billion of assets at book value on a US GAAP basis (£3.8 billion on a UK GAAP basis), £34.9 billion fair value adjustments, principally in respect of intangible assets and goodwill, and a value of £6.3 billion ascribed to in-process research and development which has been written off in the income statement.

Changes in shareholders' equity	2001 £m	2000 £m
At beginning of year	**44,995**	7,230
Net (loss)/income	**(143)**	(5,228)
Shares issued on acquisition	**–**	43,919
Share purchased and cancelled	**(1,274)**	–
Share issues (share options)	**144**	121
Treasury stock	**(501)**	(218)
Dividends	**(2,872)**	(1,334)
Other	**(242)**	505
At end of year	**40,107**	44,995

The book values of GlaxoSmithKline and both Glaxo Wellcome and SmithKline Beecham net assets on a UK GAAP basis are adjusted for the normal UK/US GAAP differences. The principal adjustments are: inclusion of the unamortised goodwill and intangible assets from Glaxo's acquisition of Wellcome and Glaxo Wellcome's acquisition of SmithKline Beecham; dividends on a declared rather than proposed basis, and the treatment of shares held by the employee share ownership trusts as treasury stock rather than investments.

Prospects

GlaxoSmithKline has published expectations of future growth in earnings per share, on a UK GAAP basis, and excluding merger and restructuring items. Refer to 'Outlook' (page 56).

GlaxoSmithKline expects to incur costs, and to deliver expense savings and synergies, from the integration of Glaxo Wellcome and SmithKline Beecham operations in 2002 and beyond. Under UK GAAP these costs will be expensed. Under US GAAP certain of these costs were expensed and others represented an adjustment to the value of the acquired goodwill.

Adoption of SFAS 133 and recent FASB pronouncements

The company adopted SFAS 133, 'Accounting for Derivative Instruments and Hedging Activities' on 1st January 2001. SFAS 133 requires all derivatives to be carried on the balance sheet at fair value. The company has recorded the transition adjustment and movements within the 'Derivative instruments' adjustment.

SFAS 141, 'Business Combinations', requires that all business combinations from 1st July 2001 be accounted for using the purchase method.

SFAS 142, 'Goodwill and Other Intangible Assets' is required to be implemented with effect from 1st January 2002. This standard will result in a reclassification of certain intangible assets to goodwill. In addition goodwill, and intangibles with indefinite useful lives, will no longer be amortised but subject to an annual impairment test. In 2001, amortisation expense for goodwill and intangibles that are considered to have an indefinite life was £1.6 billion.

SFAS 143, 'Accounting for Obligations Associated with the Retirement of Long-Lived Assets', was issued in August 2001 and is required to be implemented with effect from 1st January 2003. The standard requires that the fair value of the obligation associated with the retirement of tangible long-lived assets be capitalised into the asset cost.

In October 2001 the FASB issued SFAS 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets' which is required to be implemented with effect from 1st January 2002. The standard develops one accounting model for long-lived assets including discontinued operations to be disposed of by sale. The company is currently assessing the impact of SFAS 143 and 144.

Financial statements

This section comprises the Directors' statements, the independent auditors' report on the financial statements, the financial statements consisting of the principal financial statements and supporting notes, and additional financial data.

66 Directors' statements of responsibility

67 Independent auditors' report

Financial statements

68 Consolidated statement of profit and loss

68 Consolidated statement of total recognised gains and losses

70 Consolidated statement of cash flow

72 Consolidated balance sheet

72 Reconciliation of movements in equity shareholders' funds

73 Company balance sheet

74 Notes to the financial statements

1. Presentation of financial statements
2. Accounting policies
3. New accounting policies and requirements
4. Exchange rates
5. Merger of Glaxo Wellcome and SmithKline Beecham
6. Segment information
7. Merger items, restructuring costs and divested businesses
8. Other operating income/(expense)
9. Operating profit
10. Joint ventures and associated undertakings
11. Net interest payable
12. Taxation
13. Earnings per share
14. Dividends
15. Goodwill
16. Intangible assets
17. Tangible fixed assets
18. Fixed asset investments
19. Equity investments
20. Stocks
21. Debtors
22. Other creditors
23. Provisions for liabilities and charges
24. Contingent liabilities
25. Net debt
26. Commitments
27. Share capital and share premium account
28. Non-equity minority interest
29. Reserves
30. Legal proceedings
31. Acquisitions and disposals
32. Financial instruments and related disclosures
33. Employee share schemes
34. Directors' remuneration
35. Employee costs
36. Reconciliation to US accounting principles
37. Principal Group companies

130 Principal financial statements in US$

Financial record

132 Quarterly trend

138 Five year record

Directors' statements of responsibility

Directors' statement of responsibility in relation to the financial statements

The Directors are:

- responsible for ensuring the maintenance of proper accounting records, which disclose with reasonable accuracy the financial position of the Group at any time and from which financial statements can be prepared to comply with the Companies Act 1985
- required by law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial period and of the profit or loss for that period
- responsible also for ensuring the operation of systems of internal control and for taking reasonable steps to safeguard the assets of the Group and for preventing and detecting fraud and other irregularities.

The financial statements for the year ended 31st December 2001, comprising principal statements and supporting notes, are set out in Financial statements (pages 68 to 129 of this report).

The Directors confirm that suitable accounting policies have been consistently applied in the preparation of the financial statements, supported by reasonable and prudent judgements and estimates as necessary; applicable accounting standards have been followed, and the financial statements have been prepared on the going concern basis.

The responsibilities of the auditors in relation to the financial statements are set out in the independent auditors' report (page 67 opposite).

The financial statements for the year ended 31st December 2001 are included in the Annual Report 2001, which is published by the company in hard-copy printed form and on the company's web site on the internet. The Directors are responsible for the maintenance and integrity of the Annual Report on the web site in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the web site is available from outside the UK, where comparable legislation may be different.

Directors' remuneration

The Remuneration report (pages 35 to 42 of this report) describes the Board's policy on directors' remuneration that applies in GlaxoSmithKline plc and sets out details of the remuneration earned by the Directors in 2001.

For convenience, the Remuneration report includes other disclosable information relating to Directors and officers and their interests.

Statutory disclosures in respect of the remuneration attributable to Directors of GlaxoSmithKline plc are set out in Note 34 to the Financial statements.

The Remuneration report complies with Section B of the Combined Code.

Going concern basis

After making enquiries, the Directors have a reasonable expectation that the Group and company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Internal control

The Board, through the Audit Committee, has reviewed the assessment of risks and the internal control framework that operates in GlaxoSmithKline plc and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this report and up to the date of its approval by the Board of Directors.

The Combined Code

The Board considers that GlaxoSmithKline plc applies the principles of the Combined Code, as described under Corporate governance (pages 29 to 34), and has complied with the provisions of the Combined Code, with the exception of the provisions relating to:

- the appointment of a senior independent director, where the company's position is described under Board and Executive
- Executive Directors' service contracts, pensionable bonuses and termination commitments, where the company's position is described in the Remuneration report
- the Chairman of the Remuneration & Nominations Committee was unable to attend the Annual General Meeting in 2001 owing to other business commitments.

As required by the Listing Rules of the Financial Services Authority, the auditors have considered the Directors' statement of compliance in relation to those points of the Combined Code which are specified for their review.

Annual Report

The Annual Report for the year ended 31st December 2001, comprising the Report of the Directors, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by

Sir Richard Sykes, Chairman
12th March 2002

Independent Auditors' report

We have audited the consolidated financial statements which comprise the consolidated statement of profit and loss, consolidated statement of total recognised gains and losses, consolidated statement of cash flow, consolidated balance sheet and the related notes, which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also examined the amounts disclosed relating to the emoluments, share options and long-term incentives of the Directors which form part of the Remuneration report.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the consolidated financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the consolidated financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the report of the Directors is not consistent with the consolidated financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. The other information comprises only the report of the Directors, the joint statement by the Chairman and the Chief Executive Officer, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or Group's corporate governance procedures or its risk and control procedures.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.

United Kingdom Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group at 31st December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the United Kingdom Companies Act 1985.

United States Opinion

In our opinion the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31st December 2001 and 2000 and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended 31st December 2001 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in sterling for each of the three years in the period ended 31st December 2001 and the determination of consolidated shareholders' equity also expressed in sterling at 31st December 2001 and 2000 to the extent summarised in Note 36 to the financial statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Southwark Towers
London, England
12th March 2002

Consolidated statement of profit and loss

	Notes	2001 Business performance £m	Merger, restructuring and disposal of subsidiaries £m	Total £m
Turnover (including £594 million relating to acquisitions in 2001)	6	20,489	–	**20,489**
Cost of sales		(4,430)	(303)	**(4,733)**
Gross profit		16,059	(303)	**15,756**
Selling, general and administrative expenditure		(7,451)	(957)	**(8,408)**
Research and development expenditure		(2,555)	(96)	**(2,651)**
Trading profit		6,053	(1,356)	**4,697**
Other operating income/(expense)	8	37	–	**37**
Operating profit (including £131 million relating to acquisitions in 2001)	7,9	6,090	(1,356)	**4,734**
Share of profits/(losses) of joint ventures and associated undertakings	7,9	71	–	**71**
Profit on disposal of interest in associate	31	96	–	**96**
Product divestments	7	–	–	**–**
Merger transaction costs	7	–	–	**–**
Disposal of businesses:				
Loss on disposal	7	–	(296)	**(296)**
Utilisation of provision	7	–	–	**–**
Profit before interest		6,257	(1,652)	**4,605**
Net interest payable	11	(88)	–	**(88)**
Profit on ordinary activities before taxation		6,169	(1,652)	**4,517**
Taxation	7,12	(1,647)	320	**(1,327)**
Profit on ordinary activities after taxation		4,522	(1,332)	**3,190**
Minority interests		(97)	–	**(97)**
Preference share dividends		(34)	–	**(34)**
Earnings (Profit attributable to shareholders)	13	4,391	(1,332)	**3,059**
Earnings per share	13	–		**50.4p**
Adjusted earnings per share	13	72.4p		**–**
Diluted earnings per share	13	–		**50.0p**
Profit attributable to shareholders				**3,059**
Dividends	14			**(2,356)**
Retained profit				**703**

All items dealt with in arriving at business performance operating profit relate to continuing activities. There is no difference between the profit on ordinary activities before taxation and the retained profit stated above and their historical cost equivalents.

Consolidated statement of total recognised gains and losses

	2001 £m
Profit attributable to shareholders	**3,059**
Exchange movements on overseas net assets	**(151)**
UK tax on exchange movements	**–**
Total recognised gains and losses	**2,908**

	2000			1999				
				Business performance				
	Business Performance £m	Merger, restructuring and disposal of subsidiaries £m	Total £m	Retained businesses £m	Divested business £m	Total £m	Restructuring and disposal of subsidiaries £m	Total £m
	18,079	–	18,079	16,164	632	16,796	–	16,796
	(3,811)	(151)	(3,962)	(3,499)	(436)	(3,935)	(399)	(4,334)
	14,268	(151)	14,117	12,665	196	12,861	(399)	12,462
	(6,732)	(404)	(7,136)	(6,002)	(170)	(6,172)	(74)	(6,246)
	(2,510)	(16)	(2,526)	(2,285)	(1)	(2,286)	–	(2,286)
	5,026	(571)	4,455	4,378	25	4,403	(473)	3,930
	274	–	274	413	–	413	–	413
	5,300	(571)	4,729	4,791	25	4,816	(473)	4,343
	65	(8)	57	15	–	15	(8)	7
	144	–	144	39	–	39	–	39
	–	1,416	1,416	–	–	–	–	–
	–	(121)	(121)	–	–	–	–	–
	–	(14)	(14)	–	–	–	(635)	(635)
	–	–	–	–	–	–	644	644
	5,509	702	6,211	4,845	25	4,870	(472)	4,398
	(182)	–	(182)	(162)	–	(162)	–	(162)
	5,327	702	6,029	4,683	25	4,708	(472)	4,236
	(1,454)	(245)	(1,699)	(1,320)	(7)	(1,327)	109	(1,218)
	3,873	457	4,330	3,363	18	3,381	(363)	3,018
	(120)	–	(120)	(110)	–	(110)	–	(110)
	(56)	–	(56)	(49)	–	(49)	–	(49)
	3,697	457	4,154	3,204	18	3,222	(363)	2,859
	–		68.5p			–		46.7p
	61.0p		–			52.7p		–
	–		67.7p			–		46.3p
			4,154					2,859
			(2,097)					(2,005)
			2,057					854

	2000 £m	1999 £m
	4,154	2,859
	(23)	(272)
	16	(44)
	4,147	2,543

Consolidated statement of cash flow

Reconciliation of operating profit to operating cash flows

	Notes	2001 £m	2000 £m	1999 £m
Operating profit		**4,734**	4,729	4,343
Depreciation		**761**	735	650
Impairment and intangible assets written off		**178**	136	172
Amortisation of goodwill and intangible fixed assets		**50**	38	55
Loss on sale of tangible fixed assets		**99**	41	24
Profit on sale of equity investments		**(118)**	(225)	(171)
Decrease/(increase) in stocks		**252**	(16)	(406)
Increase in trade and other debtors		**(77)**	(333)	(271)
Increase in trade and other creditors		**601**	402	155
Increase in pension and other provisions		**144**	70	265
Other		**(93)**	(39)	–
Merger transaction costs paid		**(24)**	(97)	–
Net cash inflow from operating activities		**6,507**	5,441	4,816

Cash flow statement

	Notes	2001 £m	2000 £m	1999 £m
Net cash inflow from operating activities		**6,507**	5,441	4,816
Dividends from joint ventures and associated undertakings		**–**	1	2
Returns on investment and servicing of finance		**(191)**	(322)	(315)
Taxation paid		**(1,717)**	(1,240)	(1,095)
Capital expenditure and financial investment		**(1,779)**	(327)	(2,241)
Acquisitions and disposals	31	**(657)**	66	973
Equity dividends paid		**(2,325)**	(2,028)	(1,833)
Net cash (outflow)/inflow before management of liquid resources and financing		**(162)**	1,591	307
Management of liquid resources		**994**	(223)	(36)
Financing		**(1,444)**	(546)	(175)
(Decrease)/increase in cash in the year		**(612)**	822	96

Reconciliation of net cash flow to movement in net debt

	Notes	2001 £m	2000 £m	1999 £m
Net debt at beginning of year		**(611)**	(2,357)	(2,717)
(Decrease)/increase in cash in the year		**(612)**	822	96
Cash (outflow)/inflow from management of liquid resources		**(994)**	223	36
Net increase in long-term loans		**(861)**	(9)	(114)
Net repayment of short-term loans		**860**	706	456
Net repayment of/(increase in) obligations under finance leases		**2**	(13)	5
Net non-cash funds of subsidiary undertakings acquired		**56**	–	–
Exchange adjustments		**59**	24	(113)
Other non-cash movements		**–**	(7)	(6)
Movement in net debt		**(1,490)**	1,746	360
Net debt at end of year	25	**(2,101)**	(611)	(2,357)

Analysis of cash flows

	2001 £m	2000 £m	1999 £m
Returns on investment and servicing of finance			
Interest received	**134**	157	139
Interest paid	**(196)**	(328)	(291)
Dividends paid to minority shareholders	**(91)**	(95)	(113)
Dividends paid on preference shares	**(38)**	(56)	(50)
	(191)	(322)	(315)
Taxation paid	**(1,717)**	(1,240)	(1,095)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(1,115)**	(1,007)	(1,139)
Sale of tangible fixed assets	**65**	46	116
Purchase of intangible assets	**(196)**	(96)	(106)
Sale of intangible assets	**6**	–	1
Product divestments	**(30)**	1,529	–
Purchase of own shares for employee share options and awards	**(795)**	(1,232)	(1,291)
Proceeds from own shares for employee share options	**194**	206	45
Purchase of equity investments	**(47)**	(62)	(37)
Sale of equity investments	**139**	289	170
	(1,779)	(327)	(2,241)
Acquisitions and disposals (Note 31)			
Purchase of businesses	**(848)**	(25)	(67)
Cash acquired with subsidiary	**45**	–	–
Disposal of businesses	**66**	(62)	1,002
Investment in joint ventures and associated undertakings	**(44)**	(2)	(3)
Disposal of interests in associates	**124**	155	41
	(657)	66	973
Financing			
Issue of Ordinary Share capital	**144**	185	171
Redemption of preference shares issued by a subsidiary	**(457)**	–	–
Ordinary Share capital purchased for cancellation	**(1,274)**	–	–
Other financing cash flows	**144**	(47)	1
Increase in long-term loans	**973**	12	123
Repayment of long-term loans	**(112)**	(3)	(9)
Net repayment of short-term loans	**(860)**	(706)	(456)
Net (repayment of)/increase in obligations under finance leases	**(2)**	13	(5)
	(1,444)	(546)	(175)

Analysis of changes in net debt

	At 31.12.01 £m	Cash flow £m	Acquisitions £m	Exchange £m	Other £m	At 1.1.01 £m
Cash repayable on demand	716	(619)	45	15	–	1,275
Overdrafts	(230)	(38)	–	(1)	–	(191)
	486	(657)	45	14	–	1,084
Debt due within one year:						
Commercial paper	(1,269)	342	–	(12)	–	(1,599)
Other	(625)	518	(99)	14	(567)	(491)
	(1,894)	860	(99)	2	(567)	(2,090)
Debt due after one year:						
Euro Bonds and Medium-Term Notes	(2,059)	(903)	(70)	(9)	567	(1,644)
Other	(49)	44	–	14	–	(107)
	(2,108)	(859)	(70)	5	567	(1,751)
Management of liquid resources:						
Cash balances not repayable on demand	–	(8)	–	–	–	8
Liquid investments	1,415	(986)	225	38	–	2,138
	1,415	(994)	225	38	–	2,146
Net debt	(2,101)	(1,650)	101	59	–	(611)

Consolidated balance sheet

	Notes	**2001 £m**	2000 £m
Goodwill	15	**174**	170
Intangible assets	16	**1,673**	966
Tangible assets	17	**6,845**	6,642
Investments	18	**3,228**	2,544
Fixed assets		**11,920**	10,322
Equity investments	19	**185**	171
Stocks	20	**2,090**	2,277
Debtors	21	**5,591**	5,399
Liquid investments	25	**1,415**	2,138
Cash at bank	25	**716**	1,283
Current assets		**9,997**	11,268
Loans and overdrafts	25	**(2,124)**	(2,281)
Other creditors	22	**(7,306)**	(6,803)
Creditors: amounts due within one year		**(9,430)**	(9,084)
Net current assets		**567**	2,184
Total assets less current liabilities		**12,487**	12,506
Loans	25	**(2,108)**	(1,751)
Other creditors	22	**(190)**	(143)
Creditors: amounts due after one year		**(2,298)**	(1,894)
Provisions for liabilities and charges	23	**(1,810)**	(1,657)
Net assets		**8,379**	8,955
Called up share capital	27	**1,543**	1,556
Share premium account	27	**170**	30
Other reserves	29	**1,866**	1,849
Profit and loss account	29	**3,938**	4,276
Equity shareholders' funds		**7,517**	7,711
Non-equity minority interest	28	**621**	1,039
Equity minority interests		**241**	205
Capital employed		**8,379**	8,955

Approved by the Board
Sir Richard Sykes, Chairman
12th March 2002

Reconciliation of movements in equity shareholders' funds

	Notes	**2001 £m**	2000 £m
Equity shareholders' funds at beginning of year		**7,711**	5,464
Total recognised gains and losses for the year		**2,908**	4,147
Dividends	14	**(2,356)**	(2,097)
Ordinary Shares issued		**144**	185
Ordinary Shares purchased and cancelled		**(1,274)**	–
Exchange movements on goodwill written off to reserves		**28**	10
Goodwill written back	29	**356**	2
Equity shareholders' funds at end of year		**7,517**	7,711

Company balance sheet

	Notes	2001 £m	2000 £m
Shares in subsidiary companies – at cost		**1,574**	1,556
Fixed assets		**1,574**	1,556
Amounts owed by Group undertakings		**2,122**	–
Cash at bank		**–**	30
Current assets		**2,122**	30
Taxation		**(1)**	–
Dividends proposed	14	**(1,264)**	–
Creditors: amounts due within one year		**(1,265)**	–
Net assets		**2,431**	1,586
Called up share capital	27	**1,543**	1,556
Share premium account	27	**170**	30
Other reserves	29	**17**	–
Profit and loss account	29	**701**	–
Equity shareholders' funds		**2,431**	1,586

Approved by the Board
Sir Richard Sykes, Chairman
12th March 2002

Notes to the financial statements

1 Presentation of financial statements

Description of business

GlaxoSmithKline is a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products including vaccines, over-the-counter (OTC) medicines and health-related consumer products. GlaxoSmithKline's principal pharmaceutical products include medicines in the following therapeutic areas: central nervous system disorders, respiratory, anti-bacterials, anti-virals, metabolic and gastro-intestinal, vaccines, oncology and emesis, cardiovascular and arthritis.

Financial period

These accounts cover the financial year from 1st January to 31st December 2001, with comparative figures for the financial years from 1st January to 31st December 2000 and 1st January to 31st December 1999.

Composition of the Group

A list of the subsidiary and associated undertakings which, in the opinion of the Directors, principally affected the amount of profit or the net assets of the Group is given in Principal Group companies, Note 37.

Composition of financial statements

The consolidated financial statements are drawn up in accordance with UK generally accepted accounting principles (UK GAAP) and with UK accounting presentation.

The financial statements comprise:

- Consolidated statement of profit and loss
- Consolidated statement of total recognised gains and losses
- Consolidated statement of cash flow
- Consolidated balance sheet
- Reconciliation of movements in equity shareholders' funds
- Company balance sheet
- Notes to the financial statements.

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the company is not presented.

The consolidated statement of total recognised gains and losses comprises:

- the realised profit attributable to shareholders as reflected in the consolidated profit and loss account
- the unrealised gain or loss in the value of the Group's overseas net assets, less related foreign currency borrowings, attributable to currency movements over the period.

The reconciliation of movements in equity shareholders' funds comprises the items contributing to the increase or decrease over the period in shareholders' funds. Such items include:

- the total recognised gains and losses for the period
- dividends paid and proposed
- the proceeds of shares issued during the period
- the cost of shares purchased for cancellation under the share buy-back programme
- changes to goodwill, arising on acquisitions prior to 1st January 1998, which has been set directly against reserves.

Additional information in accordance with the requirements of US generally accepted accounting principles (US GAAP) is included in the notes to the financial statements. In Note 36 a statement of differences, and a reconciliation of net income and shareholders' equity, between UK and US GAAP are provided, and the principal financial statements are presented in accordance with US GAAP and in a US GAAP format.

Merger of Glaxo Wellcome plc and SmithKline Beecham plc

GlaxoSmithKline plc acquired Glaxo Wellcome plc and SmithKline Beecham plc by way of a scheme of arrangement for the merger of the two companies which became effective on 27th December 2000.

Under UK GAAP the financial statements of GlaxoSmithKline plc are prepared as a merger of Glaxo Wellcome plc and SmithKline Beecham plc. The comparative figures for the years to 31st December 2000 and 31st December 1999 therefore include the results of Glaxo Wellcome plc and SmithKline Beecham plc.

Under US GAAP the financial statements of GlaxoSmithKline plc are prepared as an acquisition of SmithKline Beecham plc by Glaxo Wellcome plc at 27th December 2000. Accordingly the results of SmithKline Beecham for all periods prior to that date are not consolidated.

Presentation of statement of profit and loss

A columnar presentation has been adopted in the statement of profit and loss in order to illustrate underlying business performance as this is the primary measure used by management. For this purpose certain items are identified separately and are excluded from business performance. These comprise: merger and integration items, including product divestments; costs relating to previously announced manufacturing and other restructuring, and the effect of disposals of subsidiaries.

Trading profit reflects sales less: cost of sales, comprising costs of manufacture and external royalties; selling, general and administrative expenditure, comprising the costs of selling, distribution and medical support of currently marketed products and the costs of administration, and the costs of research and development to create future products for sale.

Accounting convention

The financial statements have been prepared using the historical cost convention.

Accounting standards

The financial statements comply with all applicable UK accounting standards.

Accounting principles and policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared in accordance with the company's accounting policies approved by the Board and described in Note 2. The company has implemented two new Financial Reporting Standards as described in Note 3.

2 Accounting policies

Consolidation

The consolidated accounts include:

- the assets and liabilities, and the results and cash flow, of the company and its subsidiary undertakings, including Employee Share Ownership Trusts (ESOTs)
- the Group's share of the net assets and results of joint ventures and associated undertakings.

The accounts of undertakings consolidated are made up to 31st December.

Undertakings in which the Group has a material interest are accounted for as subsidiaries where the Group exercises dominant influence, as joint ventures where the Group exercises joint control and as associates where the Group can exercise significant influence. ESOTs are accounted for as subsidiaries on the grounds that the Group has de facto control.

Interests acquired in undertakings are consolidated from the effective date of acquisition and interests sold are consolidated up to the date of disposal.

Transactions and balances between subsidiary undertakings are eliminated; no profit is taken on sales between subsidiary undertakings or sales to joint ventures and associated undertakings until the products are sold to customers outside the Group.

Goodwill arising on the acquisition of interests in subsidiary undertakings, joint ventures and associated undertakings, representing the excess of the purchase consideration over the Group's share of the separable net assets acquired, is capitalised as a separate item in the case of subsidiary undertakings and as part of the cost of investment in the case of joint ventures and associated undertakings. Goodwill is denominated in the currency in which the acquisition is made and financed. In the case of acquisitions prior to 1998, goodwill was written off against reserves; on a subsequent disposal of assets from such acquisitions, any related goodwill is removed from consolidated reserves and charged to the consolidated profit and loss account.

The Group's interests in its joint ventures are accounted for using the gross equity method. The Group's interests in its associated undertakings are accounted for using the equity method.

Deferred taxation relief on unrealised intra-Group profit is accounted for only to the extent that the related taxation effect is expected to reverse.

Assets and liabilities of overseas subsidiary and associated undertakings and joint ventures including related goodwill, are translated into sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiary and associated undertakings and joint ventures are translated into sterling using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiary and associated undertakings and joint ventures are translated into sterling, less exchange differences arising on related foreign currency borrowings, are taken directly to reserves and reported in the statement of total recognised gains and losses.

In translating into sterling, assets, liabilities, results and cash flows of overseas subsidiary and associated undertakings and joint ventures reported in currencies of hyper-inflationary economies, adjustments are made to reflect current price levels. Any loss on net monetary assets is charged to the consolidated profit and loss account.

Foreign currency transactions

Foreign currency transactions by Group companies are booked in local currency at the exchange rate ruling on the date of transaction, or at the forward rate if hedged by a forward exchange contract. Foreign currency assets and liabilities are translated into local currency at rates of exchange ruling at the balance sheet date, or at the forward rate. Exchange differences are included in trading profit.

Revenue

Revenue is recognised in the profit and loss account when goods or services are supplied to external customers against orders received. Turnover represents the net invoice value, after the deduction of discounts given at the point of sale, of products despatched to, or available for collection by, customers, less accruals for estimated future rebates and returns. Value added tax and other sales taxes are excluded from revenue.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Restructuring costs are recognised in respect of the direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken at the balance sheet date.

Research and development

Research and development expenditure is charged to the profit and loss account in the period in which it is incurred. Tangible fixed assets used for research and development are depreciated in accordance with the Group's policy.

Environmental expenditure

Environmental expenditure related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible is charged to the profit and loss account. The Group determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. This liability includes the Group's own portion of the costs and also a portion of other potentially responsible parties costs when it is probable that they will not be able to satisfy their respective share of the clean-up obligation. When recoveries of reimbursements are virtually certain they are recorded as assets.

Legal and other disputes

Provision is made for the anticipated settlement costs and legal and other expenses associated with legal and other disputes against the Group where a reasonable estimate can be made of the likely outcome of the dispute. Where an obligation exists under a dispute but it is not possible to make a reasonable estimate, no provision is made. Costs associated with claims made by the Group against third parties are charged to the profit and loss account as they are incurred.

2 Accounting policies continued

Pensions and post-retirement benefits

The cost of providing pensions and other employee post-retirement benefits is charged to the consolidated profit and loss account on a systematic and rational basis, based on actuarial assumptions, over the period during which benefit is derived from employees' services. Any difference between this charge and the contributions paid is included as an asset or liability in the consolidated balance sheet.

Employee share plans

Incentives in the form of shares are provided to employees under share option and share award schemes. In respect of award schemes and certain share option grants, the company provides finance to Employee Share Ownership Trusts to purchase company shares on the open market to meet the company's obligation to provide shares when employees exercise their option or award; the excess of the purchase price of the shares above the exercise price of the options and awards is charged to the profit and loss account over the periods of service in respect of which the options and awards are granted. In respect of other share option grants, share options when exercised are accounted for as share issues at exercise price. Additional employer costs in respect of options and awards are charged to the profit and loss account over the periods of service.

Costs of running employee share ownership trusts are charged to the profit and loss account.

Shares held by employee share ownership trusts are accounted for as fixed asset investments at cost less accrual for costs charged.

Goodwill

Goodwill is stated at cost less a provision for amortisation. Amortisation is calculated to write off the cost in equal annual instalments over its expected useful life. The useful life is not normally expected to exceed 20 years.

Intangible fixed assets

Intangible assets are stated at cost less a provision for amortisation.

Acquired licences, patents, know-how and marketing rights are amortised over their estimated useful lives in equal instalments, but no longer than 15 years. This limit has been reduced from the 20 year maximum allowed in prior periods as management believes this better reflects the useful economic lives of these assets. Items capitalised are restricted to those related to specific compounds or products which are being developed for commercial applications. The estimated useful lives for determining the amortisation charge are reviewed annually, and take into account the estimated time it takes to bring the compounds or products to market as marketable products. Any development costs which are incurred by the Group and are associated with an acquired licence, patent, know-how or marketing rights are written off to the profit and loss account when incurred.

Brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long-term and where the brands can be sold separately from the rest of the businesses acquired. Brands are amortised over the estimated useful lives but no longer than 20 years, except where the end of the useful economic life of the brand cannot be forseen.

Prior to 1998, acquired minor brands and similar intangibles were eliminated in the Group balance sheet against reserves in the year of acquisition.

Tangible fixed assets

Tangible fixed assets are stated at cost less a provision for depreciation. The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as a tangible fixed asset where the software or site supports a significant business system and the expenditure leads to the creation of a durable asset.

Depreciation is calculated to write off the cost of tangible fixed assets, excluding freehold land, in equal annual instalments over their expected useful lives. The normal expected useful lives of the major categories of tangible fixed assets are:

Freehold buildings	20 to 50 years
Leasehold land and buildings	The shorter of lease term and 50 years
Plant and machinery	10 to 20 years
Fixtures and equipment	3 to 10 years
ERP systems software	7 years
Other computer software	3 to 5 years

ERP systems software generally involves significant customisation prior to implementation and this is regarded to have a useful economic life of seven years, rather than the maximum five years of other computer software.

On disposal of a tangible fixed asset, the cost and related accumulated depreciation are removed from the accounts and the net amount, less any proceeds, is taken to the consolidated profit and loss account.

Leases

Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in tangible fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of the assets. The interest element of the lease rental is charged against profit. All other leases are operating leases and the annual rentals are charged against profit on a straight-line basis over the lease term.

Impairment of fixed assets

The carrying values of fixed assets are reviewed for impairment when there is an indication that the assets might be impaired. First year impairment reviews are conducted for acquired goodwill and intangible assets. Certain intangibles are considered to have an indefinite life and are therefore not amortised. Such intangibles are subject to annual impairment tests. Impairment is determined by reference to the higher of net realisable value and value in use, which is measured by reference to discounted future cash flows. Any provision for impairment is charged against profit in the year concerned.

Investments in joint ventures and associates

Investments in joint ventures and associated undertakings are carried in the consolidated balance sheet at the Group's share of their net assets at date of acquisition and of their post-acquisition retained profits or losses together with any goodwill arising on the acquisition, net of amortisation.

Stocks

Stocks are included in the accounts at the lower of cost (including manufacturing overheads, where appropriate) and net realisable value. Cost is generally determined on a first in, first out basis.

2 Accounting policies continued

Taxation

Deferred taxation, calculated using the liability method, is accounted for by each Group company for taxation deferred or accelerated by reason of timing differences. Deferred taxation relief is accounted for in full on long-term timing differences in respect of provisions for unfunded retirement benefits. Taxation deferred or accelerated by reason of short-term and other timing differences is accounted for to the extent that it is probable that a liability or asset will crystallise.

Current asset investments

Current asset investments are stated at the lower of cost and net realisable value.

In the case of securities acquired at a significant premium or discount to maturity value, and intended to be held to redemption, cost is adjusted to amortise the premium or discount over the life to maturity of the security. Floating rate bonds are stated at cost. Interest income is taken to the consolidated profit and loss account on a receivable basis.

Equity investments are included as current assets when regarded as available for sale.

Debt instruments

Debt instruments are stated at the amount of net proceeds adjusted to amortise the finance cost of debt evenly over the term of the debt.

Derivative financial instruments

The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are used to manage exposure to market risks from treasury operations. The principal derivative instruments are currency swaps, forward exchange contracts and interest rate swaps. The derivative contracts are treated from inception as an economic hedge of the underlying financial instrument, with matching accounting treatment and cash flows. The derivative contracts have high correlation with the specific financial instrument being hedged both at inception and throughout the hedge period. Derivative instruments no longer designated as hedges are restated at market value and any future changes in value are taken directly to the profit and loss account.

Currency swaps and forward exchange contracts used to fix the value of the related asset or liability in the contract currency and at the contract rate are accrued to the profit and loss account over the life of the contract. Gains and losses on foreign exchange contracts designated as hedges of forecast foreign exchange transactions are deferred and included in the measurement of the related foreign currency transactions in the period they occur. Gains and losses on balance sheet hedges are accrued and are taken directly to reserves, except that forward premium/discounts are recognised as interest over the life of the contracts.

Interest differentials under interest swap agreements are recognised in the consolidated profit and loss account by adjustment of interest expense over the life of the agreement.

3 New accounting policies and requirements

The company has implemented Financial Reporting Standard 18: 'Accounting policies' and the transitional disclosure requirements of Financial Reporting Standard 17: 'Retirement benefits'. FRS 18 updates an existing standard and provides new guidance. It has not had a significant effect on measurement of the results and assets and liabilities of the company. FRS 17 adopts a market value approach to the measurement of retirement benefits and requires expanded disclosures. The disclosure requirements have been implemented by the company in 2001. The Standard does not require implementation of the change in measurement approach until 2003.

FRS 19: 'Deferred tax' falls to be implemented by the company in 2002. The FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as at present. At 31st December 2001 the effect of the full provision basis would be to reduce the deferred tax asset by approximately £127 million.

4 Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary, joint venture and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, were:

	2001	2000	1999
Average rates:			
£/US$	**1.44**	1.52	1.62
£/Euro	**1.61**	1.64	1.52
£/Yen	**175.00**	163.46	184.05
Period end rates:			
£/US$	**1.45**	1.49	1.61
£/Euro	**1.64**	1.61	1.61
£/Yen	**190.00**	171.00	164.97

5 Merger of Glaxo Wellcome and SmithKline Beecham

The combination of Glaxo Wellcome plc and SmithKline Beecham plc was treated as a merger at 27th December 2000 under UK GAAP, reflecting the intentions, and the respective sizes of the merging parties.

Under merger accounting, the shares issued by GlaxoSmithKline plc to acquire Glaxo Wellcome and SmithKline Beecham were accounted for at par and no share premium arose; the shares acquired by GlaxoSmithKline in Glaxo Wellcome and SmithKline Beecham were similarly accounted for at the nominal value of the shares issued. In the consolidated accounts of GlaxoSmithKline, the results and net assets of Glaxo Wellcome and SmithKline Beecham were combined, at their book amounts, subject to alignment adjustments.

In view of the proximity of the merger date to the financial year-end date, and the relative insignificance of any business activity between 27th December 2000 and 31st December 2000, the accounting date of the merger was for practical purposes taken as 31st December 2000. The whole of the profit for the financial year 2000 of each of Glaxo Wellcome plc and SmithKline Beecham plc was deemed to relate to the period prior to the merger date.

6 Segment information

An analysis of turnover, profit before taxation, total assets, net assets and tangible fixed assets by geographical and business segment are set out below. The business segments consist of Pharmaceuticals (prescription pharmaceuticals and vaccines), Consumer Healthcare (oral care, OTC medicines and nutritional healthcare) and Healthcare Services (clinical laboratory testing and pharmacy benefit management). The geographical segments reflect the Group's most significant regional markets and are consistent with the Group's regional market management reporting structure. Adjustments to the analysis of profit before tax by geographic segment in 2000 and 1999 have been made to ensure consistency of treatment with 2001. Following the sale of Diversified Pharmaceutical Services and Clinical Laboratories in 1999, the Healthcare Services segment no longer forms part of the ongoing business of the Group. Business segment data includes an allocation of corporate costs to the segments; there are no intra-segment sales.

The Group's activities are organised on a global basis. The geographical segmental figures are therefore influenced by the location of the Group's operating resources, in particular manufacture and research, and by variations over time in intra-group trading and funding arrangements.

Turnover by business sector	**2001 £m**	2000 £m	1999 £m
Pharmaceuticals	**17,205**	15,429	13,618
Consumer Healthcare	**3,284**	2,650	2,546
Healthcare Services	**–**	–	632
External turnover	**20,489**	18,079	16,796

Turnover by location of customer	**2001 £m**	2000 £m	1999 £m
USA	**10,087**	8,554	7,732
Europe	**5,855**	5,264	5,291
Rest of the World	**4,547**	4,261	3,773
External turnover	**20,489**	18,079	16,796

Profit before tax by business sector	**2001 £m**	2000 £m	1999 £m
Pharmaceuticals	**4,302**	4,316	3,938
Consumer Healthcare	**432**	413	410
Healthcare Services	**–**	–	(5)
Operating profit	**4,734**	4,729	4,343
Share of profits/(losses) of joint ventures and associated undertakings	**71**	57	7
Profit on disposals of associates	**96**	144	39
Divestments	**(296)**	1,402	9
Merger transaction costs	**–**	(121)	–
Net interest payable	**(88)**	(182)	(162)
Profit before taxation	**4,517**	6,029	4,236
Profit before taxation	**4,517**	6,029	4,236
Taxation	**(1,327)**	(1,699)	(1,218)
Minority interests	**(97)**	(120)	(110)
Preference share dividends	**(34)**	(56)	(49)
Earnings	**3,059**	4,154	2,859

Total assets by business sector	**2001 £m**	2000 £m
Pharmaceuticals	**18,069**	19,403
Consumer Healthcare	**3,848**	2,187
Total assets	**21,917**	21,590

Net assets by business sector	**2001 £m**	2000 £m
Pharmaceuticals	**6,700**	7,739
Consumer Healthcare	**1,679**	1,216
Net assets	**8,379**	8,955

The Block Drug business has been integrated into the Consumer Healthcare segment during the year. The effect on the Group's turnover and the estimated effect on operating profit, together with the analysis of net assets acquired, are given in Note 31.

6 Segment information continued

Turnover by location of subsidiary undertaking	2001 £m	2000 £m	1999 £m
USA	**10,517**	8,850	7,967
Europe	**10,704**	9,970	9,592
Rest of the World	**7,540**	5,112	5,232
Gross turnover	**28,761**	23,932	22,791
USA	**(327)**	(297)	(237)
Europe	**(4,372)**	(4,294)	(3,933)
Rest of the World	**(3,573)**	(1,262)	(1,825)
Inter-segment turnover	**(8,272)**	(5,853)	(5,995)
USA	**10,190**	8,553	7,730
Europe	**6,332**	5,676	5,659
Rest of the World	**3,967**	3,850	3,407
External turnover	**20,489**	18,079	16,796

Profit before tax by location of subsidiary undertaking	2001 £m	2000 £m	1999 £m
USA	**934**	1,190	1,102
Europe	**2,580**	2,586	2,785
Rest of the World	**1,220**	953	456
Operating profit	**4,734**	4,729	4,343
Share of profits/(losses) of joint ventures and associated undertakings	**71**	57	7
Profit on disposals of associates	**96**	144	39
Divestments	**(296)**	1,402	9
Merger transaction costs	**–**	(121)	–
Net interest payable	**(88)**	(182)	(162)
Profit before taxation	**4,517**	6,029	4,236
Profit before taxation	**4,517**	6,029	4,236
Taxation	**(1,327)**	(1,699)	(1,218)
Minority interests	**(97)**	(120)	(110)
Preference share dividends	**(34)**	(56)	(49)
Earnings	**3,059**	4,154	2,859

Total assets by location of subsidiary undertaking	2001 £m	2000 £m
USA	**5,267**	4,616
Europe	**10,618**	10,167
Rest of the World	**3,901**	3,386
Total operating assets	**19,786**	18,169
Cash at bank and liquid investments	**2,131**	3,421
Total assets	**21,917**	21,590

Net assets by location of subsidiary undertaking	2001 £m	2000 £m
USA	**1,079**	573
Europe	**6,829**	6,287
Rest of the World	**2,572**	2,706
Net operating assets	**10,480**	9,566
Net debt	**(2,101)**	(611)
Net assets	**8,379**	8,955

6 Segment information continued

At 31.12.01

Tangible fixed assets by location of subsidiary undertaking	Land and buildings £m	Plant, equipment and vehicles £m	Computer software £m	Assets in construction £m	Total £m
USA	746	448	23	319	1,536
Europe	1,425	1,811	174	728	4,138
Rest of the World	574	448	8	141	1,171
Total	2,745	2,707	205	1,188	6,845

UK segment

Information is given separately in respect of the UK, which, although included in the Group's Europe market region, is considered the Group's home segment for the purposes of segmental reporting.

	2001 £m	2000 £m	1999 £m
Turnover by location of customer	**1,328**	1,151	1,158
Gross turnover	**5,388**	3,306	3,437
Inter-segment turnover	**(3,753)**	(1,798)	(1,939)
Turnover by location of subsidiary	**1,635**	1,508	1,498
Operating profit	**1,772**	1,665	2,127
Total assets	**7,142**	7,152	
Net operating assets	**4,813**	4,425	

7 Merger items, restructuring costs and divested businesses

Manufacturing and other restructuring costs were incurred by GlaxoSmithKline during 2001 in implementation of previously announced plans for restructuring of manufacturing and other activities. These costs were also incurred by Glaxo Wellcome and SmithKline Beecham in 2000 and 1999.

Merger integration costs were incurred in 2001 and 2000 relating to the integration of Glaxo Wellcome and SmithKline Beecham into a unified GlaxoSmithKline business. These costs include consultancy fees in respect of integration planning, severance costs, asset write-offs, costs related to the early vesting or lapse of performance conditions on share options and share incentive awards and costs of the programme to encourage staff to convert Glaxo Wellcome and SmithKline Beecham share options into GlaxoSmithKline share options. Integration costs were incurred in 2001 relating to the integration of the Block Drug businesses. These costs include professional fees, severance costs and asset write-offs. Product divestment income arises in 2000 from the disposal of *Famvir*, *Kytril* and other products required in order to obtain regulatory approval for the merger. Merger transaction costs were incurred in 2000 in order to effect the merger. These costs comprise the fees and expenses incurred in preparing and implementing the scheme of arrangement for the merger.

The disposal of businesses in 2001 primarily arose on the sale of Affymax. It includes a £299 million write off of goodwill which was previously eliminated against Group reserves. The disposal of businesses in 2000 and 1999 relates to the disposal of Healthcare Services in 1999. Restructuring costs were incurred in Healthcare Services before its disposal.

The share of associate in 2000 and 1999 relates to restructuring costs incurred by Quest Diagnostics.

2001	Merger £m	Restructuring £m	Block Drug £m	Disposal of subsidiaries £m	Total £m
Manufacturing and other restructuring	–	(162)	–	–	(162)
Merger integration costs	(1,069)	–	–	–	(1,069)
Block Drug integration costs	–	–	(125)	–	(125)
Effect on operating profit	(1,069)	(162)	(125)	–	(1,356)
Disposal of businesses	–	–	–	(296)	(296)
Effect on profit before tax	(1,069)	(162)	(125)	(296)	(1,652)
Effect on taxation – operating items					353
Effect on taxation – non-operating items					(33)
Effect on taxation					320
Effect on earnings					(1,332)

7 Merger items, restructuring costs and divested businesses continued

2000	Merger £m	Restructuring £m	Associate £m	Disposal of subsidiaries £m	Total £m
Manufacturing and other restructuring	–	(171)	–	–	(171)
Merger integration costs	(400)	–	–	–	(400)
Effect on operating profit	(400)	(171)	–	–	(571)
Share of associate	–	–	(8)	–	(8)
Product divestments	1,416	–	–	–	1,416
Merger transaction costs	(121)	–	–	–	(121)
Disposal of businesses:					
Loss on disposal	–	–	–	(14)	(14)
Effect on profit before tax	895	(171)	(8)	(14)	702
Effect on taxation – operating items					125
Effect on taxation – non-operating items					(370)
Effect on taxation					(245)
Effect on earnings					457

1999	Restructuring £m	Associate £m	Disposal of subsidiaries £m	Total £m
Manufacturing and other restructuring	(443)	–	–	(443)
Healthcare Services restructuring	–	–	(30)	(30)
Effect on operating profit	(443)	–	(30)	(473)
Share of associate	–	(8)	–	(8)
Disposal of businesses:				
Loss on disposal	–	–	(635)	(635)
Utilisation of provision	–	–	644	644
Effect on profit before tax	(443)	(8)	(21)	(472)
Effect on taxation – operating items				108
Effect on taxation – non-operating items				1
Effect on taxation				109
Effect on earnings				(363)

8 Other operating income/(expense)

	2001 £m	2000 £m	1999 £m
Royalties and other income	**34**	43	52
Other operating expense	**(126)**	(58)	(129)
	(92)	(15)	(77)
Income from equity investments and other disposals	**129**	289	490
	37	274	413

Royalties and other income is principally a core of recurring income in the form of royalties from the out-licensing of intellectual property. Other operating expense comprises non-recurring costs related to product liability claims and product withdrawals. Income from equity investments and other disposals arises from equity investment sales and equity investment write-downs due to adverse market conditions, product and property disposals. The analyses of other operating income/(expense) in 2000 and 1999 have been amended to follow these classifications.

9 Operating profit

	2001 £m	2000 £m	1999 £m
The following items have been charged in operating profit:			
Employee costs (Note 35)	**4,686**	4,487	4,134
Advertising	**696**	652	607
Distribution costs	**272**	260	236
Depreciation of tangible fixed assets:			
Owned assets	**758**	733	648
Leased assets	**3**	2	2
Amortisation of goodwill	**10**	11	27
Amortisation of intangible fixed assets	**40**	27	28
Exchange losses/(gains) on foreign currency deposits/loans	**–**	3	(13)
Operating lease rentals:			
Plant and machinery	**41**	44	39
Land and buildings	**70**	70	77
Audit fees	**7.2**	6.3	6.5
Fees to auditors for other work:			
Auditors' UK firm	**13.1**	9.4	5.2
Auditors' overseas firms	**22.6**	15.3	8.9

Included within audit fees above is a fee of £10,000 (2000 – £10,000) relating to the company audit of GlaxoSmithKline plc.

Included within fees to the auditors for other work is £14.6 million (2000 – £4.4 million) relating to the merger of Glaxo Wellcome and SmithKline Beecham. These fees relate to the many integration projects undertaken around the Group in 2001, particularly in human resources, information technology and Global Manufacture and Supply. Fees to other persons for consultancy services amounted to £265 million in 2001.

10 Joint ventures and associated undertakings

	2001 £m	2000 £m	1999 £m
Share of profits/(losses) of joint ventures	**–**	1	(4)
Associated undertakings:			
Share of profits of Quest Diagnostics Inc.	**79**	64	5
Share of (losses)/profits of other associated undertakings	**(1)**	(1)	18
Goodwill written off	**(7)**	(7)	(12)
	71	56	11
	71	57	7
Share of turnover of joint ventures	**8**	8	7
Sales to joint ventures and associated undertakings	**11**	15	14

11 Net interest payable

	2001 £m	2000 £m	1999 £m
Interest payable			
On bank loans and overdrafts	**(26)**	(45)	(53)
On other loans	**(169)**	(271)	(240)
In respect of finance leases	**(3)**	(1)	–
	(198)	(317)	(293)
Share of interest payable of associate	**(19)**	(23)	(7)
	(217)	(340)	(300)
Investment income			
Interest income	**129**	159	140
Provision for market value adjustments	**–**	(1)	(2)
	129	158	138
	(88)	(182)	(162)

12 Taxation

Taxation charge based on profits for the period	2001 £m	2000 £m	1999 £m
UK corporation tax at the UK statutory rate	**838**	928	844
Less double taxation relief	**(351)**	(384)	(355)
	487	544	489
Overseas taxation	**876**	1,242	732
Deferred taxation	**(59)**	(103)	(4)
	1,304	1,683	1,217
Share of taxation charge of associates	**23**	16	1
	1,327	1,699	1,218

Reconciliation of the taxation rate	2001 %	2000 %	1999 %
UK statutory rate of taxation	**30.0**	30.0	30.3
Deferred taxation not provided on fixed assets	**0.1**	(0.3)	(0.1)
Effect of special taxation status in manufacturing locations	**(2.7)**	(3.6)	(3.4)
Net cost of different rates of taxation in overseas undertakings	**0.3**	2.4	2.3
Share option deductions in the USA	**(0.8)**	(0.9)	(0.7)
Tax losses and R&D credits not previously recognised	**(0.6)**	(1.2)	(2.7)
Other differences	**0.4**	0.9	2.5
Taxation rate on business performance	**26.7**	27.3	28.2
Merger and restructuring costs	**2.7**	0.9	0.6
Taxation rate on total group results	**29.4**	28.2	28.8

Profits arising from manufacturing operations in Singapore, Puerto Rico and Ireland are taxed at reduced rates. The effect of this reduction in the taxation charge increased earnings per share by 2.0p in 2001, by 3.6p in 2000, and by 2.3p in 1999.

The integrated nature of the Group's worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to the price at which goods should be transferred between Group companies in different tax jurisdictions can produce conflicting claims from revenue authorities as to the profits that fall to be taxed in individual territories. Resolution of such issues is a continuing fact-of-life for GlaxoSmithKline.

In the USA, for a number of years, GlaxoSmithKline has had significant open issues relating to transfer pricing. These issues affect all years from 1989 to the present and concern a number of products, although the most significant relates to the success of *Zantac*, in respect of which the claims of the US Internal Revenue Service (IRS) substantially exceed the Group's estimation of its taxation liabilities. The IRS claims continue to be the subject of discussions between the US and UK tax authorities under the competent authority provisions of the double tax convention between the two countries. Within these discussions there is a wide variation between the views of the US and UK tax authorities and, exceptionally, they may be unable to reach agreement to settle the dispute. In the event of the UK and US tax authorities not reaching agreement, the matter may have to be resolved by litigation.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

Save as shown in these accounts, no provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2001 is required in such a way that incremental tax will arise.

12 Taxation continued

Tax balances	Tax creditor £m	Deferred tax £m
At 1st January 2001	(2,101)	889
Exchange adjustments	(22)	16
Acquisition of subsidiary	4	–
(Charge)/credit to profit and loss account	(1,363)	59
Cash paid	1,717	–
Other movements	93	(93)
At 31st December 2001	(1,672)	871

	Full potential		Provided	
Deferred taxation asset/(liability)	**At 31.12.01 £m**	At 31.12.00 £m	**At 31.12.01 £m**	At 31.12.00 £m
Accelerated capital allowances	**(691)**	(619)	**(31)**	(11)
Stock valuation adjustment	**(113)**	(64)	**(113)**	(64)
Intra-Group profit	**375**	314	**74**	44
Product and business disposals	**(161)**	(61)	**(152)**	(61)
Pensions and other post-retirement benefits	**298**	300	**298**	300
Manufacturing restructuring	**71**	55	**71**	55
Tax losses	**97**	209	**97**	209
Other timing differences	**868**	634	**627**	417
	744	768	**871**	889

Of the above categories of provided deferred taxation, stock valuation adjustments, intra-group profit and other timing differences are current.

13 Earnings per share

13 Earnings per share	**2001 p**	2000 p	1999 p
Basic earnings per share	**50.4**	68.5	46.7
Adjustment for merger items, restructuring costs and disposal of subsidiaries:			
Merger integration and transaction costs	**13.0**	6.8	–
Product divestments	–	(16.8)	–
Restructuring costs	**2.0**	2.2	5.5
Block Drug integration costs	**1.6**	–	–
Disposal of subsidiaries	**5.4**	0.2	0.4
Associates	–	0.1	0.1
Adjusted earnings per share	**72.4**	61.0	52.7
Diluted earnings per share	**50.0**	67.7	46.3

Earnings per share has been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period. The numbers used in calculating basic and diluted earnings per share are reconciled below.

To illustrate business performance, which is the primary performance measure used by management, adjusted earnings and adjusted earnings per share are presented after excluding merger items, integration and restructuring costs and disposals of subsidiaries. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Accordingly this information is provided as a supplement to that contained in the consolidated statement of profit and loss on pages 68 and 69 prepared in accordance with UK GAAP. Basic and diluted earnings per share include these non-recurring items.

Net profit for the period attributable to shareholders	**£m**	£m	£m
Earnings – basic and diluted	**3,059**	4,154	2,859
Adjustments for merger items, restructuring costs and disposal of subsidiaries	**1,332**	(457)	363
Adjusted earnings	**4,391**	3,697	3,222

Weighted average number of shares in issue	**millions**	millions	millions
Basic and adjusted	**6,064**	6,065	6,118
Dilution for share options	**52**	69	53
Diluted	**6,116**	6,134	6,171

Shares held by the Employee Share Ownership Trusts are excluded.

14 Dividends

	2001 £m
GlaxoSmithKline plc:	
First interim	**546**
Second interim	**546**
Third interim	**546**
Fourth interim	**718**
	2,356

Glaxo Wellcome plc:	2000 £m	1999 £m
Interim	538	545
Second interim	827	–
Final	–	796
	1,365	1,341
SmithKline Beecham plc:		
First interim	162	148
Second interim	162	148
Third interim	163	147
Fourth interim	245	221
	732	664
	2,097	2,005

Dividends are stated after deducting dividends receivable by the Trustees of Employee Share Ownership Plans Trusts, where applicable.

Dividends per share	2001 p
GlaxoSmithKline plc:	
First interim	**9**
Second interim	**9**
Third interim	**9**
Fourth interim	**12**
	39

Glaxo Wellcome plc – per Glaxo Wellcome share:	2000 p	1999 p
Interim	15	15
Second interim	23	–
Final	–	22
	38	37

The equivalent dividend per GlaxoSmithKline share is the same as the dividend per Glaxo Wellcome share.

SmithKline Beecham plc – per SmithKline Beecham share:		
First interim	3.0	2.7
Second interim	3.0	2.7
Third interim	3.0	2.7
Fourth interim	4.5	4.05
	13.5	12.15

SmithKline Beecham plc – equivalent dividend per GlaxoSmithKline share:		
First interim	6.59	5.93
Second interim	6.59	5.93
Third interim	6.59	5.93
Fourth interim	9.89	8.90
	29.66	26.69

15 Goodwill

	Total £m
Cost at 1st January 2001	195
Exchange adjustments	2
Additions	13
Cost at 31st December 2001	210
Amortisation at 1st January 2001	(25)
Exchange adjustments	(1)
Provision for the year	(10)
Amortisation at 31st December 2001	(36)
Net book value at 1st January 2001	170
Net book value at 31st December 2001	174

16 Intangible assets

	Licences, patents, etc. £m	Brands £m	Total £m
Cost at 1st January 2001	424	655	1,079
Exchange adjustments	(3)	8	5
Additions	196	–	196
Acquisition of subsidiary	–	608	608
Disposals	–	(5)	(5)
Assets written off	(20)	–	(20)
Cost at 31st December 2001	597	1,266	1,863
Amortisation at 1st January 2001	(84)	–	(84)
Exchange adjustments	4	–	4
Provision for the year	(40)	–	(40)
Assets written off	1	–	1
Amortisation at 31st December 2001	(119)	–	(119)
Impairment at 1st January 2001	(6)	(23)	(29)
Exchange adjustments	–	(1)	(1)
Impairment loss	(40)	(1)	(41)
Impairment at 31st December 2001	(46)	(25)	(71)
Net book value at 1st January 2001	334	632	966
Net book value at 31st December 2001	432	1,241	1,673

Brands largely comprise a portfolio of Sterling products such as *Panadol*, *Solpadeine* and *Hedex* and the newly acquired Block Drug products such as *Sensodyne*, *Polident* and *Poligrip*. Each of these is considered to have an indefinite life given the strength and durability of the brand and the level of marketing support. Accordingly, they are not amortised. The valuation of each Sterling brand is reviewed annually using a 10 year cash flow forecast as this was the basis for the original independent assessment when they were acquired in 1994. The impairment loss in 2001 has been calculated using a discount rate of ten per cent. The valuation of each Block Drug brand is also being reviewed annually using a 10 year cash flow forecast and a discount rate of 17 per cent.

17 Tangible fixed assets

	Land and buildings £m	Plant, equipment and vehicles £m	Computer software £m	Assets in construction £m	Total £m
Cost at 1st January 2001	3,758	6,526	318	953	11,555
Exchange adjustments	(18)	(17)	–	3	(32)
Additions	71	350	12	680	1,113
Acquisition of subsidiary	11	127	–	–	138
Disposals	(48)	(394)	(49)	(47)	(538)
Reclassifications	129	229	19	(377)	–
Cost at 31st December 2001	3,903	6,821	300	1,212	12,236
Depreciation at 1st January 2001	(937)	(3,694)	(89)	–	(4,720)
Exchange adjustments	10	9	–	–	19
Provision for the year	(127)	(580)	(54)	–	(761)
Disposals	43	263	48	–	354
Depreciation at 31st December 2001	(1,011)	(4,002)	(95)	–	(5,108)
Impairment at 1st January 2001	(108)	(64)	–	(21)	(193)
Impairment loss	(44)	(52)	–	(3)	(99)
Disposals	5	4	–	–	9
Impairment at 31st December 2001	(147)	(112)	–	(24)	(283)
Net book value at 1st January 2001	2,713	2,768	229	932	6,642
Net book value at 31st December 2001	2,745	2,707	205	1,188	6,845

The net book value at 31st December 2001 of the Group's land and buildings comprises freehold properties £2,516 million (at 1st January 2001 – £2,452 million), properties with leases of 50 years or more £157 million (at 1st January 2001 – £135 million) and properties with leases of less than 50 years £72 million (at 1st January 2001 – £126 million).

Included in plant, equipment and vehicles at 31st December 2001 are leased assets with a cost of £23 million (at 1st January 2001 – £20 million), accumulated depreciation of £14 million (at 1st January 2001 – £4 million) and a net book value of £9 million (at 1st January 2001 – £16 million).

The impairment loss principally relates to reductions in forecast cash flows resulting from decisions to close manufacturing facilities and has been measured by reference to value in use, using a discount rate of 10 per cent.

18 Fixed asset investments

	Joint ventures £m	Associated undertakings £m	Equity investments £m	Own shares £m	Total £m
At 1st January 2001	1	83	133	2,327	2,544
Exchange adjustments	–	3	3	–	6
Additions	31	13	57	795	896
Charge for the year	–	–	–	8	8
Impairment	–	–	(15)	–	(15)
Transfer to current assets	–	–	(30)	–	(30)
Reclassification	–	13	(13)	–	–
Disposals	–	(11)	(2)	(194)	(207)
Retained profit for the year	–	33	–	–	33
Goodwill amortisation	–	(7)	–	–	(7)
At 31st December 2001	32	127	133	2,936	3,228

Investments in joint ventures comprise £33 million share of gross assets (2000 – £1 million) and £1 million share of gross liabilities (2000 – £nil).

The principal associated undertaking is Quest Diagnostics, Inc., a US clinical laboratory business listed on the New York Stock Exchange with a book value at 31st December 2001 of £98 million (2000 – £78 million) and a market value of £1,094 million (2000 – £1,200 million). The Group owns 23 per cent of Quest (2000 – 27 per cent). The book value includes goodwill which is being amortised over 20 years; the amortisation charge for 2001 was £7 million. The goodwill at 31st December 2001 amounts to £118 million (2000 – £137 million). Goodwill of £127 million which relates to the continuing Group interest in Clinical Laboratories assets attributed to Quest, remains eliminated against Group reserves.

Equity investments comprise listed investments of £8 million and unlisted investments of £125 million. The market value of listed investments was £8 million.

Investments in own shares consist of shares held by Employee Share Ownership Trusts. Details are given in Note 33.

19 Equity investments

	£m
At 1st January 2001	171
Exchange adjustments	3
Additions	4
Transfer from fixed asset investments	30
Impairment	(4)
Disposals	(19)
At 31st December 2001	185

Equity investments comprise listed investments of £185 million (2000 – £162 million). The market value of listed investments was £531 million (2000 – £851 million).

20 Stocks

	2001 £m	2000 £m
Raw materials and consumables	**565**	405
Work in progress	**808**	1,262
Finished goods	**717**	610
	2,090	2,277

21 Debtors

	2001 £m	2000 £m
Amounts due within one year		
Trade debtors	**3,628**	3,336
Other debtors	**575**	616
Prepaid pension contributions	**11**	1
Other prepayments and accrued income	**177**	197
Amounts due after one year		
Other debtors	**320**	360
Prepayments and accrued income	**9**	–
Deferred taxation (Note 12)	**871**	889
	5,591	5,399

Debtors include trading balances of £2 million (2000 – £nil million) due from joint ventures and associated undertakings.

22 Other creditors

	2001 £m	2000 £m
Amounts due within one year		
Trade creditors	**760**	812
Taxation (Note 12)	**1,672**	2,061
Social security	**123**	77
Other creditors	**345**	465
Accruals and deferred income	**3,142**	2,146
Dividends proposed	**1,264**	1,242
	7,306	6,803
Amounts due after one year		
Taxation (Note 12)	**–**	40
Other creditors	**58**	103
Accruals and deferred income	**132**	–
	190	143

Creditors include trading balances of £nil (2000 – £1 million) due to joint ventures and associated undertakings.

Accruals include accruals for wages and salaries of £617 million (2000 – £252 million).

23 Provisions for liabilities and charges

	Pensions and other post-retirement benefits £m	Manufacturing restructuring £m	Merger integration £m	Indemnified disposal liabilities £m	Legal and other disputes £m	Other provisions £m	Total £m
At 1st January 2001	896	174	16	144	289	138	1,657
Exchange adjustments	17	(1)	(2)	3	4	1	22
Charge for the year	150	29	554	(2)	50	6	787
Applied	(82)	(76)	(327)	(39)	(135)	(19)	(678)
Acquisition of subsidiary	24	–	–	–	–	1	25
Other movements	17	–	(1)	(7)	19	(31)	(3)
At 31st December 2001	1,022	126	240	99	227	96	1,810

The Group has recognised costs in 2001 in respect of plans for manufacturing and other restructuring initiated in 1998, 1999 and in 2001 following the merger of Glaxo Wellcome and SmithKline Beecham and acquisition of Block Drug. These plans are to be implemented over the period to 2004. Costs recognised as a provision, principally in respect of identified severances at sites where it has been announced that manufacturing activities will cease, are expected to be incurred mainly between 2002 and 2004. Costs of asset write-downs have been recognised as an impairment of fixed assets.

The Group has recognised costs in 2000 and 2001 in respect of plans for the integration of the Glaxo Wellcome and SmithKline Beecham businesses. Additional costs will be incurred as implementation of the integration following the merger continues. Costs recognised as a provision, principally in respect of the programme to encourage staff to convert Glaxo Wellcome or SmithKline Beecham share options into GlaxoSmithKline share options and in respect of identified severances, are expected to be incurred in 2002 and 2003.

The provision for indemnified disposal liabilities relates to indemnities granted to third parties in respect of operations disposed of in prior years, including provisions, indemnities and purchase price adjustments in respect of the exit from the Healthcare Services businesses.

Provisions for legal and other disputes and other matters include amounts relating to US anti-trust, product liability, contract terminations, self-insurance, environmental clean-up and property rental.

The amounts provided include the Directors' best estimates of obligations arising from quantified and unquantified claims based on their current knowledge and after taking appropriate legal advice. The outcome of all legal claims and other matters in which GlaxoSmithKline is involved cannot be assured until a final judgement has been given or settlement reached. However, the Directors, having taken appropriate legal advice, do not expect GlaxoSmithKline's liability for such matters, after taking into account provisions, tax benefits and insurance, to have a material adverse effect on its financial condition, results of its operations or cash flows.

GlaxoSmithKline is involved in a number of legal and other disputes (including notification of possible claims) where, because of the early stage of the matter, no reliable estimate of the outcome can be made. Accordingly no provision has been recorded for these matters.

It is in the nature of the Group's business that a number of these matters may be the subject of negotiation and litigation over several years. The largest individual amounts provided are expected to be settled within one or two years.

For a discussion of litigation issues, refer to 'Legal proceedings' in Note 30.

24 Contingent liabilities

Contingent liabilities, comprising warranties, discounted bills, performance guarantees and other items arising in the normal course of business, amounted at 31st December 2001 to £90 million (2000 – £42 million).

25 Net debt

	2001 £m	2000 £m
Liquid investments	**1,415**	2,138
Cash at bank	**716**	1,283
	2,131	3,421
Loans and overdrafts due within one year:		
Bank loans and overdrafts	**(307)**	(447)
Commercial paper	**(1,269)**	(1,599)
Eurobonds and Medium-Term notes	**(542)**	(221)
Obligations under finance leases	**(2)**	(2)
Other loans	**(4)**	(12)
	(2,124)	(2,281)
Loans due after one year:		
Bank loans	**(11)**	(4)
Eurobonds and Medium-Term notes	**(2,059)**	(1,644)
Loan Stock	**(16)**	(18)
Obligations under finance leases	**(12)**	(14)
Other loans	**(10)**	(71)
	(2,108)	(1,751)
Net debt	**(2,101)**	(611)

At the balance sheet date the Group's liquid investments had an aggregate market value of £1,418 million (2000 – £2,142 million).

Loans and overdrafts due within one year

Commercial paper comprises a US$10 billion programme, of which £1,269 million was in issue at 31st December 2001 (at 31st December 2000 – £1,599 million), backed up by committed facilities of 364 days duration of £968 million, renewable annually, and liquid investments of £874 million.

The weighted average interest rate on commercial paper borrowings at 31st December 2001 was 2.1 per cent. The weighted average interest rate on other loans and overdrafts due within one year of 31st December 2001 was 6.1 per cent.

Loans due after one year

In December 2001 a £1 billion fixed rate 5.25 per cent 32 year bond was issued under a new £5 billion European Medium Term programme.

Loans due after one year are repayable over various periods as follows:

	2001 £m	2000 £m
Between one and two years	**11**	646
Between two and three years	**116**	3
Between three and four years	**140**	144
Between four and five years	**843**	936
After five years	**998**	22
	2,108	1,751

The loans repayable after five years carry interest at effective rates between 3.81 per cent and 5.25 per cent. The repayment dates range from 2007 to 2033.

25 **Net debt** continued

Secured loans

Loans amounting to £13 million (2000 – £45 million) are secured by charges on fixed and current assets.

Finance lease obligations	**2001 £m**	2000 £m
Rental payments due within one year	**2**	2
Rental payments due between one and two years	**2**	13
Rental payments due between two and three years	**1**	1
Rental payments due between three and four years	**1**	–
Rental payments due between four and five years	**1**	–
Rental payments due after five years	**7**	–
Total future rental payments	**14**	16
Future finance charges	**–**	–
Total finance lease obligations	**14**	16

Financial instruments

Further information is given in Note 32.

26 Commitments

Capital commitments	**2001 £m**	2000 £m
Contracted for but not provided in the accounts		
Intangible fixed assets	**1,103**	546
Tangible fixed assets	**298**	312
Acquisition of Block Drug	**–**	832
	1,401	1,690

A number of commitments were made in 2001 under licensing and other agreements, principally with Shionogi, Neurocrine, Tanabe, Bayer and Roche. Payments become due if future 'milestones' are achieved. As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally the closer the product is to marketing approval the greater the possibility of success.

Commitments under operating leases to pay rentals for the next year	**2001 £m**	2000 £m
Operating leases on land and buildings which expire:		
In one year or less	**5**	8
Between one and five years	**18**	30
After five years	**51**	39
	74	77
Operating leases on plant, equipment and vehicles which expire:		
In one year or less	**4**	14
Between one and five years	**27**	38
	31	52

Commitments under operating leases to pay rentals in future years		
2002	**105**	129
2003	**89**	97
2004	**79**	75
2005	**69**	51
2006	**59**	43
2007 and thereafter	**241**	208
	642	603

27 Share capital and share premium account

	Redeemable preference shares of £1 each		Ordinary Shares of 25p each		Share premium account
	Number	£m	Number	£m	£m
Share capital authorised					
At 31st December 2000	50,000	–	9,999,800,000	2,500	
At 31st December 2001	–	–	10,000,000,000	2,500	
Share capital issued and fully paid					
Share capital issued prior to scheme of arrangement	50,000	–	8	–	–
Share capital issued under scheme of arrangement	–	–	6,222,462,894	1,556	–
Share capital issued under share option schemes	–	–	3,199,272	–	30
At 31st December 2000	50,000	–	6,225,662,174	1,556	30
Share capital redeemed at par	(50,000)	–	–	–	–
Share capital issued under share option schemes	–	–	17,878,815	4	140
Share capital purchased and cancelled	–	–	(70,575,000)	(17)	–
At 31st December 2001	–	–	6,172,965,989	1,543	170

	Number (000)
Number of shares issuable under outstanding options (Note 33)	
At 31st December 2000	66,706
At 31st December 2001	155,078
Number of unissued shares not under option	
At 31st December 2000	3,707,432
At 31st December 2001	3,671,956

The redeemable preference shares were redeemed by the company on 31st August 2001.The nominal amount of these redeemable preference shares was converted into 200,000 ordinary shares of 25 pence each resulting in authorised share capital at 31st December 2001 of 10 billion ordinary shares of 25 pence each.

On 23rd October 2001, GlaxoSmithKline announced plans to invest up to £4 billion buying its shares on the market. The programme covers purchases by the company's employee trusts relating to share option grants and other share based incentives. It also covers purchases by the company of shares for cancellation and in total £2 billion was spent in 2001. The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors. As at 6th March 2002 a further 8,335,000 shares had been purchased and cancelled at a cost of £145 million.

For details of substantial shareholdings refer to Substantial shareholdings (page 147).

28 Non-equity minority interest

SB Holdings Corporation (SBH Corp), a subsidiary incorporated in Delaware, USA, has in issue $500 million of Flexible Auction Market Preferred Stock (Flex AMPS), comprising 5,000 shares of $100,000 each, issued in six series. The dividend on half of these shares was fixed on issuance in 1996 for a seven year period. The dividend on the other half was fixed for a five year period which ended during 2001 and now varies, predominately with prevailing interest rates, and is set every seven weeks at an auction at which the shares are also traded.

SBH Corp also has in issue $400 million of Auction Rate Preference Stock (ARPS), comprising 4,000 shares of $100,000 each, issued in five series, the dividend on which also varies under conditions similar to the Flex AMPS described above.

During February and March 2001 SmithKline Beecham Corporation (SB Corp), a subsidiary incorporated in Pennsylvania, USA, repaid $650 million of ARPS, comprising 1,300 shares of $500,000 each, issued in eight series.

Together, the ARPS and the Flex AMPS constitute the preference shares, which represent the non-equity minority interest.

SmithKline Beecham plc in certain circumstances guarantees payment of dividends declared on the preference shares. SmithKline Beecham plc has also agreed with SBH Corp that in certain circumstances it will provide support to SBH Corp in relation to the principal. However, any guarantee or support is limited so that in no circumstances could the holder of preference shares be in a more favourable position than had they been a holder of a preference share in SmithKline Beecham plc. The preference shares represent a long-term non-equity minority interest in the Group balance sheet in accordance with FRS 4 'Capital Instruments'.

29 Reserves

	Other reserves £m	Profit and loss account £m	Total £m
At 31st December 1998	1,537	1,370	2,907
Goodwill written back	–	335	335
Exchange movements	–	(267)	(267)
UK tax on exchange movements	–	(44)	(44)
Shares issued	164	–	164
Profit attributable to shareholders	–	2,859	2,859
Dividends	–	(2,005)	(2,005)
Revaluation of goodwill due to exchange	–	(34)	(34)
At 31st December 1999	1,701	2,214	3,915
Goodwill written back	–	2	2
Exchange movements	–	(23)	(23)
UK tax on exchange movements	–	16	16
Shares issued	148	–	148
Profit attributable to shareholders	–	4,154	4,154
Dividends	–	(2,097)	(2,097)
Revaluation of goodwill due to exchange	–	10	10
At 31st December 2000	1,849	4,276	6,125
Goodwill written back	–	356	356
Exchange movements	–	(151)	(151)
Shares purchased for cancellation	17	(1,274)	(1,257)
Profit attributable to shareholders	–	3,059	3,059
Dividends	–	(2,356)	(2,356)
Revaluation of goodwill due to exchange	–	28	28
At 31st December 2001	1,866	3,938	5,804

Goodwill arising on acquisitions before 1st January 1998 which has been written off against other reserves amounts to £6,180 million, including goodwill of £4,840 million previously held as a goodwill reserve which was offset against other reserves in 1998. The goodwill written back in 2001 relates primarily to the disposals of Affymax and part of the Group's holding in Quest Diagnostics, Inc. Goodwill denominated in local currencies which is subject to revaluation amounted to £297 million at 31st December 2001.

Goodwill on acquisitions after 1st January 1998 has been capitalised, in accordance with the accounting policy set out in Note 2.

Exchange movements taken to reserves in 2001 include losses of £114 million (2000 – losses £84 million, 1999 – gains £113 million) on foreign currency loans less deposits, losses of £9 million (2000 – gains £71 million, 1999 – losses £414 million) on the retranslation of net assets and losses of £28 million (2000 – losses £10 million, 1999 – gains £34 million) on goodwill eliminated against reserves.

Exchange adjustments debited to reserves amount cumulatively to £1,298 million.

Other reserves include the merger reserve created on the merger of Glaxo Wellcome and SmithKline Beecham amounting to £1,561 million at 31st December 2001 (2000 – £1,561 million; 1999 – £1,413 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £17 million at 31st December 2001 (2000 – £nil).

Total reserves amounted to £5,804 million at 31st December 2001 (2000 – £6,125 million; 1999 – £3,915 million), of which £718 million (2000 – £nil; 1999 – £nil) relates to the company, £5,025 million (2000 – £6,097 million; 1999 – £3,893 million) relates to subsidiary undertakings and £61 million (2000 – £28 million; 1999 – £22 million) relates to joint ventures and associated undertakings.

The profit of GlaxoSmithKline plc for the year was £4,331 million (6th December 1999 to 31st December 2000 – £nil), which after dividends of £2,356 million (6th December 1999 to 31st December 2000 – £nil), gave a retained profit of £1,975 million (6th December 1999 to 31st December 2000 – £nil). After the cost of shares purchased for cancellation of £1,274 million (6th December 1999 to 31st December 2000 – £nil) the profit and loss account reserve at 31st December 2001 stood at £701 million (2000 – £nil).

30 Legal proceedings

The Group is involved in various legal and administrative proceedings considered normal to its business, principally intellectual property cases, product liability, and governmental investigations, the most significant of which are described below.

Intellectual property

In the USA a number of distributors of generic drugs have filed applications with the US Food and Drug Administration ('FDA') to market generic versions of *Paxil/Seroxat* (paroxetine hydrochloride), prior to the expiration in 2006 of the Group's patent on paroxetine hydrochloride hemihydrate. In response, the Group has filed actions against all those distributors for infringement of various of the Group's patents.

In July 1998 GlaxoSmithKline filed an action against Apotex in the US District Court for the Northern District of Illinois for infringement of one of the Group's patents for paroxetine hydrochloride. Apotex had filed an Abbreviated New Drug Application ('ANDA') with the FDA seeking approval to introduce a generic form of *Paxil*. No trial date has been set.

In June 1999 the Group filed an action against Geneva Pharmaceuticals, a subsidiary of Novartis Pharmaceuticals, in the US District Court for the Eastern District of Pennsylvania for infringement of the Group's patents for paroxetine hydrochloride following notice of Geneva's ANDA filing. That case has been consolidated with similar infringement actions against other generic companies that subsequently filed ANDAs. Additional infringement actions have been brought based on patents issued subsequent to the original filing, and the cases have been consolidated. The Group also filed an action against Apotex relating to certain of those new patents in the Eastern District of Pennsylvania. The parties to this consolidated action are seeking agreement on a discovery schedule.

In March 2000 GlaxoSmithKline filed an action against Pentech in the US District Court for the Northern District of Illinois for infringement of the Group's patents for paroxetine hydrochloride. Pentech filed an ANDA for a capsule version of *Paxil*, asserting that its compound and presentation do not infringe the Group's patents or that the patents are invalid. Even if the US FDA were to approve the Pentech ANDA, GlaxoSmithKline believes that the Pentech capsule would not be substitutable for *Paxil* tablets. Discovery is continuing in this case.

In October 2000 GlaxoSmithKline filed an action against Synthon in the US District Court for the Middle District of North Carolina for infringement of the Group's patents for paroxetine hydrochloride and paroxetine mesylate. Synthon had filed a 505(b)(2) application (a 'paper NDA') with the US FDA using paroxetine mesylate, a different salt form of paroxetine than that used in the marketed form of *Paxil*. Even if the US FDA approves the Synthon application, GlaxoSmithKline believes the Synthon compound would not be substitutable for *Paxil*. No trial date has been set.

Following the expiration of the data exclusivity period in Europe, a marketing authorisation was issued to Synthon by regulatory authorities in Denmark for paroxetine mesylate, a different salt form of paroxetine hydrochloride than that used in the marketed form of *Seroxat/Paxil*. Authorisations have been granted in six other European countries under the mutual recognition process and are under assessment in others. The Group has initiated litigation challenging the approval by the Danish Medicines Agency on grounds than an authorisation should not have been granted under the abridged procedure as paroxetine mesylate is not essentially similar to *Seroxat*.

Marketing authorisations have also been issued in eight European countries for products containing paroxetine hydrochloride anhydrate, another variant of the Group's product. Generic products containing the anhydrate are now on the market in Germany, Austria and Denmark. GlaxoSmithKline believes that marketing of either a paroxetine hydrochloride anhydrate product or a paroxetine mesylate product by third parties in European countries infringes its patents and is vigorously litigating its position in actions in many European countries.

In May 2001 Geneva Pharmaceuticals commenced an action in the US District Court for the Eastern District of Virginia over four patents recently issued to GlaxoSmithKline covering clavulanic acid, a key ingredient in *Augmentin* and *Timentin*. Geneva has asked the court to declare the new patents, which expire in 2017 and 2018, invalid. In August Geneva extended its complaint to cover three additional patents which expire in 2002. A hearing on Geneva's summary judgement motions challenging validity was concluded in October 2001 but the trial judge has not yet issued a decision. Geneva alleges in its suit that it is the holder of a pending ANDA filed in February 2000 by another Novartis subsidiary. Discovery in the case is continuing.

In September 2001 Teva Pharmaceuticals filed a similar action challenging the four recently issued patents and a patent expiring in December 2002 that cover *Augmentin*. The Teva action has been consolidated with the Geneva case. The court has set a May 2002 trial date for the consolidated action. At a December 2001 hearing on Teva's motion for summary judgement the trial judge ruled from the bench, holding that the patent expiring December 2002 is not invalid but that the Group's patent expiring in 2018 is invalid. Teva has since filed a second motion for summary judgement of invalidity of the Group's patents covering *Augmentin* with expiry dates in 2017. The Group continues to believe that the patents expiring in 2017 and 2018 are valid and intends to appeal any ruling to the contrary.

Five distributors of generic pharmaceutical products have filed ANDAs for sustained release bupropion hydrochloride tablets (*Wellbutrin SR* and *Zyban*) in the USA, accompanied in each case with a certification of invalidity of the Group's patents. The Group has brought suit against each of the filing parties on grounds of patent infringement. The Group filed suit against ANDRx Pharmaceuticals, the first to file an ANDA, in the US District Court for the Southern District of Florida. In February 2002 the District Court Judge granted ANDRx's summary judgement motion and ruled that its product does not infringe the Group's patents. The Group is appealing that decision. Actions have also been filed against Watson Pharmaceuticals in the US District Court for the Southern District of Ohio, Eon Labs Manufacturing in the US District Court for the Eastern District of New York, Impax Laboratories in the US District Court for the Northern District of California and Excel in the US District Court for the New Jersey District. The Watson case has been settled. All the remaining cases are still in their early stages.

The Group filed an action for infringement of its patents for cefuroxime axetil, the active ingredient in the Group's *Ceftin* anti-infective product, against Ranbaxy Pharmaceuticals in the US District Court for New Jersey. A preliminary injunction was granted in favour of GlaxoSmithKline. In August 2001 the US Court of Appeals vacated that injunction and remanded the case to the District Court for a full trial on the merits. In January 2002 Ranbaxy announced that the US FDA has approved Ranbaxy's application for its generic version.

The Group has filed a similar action against Apotex, a second distributor of generic pharmaceutical products, in the US District Court for the Northern District of Illinois. That case is still in its early stages.

In August 2001 the Group commenced an action in the US District Court for New Jersey against Reddy-Cheminor and Dr. Reddy's Laboratories, alleging infringement of three patents for ondansetron, the active ingredient in *Zofran* tablets. The defendants have filed an ANDA with the US Food and Drug Administration. FDA approval of that ANDA is stayed until the earlier of January 2004 or resolution of the patent infringement litigation. The case is still in its early stages.

Product liability

In 1997 the US Food and Drug Administration became aware of reports of cardiac valvular problems in individuals for whom fenfluramine or dexfenfluramine alone or in combination with phentermine was prescribed as part of a regimen of weight reduction and requested the voluntary withdrawal of fenfluramine and dexfenfluramine from the market. The reports of cardiac valvular problems and the subsequent withdrawal of those products from the market spawned numerous product liability lawsuits filed against the manufacturers and distributors of fenfluramine, dexfenfluramine and phentermine. As one of a number of manufacturers of phentermine, the Group is a defendant in numerous lawsuits in various state and federal district courts in the USA, many of which have been filed as class actions. Most of the lawsuits seek relief including some combination of compensatory and punitive damages, medical monitoring, and refunds for purchases of drugs. In 1997 the Judicial Panel on Multidistrict Litigation issued an order consolidating and transferring all federal actions to the District Court for the Eastern District of Pennsylvania. That court approved a global settlement proposed by defendant Wyeth, which sold fenfluramine and dexfenfluramine. The settlement, subsequently confirmed by the Third Circuit Court of Appeals, does not include any of the phentermine defendants, including the Group. Individual plaintiffs may elect to opt out of the class settlement and pursue their claims individually. Wyeth continues to settle individual state court cases before trial and the Group continues to be dismissed from lawsuits as they are settled by Wyeth.

GlaxoSmithKline has received purported class action and other lawsuits filed in state and federal courts in the USA alleging that paroxetine (the active ingredient in *Paxil*) is addictive and causes dependency and withdrawal reactions. Plaintiffs seek remedies including compensatory and punitive damages and the cost of a fund for medical monitoring. The lawsuits are in their early stages and there has been no determination as to whether any of the lawsuits will be permitted to proceed as class actions.

In the last decade there has been litigation against the manufacturers of Prozac and other SSRI products for homicidal or suicidal behaviour exhibited by users of their products. The Group has received some such claims and lawsuits with respect to *Paxil*. None of these are or purport to be class actions.

Following a report from the Yale Haemorrhagic Stroke Project that suggested an association between first use of phenylpropanolamine ('PPA') decongestant and haemorrhagic stroke, the Group and most other manufacturers voluntarily withdrew consumer healthcare products in which PPA was an active ingredient.

Since the PPA product withdrawal the Group has received numerous personal injury and class action lawsuits filed in state and federal courts alleging personal injury or increased risk of injury from use of products containing PPA and unfair and deceptive business practices. Plaintiffs seek remedies including compensatory and punitive damages, medical monitoring and refunds. The federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Washington. The lawsuits are in their early stages and there has been no determination as to whether any of the lawsuits will be permitted to proceed as class actions.

In August 2001 Bayer AG withdrew *Baycol* (cerivastatin sodium) worldwide in light of reports of adverse events, including deaths, involving rhadomyolysis. GlaxoSmithKline had participated in the marketing of *Baycol* in the USA pursuant to a co-promotion agreement with Bayer which was the licence holder and manufacturer of the product. Following the withdrawal, Bayer and GlaxoSmithKline have received numerous lawsuits filed in state and federal courts in the USA on behalf of both individual and putative classes of former *Baycol* users. A number of the suits allege that the plaintiffs suffered personal injuries, including rhadomyolysis, from the use of *Baycol*. Others claim that persons who took *Baycol*, although not injured, may be at risk of future injury or may have suffered economic damages from purchasing and using *Baycol*. Plaintiffs seek remedies including compensatory, punitive and statutory damages and creation of funds for medical monitoring. The federal cases have been consolidated in a multidistrict litigation proceeding in the US District Court for the District of Minnesota. The lawsuits are in their very early stages and there has been no determination as to whether any of the lawsuits will be permitted to proceed as class actions.

Following the voluntary withdrawal of *Lotronex* in the USA in November 2000, a number of lawsuits have been filed against the Group in state and federal district courts, including individual personal injury actions and purported class actions asserting product liability and consumer fraud claims. Plaintiffs seek remedies including compensatory, punitive and statutory damages. Most of those actions are at their early stages although tentative trial dates for some cases have been set for 2002.

GlaxoSmithKline, along with a number of other pharmaceutical companies, has been named as a defendant in a number of purported class action and individual personal injury lawsuits in state and federal district courts in the USA alleging that thimerosal, a preservative used in vaccines, causes neurodevelopmental disorders and other injuries. Plaintiffs seek remedies including compensatory, punitive and statutory damages and the cost of a fund for medical monitoring and research. The lawsuits are in their very early stages and there has been no determination as to whether any of the purported class actions will be permitted to proceed as class actions.

Government investigations

GlaxoSmithKline has received subpoenas from the US Attorney's office in Boston, Massachusetts, requesting production of documents for the period from 1991 to the present relating to any repackaging, relabelling or private label arrangements that GlaxoSmithKline has had or discussed with third-party customers during such period. At issue in this civil and criminal investigation is whether the prices charged to such third parties for GlaxoSmithKline products must be counted for Medicaid 'best price' purposes. The Group is providing documents in response to the subpoenas.

GlaxoSmithKline has also received letters from the Centers for Medicare & Medicaid Services (CMS) stating CMS's position that certain of those prices should have been included in Medicaid 'best price' and requesting that GlaxoSmithKline retroactively adjust its 'best price' reports for quarters prior to July 2000 to include those prices.

GlaxoSmithKline is responding to subpoenas from the Office of the Inspector General of the US Department of Health and Human Services, the US Department of Justice and the states of Texas and California in connection with allegations that pharmaceutical companies, including GlaxoSmithKline, have violated federal fraud and abuse laws such as the Federal False Claims Act (and, with respect to Texas and California, comparable state laws) as a result of the way certain drugs are priced and the way the Medicare and Medicaid programmes reimburse for those drugs. In the first quarter of 2002 the Nevada and Montana state attorneys general each filed a civil lawsuit in state court against GlaxoSmithKline and several other drug companies. Each action claims – on behalf of the state as a payer and on behalf of in-state patients as consumers – damages and restitution based on defendants' pricing for an undefined set of pharmaceutical products. In addition private payer class action lawsuits have been filed against GlaxoSmithKline in several federal district courts. Those actions are all in very early stages.

In November 2000 the US Federal Trade Commission staff advised the Group that the staff was conducting a non-public investigation to determine whether the Group was violating Section 5 of the Federal Trade Commission Act by 'monopolizing or attempting to monopolize the market for paroxetine hydrochloride by preventing generic competition to *Paxil* and requested the Group to submit certain information in connection with that investigation. The Group has cooperated with the staff's investigation.

Following public reference to the FTC investigation, four purported consumer class actions have been filed alleging that the Group has monopolised the market for *Paxil*. Treble damages are sought for alleged overcharges flowing from the conduct. The cases are at an early stage with no determination as to whether they will be permitted to proceed as class actions.

Antitrust

Through the US pharmaceutical businesses of both SmithKline Beecham and Glaxo Wellcome, the Group is party to a number of antitrust suits, certain of which have been certified as class actions, instituted by most of the nation's retail pharmacies and consumers in several states, alleging conspiracies in restraint of trade and challenging the pricing practices of the Group. A significant number of other pharmaceutical companies and wholesalers have also been sued in the same or similar litigation. These actions, except for several actions pending in state courts, were consolidated for pre-trial purposes in the US District Court for the Northern District of Illinois. The federal class action component, which includes pharmacies representing approximately two-thirds of total US retail sales volume, was settled by both Glaxo Wellcome and SmithKline Beecham in 1996. Since that time, the Group has entered into other settlements on satisfactory terms. The Group has not engaged in any conspiracy and no admission of wrongdoing was made nor was included in the final agreements.

In August 2001 the US District Court for the District of Massachusetts ruled the Group's patent for nabumetone (*Relafen*) invalid for anticipatory art and inequitable conduct. The Group filed its appeal from that decision in November 2001.

Following the District Court decision, antitrust claims alleging competitive injury and overcharges have been filed by Teva Pharmaceuticals, a generic manufacturer of nabumetone, and purported classes of direct purchasers and payers, respectively, resulting from alleged fraudulent procurement of a patent, wrongful listing of the patent in the FDA Orange Book and prosecution of sham patent infringement litigation. Those cases, filed in US District Courts for the District of Massachusetts and the Eastern District of Pennsylvania between December 2001 and January 2002, are in their early stages.

Commercial matters

Otsuka Pharmaceutical Co., Ltd. initiated arbitration proceedings in December 2001 concerning the Group's unilateral withdrawal of grepafloxacin (*Raxar/Vaxar*) in October 1999 for safety reasons. Otsuka alleges that the product withdrawal and simultaneous public announcement constituted material breaches of the licence and supply agreements. The Group believes the underlying product withdrawal was consistent with the terms of the agreements and that valid defences exist to the claims. An answer will be served during the first quarter of 2002.

SBCL indemnities

In connection with the sale of SmithKline Beecham Clinical Laboratories (SBCL) to Quest Diagnostics, Inc., the Group has agreed to indemnify Quest Diagnostics, on an after-tax basis, with respect to certain liabilities arising from the conduct of the SBCL business prior to closing, including governmental and private claims arising from the US government's investigation into SBCL's billing and marketing practices.

Environmental matters

GlaxoSmithKline has been notified of its potential responsibility relating to past operations and its past waste disposal practices at certain sites, primarily in the USA. Some of these matters are the subject of litigation, including proceedings initiated by the US federal or state governments for waste disposal site remediation costs and tort actions brought by private parties. GlaxoSmithKline has been advised that it may be a responsible party at approximately 25 sites, of which 13 appear on the National Priority List created by the Comprehensive Environmental Response Compensation and Liability Act ("Superfund").

These proceedings seek to require the operators of hazardous waste facilities, transporters of waste to the sites and generators of hazardous waste disposed of at the sites to clean up the sites or to reimburse the government for cleanup costs. In most instances, GlaxoSmithKline is involved as an alleged generator of hazardous waste although there are a few sites where GlaxoSmithKline is involved as a current or former operator of the facility. Although Superfund provides that the defendants are jointly and severally liable for cleanup costs, these proceedings are frequently resolved on the basis of the nature and quantity of waste disposed of at the site by the generator. GlaxoSmithKline's proportionate liability for cleanup costs has been substantially determined for about 20 of the sites referred to above.

GlaxoSmithKline's potential liability varies greatly from site to site. While the cost of investigation, study and remediation at such sites could, over time, be substantial, GlaxoSmithKline routinely accrues amounts related to its share of liability for such matters.

Tax matters

Pending tax matters are described in Note 12.

31 Acquisitions and disposals

Details of the acquisition and disposal of subsidiary and associated undertakings and joint ventures are given below.

2001 Acquisitions	Book values £m	Fair value adjustments £m	Net assets acquired £m	Goodwill capitalised £m	Cost of acquisition £m
Block Drug	491	352	843	–	843
Shionogi joint venture	31	–	31	–	31
Other	13	(8)	5	13	18
	535	344	879	13	892

Block Drug Company, Inc.

In January 2001 the Group acquired Block Drug for a cash consideration of £843 million. The net assets of Block Drug have been incorporated in the accounts at their fair value, as follows:

	Book value £m	Fair value adjustments £m	Net assets acquired £m
Intangible fixed assets	–	608	608
Goodwill	176	(176)	–
Tangible fixed assets	148	(10)	138
Net current assets	182	(59)	123
Provisions	(15)	(11)	(26)
	491	352	843

The fair value adjustment to intangible fixed assets of £608 million reflects the capitalisation of brands.

The Block Drug business has been integrated into the Group during 2001 and so it is not possible to separately identify its post-acquisition cash flows. Turnover and cost of sales of Block Drug products, together with estimated SG&A and R&D expenditure are as follows:

	£m
Turnover	594
Cost of sales	(179)
Gross profit	415
Selling, general and administrative expenditure	(268)
Research and development expenditure	(16)
Operating profit	131

Shionogi joint venture

During 2001 the Group established a joint venture with Shionogi to develop and commercialise a number of compounds contributed by both parties. The Group acquired 50 per cent of the equity share capital for a cash consideration of £31 million, and has committed to make further contributions if certain development milestones are achieved.

Disposals

Quest Diagnostics, Inc.

In May 2001 the Group disposed of 1.5 million shares from its investment in Quest Diagnostics, Inc. for cash proceeds of £124 million, reducing the Group's holding at 31st December 2001 to 23 per cent. After recognising a charge for goodwill previously written off to reserves of £17 million a profit of £96 million was recognised.

Affymax

During 2001 the Group completed the sale of the Affymax business to Affymax Inc., a new holding company, for 2.3 million non-voting preference shares in Affymax Inc. representing a value of $19.6 million (£13.6 million). After recognising a charge for goodwill previously written off to reserves of £299 million a loss of £301 million was made. Disposal costs of £5 million were incurred in completing the sale.

Tagamet

In February 2001 the Group sold Tagamet in Japan to Sumitomo Pharmaceutical Co., Ltd. for a cash consideration of £71 million. After recognising a charge for goodwill previously written off to reserves of £72 million a loss of £1 million was recognised.

Cash flows	Quest Diagnostics £m	Affymax £m	Tagamet £m	Block Drug £m	Shionogi £m	Other £m	Total £m
Cash consideration paid	–	–	–	843	31	18	892
Cash acquired	–	–	–	(45)	–	–	(45)
Net cash payment on acquisitions	–	–	–	798	31	18	847
Net cash proceeds from disposals	124	(5)	71	–	–	–	190

31 Acquisitions and disposals continued

2000 Acquisitions	Book values £m	Fair value adjustments £m	Net assets acquired £m	Goodwill capitalised £m	Cost of acquisition £m
Glaxo Wellcome SA	7	–	7	16	23
Acquisition of other minority interests	2	–	2	–	2
	9	–	9	16	25

Glaxo Wellcome SA

During 2000 the Group acquired a further 8.7 per cent of the Glaxo Wellcome SA (formerly Polfa Poznan SA) in Poland for a cash consideration of £23 million. Goodwill of £16 million was capitalised and is being amortised in line with the initial acquisition in 1998.

Disposals

Affymetrix, Inc.

In May 2000 the Group sold two million shares in Affymetrix, Inc. for cash proceeds of £155 million, realising a profit of £144 million.

SB Clinical Laboratories

A final cash settlement of US$95 million (£62 million) was paid in October 2000 to complete the sale of SB Clinical Laboratories.

Cash flows	SB Clinical Laboratories £m	Affymetrix £m	Glaxo Wellcome SA £m	Other £m	Total £m
Cash consideration paid	–	–	23	2	25
Cash acquired	–	–	–	–	–
Net cash payment on acquisitions	–	–	23	2	25
Net cash proceeds from disposals	(62)	155	–	–	93

1999 Acquisitions	Book values £m	Fair value adjustments £m	Net assets acquired £m	Goodwill £m	Cost of acquisition £m
Amoun Pharmaceuticals Industries Co SAE	11	–	11	61	72
Glaxo Wellcome KK	3	–	3	(3)	–
Quest Diagnostics, Incorporated	(64)	–	(64)	268	204
	(50)	–	(50)	326	276

Amoun Pharmaceuticals Industries Co SAE (APIC)

Glaxo Wellcome Egypt acquired 99.5 per cent of APIC for £72 million in cash with goodwill of £61 million capitalised.

Glaxo Wellcome KK

The Group completed the merger of Nippon Glaxo Limited and Nippon Wellcome KK (NW) to form Glaxo Wellcome KK.

Quest Diagnostics, Inc.

The Group acquired a 29.2 per cent equity interest in Quest as part consideration for the disposal of SB Clinical Laboratories. Of the £268 million goodwill arising, £131 million remained eliminated against reserves and £137 million was capitalised.

Disposals

Diversified Pharmaceutical Services (DPS)

The Group sold DPS for £440 million realising a loss of £635 million for which a provision of £629 million had been made in 1998.

SB Clinical Laboratories

The Group sold SB Clinical Laboratories to Quest for £636 million in cash and an equity interest in Quest valued at £204 million. After costs of £81 million and goodwill written back from reserves of £316 million, no profit or loss was made on the transaction.

Affymetrix, Inc.

The Group sold one million shares in Affymetrix, Inc. for cash proceeds of £41 million, realising a profit of £39 million.

Cash flows	SB Clinical Laboratories £m	DPS £m	Affymetrix £m	APIC £m	Total £m
Cash consideration paid	–	–	–	72	72
Cash acquired	–	–	–	(5)	(5)
Net cash payment on acquisitions	–	–	–	67	67
Net cash proceeds from disposals	599	403	41	–	1,043

32 Financial instruments and related disclosures

Policies

Discussion of the Group's objectives and policies for the management of financial instruments and associated risks is included under Treasury Policies in the Financial Review (page 54).

Investments

The Group holds a number of equity investments, frequently in entities where the Group has entered into research collaborations. The Group seeks to realise the value in these investments, which in part the research collaboration helps to create, and therefore certain of these investments are regarded as available for sale and are accounted for as current asset investments. For the purposes of US GAAP all the investments are classified as available for sale.

The Group has liquid investments, representing funds surplus to immediate operating requirements, which are accounted for as current asset investments. For the purposes of US GAAP the investments are classified as available for sale.

The proceeds from sale of investments classified as available for sale (under US GAAP) in the year ended 31st December 2001 were £1,119 million. The proceeds include the roll-over of liquid funds on short-term deposit. The gross gains and losses reflected in the consolidated profit and loss account in respect of investments classified as available for sale (under US GAAP) were £114 million and £3 million, respectively.

Foreign exchange risk management

The Group has entered into forward foreign exchange contracts in order to swap liquid assets and borrowings into the currencies required for Group purposes. At 31st December 2001 the Group had outstanding contracts to sell or purchase foreign currency having a total notional principal amount of £7,312 million (at 31st December 2000 – £10,531 million). The majority of contracts are for periods of 12 months or less.

At the end of the year the Group had a number of currency swaps in place in respect of medium-term debt instruments.

Borrowings denominated in, or swapped into, foreign currencies which match investments in overseas Group assets are treated as a hedge against the relevant net assets and exchange gains or losses are recorded in reserves.

Interest rate risk management

To manage the fixed/floating interest rate profile of debt, the Group had several interest rate swaps outstanding with commercial banks at 31st December 2001.

Concentrations of credit risk and credit exposures of financial instruments

The Group does not believe it is exposed to major concentrations of credit risk. The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The Group applies Board-approved limits to the amount of credit exposure to any one counterparty and employs strict minimum credit worthiness criteria as to the choice of counterparty.

Fair value of financial assets and liabilities

The table on page 100 presents the carrying amounts under UK GAAP and the fair values of the Group's financial assets and liabilities at 31st December 2001 and 31st December 2000. Debtors and creditors due within one year have been excluded.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

- Equity investments – market value based on quoted market prices in the case of listed investments; market value by reference to quoted prices in the case of material unlisted investments
- Cash at bank – approximates to the carrying amount
- Liquid investments – based on quoted market prices in the case of marketable securities; approximates to the carrying amount in the case of time deposits because of their short maturity
- Short-term loans and overdrafts – approximates to the carrying amount because of the short maturity of these instruments
- Medium-term loans – market value based on quoted market prices in the case of the Eurobonds and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans
- Forward exchange contracts – based on market prices and exchange rates at the balance sheet date
- Currency swaps – based on market valuations at the balance sheet date
- Interest rate instruments – based on market valuations at the balance sheet date
- Debtors and creditors – approximates to the carrying amount
- Provisions – approximates to the carrying amount.

Fair value of investments in own shares

The Group had at 31st December 2001 investments in own shares of £2,936 million (2000 – £2,327million) with a fair value of £3,229 million (2000 – £3,049 million). The difference between the carrying amount and the fair value represents gross unrealised gains of £293 million. These investments are excluded from financial instrument disclosure. The fair value is the market value based on quoted market price.

The shares represent purchases by employee share ownership trusts to satisfy future exercises of options and awards under employee incentive schemes. The purchases are matched against options at pre-determined exercise prices and the gain or loss to be recognised is measured against exercise price rather than market value.

32 Financial instruments and related disclosures continued

Classification and fair values of financial assets and liabilities

The following table sets out the classification of financial assets and liabilities and provides a reconciliation to Group net debt in Note 25. Short-term debtors and creditors have been excluded from financial assets and liabilities. Provisions have been included where there is a contractual obligation to settle in cash.

	At 31.12.01		At 31.12.00	
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Net debt				
Liquid investments	1,415	1,418	2,138	2,142
Cash at bank	716	716	1,283	1,283
Current asset financial instruments	2,131	2,134	3,421	3,425
Sterling notes and bonds	(1,471)	(1,534)	(516)	(571)
	(1,471)	(1,534)	(516)	(571)
US dollar notes and bonds	(729)	(752)	(334)	(335)
Notes and bonds swapped into US dollars	(61)	(53)	(656)	(673)
Currency swaps	–	(8)	–	17
	(790)	(813)	(990)	(991)
Notes and bonds swapped into Yen	(340)	(346)	(377)	(335)
Currency swaps	–	18	–	(24)
	(340)	(328)	(377)	(359)
Other medium-term borrowings	(49)	(49)	(89)	(89)
Other short-term loans and overdrafts	(1,582)	(1,582)	(2,060)	(2,060)
Total borrowings	(4,232)	(4,306)	(4,032)	(4,070)
Interest rate swaps	–	10	–	–
Forward exchange contracts to purchase	–	–	–	4
Forward exchange contracts to sell	–	–	–	52
Total derivative instruments for management of net debt	–	10	–	56
Total net debt	(2,101)	(2,162)	(611)	(589)
Fixed asset equity investments	133	133	133	164
Current asset equity investments	185	531	171	860
Other debtors due after 1 year	329	329	360	360
Other creditors due after 1 year	(110)	(110)	(103)	(103)
Provisions	(105)	(105)	(209)	(209)
Other foreign exchange derivatives	(6)	1	24	9
Auction rate preference shares of subsidiary	–	–	(436)	(436)
Money market preference shares of subsidiary	(276)	(276)	(269)	(269)
Flexible auction rate preference shares of subsidiary	(345)	(355)	(334)	(342)
Total non-equity minority interest	(621)	(631)	(1,039)	(1,047)
Total financial assets and liabilities	(2,296)	(2,014)	(1,274)	(555)
Total financial assets	2,778	3,138	4,109	4,874
Total financial liabilities	(5,074)	(5,152)	(5,383)	(5,429)

Currency swaps have been presented alongside the underlying principal instrument. The carrying amounts of these instruments have been adjusted for the effect of the currency swaps acting as hedges.

The difference between the carrying amount and the fair value of equity (fixed and current assets) and liquid investments represents gross unrealised gains of £346 million and £3 million, respectively.

32 Financial instruments and related disclosures continued

Currency and interest rate risk profile of financial liabilities

Financial liabilities, after taking account of currency and interest rate swaps, are analysed below.

Total financial liabilities comprise total borrowings of £4,232 million (2000 – £4,032 million), other creditors due after one year of £110 million (2000 – £103 million), provisions of £105 million (2000 – £209 million) and non-equity minority interest preference shares of £621 million (2000 – £1,039 million) but exclude foreign exchange derivatives of £6 million (2000 – £nil). Creditors due within one year have been excluded.

The benchmark rate for determining interest payments for all floating rate financial liabilities in the tables below is LIBOR.

	Fixed rate				Non-interest bearing		
At 31st December 2001 Currency	£m	Average interest rate %	Average years for which rate is fixed	Floating rate £m	£m	Average years to maturity	**Total £m**
US dollars	516	6.1	3.2	2,291	131	1.2	**2,938**
Sterling	1,471	6.5	22.5	45	25	1.3	**1,541**
Euro	4	7.9	1.0	45	19	0.4	**68**
Japanese Yen	340	0.5	1.4	3	1	15.0	**344**
Other currencies	–	–	–	134	43	0.2	**177**
	2,331	5.5	15.1	2,518	219	1.0	**5,068**

	Fixed rate				Non-interest bearing		
At 31st December 2000 Currency	£m	Average interest rate %	Average years for which rate is fixed	Floating rate £m	£m	Average years to maturity	Total £m
US dollars	668	6.1	3.2	2,486	266	2.4	3,420
Sterling	498	8.8	4.9	–	23	2.9	521
Euro	3	5.3	0.4	425	10	2.5	438
Japanese Yen	494	0.6	2.3	211	35	3.5	740
Other currencies	46	9.5	2.4	209	9	1.1	264
	1,709	5.4	3.4	3,331	343	2.5	5,383

Currency and interest rate risk profile of financial assets

Total financial assets comprise fixed asset equity investments of £133 million (2000 – £133 million), current asset equity investments of £185 million (2000 – £171 million), liquid investments of £1,415 million (2000 – £2,138 million), cash at bank of £716 million (2000 – £1,283 million), and debtors due after one year of £329 million (2000 – £360 million) but exclude foreign exchange derivatives of £nil (2000 – £24 million). Debtors due within one year have been excluded.

At 31st December 2001 Currency	Fixed rate £m	Floating rate £m	Non-interest bearing £m	**Total £m**
US dollars	404	1,050	406	**1,860**
Sterling	18	17	66	**101**
Euro	60	168	96	**324**
Japanese Yen	7	14	19	**40**
Other currencies	173	254	26	**453**
	662	1,503	613	**2,778**

At 31st December 2000 Currency	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m
US dollars	354	1,588	360	2,302
Sterling	58	1,108	48	1,214
Euro	84	147	53	284
Japanese Yen	3	–	13	16
Other currencies	66	165	38	269
	565	3,008	512	4,085

32 Financial instruments and related disclosures continued

Currency exposure of net monetary assets/(liabilities)

The Group's currency exposures that give rise to net currency gains and losses that are recognised in the profit and loss account arise principally in companies with sterling functional currency. Monetary assets and liabilities denominated in overseas functional currency, and borrowings designated as a hedge against overseas net assets, are excluded from the table below.

At 31st December 2001

Net monetary assets/(liabilities) held in non-functional currency	Functional currency of Group operation					
	Sterling £m	US$ £m	Euro £m	Yen £m	Other £m	**Total £m**
Sterling	–	(80)	5	(1)	(10)	**(86)**
US dollars	329	–	85	–	63	**477**
Euro	147	7	–	–	(1)	**153**
Japanese Yen	13	–	(2)	–	–	**11**
Other	88	3	1	–	–	**92**
	577	(70)	89	(1)	52	**647**

At 31st December 2000

Net monetary assets/(liabilities) held in non-functional currency	Functional currency of Group operation					
	Sterling £m	US$ £m	Euro £m	Yen £m	Other £m	Total £m
Sterling	–	(50)	(50)	(1)	(30)	(131)
US dollars	170	–	3	(1)	19	191
Euro	7	10	–	–	2	19
Japanese Yen	(27)	1	(1)	–	–	(27)
Other	(39)	10	(9)	–	–	(38)
	111	(29)	(57)	(2)	(9)	14

Maturity of financial liabilities	Debt £m	Finance leases £m	Non-equity minority interests £m	Other £m	**Total 2001 £m**	Total 2000 £m
Within one year or on demand	2,122	2	449	29	**2,602**	3,161
Between one and two years	9	2	172	85	**268**	704
Between two and five years	1,096	3	–	84	**1,183**	1,447
After five years	991	7	–	17	**1,015**	71
	4,218	14	621	215	**5,068**	5,383

Hedges			**2001**
	Gains £m	Losses £m	**Net £m**
Unrecognised gains and losses at the beginning of the year	153	(119)	**34**
Gains and losses arising in previous years and recognised in the year	(135)	91	**(44)**
Gains and losses arising before the beginning of the year and still unrecognised at the end of the year	18	(28)	**(10)**
Unrecognised gains and losses arising in the year	38	(1)	**37**
Total unrecognised gains and losses at the end of the year	56	(29)	**27**
Expected to be recognised within one year	24	(20)	**4**
Expected to be recognised after one year	32	(9)	**23**
Total unrecognised gains and losses at the end of the year	56	(29)	**27**

Committed facilities

The Group has committed facilities to back up the commercial paper programme of £968 million (2000 – £940 million) of 364 days duration renewable annually.

33 Employee share schemes

The Group operates share option schemes, whereby options are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at the grant price, and share award schemes, whereby awards are granted to employees to acquire shares or ADSs in GlaxoSmithKline plc at no cost, subject to the achievement of performance targets. The details given below relate to schemes operated by GlaxoSmithKline in 2001 and separately by Glaxo Wellcome and SmithKline Beecham up to the date of the merger, which became schemes of GlaxoSmithKline on the merger. Each Glaxo Wellcome option outstanding at the date of the merger was converted into one GlaxoSmithKline option. Each SmithKline Beecham share option was converted into 0.4552 of a GlaxoSmithKline share option and each SmithKline Beecham ADS option was converted into 1.138 GlaxoSmithKline ADS options, with corresponding adjustments to the grant price.

GlaxoSmithKline share option schemes

The Group operates share option schemes and savings-related share option schemes. Grants under share options schemes are normally exercisable between three and ten years from the date of grant. Grants under savings-related share option schemes are normally exercisable after three years' saving.

Options under the share option schemes are normally granted at the market price ruling at the date of grant. In accordance with UK practice, the majority of options under the savings-related share option schemes are granted at a price 20% below the market price ruling at the date of grant.

Options outstanding at 31st December 2001	Share option schemes – shares		Share option schemes – ADSs		Savings-related share option schemes	
	Number (000)	Weighted exercise price	Number (000)	Weighted exercise price	Number (000)	Weighted exercise price
At 27th December 2000:						
Converted from GW options	106,748	£13.87	–	–	8,397	£12.34
Converted from SB options	35,122	£12.81	37,962	$44.10	–	–
Options exercised	(4,275)	£11.18	–	–	(62)	£11.17
Options cancelled	–	–	–	–	(59)	£13.41
At 31st December 2000	137,595	£13.68	37,962	$44.10	8,276	£12.34
Options granted	67,763	£17.98	42,034	$51.82	4,443	£14.12
Options exercised	(21,332)	£10.36	(4,705)	$13.06	(3,075)	£8.48
Options cancelled	(4,090)	£14.68	(1,466)	$52.40	(1,444)	£15.90
At 31st December 2001	179,936	£15.67	73,825	$50.31	8,200	£14.13
Range of exercise prices	£3.61 –	£19.77	$11.68 –	$61.35	£13.27 –	£16.48

In order to encourage employees to convert options held over Glaxo Wellcome or SmithKline Beecham shares or ADSs into those over GlaxoSmithKline shares or ADSs, a programme was established to give an additional cash benefit of ten per cent of the exercise price of the original option provided that the employee does not voluntarily leave the Group for two years from the date of the merger and does not exercise the option before the earlier of six months from the expiry date of the original option and two years from the date of the merger.

Options outstanding at 31st December 2001	Share option schemes – shares			Share option schemes – ADSs			Savings-related share option schemes		
Year of grant	Number (000)	Weighted exercise price	Latest exercise date	Number (000)	Weighted exercise price	Latest exercise date	Number (000)	Weighted exercise price	Latest exercise date
1992	1,163	£7.33	27.11.02	346	$17.42	27.11.02	–	–	–
1993	1,011	£5.26	01.12.03	283	$12.97	24.11.03	–	–	–
1994	4,603	£5.18	22.11.04	1,823	$14.64	22.11.04	–	–	–
1995	6,835	£7.12	21.11.05	1,176	$21.74	15.11.05	–	–	–
1996	7,644	£8.42	01.12.06	1,645	$27.69	21.11.06	–	–	–
1997	12,361	£11.62	13.11.07	5,456	$40.33	13.11.07	–	–	–
1998	25,247	£16.90	23.11.08	10,781	$54.32	23.11.08	289	£14.29	31.05.02
1999	26,247	£18.16	03.12.09	10,294	$60.16	24.11.09	2,548	£13.27	31.05.03
2000	28,934	£14.88	11.09.10	569	$58.32	09.08.10	920	£16.48	31.05.04
2001	65,891	£18.09	28.11.11	41,452	$51.83	28.11.11	4,443	£14.12	31.05.05
Total	179,936	£15.67		73,825	$50.31		8,200	£14.13	

All of the above options are exercisable, except 28,444,000 options over shares granted in 2000, all options over shares and ADSs granted in 2001 and the savings-related share options granted in 1999, 2000 and 2001.

There has been no change in the effective exercise price of any outstanding options during the year. No further options were granted between 31st December 2001 and 6th March 2002.

33 Employee share schemes continued

Options exercisable	Share option schemes – shares		Share option schemes – ADSs		Savings-related share option schemes	
	Number (000)	Weighted exercise price	Number (000)	Weighted exercise price	Number (000)	Weighted exercise price
At 31st December 1999 – GW	19,401	£7.03	–	–	1,969	£5.96
– SB	38,217	£3.22	16,693	$30.82	–	–
At 31st December 2000 – GSK	106,805	£13.36	37,962	$44.10	2,358	£6.73
At 31st December 2001 – GSK	85,601	£14.10	32,373	$48.36	289	£14.29

GlaxoSmithKline share award schemes

The Group operates a Performance Share Plan whereby awards are granted to Directors and senior staff at no cost. The percentage of each award that vests is based upon the performance of GlaxoSmithKline over a three year measurement period. The performance conditions consist of two parts, each of which applies to 50 per cent of the award. The first part of the condition compares GlaxoSmithKline's Total Shareholder Return (TSR) over the period with the TSR of companies in the UK FTSE 100 Index over the same period. The second part of the performance condition compares GlaxoSmithKline's earnings per share growth to the increase in the UK Retail Price Index over the three year performance period.

Number of shares and ADSs issuable	Shares Number (000)	ADSs Number (000)
At 27th December 2000		
Converted from Glaxo Wellcome awards	2,111	–
Converted from SmithKline Beecham awards	1,623	1,386
Awards exercised	(243)	–
At 31st December 2000	3,491	1,386
Awards granted	1,778	1,042
Awards exercised	(2,016)	(598)
Awards cancelled	(72)	(70)
At 31st December 2001	3,181	1,760

Of the above awards, 39,000 relating to shares and 4,000 relating to ADSs were exercisable at 31st December 2001.

Employee Share Ownership Trusts

The Group sponsors Employee Share Ownership Trusts to acquire and hold shares in GlaxoSmithKline plc to satisfy awards made under employee incentive plans and options granted under employee share option schemes. The trustees of the Employee Share Ownership Trusts purchase shares on the open market with finance provided by the Group by way of loan or contributions. The expected cost of the obligations to deliver shares under the schemes are normally spread over the periods of service in respect of which the awards and options are granted. An accelerated charge was made in 2000 in respect of the outstanding cost of providing shares for awards and options which became exercisable solely as a result of the merger.

Shares held for share award schemes	2001	2000
Number of shares (000)	**6,701**	6,263
	£m	£m
Nominal value	**2**	2
Cost less amortisation	**58**	–
Market value	**115**	118

Shares held for share option schemes	2001	2000
Number of shares (000)	**180,708**	155,089
	£m	£m
Nominal value	**45**	39
Cost less amortisation	**2,878**	2,327
Market value	**3,114**	2,931

The trustees have waived their rights to dividends on the shares held by the Employee Share Ownership Trusts.

33 Employee share schemes continued

Glaxo Wellcome share option schemes

At the date of the merger, all Glaxo Wellcome options, except for share options granted in 2000 and savings-related share options granted in 1998, 1999 and 2000, became exercisable and performance conditions, where applicable, lapsed.

	Share option schemes		Savings-related share option schemes		Total	
Number of shares issuable under outstanding options	Number (000)	Weighted exercise price	Number (000)	Weighted exercise price	Number (000)	Weighted exercise price
At 31st December 1998	79,187	£10.80	13,062	£7.34	92,249	£10.31
Options granted	16,151	£18.43	3,105	£13.27	19,256	£17.59
Options exercised	(11,034)	£7.26	(4,072)	£5.92	(15,106)	£6.90
Options cancelled	(1,290)	£11.62	(677)	£11.97	(1,967)	£11.74
At 31st December 1999	83,014	£12.74	11,418	£9.18	94,432	£12.31
Options granted	35,989	£14.81	2,112	£16.48	38,101	£14.91
Options exercised	(7,956)	£7.77	(4,801)	£6.72	(12,757)	£7.38
Options cancelled	(4,299)	£12.53	(332)	£11.36	(4,631)	£12.44
Converted to GlaxoSmithKline options	(106,748)	£13.87	(8,397)	£12.34	(115,145)	£13.76
At 31st December 2000	–	–	–	–	–	–

Glaxo Wellcome share award schemes

Glaxo Wellcome operated a Long Term Incentive Plan and, between 1996 and 1998, an Annual Incentive Plan. The Long Term Incentive Plan granted awards over shares to Directors and senior staff at a nominal cost. The percentage of each award that vested was based on the performance of Glaxo Wellcome over a three-year period. The Annual Incentive Plan was a performance bonus consisting of a basic award of shares and a matching award with a three-year retention period. As a result of the merger the awards under the Long Term Incentive Plan became payable in full and the retention period of the Annual Incentive Plan lapsed.

Number of shares issuable under share award schemes	Number (000)
At 31st December 1998	2,672
Awards granted	695
Awards exercised	(958)
Awards cancelled	(45)
At 31st December 1999	2,364
Awards granted	826
Awards exercised	(790)
Awards cancelled	(289)
Converted to GlaxoSmithKline awards	(2,111)
At 31st December 2000	–

33 Employee share schemes continued

SmithKline Beecham share option schemes

At the date of the merger, all SmithKline Beecham share options became exercisable.

Number of shares and ADSs issuable under outstanding options	Shares Number (000)	Shares Weighted exercise price	ADSs Number (000)	ADSs Weighted exercise price
At 31st December 1998	95,562	£4.40	39,127	$37.59
Options granted	22,419	£8.12	9,816	$65.51
Options exercised	(14,526)	£2.88	(4,752)	$23.92
Options cancelled	(3,026)	£3.79	(1,792)	$37.30
At 31st December 1999	100,429	£5.47	42,399	$45.59
Options granted	1,448	£8.28	560	$67.00
Options exercised	(20,951)	£4.30	(8,055)	$30.09
Options cancelled	(3,769)	£5.71	(1,545)	$35.16
Converted to GlaxoSmithKline options	(77,157)	£5.83	(33,359)	$50.18
At 31st December 2000	–	–	–	–

SmithKline Beecham Mid-Term Incentive Plan

SmithKline Beecham adopted the Mid-Term Incentive Plan (MTIP) in 1996. Participations in the MTIP were granted annually to senior staff in SmithKline Beecham, designating a target number of shares for each participant based on job grade. Following a three-year measurement period, the R&N Committee reviewed SmithKline Beecham's total shareholder return relative to the other companies comprising the FTSE 100 Index, and made a final award of a proportion of the target number of shares, up to 100 per cent, depending on performance. The first two measurement periods ended on 31st December 1998 and 1999 and, 100 per cent and 97 per cent, respectively, of the target number of shares was awarded. Receipt of the award could be deferred, in which case the shares remained in the MTIP. As a result of the merger all outstanding awards became payable at 100 per cent of the target number of shares at the end of each three-year cycle.

Number of shares issuable under the Mid-Term Incentive Plan	Shares Number (000)	ADSs Number (000)
At 31st December 1998	4,574	1,289
Awards granted	1,241	380
Awards exercised	(783)	(148)
Awards cancelled	(196)	(39)
At 31st December 1999	4,836	1,482
Awards granted	124	24
Awards exercised	(1,224)	(259)
Awards cancelled	(170)	(29)
Converted to GlaxoSmithKline awards	(3,566)	(1,218)
At 31st December 2000	–	–

Option pricing

For the purposes of valuing options to arrive at the stock-based compensation adjustment in the Reconciliation to US accounting principles in Note 36, the Black-Scholes option pricing model has been used. The assumptions used in the model for 2001 and 2000 are as follows:

	2001	2000
Risk-free interest rate	**4.5% – 5.0%**	5.6%
Dividend yield	**1.8% – 1.9%**	2.1%
Volatility	**33%**	36%
Expected lives of options granted under:		
Share option schemes	**5 years**	5 years
Savings related share option schemes	**3 years**	3 years

34 Directors' remuneration

GlaxoSmithKline's policy on Directors' remuneration, together with details of the remuneration received by the Directors in 2001, are given in the Remuneration report.

The Directors were appointed to the Board of the company on 23rd May 2000. They received no remuneration from GlaxoSmithKline plc in 2000, but continued to be remunerated by Glaxo Wellcome plc and SmithKline Beecham plc for their services to those companies. The merger between Glaxo Wellcome and SmithKline Beecham completed on 27th December 2000, at which point Glaxo Wellcome and SmithKline Beecham became subsidiaries of GlaxoSmithKline plc.

Statutory disclosures in respect of Directors' remuneration attributable to Directors of GlaxoSmithKline plc in 2000, in relation to their services to the company and its subsidiaries, from 27th to 31st December 2000, are set out below.

Directors' compensation	2000 £000
Salary and fees	44
Benefits and other emoluments	277
Bonus	30
Total compensation	351

	From date of appointment to 31st December 2000			
Emoluments by individual Director	Salary and fees £000	Benefits and other emoluments £000	Bonus £000	Total £000
Executive Directors				
Dr J P Garnier	11	1	16	28
Mr J D Coombe	7	–	4	11
	18	1	20	39
Non-Executive Directors				
Sir Richard Sykes	14	–	10	24
Sir Roger Hurn	1	–	–	1
Sir Peter Walters	4	275	–	279
Mr P A Allaire	1	–	–	1
Dr M Barzach	–	1	–	1
Mr D C Bonham	–	–	–	–
Sir Christopher Hogg	1	–	–	1
Sir Peter Job	–	–	–	–
Mr J H McArthur	1	–	–	1
Mr D F McHenry	1	–	–	1
Sir Ian Prosser	1	–	–	1
Dr R Schmitz	–	–	–	–
Dr L Shapiro	1	–	–	1
Mr J A Young	1	–	–	1
	26	276	10	312
Total compensation	44	277	30	351

35 Employee costs

	2001 £m	2000 £m	1999 £m
Wages and salaries	**3,664**	3,578	3,408
Social security costs	**344**	383	363
Pension and other post-retirement costs	**228**	244	218
Cost of share-based incentive plans	**147**	197	82
Severance costs arising from integration and restructuring activities	**245**	82	63
Pension and other post-retirement costs arising from integration	**58**	3	–
	4,686	4,487	4,134

The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

The average number of persons employed by the Group (including Directors) during the year	2001 Number	2000 Number	1999 Number
Manufacturing	**37,154**	36,177	41,796
Selling, general and administration	**55,655**	55,365	55,894
Research and development	**15,090**	16,659	16,336
	107,899	108,201	114,026

The average number of Group employees excludes temporary and contract staff. As a consequence of the time it took to complete the merger in 2000 GlaxoSmithKline replaced, where needed, leavers with contractors, and so the year end 2000 level of contractors was disproportionately high. The movement in 2001 compared to 2000 reflects the conversion of some contract employees to permanent employees, redundancies due to merger integration and additional employees from the acquisition of Block Drug.

The numbers of Group employees at the end of each financial year are given in the Financial record (page 140).

Pension and other post-retirement costs	2001 £m	2000 £m	1999 £m
UK pension schemes	**16**	16	9
US pension schemes	**70**	68	72
Other overseas pensions schemes	**57**	105	88
Unfunded post-retirement healthcare schemes	**57**	48	41
Post-employment costs	**28**	7	8
	228	244	218
Analysed as:			
Funded defined benefit/hybrid schemes	**107**	82	81
Unfunded defined benefit schemes	**13**	10	9
Defined contribution schemes	**23**	97	79
Unfunded post-retirement healthcare schemes	**57**	48	41
Post-employment costs	**28**	7	8
	228	244	218
Pension and other post-retirement costs arising from integration	**58**	3	–

Pensions

Group undertakings operate pension arrangements which cover the Group's material obligations to provide pensions to retired employees. These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by State schemes; by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee, or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service. Some defined benefit schemes now also include defined contribution sections and are described as 'hybrid' schemes in the table.

In the majority of cases the contributions to defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries. Formal, independent, actuarial valuations of the Group's main plans are undertaken regularly, normally at least every three years. The assets of funded schemes are generally held in separately administered trusts or are insured. Pension costs for accounting purposes have been assessed in accordance with independent actuarial advice, generally using the projected unit method and by spreading surpluses or deficits over the average expected remaining service lives of the respective memberships.

In certain countries pension benefits are provided on an unfunded basis, some of which are under a scheme administered by a trustee company. Where assets are not held with the specific purpose of matching the liabilities of unfunded schemes, a provision is included within provisions for pensions and other post-retirement benefits. The charge against profits in respect of these benefits is the aggregate of the increase over the year in the assessed liabilities for members still in service and the net movement in provisions set up for pensions in payment. Liabilities are generally assessed annually in accordance with the advice of independent actuaries.

35 Employee costs continued

Throughout 2001 the pension arrangements in the majority of former Glaxo Wellcome companies and former SmithKline Beecham companies continued to be operated separately. However in a few instances, including the USA, the pension arrangements have been merged. Accordingly the following information deals with each set of arrangements separately.

The market value of the assets of the Group's funded defined benefit pension funds at the date of the latest actuarial valuations was £6.7 billion and was sufficient to cover 121 per cent of the benefits that had accrued to members after allowing for future salary and pension increases.

The UK defined benefit pension schemes account for approximately 70 per cent of the Group's plans in asset valuation and projected benefit terms and the US defined benefit pension schemes account for approximately 25 per cent of the Group's plans in asset valuation and projected benefit terms.

UK

In the UK the pension schemes operated for the benefit of former Glaxo Wellcome employees and former SmithKline Beecham employees remain separate. These schemes have now been closed to new entrants and new UK employees are entitled to join a new defined contribution scheme. The relevant assumptions used in calculating the pension costs of the UK defined benefit schemes for accounting purposes are as follows:

	Glaxo Wellcome		SmithKline Beecham	
	2001 % pa	2000 % pa	**2001 % pa**	2000 % pa
Rate of increase of future earnings	**4.0**	4.0	**4.0**	4.8
Discount rate	**8.0**	8.0	**8.0**	8.5
Expected long-term rate of return on investments	**8.0**	8.0	**8.0**	8.5
Expected pension increases	**2.5**	2.5	**2.5**	3.0
UK equity dividend growth	**5.0**	5.0	**5.0**	5.5

The regular cost for the Glaxo Wellcome pension arrangements in 2001 was £54 million, which became a £25 million credit for the accounts, after allowance was made for spreading the surplus disclosed as a level percentage of salary over the expected future working lifetime of the existing members (some 11 years).

The most recent triennial actuarial valuations of the Glaxo Wellcome schemes for funding purposes were carried out as at 31st March 2000. At that date the assets of the schemes represented 133 per cent of the actuarial value of all benefits accrued to members after allowing for future salary and pension increases. The Trustees of the UK pension schemes agreed, at the company's request, to grant various benefit improvements, which included a five per cent enhancement in the entitlement of all beneficiaries. After allowance is made for these improvements, the funding level has fallen to 123 per cent. Following the valuations, company contributions to the schemes remain suspended at least until the next formal valuation and are expected to remain suspended beyond. The total market value of the assets held by the schemes at 31st March 2000 was £3,670 million.

The regular cost for the SmithKline Beecham schemes in 2001 was £22 million, which increased to an accounting cost of £37 million after allowance was made for the spreading of the deficit over the expected future working lifetime of current employees in the scheme (some 11 years). The latest valuation was carried out at 31st December 1999 and at that date the actuarial value of scheme assets represented 90 per cent of the actuarial value of the accrued service liabilities based on the 2001 assumptions. The total market value of assets held by the scheme at 31st December 1999 was £1,077 million.

USA

In the USA the former Glaxo Wellcome and SmithKline Beecham defined benefit and hybrid schemes were merged during the year. The relevant assumptions used in calculating the pension costs for accounting purposes are as follows:

	2001	2000	
	Glaxo-SmithKline % pa	Glaxo Wellcome % pa	SmithKline Beecham % pa
Rate of increase of future earnings	**5.5**	6.0	5.5
Discount rate	**9.5**	6.0	9.5
Expected long-term rate of return on investments	**9.5**	8.0	9.5
US equity dividend growth	**7.75**	n/a	7.75

The regular cost for the US scheme in 2001 was £60 million, which increased to an accounting cost of £63 million after allowance was made for the spreading of the deficit over the expected future working lifetime of current employees in the scheme. The latest valuation was carried out at 1st January 2001 and at that date the actuarial value of scheme assets represented 94 per cent of the actuarial value of the accrued service liabilities. The total market value of assets held by the scheme at 1st January 2001 was £1,644 million.

FRS 17 disclosures

The Group continues to account for pension arrangements in accordance with SSAP 24 'Accounting for Pension Costs'. Under the transitional provisions of FRS 17 'Retirement Benefits' certain disclosures are required on the basis of the valuation methodology adopted by FRS 17. For defined benefit schemes the fair values of pension scheme assets at 31st December 2001 are compared with the future pension liabilities calculated under the projected unit method. The relevant assumptions used for the FRS 17 calculations are as follows:

	UK % pa	USA % pa	Rest of World % pa
Rate of increase of future earnings	4.0	5.5	3.5
Discount rate	6.0	7.25	4.75
Expected pension increases	2.5	n/a	1.0
Cash balance credit/conversion rate	n/a	6.25	n/a
Inflation rate	2.5	3.5	1.5

The expected rates of return on the assets and the fair values of the assets and liabilities of the UK and US defined benefit schemes, together with aggregated data for other defined benefit schemes in the Group at 31st December 2001 are as follows:

	UK		USA		Rest of World		Group
	Expected rate of return %	Fair value £m	Expected rate of return %	Fair value £m	Average expected rate of return %	Fair value £m	Fair value £m
Equities	8.5	3,234	9.5	1,220	7.25	193	4,647
Property	–	–	8.0	54	7.5	3	57
Bonds	5.0	411	7.0	250	5.0	107	768
Other assets	4.5	70	5.0	12	3.25	10	92
Fair value of assets		3,715		1,536		313	5,564
Present value of scheme liabilities		(3,970)		(1,781)		(527)	(6,278)
		(255)		(245)		(214)	(714)
Net value of schemes in surplus		42				24	66
Deferred tax liability		(13)				(7)	(20)
Net value of schemes in deficit		(297)		(245)		(238)	(780)
Deferred tax asset		89		93		95	277
Group total							(457)

The UK defined benefit schemes also have defined contribution sections with account balances totalling £263 million at 31st December 2001. These UK schemes have been closed to new members, and under the projected unit method of valuing the pension scheme liabilities the current service cost will increase as the members of the schemes approach retirement.

The deficits under FRS 17 reflect the different bases for valuing assets and liabilities compared with SSAP 24, including the immediate impact of the fair values of assets at 31st December 2001. As a result of poor stock market performance during 2001, the fair values of assets held by the UK and US pension schemes have fallen by approximately 12 per cent and seven per cent respectively in the year.

The Group also operates a number of unfunded post-retirement healthcare schemes, the principal one of which is in the USA. The liability under FRS 17 for the US scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of seven per cent, reducing by 0.5 per cent per year to five per cent. On this basis the liability for the US scheme has been assessed at £787 million, which reduced to £488 million after taking account of deferred tax.

If the valuation basis above had been applied in the accounts instead of the SSAP 24 valuation basis, the effect on the profit and loss account reserve at 31st December 2001 after taking account of deferred tax would have been as follows:

	£m	£m
Profit and loss account reserve per balance sheet		3,938
Pension liability under FRS 17	(457)	
Pension liability under SSAP 24 per balance sheet	(185)	
		(272)
Post-retirement healthcare schemes under FRS 17	(519)	
Post-retirement healthcare schemes provision per balance sheet	(388)	
		(131)
Profit and loss account reserve including pension and post-retirement healthcare liability		3,535

36 Reconciliation to US accounting principles

The financial statements, analyses and reconciliations presented in this note represent the financial information which would be required if US Generally Accepted Accounting Principles (GAAP) had been applied instead of UK GAAP.

The most significant difference between US and UK GAAP is that, under UK GAAP, the combination of Glaxo Wellcome plc and SmithKline Beecham plc has been accounted for as a merger (pooling of interest) while under US GAAP this transaction is accounted for as a purchase business combination with Glaxo Wellcome acquiring SmithKline Beecham.

GlaxoSmithKline plc was formed to give effect to a Scheme of Arrangement for the merger of Glaxo Wellcome plc and SmithKline Beecham plc effective on 27th December 2000. GlaxoSmithKline plc acquired the whole of the issued share capital of Glaxo Wellcome plc and SmithKline Beecham plc in exchange for shares in GlaxoSmithKline plc. Upon completion of the merger the former shareholders of Glaxo Wellcome held approximately 58.75 per cent and the former shareholders of SmithKline Beecham held approximately 41.25 per cent of the issued share capital of GlaxoSmithKline plc.

As the combination of Glaxo Wellcome and SmithKline Beecham was accounted for as a merger under UK GAAP, the financial statements of GlaxoSmithKline under UK GAAP represent the combined financial statements of Glaxo Wellcome and SmithKline Beecham on a historical basis for all periods presented.

Under US GAAP, this business combination did not qualify for pooling of interests accounting and Glaxo Wellcome was determined to be the accounting acquirer in a purchase acquisition dated 27th December 2000. Under US GAAP the financial statements of GlaxoSmithKline prior to the merger are therefore those of Glaxo Wellcome.

In view of the proximity of the merger date to the financial year end date, and the relative insignificance of any business activity between 27th December 2000 and 31st December 2000, the accounting date of the acquisition was for practical purposes taken as 31st December 2000.

The reconciliation of the consolidated income statements and the consolidated statements of comprehensive income and changes in shareholder equity for the three years ended 31st December 2001, 2000 and 1999 correspondingly reflect the purchase method of accounting for the acquisition of SmithKline Beecham by Glaxo Wellcome. The income statement has been presented in a US GAAP format and therefore certain exceptional items under UK GAAP being product divestments, merger integration costs and in addition the write-off of in-process research and development have been classified within operating profit.

A consolidated balance sheet and a consolidated statement of cash flows under US GAAP and in US GAAP format are also presented. The balance sheet as at 31st December 2000 includes the fair value of the acquired assets and liabilities of SmithKline Beecham plc prepared under US GAAP.

These financial statements reflect both the purchase method of accounting for the combination of Glaxo Wellcome and SmithKline Beecham and also other material adjustments which would be required if US GAAP had been applied instead of UK GAAP for the periods presented. A summary of the purchase accounting adjustments and of other US GAAP adjustments is provided in the reconciliations of profit attributable to shareholders and of equity shareholders' funds from UK to US GAAP.

Summary of material differences between UK and US GAAP

Capitalised interest

Under UK GAAP, the Group does not capitalise interest. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

Computer software

Under UK GAAP, the company capitalises costs incurred in acquiring and developing computer software for internal use where the software supports a significant business system and the expenditure leads to the creation of a durable asset. For US GAAP, the company applies SOP 98-1 'Accounting for the Costs of Computer Software Developed or Obtained for Internal Use' which restricts the categories of costs which can be capitalised.

Goodwill and intangible fixed assets

Beginning in 1998 the company changed its accounting policy for goodwill and intangible assets under UK GAAP in respect of acquisitions from 1998, such that no material difference will exist between UK and US GAAP. A difference continues to exist in respect of prior years' goodwill and intangible assets until fully amortised under US GAAP. Goodwill arising on acquisitions before 1st January 1998 was set against shareholders' funds under UK GAAP. Under US GAAP, this goodwill is capitalised and amortised over its expected useful economic life and charged against income. Intangible assets recognised before 1st January 1998 under US purchase accounting requirements are amortised over their estimated revenue earning life, which is taken to be patent life plus five years.

Under UK GAAP, costs to be incurred in integrating and restructuring the Wellcome, SmithKline Beecham and Block Drug businesses following the acquisitions in 1995, 2000 and 2001 respectively, were charged to the profit and loss account post acquisition. Under US GAAP, certain of such costs are considered in the allocation of purchase consideration thereby affecting the goodwill arising on acquisition.

Under UK GAAP certain intangible assets related to specific compounds or products which are purchased from a third party and are developed for commercial applications are capitalised. Under US GAAP, payments made for these compounds or products which are still in development and have not yet received regulatory approval are charged directly to profit and loss until such time that they receive regulatory approval.

Merger transaction costs

Glaxo Wellcome incurred total merger-related transaction costs of £66 million, excluding integration and restructuring costs. Under UK GAAP these merger transaction costs were expensed as incurred during 2000. Under US GAAP, direct acquisition costs of the acquiring company are included as a portion of the purchase consideration.

Restructuring costs

Prior to the adoption of FRS 12 'Provisions, contingent liabilities and contingent assets', the requirements for recording a provision for restructuring costs were more prescriptive under US GAAP than under UK GAAP. Accordingly, adjustments have been made to eliminate the UK GAAP provision for restructuring costs that do not meet US GAAP requirements.

36 Reconciliation to US accounting principles continued

Marketable securities

Marketable securities consist primarily of equity securities and certain other liquid investments. Under UK GAAP these securities are stated at the lower of cost and net realisable value. Under US GAAP these securities are available for sale under Statement of Financial Accounting Standard No 115 (SFAS 115) 'Accounting for certain investments in debt and equity securities' and are carried at fair value, with the unrealised gains and losses, net of tax, reported as a separate component of shareholders' equity.

Pensions and other post-retirement benefits

The key differences between UK (SSAP 24) and US GAAP in relation to defined benefit pension plans are:

- under UK GAAP the effect of variations in cost can be accumulated at successive valuations and amortised on an aggregate basis. Under US GAAP the amortisation of the transition asset and the costs of past service benefit improvements are separately tracked: experience gains/losses are dealt with on an aggregate basis but amortised only if outside a 10 per cent corridor.
- UK GAAP allows measurements of plan assets and liabilities to be based on the result of the latest actuarial valuation. US GAAP requires measurement of plan assets and liabilities to be made at the date of the financial statements or up to three months prior to that date.

The disclosures required by SFAS 132 are included in this Note.

Stock-based compensation

Under UK GAAP share options are accounted for as equity when exercised, valued at the issuance price. Under US GAAP, the Group applies SFAS 123 'Accounting for stock-based compensation' and related accounting interpretations in accounting for its option plans which require options to be fair valued at their grant date and included in profit and loss over the vesting period of the options. As a result of the merger certain of the Group's options vested immediately requiring the acceleration of compensation expense. The amount of stock-based compensation expense related to this accelerated vesting was £83 million in 2000. The disclosures required by SFAS 123 are included in Note 33. Additionally, the Group is entitled to receive a tax deduction for the amount treated as compensation under US tax rules for employee stock options which have been exercised by US employees during the year. Under UK GAAP this is treated as a reduction of tax expense whereas under US GAAP this amount is credited to equity.

Employee Share Ownership Trust (ESOT)

Under UK GAAP shares of the Group's stock held by the ESOT are recorded at cost, less a provision representing the difference between the cost and the option exercise price, and accounted for as fixed asset investments. Projected losses on the exercise of the options covered by the shares are recorded through the profit and loss account over the life of the options. Under US GAAP shares of the Group's stock purchased by the ESOT are accounted for within shareholders' equity at cost. Gains or losses arising on subsequent issuance of the shares to employees to satisfy share options are recorded as adjustments to shareholders' equity.

Foreign currency hedging

The Group enters into forward exchange contracts and other financial instruments which, under UK GAAP, are treated as hedges of future income. The matching principle is used to match the gain or loss under these hedging contracts to the foreign currency transaction or profits to which they relate. Under US GAAP, these instruments do not qualify for hedge accounting and any unrealised gain or loss on hedges of future profits or transactions must be valued at the year end at market rates and recognised in the net income of the current year.

Derivative instruments

Statement of Financial Accounting Standard No. 133, 'Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group, was adopted by the Group effective as of 1st January 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities. SFAS 133 requires that an entity recognise all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

The Group also evaluates contracts for 'embedded' derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in current earnings.

The Group did not designate any of its derivatives as qualifying hedge instruments under SFAS 133 and, accordingly recorded the cumulative effect of adopting SFAS 133 at 1st January 2001, representing the initial revaluation of derivatives and other items as described above, as an after tax charge of £5 million in other comprehensive income. There was no cumulative effect on net income. Gains and losses related to the fair value adjustments of all derivative instruments are classified in the consolidated statement of income and cashflows in accordance with the nature of the derivative.

The fair value and book value of derivative instruments in respect of financial assets and liabilities as at 31st December 2001 is disclosed in the 'Classification and fair value of financial assets and liabilities' table in Note 32.

Valuation of derivative instruments

The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. The Group monitors the fair value of derivative instruments on a periodic basis. Cross currency swaps are valued using standard valuation models, counterparty valuations, or third-party valuations. Standard valuation models used by the Group consider relevant discount rates, the market yield curve on the valuation date, forward currency exchange rates and counterparty risk. All significant rates and variables are obtained from market sources. All valuations are based on the remaining term to maturity of the instrument. Foreign currency forwards are valued using forward rates observed from quoted prices in the relevant markets when possible. The Group assumes parties to long-term contracts are economically viable and will immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

36 Reconciliation to US accounting principles continued

Dividends

Under UK GAAP, dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the Board of Directors.

Deferred taxation

Under UK GAAP, deferred taxation is only accounted for to the extent that it is probable that taxation liabilities or benefits will become payable or crystallise within the foreseeable future. Under US GAAP, SFAS 109 'Accounting for income taxes' requires deferred taxation to be provided on a full liability basis, and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised.

Exceptional items

Items classified as exceptional under UK GAAP do not meet the definition of extraordinary under US GAAP and are therefore classified as operating expense.

Consolidated statement of cash flows

The US GAAP cash flow statement reports changes in cash and cash equivalents, which includes short-term highly liquid investments with original maturities of three months or less. Only three categories of cash flows are reported: operating activities (including tax and interest); investing activities (including capital expenditures, acquisitions and disposals together with cash flows from available for sale current asset investments); and financing activities (including dividends paid). A statement of cash flows is presented on page 117.

Cash and cash equivalents

Under UK GAAP the cash balance includes only cash at bank and other cash balances. Under US GAAP cash and cash equivalents include cash at bank and certain liquid investments with original maturities of three months or less.

Comprehensive income statement

The requirement of SFAS 130 'Reporting comprehensive income' to provide a comprehensive income statement is met under UK GAAP by the Statement of total recognised gains and losses (pages 68 to 69). A statement of comprehensive income under US GAAP for the three years in the period ending 31st December 2001 is presented on pages 114 and 115. Under US GAAP the statement includes the net impact of gains and losses on equity and liquid investments and translation adjustments.

Recent FASB pronouncements

In July 2001 the Financial Accounting Standards Board (FASB) issued Statement No. 141 'Business Combinations' (SFAS 141) and Statement No. 142 'Goodwill and Other Intangible Assets' (SFAS 142).

SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and requires the purchase method of accounting for all business combinations initiated after 30th June 2001. It prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations.

SFAS 142 requires that goodwill will no longer be amortised over its estimated useful life. The company must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit. Additionally, the company will need to reassess the useful lives of existing recognised intangible assets. Intangible assets deemed to have indefinite lives will no longer be amortised, instead tested annually for potential impairment. Separate intangible assets with finite lives will continue to be amortised over their useful lives. The Group will adopt SFAS 142 as of 1st January 2002. Since an extensive effort is needed to adopt SFAS 142, it is not practical to fully estimate the impact of adopting SFAS 142 on the Group's financial statements. At 31st December 2001, the Group had unamortised goodwill of approximately £18 billion. Total goodwill amortisation and amortisation of indefinite-lived intangible assets was approximately £1.4 billion and £150 million respectively for the year ended 31st December 2001 which will not be incurred in 2002 under US GAAP.

In June 2001 the FASB approved SFAS 143, 'Accounting for Obligations Associated with the Retirement of Long-Lived Assets', which is required to be implemented by the Group with effect from 1st January 2003. This standard requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the asset and depreciated over its useful life. In October 2001 the FASB issued SFAS 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets' which is required to be implemented by the Group with effect from 1st January 2002. The standard develops one accounting model for long-lived assets including discontinued operations to be disposed of by sale. The Group is currently assessing the impact of these standards.

36 Reconciliation to US accounting principles continued

Reconciliation of consolidated income statement	2001 Glaxo-SmithKline (UK GAAP) £m	2001 US GAAP adjustments £m	2001 Glaxo-SmithKline (US GAAP) £m
Revenues	20,489	–	**20,489**
Cost of sales	(4,733)	(324)	**(5,057)**
Gross profit	15,756	(324)	**15,432**
Selling, general and administrative expenditure	(8,358)	(78)	**(8,436)**
Research and development expenditure	(2,651)	(140)	**(2,791)**
Trading profit	4,747	(542)	**4,205**
Other operating income/(expense)	37	(75)	**(38)**
Amortisation of goodwill and intangible assets	(50)	(3,527)	**(3,577)**
Write-off in-process R&D acquired	–	–	–
Product divestments	–	–	–
Merger transaction costs	–	–	–
Operating profit	4,734	(4,144)	**590**
Share of profits/(losses) of joint ventures and associated undertakings	71	–	**71**
(Loss)/Profit on disposal of interest in associate	96	(117)	**(21)**
Profit on dissolution of joint venture	–	–	–
Disposal of businesses:			
Provision for loss on disposal	–	–	–
Loss on disposal of subsidiary	(296)	204	**(92)**
Utilisation of provision	–	–	–
Profit before interest	4,605	(4,057)	**548**
Net interest expense	(88)	34	**(54)**
Profit on ordinary activities before taxation	4,517	(4,023)	**494**
Taxation	(1,327)	821	**(506)**
Profit on ordinary activities after taxation	3,190	(3,202)	**(12)**
Minority interests	(97)	–	**(97)**
Preference share dividends	(34)	–	**(34)**
Earnings (Profit attributable to shareholders)/Net (loss)/income	3,059	(3,202)	**(143)**
Basic (loss)/earnings per share under US GAAP (pence)			**(2.4)p**
Diluted (loss)/earnings per share under US GAAP (pence)			**(2.4)p**
Basic (loss)/earnings per ADS under US GAAP ($)			**$(0.07)**
Diluted (loss)/earnings per ADS under US GAAP ($)			**$(0.07)**

Consolidated statement of comprehensive income and changes in shareholders' equity under US GAAP	2001 £m
Shareholders' equity at beginning of year	**44,995**
Net (loss)/income	**(143)**
Exchange movements on overseas net assets	**(83)**
Unrealised (loss)/gain on equity investments, net of tax	**(381)**
Unrealised (loss)/gain on liquid investments, net of tax	**(1)**
Cumulative effect of change in accounting principle	**5**
Comprehensive (loss)/income	**(603)**
Dividends	**(2,872)**
Shares purchased and cancelled	**(1,274)**
Shares issued	**144**
Employee Share Ownership Plan	**(501)**
Shares issued to purchase SmithKline Beecham	–
Other	**218**
Shareholders' equity at end of year	**40,107**

2000				1999			
GlaxoSmithKline (UK GAAP) £m	Less SmithKline Beecham pre-acquisition (UK GAAP) £m	US GAAP adjustments £m	GlaxoSmithKline (US GAAP) £m	GlaxoSmithKline (UK GAAP) £m	Less SmithKline Beecham pre-acquisition (UK GAAP) £m	US GAAP adjustments £m	GlaxoSmithKline (US GAAP) £m
18,079	(8,520)	–	9,559	16,796	(8,306)	–	8,490
(3,962)	1,802	(32)	(2,192)	(4,334)	2,467	(54)	(1,921)
14,117	(6,718)	(32)	7,367	12,462	(5,839)	(54)	6,569
(7,136)	3,578	(65)	(3,623)	(6,246)	3,225	(88)	(3,109)
(2,526)	1,158	(28)	(1,396)	(2,286)	1,017	(29)	(1,298)
4,455	(1,982)	(125)	2,348	3,930	(1,597)	(171)	2,162
274	(23)	–	251	413	(121)	–	292
–	–	(725)	(725)	–	–	(820)	(820)
–	–	(6,324)	(6,324)	–	–	–	–
1,416	(1,422)	–	(6)	–	–	–	–
(121)	55	66	–	–	–	–	–
6,024	(3,372)	(7,108)	(4,456)	4,343	(1,718)	(991)	1,634
57	(57)	–	–	7	(4)	–	3
144	–	–	144	39	–	–	39
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
(14)	14	–	–	(635)	635	–	–
–	–	–	–	644	(644)	–	–
6,211	(3,415)	(7,108)	(4,312)	4,398	(1,731)	(991)	1,676
(182)	95	–	(87)	(162)	70	–	(92)
6,029	(3,320)	(7,108)	(4,399)	4,236	(1,661)	(991)	1,584
(1,699)	928	(37)	(808)	(1,218)	472	93	(653)
4,330	(2,392)	(7,145)	(5,207)	3,018	(1,189)	(898)	931
(120)	99	–	(21)	(110)	92	–	(18)
(56)	56	–	–	(49)	49	–	–
4,154	(2,237)	(7,145)	(5,228)	2,859	(1,048)	(898)	913
			(145.6)p				25.2p
			(145.6)p				25.1p
			$(4.43)				$0.82
			$(4.43)				$0.81

2000 £m	1999 £m
7,230	8,007
(5,228)	913
88	(115)
356	(110)
1	(5)
–	–
(4,783)	683
(1,334)	(1,305)
–	–
121	104
(218)	(211)
43,919	–
60	(48)
44,995	7,230

36 Reconciliation to US accounting principles continued

Consolidated balance sheet under US GAAP	2001 £m	2000 £m
Assets		
Current assets		
Cash and cash equivalents	**832**	1,379
Marketable securities	**1,647**	3,070
Accounts and notes receivable	**3,647**	3,336
Inventories	**2,090**	2,544
Prepaid expenses	**744**	814
Deferred income taxes	**1,242**	877
Total current assets	**10,202**	12,020
Goodwill	**17,818**	18,796
Intangible assets	**24,662**	26,161
Property, plant and equipment	**7,015**	6,832
Investments in affiliates	**1,038**	1,126
Other assets	**491**	360
Deferred income taxes	**270**	491
Total assets	**61,496**	65,786

Liabilities and Shareholders' equity		
Current liabilities		
Cash overdrafts	**230**	191
Accounts payable	**760**	812
Short-term borrowings and capital lease obligations	**1,894**	2,090
Income taxes	**1,672**	2,070
Dividends payable	**555**	–
Deferred income taxes	**113**	155
Other accrued liabilities	**3,601**	2,711
Total current liabilities	**8,825**	8,029
Long-term borrowings and capital lease obligations	**2,108**	1,751
Other liabilities	**1,747**	1,447
Deferred income taxes	**7,847**	8,320
Total liabilities	**20,527**	19,547
Minority interest	**862**	1,244

Contingencies and commitments Notes 24 and 26		
Shareholders' equity		
Common stock, £0.25 per share par value; 10,000,000,000 (2001) and 9,999,800,000 (2000) shares authorised; 6,172,965,989 (2001) and 6,225,662,174 (2000) shares issued	**1,543**	1,556
Redeemable preference shares, £1.00 per share par value; 50,000 shares authorised, nil (2001) and 50,000 (2000) shares outstanding	**–**	–
Additional paid-in capital	**45,532**	46,431
Retained deficit and cumulative other comprehensive loss	**(3,794)**	(308)
Treasury stock	**(3,174)**	(2,684)
Total shareholders' equity	**40,107**	44,995
Total liabilities and shareholders' equity	**61,496**	65,786

Certain balance sheet items at 31st December 2000 have been reclassified for comparative purposes.

36 Reconciliation to US accounting principles continued

Consolidated statement of cash flows under US GAAP	2001 £m	2000 £m	1999 £m
Cash flows from operating activities			
Net (loss)/income	**(143)**	(5,228)	913
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**742**	427	360
Amortisation of goodwill and intangibles	**3,577**	735	829
Write-off in-process R&D acquired	**–**	6,324	–
Impairment	**253**	47	68
Loss/(gain) on sale of fixed assets and other productive assets	**99**	(152)	(132)
Deferred taxes	**(877)**	28	(93)
Tax benefit from exercise of stock options	**56**	9	–
Income in associate	**(71)**	–	–
Loss on sale of associate and investment	**(5)**	–	–
Changes in operating assets and liabilities, net of acquisitions:			
Decrease/(increase) in inventory	**550**	21	(391)
Increase in trade and other debtors	**(77)**	(281)	(125)
Increase in trade and other creditors	**368**	444	85
Increase in pension and other provisions	**242**	162	347
Derivatives	**(15)**	–	–
Other	**(93)**	–	7
Net cash provided by operating activities	**4,606**	2,536	1,868
Cash flows from investing activities			
Acquisition of fixed assets	**(1,111)**	(416)	(607)
Acquisition of intangible assets	**(80)**	(76)	–
Acquisition of SmithKline Beecham – cash received on acquisition	**–**	1,129	–
Acquisition of other new businesses – net of cash acquired	**(803)**	(24)	(67)
Proceeds from disposition of fixed assets and businesses	**211**	12	79
Proceeds from sale of intangible fixed assets	**6**	–	–
Decrease/(increase) in liquid investments	**1,006**	(235)	(35)
Decrease/(increase) in equity investments	**92**	194	(13)
Net cash (used in)/by provided investing activities	**(679)**	584	(643)
Cash flows from financing activities			
Proceeds from additional borrowings	**973**	–	110
Reduction in debt	**(112)**	(3)	(9)
Purchase of treasury stock	**(795)**	(471)	(421)
Dividends paid	**(2,454)**	(1,334)	(1,305)
Net (repayment of)/increase in short-term loans	**(718)**	(193)	150
Net increase in/(repayment of) cash overdrafts	**38**	(121)	40
Redemption of preference shares issued by a subsidiary	**(457)**	–	–
Ordinary shares purchased for cancellation	**(1,274)**	–	–
Issue of share capital	**338**	121	104
Other	**(28)**	13	117
Net cash used in financing activities	**(4,489)**	(1,988)	(1,214)
Net (decrease)/increase in cash and cash equivalents	**(562)**	1,132	11
Exchange rate movements	**15**	1	(5)
Cash and cash equivalents at beginning of year	**1,379**	246	240
Cash and cash equivalents at end of year	**832**	1,379	246
Supplemental cash flow information			
Cash paid during the year for:			
Interest	**196**	235	198
Income taxes	**1,717**	635	672

Non-cash investing and financing activities

Under the purchase acquisition dated 27th December 2000 the Group acquired all the outstanding shares of SmithKline Beecham in exchange for shares of GlaxoSmithKline. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired	57,158
Fair value of shares issued	43,919
Fair value of liabilities assumed	13,239

36 Reconciliation to US accounting principles continued

Acquisition of SmithKline Beecham

Under US GAAP, the financial statements of GlaxoSmithKline prior to the merger are those of Glaxo Wellcome, the US GAAP accounting acquirer. The acquisition of SmithKline Beecham is accounted for under the purchase method as of the date of the merger, 27th December 2000.

Purchase accounting adjustments

In order to determine the proper allocation of purchase price related to the acquired assets of SmithKline Beecham under US GAAP purchase accounting, the cost of acquisition is calculated using the market value of the shares issued, the fair value of vested options exchanged and direct external acquisition costs and then allocated to the fair value of net assets acquired. As a result of the fair value exercise, increases in the values of SmithKline Beecham's inventory, tangible fixed assets, investments and pension obligations were recognised and fair market values attributed to its other intangible assets, mainly product rights (inclusive of patents and trademarks), assembled workforce and in-process research and development, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of SmithKline Beecham has been recorded as goodwill. The amount allocated to in-process research and development is required under US GAAP to be expensed immediately in the first reporting period after the business combination, which for GlaxoSmithKline was the period ended 31st December 2000. Fair value adjustments to the recorded amount of inventory were expensed in 2001 and additional amortisation and depreciation will be recorded in respect of the fair value adjustments to tangible and intangible assets and the resulting goodwill over the periods of their respective economic useful lives.

The adjustments to the assets and liabilities of SmithKline Beecham to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management best estimates of fair value, are summarised in the table opposite and discussed below:

(a) The total assumed purchase consideration was calculated by multiplying the number of GlaxoSmithKline shares issued to SmithKline Beecham's shareholders for all outstanding SmithKline Beecham shares by the average fair value of Glaxo Wellcome securities. The average fair value of Glaxo Wellcome securities was calculated over a period of four days prior to and subsequent to the announcement of the merger on 17th January 2000. The total assumed purchase consideration also included the fair value of SmithKline Beecham vested options exchanged for vested options in GlaxoSmithKline. The total number of SmithKline Beecham vested options was multiplied by the respective fair value of each of the ordinary shares and ADR plans determined at 17th January 2000.

(b) The increase in fair value of inventory and fixed assets was determined based on the difference between the carrying value and the market value of these assets. The increase to inventory was expensed in 2001, as all inventory was sold. The increase in fixed assets was allocated to its respective category and depreciated over the remaining useful lives of these assets.

(c) The market value of investments has been included in the book value of SmithKline Beecham's net assets under US GAAP. The increase in investments relates to increases in the fair market value of non-marketable securities at 31st December 2000. Included in this amount are increases to equity investments. These equity investments have been measured at fair value and any excess of the fair value over the underlying tangible assets and liabilities has been recognised as goodwill within investments. This goodwill was amortised over 20 years in 2001.

(d) The fair value attributed to pension obligations reflects the recognition of previously unrecognised actuarial gains/losses, prior service costs and transition amounts. The amounts recognised are based on actuarial assessments at the acquisition date.

(e) The fair value attributed to other intangible assets relates primarily to management's estimate of the value of product rights (inclusive of their respective patents and trademarks) on existing products and of the assembled workforce. The fair value of the product rights has been determined based on a discounted net future cash flow analysis of its current approved product portfolio which includes all existing approved products within the pharmaceutical therapeutic areas and consumer healthcare product portfolios. Any supplemental products in the development process which build upon existing chemical entities within existing areas and which are not subject to separate US Food and Drug Administration approval were also included. Management has based the estimates of the weighted average useful life of the product rights on the future period over which the substantial majority of the estimated net future cash flow value is expected to be realised (approximately 12 years for Pharmaceuticals and 40 years for Consumer Healthcare brands). The fair value of the assembled workforce is being amortised over an 11 year period based on SmithKline Beecham's historical turnover rate. This will be considered goodwill under SFAS 142.

(f) The amount of total consideration allocated to SmithKline Beecham's in-process research and development projects (IPR&D) has been estimated using current estimates of the status and prospects of its R&D portfolio. The IPR&D includes only those identified projects that have advanced to a stage of development where management believes reasonable estimates of projected cash flows can be prepared. This does not include basic discovery and the portfolio of gene patents. The reported IPR&D value is not intended to reflect the present value of all development activities currently underway. The value allocated to the IPR&D was determined utilising a risk adjusted income approach that included earnings discounted by the appropriate cost of capital for the investment. Estimates of future cash flows related to individual IPR&D projects were based on existing estimates of revenues and contribution margin for the project.

(g) Additional liabilities relate to restructuring costs directly linked to plans that were in place at the date of the acquisition. These liabilities reflect the costs to close certain SmithKline Beecham manufacturing sites and redundancy costs. The other liabilities relate to additional deferred tax liabilities previously not recognised.

(h) Deferred taxes have been computed on the excess of fair value over book value, other than for goodwill and in-process research and development, using the applicable weighted average statutory tax rates.

(i) Goodwill represents the remainder of unallocated purchase consideration. Goodwill was amortised over its expected economic life of 20 years during 2001.

36 Reconciliation to US accounting principles continued

Purchase accounting adjustments		£m
Total assumed purchase consideration for outstanding shares	(a)	43,919
Costs and fees of transaction		66
Less:		
Book value of SmithKline Beecham net assets – US GAAP (less goodwill)		2,742
Excess fair value of inventory	(b)	267
Excess fair value of tangible fixed assets	(b)	15
Excess fair value of investments	(c)	1,042
Excess fair value of pension asset	(d)	81
Fair value attributed to other intangible assets	(e)	24,382
Fair value attributed to workforce	(e)	483
Fair value attributed of in-process R&D projects	(f)	6,324
Additional liabilities assumed	(g)	(110)
Deferred tax liabilities related to purchase price adjustments	(h)	(7,669)
Goodwill	(i)	16,428

Acquisition of SmithKline Beecham plc and Block Drug Company, Inc. – pro forma results (unaudited)
The following table reflects the results of operations on a US GAAP pro forma basis as if the January 2001 acquisition of Block Drug had been completed on 1st January 2000 and the December 2000 acquisition of SmithKline Beecham had been completed on 1st January 2000. The pro forma results of operations include amortisation of acquired goodwill and intangibles, but do not include the write-off of in-process R&D or inventory adjustments.

	2001 **£m**	2000 £m
Net sales	**20,489**	18,079
Earnings before interest, income taxes and minority interest	**846**	2,842
Net income	**75**	671
	pence	pence
Earnings per share	**1.2**	10.9
Diluted earnings per share	**1.2**	10.8
	$	$
Earnings per ADS	**0.04**	0.33
Diluted earnings per ADS	**0.04**	0.33

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the dates indicated, nor is it necessarily indicative of future operating results.

36 Reconciliation to US accounting principles continued

The following is a summary of the material adjustments to profit and shareholders' funds which would be required if US GAAP had been applied instead of UK GAAP. These adjustments have been reflected in the balance sheet and income statements presented in accordance with US GAAP.

Profit	**2001 £m**	2000 £m	1999 £m
Profit attributable to shareholders under UK GAAP	**3,059**	4,154	2,859
Less: SmithKline Beecham's pre-acquisition profit attributable to shareholders under UK GAAP and merger alignment adjustments	**–**	(2,237)	(1,048)
US GAAP adjustments:			
Write-off of SmithKline Beecham in-process R&D acquired	**–**	(6,324)	–
Capitalised interest	**18**	15	15
Computer software	**(3)**	13	(5)
Purchased intangibles	**(140)**	–	–
Amortisation of goodwill	**(1,261)**	(559)	(554)
Amortisation of intangible assets	**(2,266)**	(166)	(266)
Recognition of cost of sales on fair value step-up of inventory	**(298)**	–	–
Disposal of purchased investment	**(117)**	–	–
Loss on disposal of subsidiary	**204**	–	–
Pensions	**(12)**	75	22
Stock-based compensation	**(162)**	(263)	(203)
Provision against ESOT shares	**(108)**	26	–
Derivative instruments	**15**	–	–
Restructuring	**182**	–	–
Tax benefits on exercise of US stock options	**(56)**	–	–
Merger transaction costs	**–**	66	–
Deferred taxation	**877**	(28)	93
Impairment of equity investments	**(75)**	–	–
Net (loss)/income under US GAAP	**(143)**	(5,228)	913

Equity shareholders' funds	**2001 £m**	2000 £m
Equity shareholders' funds under UK GAAP	**7,517**	7,711
US GAAP adjustments:		
Inventory	**–**	267
Tangible fixed assets	**44**	45
Investments	**879**	1,042
Workforce	**439**	483
Product rights	**22,927**	24,945
Capitalised interest	**155**	136
Computer software	**(29)**	(21)
Goodwill	**17,644**	18,626
Other intangible assets	**(377)**	(190)
Unrealised gains on marketable securities	**163**	724
Pensions and other post-retirement benefits	**299**	305
Employee Share Ownership Trust	**(2,936)**	(2,327)
Restructuring costs	**(46)**	35
Derivative instruments	**29**	(15)
Dividends	**718**	1,234
Deferred taxation	**(7,319)**	(8,005)
Shareholders' equity under US GAAP	**40,107**	44,995

Certain items for the year ended 31st December 2000 have been reclassified for comparative purposes.

36 Reconciliation to US accounting principles continued

Earnings per share under US GAAP

Weighted average number of shares in issue	2001 millions	2000 millions	1999 millions
Basic	**6,064**	3,591	3,622
Adjustments:			
Share options	**52**	35	17
Diluted	**6,116**	3,626	3,639

ADS Shares held by the Employee Share Ownership Trusts are excluded from shares in issue.

Taxation

Total tax expense	2001 £m	2000 £m	1999 £m
UK GAAP:			
Current tax expense	**1,386**	808	761
Deferred tax expense	**(59)**	(37)	(15)
Total tax expense	**1,327**	771	746
US GAAP:			
Current tax expense	**1,442**	817	761
Deferred tax expense	**(936)**	(9)	(108)
Total tax expense	**506**	808	653

Deferred taxation under US GAAP

Classification of GlaxoSmithKline's deferred taxation liabilities and assets under US GAAP is as follows:

	2001 £m	2000 £m
Liabilities		
Stock valuation adjustment	**(113)**	(155)
Current deferred taxation liabilities	**(113)**	(155)
Accelerated capital allowances	**(691)**	(644)
Unremitted foreign investment income	**–**	–
Product rights	**(6,126)**	(7,280)
Other timing differences	**(1,030)**	(396)
Total deferred taxation liabilities	**(7,960)**	(8,475)
Assets		
Intra-Group profit	**375**	314
Other timing differences	**867**	563
Current deferred taxation assets	**1,242**	877
Asset disposal	**(161)**	10
Pensions and other post-retirement benefits	**221**	217
Manufacturing restructuring	**71**	55
Tax losses	**97**	209
Other timing differences	**42**	–
Total deferred taxation assets	**1,512**	1,368
Net deferred taxation under US GAAP	**(6,448)**	(7,107)

The difference between the UK effective taxation rate and the US effective taxation rate is primarily related to the fair value adjustments for goodwill and intangibles related to the acquisition of Wellcome and SmithKline Beecham.

36 Reconciliation to US accounting principles continued

Segment information under US GAAP

Under UK GAAP, the segment information presented in Note 6 includes results of operations and other information on a historical combined Glaxo Wellcome and SmithKline Beecham basis for 2001, 2000 and 1999.

Under US GAAP, the segment information for results of operations for 2001 reflects the merged operations of GlaxoSmithKline, while for 2000 and 1999 it relates to Glaxo Wellcome only as all of these periods are, for practical purposes, regarded as being prior to the acquisition of SmithKline Beecham. Glaxo Wellcome operated in only one segment – Pharmaceuticals. Segment information in respect of assets relates to Glaxo Wellcome and SmithKline Beecham on a consolidated basis at 31st December 2001 and 2000 as the acquisition of SmithKline Beecham by Glaxo Wellcome occurred on 27th December 2000.

Turnover by location of customer	**2001 £m**	2000 £m	1999 £m
USA	**10,087**	4,314	3,557
Europe	**5,855**	2,959	2,897
Rest of the World	**4,547**	2,286	2,036
External turnover	**20,489**	9,559	8,490

Turnover by business sector			
Pharmaceuticals	**17,205**	9,559	8,490
Consumer Healthcare	**3,284**	–	–
External turnover	**20,489**	9,559	8,490
Operating profit/(loss) by business sector			
Pharmaceuticals	**565**	(4,456)	1,634
Consumer Healthcare	**25**	–	–
Operating profit/(loss)	**590**	(4,456)	1,634

Turnover by location of subsidiary undertaking			
USA	**10,517**	4,494	3,710
Europe	**10,704**	5,375	4,945
Rest of the World	**7,540**	3,370	3,675
Gross turnover	**28,761**	13,239	12,330
USA	**(327)**	(176)	(150)
Europe	**(4,372)**	(2,271)	(1,902)
Rest of the World	**(3,573)**	(1,233)	(1,788)
Inter-segment turnover	**(8,272)**	(3,680)	(3,840)
USA	**10,190**	4,318	3,560
Europe	**6,332**	3,104	3,043
Rest of the World	**3,967**	2,137	1,887
External turnover	**20,489**	9,559	8,490

Profit before tax by location of subsidiary undertaking			
USA	**(938)**	(2,850)	376
Europe	**1,305**	(670)	1,531
Rest of the World	**223**	(936)	(273)
Operating profit/(loss)	**590**	(4,456)	1,634
Share of profits of joint ventures and associated undertakings	**71**	–	3
(Loss)/profit on disposal of subsidiary and associate	**(113)**	144	39
Net interest payable	**(54)**	(87)	(92)
Profit/(loss) before taxation	**494**	(4,399)	1,584
Profit/(loss) before taxation	**494**	(4,399)	1,584
Taxation	**(506)**	(808)	(653)
Minority interests and preference share dividends	**(131)**	(21)	(18)
Earnings/Net income/(loss)	**(143)**	(5,228)	913

36 Reconciliation to US accounting principles *continued*

Total assets by business sector	2001 £m	2000 £m
Pharmaceuticals	**52,500**	54,005
Consumer Healthcare	**8,996**	11,781
Total assets	**61,496**	65,786

Total assets by location of subsidiary undertaking	2001 £m	2000 £m
USA	**25,798**	27,418
Europe	**20,922**	20,364
Rest of the World	**12,297**	13,555
Total operating assets	**59,017**	61,337
Cash and cash equivalents and marketable securities	**2,479**	4,449
Total assets	**61,496**	65,786

Tangible fixed assets by location of subsidiary undertaking	Land and buildings £m	Plant, equipment and vehicles £m	Computer software £m	Assets in construction £m	Total 2001 £m	Total 2000 £m
	At 31.12.01					
USA	803	450	20	338	1,611	1,540
Europe	1,453	1,771	149	837	4,210	4,078
Rest of the World	573	449	7	165	1,194	1,214
Total	2,829	2,670	176	1,340	7,015	6,832

UK segment

Information is given separately in respect of the UK, which, although included in the Group's Europe market region, is considered the Group's home segment for the purposes of segmental reporting.

	2001 £m	2000 £m	1999 £m
Turnover by location of customer	**1,328**	474	487
Gross turnover	**5,388**	1,241	1,216
Inter-segment turnover	**(3,753)**	(562)	(532)
Turnover by location of subsidiary	**1,635**	679	684
Operating profit	**321**	370	1,395
Total assets	**6,962**	8,492	

Pensions under US GAAP

The SFAS 132 disclosures for the year ended 31st December 2001 are provided in relation to the employees of GlaxoSmithKline. For 2000 the income statement disclosures are provided in relation to the employees of Glaxo Wellcome only and the balance sheet disclosures are provided on a consolidated basis in relation to the employees of Glaxo Wellcome and SmithKline Beecham. For 1999 the disclosures are provided in relation to the employees of Glaxo Wellcome only.

The average number of persons employed by the Group (including Directors) during the year	2001 Number	2000 Number	1999 Number
Manufacturing	**37,154**	20,477	21,596
Selling, general and administration	**55,655**	30,765	29,294
Research and development	**15,090**	9,659	9,836
	107,899	60,901	60,726

Pension and other post-retirement costs	2001 £m	2000 £m	1999 £m
UK pension schemes	**26**	6	4
US pension schemes	**70**	59	51
Other overseas pension schemes	**70**	31	26
Unfunded post-retirement healthcare schemes	**57**	16	16
Post-employment costs	**28**	7	8
	251	119	105
Analysed as:			
Funded defined benefit/hybrid schemes	**123**	57	49
Unfunded defined benefit schemes	**11**	10	8
Defined contribution schemes	**32**	29	24
Unfunded post-retirement healthcare schemes	**57**	16	16
Post-employment costs	**28**	7	8
	251	119	105

The disclosures below include the additional information required by SFAS 132. The pension costs of the UK, US and major overseas defined benefit pension plans have been restated in the following tables in accordance with US GAAP. Pension costs in 2001 of £17 million (2000 – £35 million, 1999 – £20 million) in respect of minor retirement plans, which have not been recalculated in accordance with the requirements of SFAS 87, have been excluded.

The net periodic pension cost/(income) for the major retirement plans comprised:	2001 £m	2000 £m	1999 £m
Service cost	**194**	119	105
Interest cost	**351**	161	135
Expected return on plan assets	**(508)**	(253)	(191)
Amortisation of prior service cost	**15**	16	5
Amortisation of transition obligation	**(9)**	(12)	(11)
Recognised net actuarial gain	**(57)**	(70)	(36)
Net periodic pension cost/(income) under US GAAP	**(14)**	(39)	7
Termination benefits and curtailment costs	**2**	7	9

The major assumptions used in computing the above pension income/cost were:	%pa	%pa	%pa
Rates of future pay increases	**4.5**	4.6	4.0
Discount rate	**6.25**	6.5	6.0
Expected long-term rates of return on plan assets	**8.25**	7.0	7.1

In aggregate, average international plan assumptions did not vary significantly from US assumptions.

36 Reconciliation to US accounting principles continued

Change in benefit obligation	2001 £m	2000 £m
Benefit obligation at beginning of year	**5,560**	2,500
Amendments	**32**	160
Service cost	**194**	119
Interest cost	**351**	161
Plan participants' contributions	**30**	20
Actuarial loss	**114**	198
Benefits paid	**(260)**	(127)
Acquisition	**326**	2,499
Termination benefits and curtailment costs	**2**	7
Exchange	**23**	23
Benefit obligation at end of year	**6,372**	5,560
Benefit obligation at end of year for pension plans with accumulated benefit obligations in excess of plan assets	**2,995**	1,465

Change in plan assets	2001 £m	2000 £m
Fair value of plan assets at beginning of year	**6,452**	3,678
Actual return on plan assets	**(1,106)**	514
Employer contribution	**82**	35
Plan participants' contributions	**30**	20
Benefits paid	**(260)**	(127)
Acquisition	**146**	2,310
Exchange	**41**	22
Fair value of plan assets at end of year	**5,385**	6,452
Fair value of plan assets at end of year for pension plans with accumulated benefit obligations in excess of plan assets	**2,484**	1,138

Plan assets consist primarily of investments in UK and overseas equities, fixed interest securities, securities linked to the UK index of Retail Price Inflation and property. At 31st December 2001 UK equities included 5.3 million GlaxoSmithKline shares (2000: 5.7 million Glaxo Wellcome shares) with a market value of £91 million (2000 – £108 million).

Funded status	2001 £m	2000 £m
Funded status	**(987)**	892
Unrecognised net actuarial (gain)/loss	**724**	(1,050)
Unrecognised prior service cost	**152**	169
Unrecognised transition obligation	**24**	(21)
Other	**3**	–
Net amount recognised	**(84)**	(10)

Amounts recognised in the statement of financial position consist of:	2001 £m	2000 £m
Prepaid benefit cost	**353**	285
Accrued pension liability	**(437)**	(295)
Additional required liability	**(373)**	–
Intangible asset	**36**	–
Accumulated other comprehensive income	**337**	–
Net amount recognised	**(84)**	(10)

36 Reconciliation to US accounting principles continued

Post-retirement healthcare under US GAAP

The disclosures for 2001 are provided in relation to the employees of GlaxoSmithKline. For 2000 the income statement disclosures are provided in relation to the employees of Glaxo Wellcome only and the balance sheet disclosures are provided on a consolidated basis in relation to the employees of Glaxo Wellcome and SmithKline Beecham. The disclosures for 1999 are provided in relation to the employees of Glaxo Wellcome only.

Net healthcare cost	2001 £m	2000 £m	1999 £m
Service cost	15	5	6
Interest cost	40	13	11
Amortisation of prior service cost	(3)	(2)	(1)
Net healthcare cost	52	16	16

The major assumptions used in calculating the net healthcare cost were:	%pa	%pa	%pa
Rate of future healthcare inflation	7.0 to 5.0	7.8 to 4.9	8.2 to 4.7
Discount rate	7.3	7.2	7.1

The rate of future healthcare inflation rate reflects the fact that the benefits of certain groups of participants are capped.

Change in benefit obligation	2001 £m	2000 £m
Benefit obligation at beginning of year	583	159
Amendments	(1)	(3)
Service cost	15	5
Interest cost	40	13
Plan participants' contributions	2	1
Actuarial loss	202	11
Benefits paid	(31)	(11)
Acquisition	(32)	400
Curtailments	(2)	–
Exchange	12	8
Benefit obligation at end of year	788	583
Change in plan assets		
Fair value of plan assets at beginning of year	–	–
Employer and plan participants' contributions	31	11
Benefits paid	(31)	(11)
Fair value of plan assets at end of year	–	–
Funded status		
Funded status	(788)	(583)
Unrecognised net actuarial loss	216	22
Unrecognised prior service cost	(20)	(20)
Other	8	–
Accrued post-retirement healthcare cost	(584)	(581)

The impact of a 1 per cent variation in the rate of future healthcare inflation would be:	1% decrease £m	1% increase £m
Effect on total service and interest cost	(7)	5
Effect on provision for post-retirement benefits	(78)	63

37 Principal Group companies

The following represent the principal subsidiary and associated undertakings of the GlaxoSmithKline Group at 31st December 2001. Details are given of: the country of incorporation and principal country of operation; the location of the headquarters; the business segment; the business activities. The share capital of these undertakings, comprising ordinary shares, is wholly owned by the Group except where its interest is shown otherwise.

Europe	Location	Subsidiary undertaking	Segment	Activity	%
England	Greenford	GlaxoSmithKline Services plc (formerly Glaxo Wellcome plc)	Ph	h	
	Brentford	SmithKline Beecham plc	Ph,CH	h r d p m e	
	Greenford	Glaxo Group Ltd	Ph	h	
	Brentford	SmithKline Beecham Research Ltd	Ph	m	
	Brentford	SmithKline Beecham (Investments) Ltd	Ph,CH	f	
	Brentford	GlaxoSmithKline Research & Development Ltd (formerly Glaxo Wellcome Research & Development Ltd)	Ph	r d	
	Brentford	GlaxoSmithKline Export Ltd (formerly Glaxo Wellcome Export Ltd)	Ph	e	
	Greenford	The Wellcome Foundation Ltd	Ph	h r d p	
	Greenford	Wellcome Limited	Ph,CH	h	
	Brentford	SmithKline Beecham (SWG) Ltd	CH	m e	
	Stockley Park	Glaxo Operations UK Ltd	Ph	p	
	Stockley Park	Glaxo Wellcome UK Ltd	Ph	h p m	
	Brentford	Stafford-Miller Ltd	CH	p m	
Austria	Vienna	GlaxoSmithKline Pharma GmbH (formerly Glaxo Wellcome Pharma GmbH)	Ph	m	
Belgium	Genval	GlaxoSmithKline Belgium SA (formerly Glaxo Wellcome Belgium SA)	Ph	m	
	Rixensart	GlaxoSmithKline Biologicals SA (formerly SmithKline Beecham Biologicals SA)	Ph	p e	
	Wavre	GlaxoSmithKline Biologicals Manufacturing SA (formerly SmithKline Beecham Biologicals Manufacturing SA)	Ph	p e	
Channel Islands	St. Peter Port	S.B. Insurance Ltd	Ph,CH	i	
Denmark	Ballerup	SmithKline Beecham a/s	CH	m	
	Brøndby	GlaxoSmithKline Pharma a/s (formerly Glaxo Wellcome a/s)	Ph	m	
Finland	Espoo	GlaxoSmithKline Oy (formerly Glaxo Wellcome Oy)	Ph	m	
France	Paris	GlaxoSmithKline Sante Grand Publique (formerly SmithKline Beecham Santé et Hygiene SAS)	CH	m	
	Paris	Groupe Glaxo Wellcome	Ph	r p m	
Germany	Buehl	GlaxoSmithKline Consumer Healthcare GmbH & Co KG (formerly SmithKline Beecham GmbH & Co KG)	CH	m	
	Munich	SmithKline Beecham GmbH	Ph	m	
Greece	Athens	Glaxo Wellcome AEBE	Ph	h p m	
	Athens	SmithKline Beecham CISA	Ph,CH	m	
Hungary	Budapest	GlaxoSmithKline Kft (formerly SmithKline Beecham Kft)	Ph,CH	m	
Ireland	Carrigaline	SmithKline Beecham (Cork) Ltd (Note (i))	Ph	p	
	Carrigaline	SmithKline Beecham (Manufacturing) Ltd (Note (i))	Ph	p	
	Dublin	Glaxo Wellcome International (Note (i))	Ph,CH	h	
	Dublin	SmithKline Beecham (Ireland) Ltd (Note (i))	Ph,CH	m	
	Dublin	Sterling Health Ltd (Note (i))	CH	m	
	Dublin	SmithKline Beecham Consumer Brands Ltd (Note (i))	CH	m	
	Dublin	Beecham Products (Ireland) Ltd (Note (i))	CH	m	
	Dublin	SmithKline Beecham Pharmaceuticals Ltd (Note (i))	Ph	m	
Italy	Verona	GlaxoSmithKline SpA (formerly Glaxo Wellcome SpA)	Ph	m	
	Milan	GlaxoSmithKline Consumer Healthcare SpA (formerly Maggioni SpA)	CH	h m	
Luxembourg		GlaxoSmithKline International (Luxembourg) SA	Ph,CH	h	
		GlaxoSmithKline Luxembourg SA	Ph,CH	h	

37 Principal Group companies continued

Europe	Location	Subsidiary undertaking	Segment	Activity	%
Netherlands	Rijswijk	GlaxoSmithKline BV (formerly SmithKline Beecham Farma BV)	Ph	m	
	Zeist	GlaxoSmithKline Consumer Brands B.V (formerly SmithKline Beecham Consumer Brands BV)	CH	m	
	Zeist	Glaxo Wellcome International BV	Ph,CH	h	
	Zeist	Glaxo Wellcome Investments BV	Ph,CH	h	
Norway	Oslo	GlaxoSmithKline AS (formerly Glaxo Wellcome AS)	Ph	m	
Poland	Poznan	GlaxoSmithKline Pharmaceuticals SA (formerly Glaxo Wellcome SA)	Ph	p m	97
	Warsaw	GlaxoSmithKline Consumer Healthcare sp zoo (formerly SmithKline Beecham Polska Sp Zoo)	CH	m	
Portugal	Lisbon	Instituto Luso-Farmaco Lda	Ph	m	
Spain	Madrid	Glaxo Wellcome SA	Ph	r p m	
	Madrid	SmithKline Beecham SA	Ph	m	
Sweden	Mölndal	GlaxoSmithKline AB (formerly SmithKline Beecham AB)	Ph	m	
Switzerland	Thoerihaus	GlaxoSmithKline Investments (Switzerland) GmbH	Ph,CH	h	
	Thoerihaus	GlaxoSmithKline International (Switzerland) GmbH	Ph,CH	h	
	Berne	Glaxo Wellcome AG	Ph	m	
	Zug	Adechsa GmbH	Ph	e	
Turkey	Istanbul	Glaxo Wellcome ISAS	Ph	p m	

USA					
USA	Philadelphia	SmithKline Beecham Corporation	Ph,CH	h r d p m e	
	Pittsburgh	GlaxoSmithKline Consumer Healthcare LP (formerly SmithKline Beecham Consumer Healthcare LP) (Note (ii))	CH	p m	47
	Jersey City	Block Drug Company Inc	CH	h p m	
	Wilmington	GlaxoSmithKline Financial Inc (formerly Glaxo Wellcome Financial Inc)	Ph,CH	f	
	Wilmington	SmithKline Beecham Holdings Corporation	Ph,CH	h	
	Wilmington	GlaxoSmithKline Holdings (Americas) Inc (formerly SmithKline Beecham Holdings (Americas) Inc)	Ph,CH	h	

Americas					
Bermuda	Hamilton	GlaxoSmithKline Insurance Ltd (formerly Glaxo Wellcome Insurance (Bermuda) Ltd)	Ph,CH	i	
Canada	Mississauga	GlaxoSmithKline Inc	Ph,CH	r p m	

Asia Pacific					
Australia	Boronia	Glaxo Wellcome Australia Ltd	Ph	p m	
	Dandenong	SmithKline Beecham (Australia) Pty Ltd	Ph,CH	m	
China	Hong Kong	Glaxo Wellcome China Ltd	Ph	m	
	Tianjin	Sino-American Tianjin Smith Kline & French Laboratories Ltd	Ph	m	55
India	Mumbai	GlaxoSmithKline Pharmaceuticals Ltd (formerly Glaxo India Ltd) (Note (ii))	Ph	p m	49
	Nabha	SmithKline Beecham Consumer Healthcare Ltd (Note (ii))	CH	p m	40
Malaysia	Selangor Darul Ehsan	GlaxoSmithKline Pharmaceutical Sdn Bhd (formerly Glaxo Wellcome (Malaysia) Sdn Bhd)	Ph	m	
New Zealand	Auckland	Glaxo Wellcome New Zealand Ltd	Ph	p m	
Pakistan	Karachi	Glaxo Wellcome (Pakistan) Ltd	Ph	p m	70
	Karachi	Beecham Pakistan (Private) Ltd	Ph,CH	m	
Philippines	Manila	Glaxo Wellcome Philippines Inc	Ph	m	
Singapore	Singapore	Glaxo Wellcome Manufacturing Pte Ltd	Ph	p	
South Korea	Seoul	GlaxoSmithKline Korea (formerly Glaxo Wellcome Korea)	Ph	p m	
Taiwan	Taipei	Glaxo Wellcome Taiwan Ltd	Ph	p m	

37 Principal Group companies continued

Japan	Location	Subsidiary undertaking	Segment	Activity	%
Japan	Tokyo	GlaxoSmithKline KK (formerly Glaxo Wellcome KK)	Ph	r p m	85
	Kobe	Block Drug (Japan) Inc	CH	m	

Latin America					
Argentina	Buenos Aires	GlaxoSmithKline Argentina SA (formerly SmithKline Beecham Argentina SA)	Ph,CH	m p	
Brazil	Rio de Janeiro	Glaxo Wellcome SA	Ph	p m	
	Rio de Janeiro	SmithKline Beecham Brasil Ltda	Ph,CH	m	
Colombia	Bogota	GlaxoSmithKline Colombia SA (formerly SmithKline Beecham Colombia SA)	Ph,CH	m	
Mexico	Mexico City	Glaxo Wellcome Mexico, SA de CV	Ph	p m	
	Cuernavaca	SmithKline Beecham Mexico SA de CV	Ph,CH	p m	
Puerto Rico	San Juan	Glaxo Wellcome Puerto Rico Inc	Ph	m	
	Hato Rey	SB Pharmco Puerto Rico Inc	Ph	p	
Venezuela	Caracas	Glaxo Wellcome CA	Ph	p m	

Middle East Africa					
Egypt	Cairo	Glaxo Wellcome Egypt SAE	Ph	p m	89
South Africa	Midrand	Glaxo Wellcome South Africa (Pty) Ltd	Ph	p m	
	Johannesburg	SmithKline Beecham Consumer Healthcare (Pty) Ltd	CH	p m	

USA	Location	Associated undertaking	%
USA	Teterboro, New Jersey	Quest Diagnostics, Inc.	23

Notes

(i) Exempt from the provisions of Section 7 of the Companies (Amendment) Act 1986 (Ireland)

(ii) Consolidated as a subsidiary undertaking in accordance with Section 258 (4)(a) of the Companies Act on the grounds of significant influence.

Business segment: **Ph** Pharmaceuticals, **CH** Consumer Healthcare
Business activity: **d** development, **e** exporting, **f** finance, **h** holding company, **i** insurance, **m** marketing, **p** production, **r** research

Full details of all Group subsidiary and associated undertakings will be attached to the company's Annual Return to be filed with the Registrar of Companies.

Principal financial statements in US$

The following information is provided for the convenience of US shareholders in accordance with the requirements of the New York Stock Exchange. The principal financial statements, prepared under UK GAAP and in sterling, have been translated into US$ – the consolidated profit and loss account, consolidated statement of recognised gains and losses and consolidated cash flow statement at average exchange rates and the consolidated balance sheet at period end exchange rates. The exchange rates used are given in Note 4 to the Financial statements.

Consolidated profit and loss account

			2001			2000			1999
	Business $m	Other $m	**Total $m**	Business $m	Other $m	Total $m	Business $m	Other $m	Total $m
Turnover	29,504	–	**29,504**	27,480	–	27,480	27,210	–	27,210
Cost of sales	(6,379)	(437)	**(6,816)**	(5,793)	(230)	(6,023)	(6,375)	(646)	(7,021)
Gross profit	23,125	(437)	**22,688**	21,687	(230)	21,457	20,835	(646)	20,189
Selling, general and administrative expenditure	(10,730)	(1,378)	**(12,108)**	(10,232)	(614)	(10,846)	(9,998)	(120)	(10,118)
Research and development expenditure	(3,679)	(138)	**(3,817)**	(3,815)	(24)	(3,839)	(3,704)	–	(3,704)
Trading profit	8,716	(1,953)	**6,763**	7,640	(868)	6,772	7,133	(766)	6,367
Other operating income/(expense)	54	–	**54**	416	–	416	669	–	669
Operating profit	8,770	(1,953)	**6,817**	8,056	(868)	7,188	7,802	(766)	7,036
Share of profits/(losses) of joint ventures and associates	102	–	**102**	99	(12)	87	24	(13)	11
Profit on disposal of interest in associate	138	–	**138**	219	–	219	63	–	63
Product divestments	–	–	**–**	–	2,152	2,152	–	–	–
Merger transaction costs	–	–	**–**	–	(184)	(184)	–	–	–
Disposal of businesses:									
Loss on disposal	–	(426)	**(426)**	–	(21)	(21)	–	(1,028)	(1,028)
Utilisation of provision	–	–	**–**	–	–	–	–	1,043	1,043
Profit before interest	9,010	(2,379)	**6,631**	8,374	1,067	9,441	7,889	(764)	7,125
Net interest payable	(127)	–	**(127)**	(277)	–	(277)	(262)	–	(262)
Profit on ordinary activities before taxation	8,883	(2,379)	**6,504**	8,097	1,067	9,164	7,627	(764)	6,863
Taxation	(2,371)	461	**(1,910)**	(2,210)	(372)	(2,582)	(2,150)	176	(1,974)
Profit on ordinary activities after taxation	6,512	(1,918)	**4,594**	5,887	695	6,582	5,477	(588)	4,889
Minority interests	(140)	–	**(140)**	(183)	–	(183)	(178)	–	(178)
Preference share dividends	(49)	–	**(49)**	(85)	–	(85)	(79)	–	(79)
Earnings (Profit attributable to shareholders)	6,323	(1,918)	**4,405**	5,619	695	6,314	5,220	(588)	4,632
			US$			US$			US$
Earnings per ADS			**1.45**			2.08			1.51
Adjusted earnings per ADS	2.09			1.85			1.71		

A columnar presentation of the profit and loss account has been adopted in order to illustrate underlying business performance which is the primary measure used by management. For this purpose certain items are excluded from business performance, the 'Business' column, and are presented in the 'Other' column. These items comprise: merger items, including product divestments; costs relating to previously announced manufacturing and other restructurings; the effect of business disposals in prior years.

Consolidated statement of total recognised gains and losses	**2001 $m**	2000 $m	1999 $m
Profit attributable to shareholders	**4,405**	6,314	4,632
Exchange movements on overseas net assets	**(526)**	(682)	(674)
UK tax on exchange movements	**–**	(52)	(71)
Total recognised gains and losses	**3,879**	5,580	3,887

Consolidated cash flow statement

	2001 $m	2000 $m	1999 $m
Net cash inflow from operating activities	**9,370**	8,271	7,801
Earnings from joint ventures and associated undertakings	**–**	2	3
Returns on investment and servicing of finance	**(275)**	(490)	(510)
Taxation paid	**(2,472)**	(1,885)	(1,774)
Capital expenditure and financial investment	**(2,562)**	(497)	(3,630)
Acquisitions and disposals	**(946)**	100	1,576
Equity dividends paid	**(3,348)**	(3,083)	(2,969)
Net cash (outflow)/inflow before management of liquid resources and financing	**(233)**	2,418	497
Management of liquid resources	**1,431**	(339)	(58)
Financing	**(2,079)**	(830)	(283)
(Decrease)/increase in cash in the year	**(881)**	1,249	156

Consolidated balance sheet

	2001 $m	2000 $m
Goodwill	**252**	253
Intangible assets	**2,426**	1,439
Tangible assets	**9,925**	9,897
Investments	**4,681**	3,791
Fixed assets	**17,284**	15,380
Equity investments	**268**	255
Stocks	**3,031**	3,393
Debtors	**8,107**	8,044
Liquid investments	**2,052**	3,186
Cash at bank	**1,038**	1,912
Current assets	**14,496**	16,790
Loans and overdrafts	**(3,080)**	(3,399)
Other creditors	**(10,594)**	(10,137)
Creditors: amounts due within one year	**(13,674)**	(13,536)
Net current assets	**822**	3,254
Total assets less current liabilities	**18,106**	18,634
Loans	**(3,056)**	(2,609)
Other creditors	**(276)**	(213)
Creditors: amounts due after one year	**(3,332)**	(2,822)
Provisions for liabilities and charges	**(2,624)**	(2,469)
Net assets	**12,150**	13,343
Called up share capital	**2,237**	2,318
Share premium account	**247**	45
Other reserves	**2,706**	2,755
Profit and loss account	**5,710**	6,371
Equity shareholders' funds	**10,900**	11,489
Non-equity minority interest	**900**	1,548
Equity minority interests	**350**	306
Capital employed	**12,150**	13,343

Financial record

An analysis is provided by quarter of the Group results in sterling for the financial year 2001. The analysis is of: business performance results; total results; pharmaceutical sales by therapeutic area.

Profit and loss account – business performance	12 months 2001		Q4 2001	
	£m	CER %	£m	CER %
Sales – Pharmaceuticals	17,205	9	4,719	9
– Consumer Healthcare	3,284	22	897	24
Total sales	20,489	11	5,616	11
Cost of sales	(4,430)	(15)	(1,264)	(22)
Selling, general and administrative expenditure	(7,451)	(8)	(1,918)	(3)
Research and development expenditure	(2,555)	1	(708)	2
Operating costs	(14,436)	(9)	(3,890)	(8)
Trading profit – Pharmaceuticals	5,499	15	1,535	19
– Consumer Healthcare	554	23	191	36
Total trading profit	6,053	16	1,726	21
Other operating income/(expense)	37		5	
Operating profit	6,090	11	1,731	10
Share of profits/(losses) of joint ventures and associated undertakings	71		17	
Profit on disposal of interest in associate	96		–	
Profit before interest	6,257		1,748	
Net interest payable	(88)		(18)	
Profit on ordinary activities before taxation	6,169	12	1,730	11
Taxation	(1,647)		(462)	
Profit on ordinary activities after taxation	4,522	12	1,268	12
Minority interests	(97)		(29)	
Preference share dividends	(34)		(7)	
Earnings (Profit attributable to shareholders)	4,391	14	1,232	14
Earnings per share	72.4p	14	20.4p	14

Profit and loss account – total	12 months 2001 £m	Q4 2001 £m
Sales – Pharmaceuticals	17,205	4,719
– Consumer Healthcare	3,284	897
Total sales	20,489	5,616
Cost of sales	(4,733)	(1,426)
Selling, general and administrative expenditure	(8,408)	(2,122)
Research and development expenditure	(2,651)	(742)
Operating costs	(15,792)	(4,290)
Trading profit – Pharmaceuticals	4,268	1,174
– Consumer Healthcare	429	152
Total trading profit	4,697	1,326
Other operating income/(expense)	37	5
Operating profit	4,734	1,331
Share of profits/(losses) of joint ventures and associated undertakings	71	17
Profit on disposal of interest in associate	96	—
Disposal of businesses	(296)	6
Product divestments	–	–
Merger transaction costs	–	–
Profit before interest	4,605	1,354
Net interest payable	(88)	(18)
Profit on ordinary activities before taxation	4,517	1,336
Taxation	(1,327)	(324)
Profit on ordinary activities after taxation	3,190	1,012
Minority interests	(97)	(29)
Preference share dividends	(34)	(7)
Earnings (Profit attributable to shareholders)	3,059	976
Earnings per share	50.4p	16.1p

	9 months 2001		Q3 2001		6 months 2001		Q2 2001		Q1 2001	
	£m	CER %	£m	CER %	£m	CER %	£m	CER %	£m	CER %
	12,486	9	4,184	10	8,302	8	4,320	8	3,982	8
	2,387	22	810	27	1,577	19	802	19	775	19
	14,873	10	4,994	12	9,879	10	5,122	10	4,757	9
	(3,166)	(13)	(1,071)	(16)	(2,095)	(11)	(1,077)	(8)	(1,018)	(15)
	(5,533)	(9)	(1,867)	(9)	(3,666)	(10)	(1,882)	(11)	(1,784)	(8)
	(1,847)	–	(640)	1	(1,207)	–	(621)	2	(586)	(3)
	(10,546)	(9)	(3,578)	(9)	(6,968)	(9)	(3,580)	(8)	(3,388)	(9)
	3,964	14	1,272	17	2,692	13	1,423	15	1,269	10
	363	17	144	27	219	11	119	12	100	11
	4,327	14	1,416	18	2,911	12	1,542	14	1,369	10
	32		(59)		91		67		24	
	4,359	11	1,357	13	3,002	11	1,609	12	1,393	9
	54		19		35		20		15	
	96		–		96		96		–	
	4,509		1,376		3,133		1,725		1,408	
	(70)		(27)		(43)		(23)		(20)	
	4,439	12	1,349	16	3,090	10	1,702	9	1,388	11
	(1,185)		(360)		(825)		(454)		(371)	
	3,254	13	989	17	2,265	11	1,248	10	1,017	12
	(68)		(23)		(45)		(22)		(23)	
	(27)		(6)		(21)		(8)		(13)	
	3,159	15	960	19	2,199	13	1,218	13	981	13
	52.0p	14	15.8p	18	36.2p	13	20.0p	13	16.2p	13

	12,486	4,184	8,302	4,320	3,982
	2,387	810	1,577	802	775
	14,873	4,994	9,879	5,122	4,757
	(3,307)	(1,150)	(2,157)	(1,112)	(1,045)
	(6,287)	(2,129)	(4,158)	(2,065)	(2,093)
	(1,908)	(657)	(1,251)	(656)	(595)
	(11,502)	(3,936)	(7,566)	(3,833)	(3,733)
	3,094	936	2,158	1,218	940
	277	122	155	71	84
	3,371	1,058	2,313	1,289	1,024
	32	(59)	91	67	24
	3,403	999	2,404	1,356	1,048
	54	19	35	20	15
	96	–	96	96	–
	(302)	(301)	(1)	–	(1)
	–	–	–	–	–
	–	–	–	–	–
	3,251	717	2,534	1,472	1,062
	(70)	(27)	(43)	(23)	(20)
	3,181	690	2,491	1,449	1,042
	(1,003)	(287)	(716)	(398)	(318)
	2,178	403	1,775	1,051	724
	(68)	(23)	(45)	(22)	(23)
	(27)	(6)	(21)	(8)	(13)
	2,083	374	1,709	1,021	688
	34.3p	6.1p	28.2p	16.9p	11.3p

Pharmaceutical sales – total Group

	Q4 2001		Q3 2001		Q2 2001		Q1 2001	
	£m	CER %	£m	CER %	£m	CER %	£m	CER %
CNS	**1,137**	**21**	**983**	**8**	**986**	**17**	**901**	**17**
Depression	**736**	**33**	**607**	**8**	**597**	**22**	**564**	**19**
Seroxat/Paxil	547	28	439	–	437	19	434	17
Wellbutrin	189	50	168	40	160	30	130	25
Migraine	**232**	**5**	**221**	**10**	**221**	**4**	**175**	**1**
Imigran/Imitrex	208	3	198	9	198	3	154	(1)
Naramig/Amerge	24	16	23	12	23	10	21	21
Lamictal	102	22	89	23	90	16	74	18
Requip	16	(7)	23	48	19	32	17	31
Zyban	26	(30)	22	(34)	35	58	46	>100
Respiratory	**972**	**21**	**871**	**36**	**912**	**21**	**782**	**21**
Flixotide/Flovent, Serevent, Seretide/Advair	**664**	**26**	**613**	**53**	**619**	**40**	**514**	**36**
Flixotide/Flovent	207	(20)	219	7	254	10	235	18
Serevent	139	(24)	154	7	171	3	181	25
Seretide/Advair	318	>100	240	>100	194	>100	98	>100
Flixonase/Flonase	131	26	116	20	131	8	126	27
Ventolin	83	(12)	69	(1)	82	(17)	72	(5)
Becotide	43	(14)	37	(17)	39	(26)	42	(28)
Anti-bacterials	**766**	**6**	**543**	**–**	**585**	**–**	**710**	**5**
Augmentin	449	19	278	(1)	291	10	403	19
Zinnat/Ceftin	110	(18)	74	–	113	8	112	(12)
Fortum	58	6	50	9	51	(12)	50	(9)
Amoxil	40	(22)	33	(17)	32	(44)	44	(17)
Anti-virals	**601**	**12**	**533**	**15**	**521**	**6**	**473**	**5**
HIV	**372**	**15**	**340**	**16**	**337**	**13**	**298**	**12**
Trizivir	65	>100	46	>100	38	–	18	–
Combivir	158	(1)	150	3	153	4	145	15
Epivir	79	(7)	74	(3)	77	(4)	72	(6)
Retrovir	15	(8)	14	–	14	(17)	12	(20)
Ziagen	43	3	42	1	43	5	39	10
Agenerase	12	(6)	14	(1)	12	(16)	12	(3)
Herpes	**183**	**10**	**154**	**8**	**160**	**(4)**	**149**	**6**
Valtrex	103	34	89	54	82	38	76	47
Zovirax	80	(10)	65	(22)	78	(27)	73	(18)
Zeffix	27	23	27	49	27	69	22	73
Metabolic and gastro-intestinal	**324**	**(8)**	**400**	**24**	**416**	**19**	**340**	**7**
Avandia	110	(20)	226	94	220	84	151	43
Zantac	141	(4)	111	(14)	131	(15)	122	(10)
Vaccines	**255**	**16**	**241**	**9**	**242**	**8**	**210**	**6**
Hepatitis	117	2	110	(8)	110	(11)	108	(8)
Infanrix	62	34	54	28	70	44	52	38
Oncology and emesis	**215**	**6**	**217**	**20**	**225**	**20**	**181**	**10**
Zofran	156	16	153	20	160	24	132	15
Hycamtin	15	(47)	27	16	27	10	21	(2)
Cardiovascular	**175**	**41**	**141**	**9**	**150**	**18**	**125**	**25**
Coreg	84	>100	60	24	58	36	49	76
Arthritis *(Relafen)*	**23**	**(53)**	**32**	**(46)**	**50**	**(14)**	**51**	**(1)**
Other	**251**	**(3)**	**223**	**(3)**	**233**	**(5)**	**209**	**(4)**
Total pharmaceutical sales	**4,719**	**12**	**4,184**	**13**	**4,320**	**12**	**3,982**	**11**

Pharmaceutical sales – USA	Q4 2001		Q3 2001		Q2 2001		Q1 2001	
	£m	CER %	£m	CER %	£m	CER %	£m	CER %
CNS	**817**	**24**	**702**	**5**	**693**	**16**	**623**	**13**
Depression	**560**	**39**	**457**	**3**	**440**	**21**	**423**	**17**
Seroxat/Paxil	377	34	293	(10)	285	17	297	15
Wellbutrin	183	51	164	40	155	30	126	24
Migraine	**170**	**(1)**	**166**	**6**	**168**	**4**	**126**	**–**
Imigran/Imitrex	156	(3)	151	6	154	4	114	(2)
Naramig/Amerge	14	19	15	13	14	8	12	20
Lamictal	53	22	45	27	46	21	35	22
Requip	6	(28)	12	75	10	45	8	39
Zyban	13	(16)	11	(4)	15	(12)	15	(20)
Respiratory	**448**	**31**	**429**	**55**	**439**	**42**	**330**	**33**
Flixotide/Flovent, Serevent, Seretide/Advair	**322**	**32**	**316**	**74**	**312**	**59**	**229**	**48**
Flixotide/Flovent	88	(35)	122	22	138	31	122	40
Serevent	75	(28)	96	20	103	15	107	58
Seretide/Advair	159	>100	98	–	71	–	–	–
Flixonase/Flonase	99	29	93	21	98	10	84	28
Ventolin	6	(49)	6	(5)	10	12	7	36
Becotide	–	–	–	–	–	–	–	–
Anti-bacterials	**382**	**6**	**258**	**2**	**279**	**13**	**385**	**18**
Augmentin	301	25	168	–	172	25	271	31
Zinnat/Ceftin	42	(42)	25	(11)	58	20	55	(18)
Fortum	10	7	13	20	9	(5)	9	(25)
Amoxil	3	(78)	8	9	5	(75)	15	9
Anti-virals	**315**	**20**	**277**	**16**	**253**	**7**	**226**	**1**
HIV	**226**	**17**	**203**	**11**	**198**	**9**	**167**	**4**
Trizivir	45	>100	32	–	25	–	13	–
Combivir	95	(1)	90	(4)	89	(2)	84	6
Epivir	45	(3)	40	(5)	41	(3)	35	(14)
Retrovir	6	(8)	7	12	6	(16)	5	(23)
Ziagen	26	–	24	(12)	27	(4)	21	(12)
Agenerase	9	(15)	10	(23)	10	(27)	9	(17)
Herpes	**78**	**41**	**64**	**32**	**61**	**22**	**52**	**19**
Valtrex	62	44	55	39	52	32	43	36
Zovirax	16	31	9	4	9	(14)	9	(27)
Zeffix	2	(2)	2	42	2	66	1	43
Metabolic and gastro-intestinal	**117**	**(26)**	**228**	**48**	**225**	**42**	**160**	**7**
Avandia	82	(33)	205	90	201	72	135	32
Zantac	34	13	22	(29)	25	(28)	25	(16)
Vaccines	**70**	**35**	**68**	**6**	**63**	**8**	**60**	**37**
Hepatitis	52	22	45	(9)	46	3	44	26
Infanrix	19	94	21	82	17	>100	15	>100
Oncology and emesis	**154**	**3**	**162**	**24**	**167**	**26**	**128**	**12**
Zofran	109	15	111	22	115	30	93	16
Hycamtin	7	(65)	21	26	19	22	13	(4)
Cardiovascular	**119**	**62**	**94**	**11**	**94**	**19**	**78**	**35**
Coreg	81	>100	58	22	56	31	47	89
Arthritis (*Relafen*)	**18**	**(56)**	**27**	**(48)**	**44**	**(9)**	**45**	**4**
Other	**26**	**(43)**	**1**	**(93)**	**27**	**(24)**	**6**	**(79)**
Total pharmaceutical sales	**2,466**	**15**	**2,246**	**14**	**2,284**	**20**	**2,041**	**14**

Pharmaceutical sales – Europe	Q4 2001		Q3 2001		Q2 2001		Q1 2001	
	£m	CER %	£m	CER %	£m	CER %	£m	CER %
CNS	**210**	**8**	**183**	**5**	**196**	**15**	**190**	**24**
Depression	**101**	**6**	**89**	**12**	**97**	**13**	**91**	**19**
Seroxat/Paxil	101	6	89	12	97	13	91	19
Wellbutrin	–	–	–	–	–	–	–	–
Migraine	**45**	**17**	**39**	**8**	**42**	**3**	**39**	**3**
Imigran/Imitrex	37	18	32	8	35	2	32	–
Naramig/Amerge	8	13	7	6	7	11	7	18
Lamictal	39	23	34	20	35	15	31	14
Requip	9	7	10	23	9	21	8	26
Zyban	10	(31)	8	(61)	8	>100	16	>100
Respiratory	**341**	**9**	**304**	**20**	**322**	**11**	**309**	**12**
Flixotide/Flovent, Serevent, Seretide/Advair	**251**	**17**	**226**	**35**	**231**	**22**	**221**	**24**
Flixotide/Flovent	64	(19)	57	(19)	70	(15)	72	(9)
Serevent	54	(23)	49	(12)	58	(12)	64	(4)
Seretide/Advair	133	>100	120	>100	103	>100	85	>100
Flixonase/Flonase	12	11	11	29	18	22	13	16
Ventolin	36	(10)	31	(9)	34	(11)	33	(13)
Becotide	31	(21)	28	(21)	30	(24)	33	(15)
Anti-bacterials	**202**	**2**	**147**	**1**	**165**	**(2)**	**188**	**(6)**
Augmentin	92	–	67	(1)	74	(4)	89	(2)
Zinnat/Ceftin	39	9	22	(5)	30	25	32	(4)
Fortum	26	20	21	10	23	(6)	22	(10)
Amoxil	13	(20)	11	(5)	11	(21)	15	(27)
Anti-virals	**156**	**12**	**141**	**12**	**145**	**4**	**147**	**7**
HIV	**106**	**12**	**97**	**17**	**103**	**14**	**99**	**20**
Trizivir	18	>100	14	>100	12	–	5	–
Combivir	45	(8)	42	(1)	47	6	48	19
Epivir	23	(12)	22	(6)	24	(9)	26	(2)
Retrovir	5	(3)	5	(5)	5	(26)	5	(14)
Ziagen	13	1	12	6	13	14	13	46
Agenerase	2	47	2	97	2	90	2	76
Herpes	**40**	**4**	**37**	**–**	**37**	**(18)**	**43**	**(2)**
Valtrex	21	33	15	20	14	(8)	19	26
Zovirax	19	(15)	22	(11)	23	(23)	24	(16)
Zeffix	3	37	3	55	3	92	3	71
Metabolic and gastro-intestinal	**81**	**(1)**	**68**	**(4)**	**74**	**(1)**	**76**	**(4)**
Avandia	10	>100	8	>100	7	>100	7	>100
Zantac	42	(13)	35	(16)	42	(15)	43	(16)
Vaccines	**101**	**–**	**103**	**1**	**105**	**4**	**87**	**(6)**
Hepatitis	48	(6)	46	(4)	47	(21)	42	(24)
Infanrix	27	10	23	(8)	39	42	27	15
Oncology and emesis	**37**	**12**	**34**	**7**	**35**	**3**	**36**	**11**
Zofran	28	15	27	13	27	11	26	19
Hycamtin	6	(9)	5	(5)	6	(12)	6	6
Cardiovascular	**36**	**23**	**30**	**8**	**38**	**34**	**31**	**12**
Coreg	–	–	–	–	–	–	–	–
Arthritis (*Relafen*)	**3**	**(48)**	**2**	**(33)**	**2**	**(57)**	**3**	**(37)**
Other	**61**	**(12)**	**59**	**8**	**54**	**–**	**59**	**–**
Total pharmaceutical sales	**1,228**	**5**	**1,071**	**8**	**1,136**	**7**	**1,126**	**6**

Pharmaceutical sales – Rest of World	Q4 2001		Q3 2001		Q2 2001		Q1 2001	
	£m	CER %	£m	CER %	£m	CER %	£m	CER %
CNS	**110**	**25**	**98**	**43**	**97**	**31**	**88**	**40**
Depression	**75**	**35**	**61**	**53**	**60**	**40**	**50**	**32**
Seroxat/Paxil	69	36	57	55	55	42	46	32
Wellbutrin	6	20	4	34	5	22	4	38
Migraine	**17**	**49**	**16**	**68**	**11**	**4**	**10**	**6**
Imigran/Imitrex	15	56	15	74	9	1	8	–
Naramig/Amerge	2	11	1	33	2	22	2	43
Lamictal	10	18	10	20	9	(2)	8	17
Requip	1	47	1	24	–	–	1	26
Zyban	3	(57)	3	(8)	12	>100	15	>100
Respiratory	**183**	**21**	**138**	**26**	**151**	**1**	**143**	**20**
Flixotide/Flovent, Serevent, Seretide/Advair	**91**	**34**	**71**	**37**	**76**	**35**	**64**	**51**
Flixotide/Flovent	55	17	40	15	46	11	41	31
Serevent	10	13	9	2	10	(7)	10	9
Seretide/Advair	26	>100	22	>100	20	>100	13	>100
Flixonase/Flonase	20	21	12	11	15	(14)	29	30
Ventolin	41	(5)	32	9	38	(25)	32	(1)
Becotide	12	(7)	9	(3)	9	(29)	9	(34)
Anti-bacterials	**182**	**12**	**138**	**(5)**	**141**	**(16)**	**137**	**(7)**
Augmentin	56	26	43	(5)	45	(5)	43	8
Zinnat/Ceftin	29	7	27	16	25	(23)	25	(6)
Fortum	22	(7)	16	2	19	(21)	19	2
Amoxil	24	2	14	(32)	16	(28)	14	(23)
Anti-virals	**130**	**(3)**	**115**	**18**	**123**	**6**	**100**	**15**
HIV	**40**	**12**	**40**	**48**	**36**	**30**	**32**	**43**
Trizivir	2	>100	–	–	1	–	–	–
Combivir	18	19	18	72	17	49	13	89
Epivir	11	(11)	12	9	12	7	11	15
Retrovir	4	(14)	2	(14)	3	(1)	2	(22)
Ziagen	4	30	6	>100	3	46	5	81
Agenerase	1	19	2	>100	–	–	1	>100
Herpes	**65**	**(9)**	**53**	**(5)**	**62**	**(13)**	**54**	**2**
Valtrex	20	11	19	>100	16	>100	14	>100
Zovirax	45	(16)	34	(31)	46	(31)	40	(16)
Zeffix	22	24	22	49	22	67	18	75
Metabolic and gastro-intestinal	**126**	**11**	**104**	**9**	**117**	**2**	**104**	**15**
Avandia	18	>100	13	>100	12	>100	9	>100
Zantac	65	(6)	54	(4)	64	(9)	54	(2)
Vaccines	**84**	**26**	**70**	**28**	**74**	**15**	**63**	**6**
Hepatitis	17	(16)	19	(14)	17	(14)	22	(15)
Infanrix	16	38	10	57	14	8	10	41
Oncology and emesis	**24**	**13**	**21**	**15**	**23**	**10**	**17**	**(1)**
Zofran	19	18	15	19	18	15	13	1
Hycamtin	2	6	1	(1)	2	(10)	2	(13)
Cardiovascular	**20**	**(5)**	**17**	**1**	**18**	**(8)**	**16**	**9**
Coreg	3	99	2	88	2	>100	2	(35)
Arthritis (*Relafen*)	**2**	**(15)**	**3**	**(31)**	**4**	**(19)**	**3**	**(21)**
Other	**164**	**11**	**163**	**30**	**152**	**(1)**	**144**	**6**
Total pharmaceutical sales	**1,025**	**13**	**867**	**18**	**900**	**1**	**815**	**10**

A record of financial performance is provided analysed in accordance with current reporting practice.

Sales by business segment	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Pharmaceuticals	**17,205**	15,429	13,618	12,563	12,355
Consumer Healthcare	**3,284**	2,650	2,546	2,375	2,381
Retained businesses	**20,489**	18,079	16,164	14,938	14,736
Healthcare Services	–	–	632	1,064	980
	20,489	18,079	16,796	16,002	15,716

Pharmaceutical sales by therapeutic area	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Central nervous system disorders	**4,007**	3,279	2,720	2,400	1,875
Respiratory	**3,537**	2,789	2,382	2,096	1,795
Anti-bacterials	**2,604**	2,472	2,383	2,278	2,294
Anti-virals	**2,128**	1,899	1,610	1,347	1,421
Metabolic and gastro-intestinal	**1,480**	1,232	886	908	1,453
Vaccines	**948**	842	776	726	699
Oncology and emesis	**838**	710	613	549	512
Cardiovascular	**591**	463	449	390	320
Arthritis	**156**	210	275	301	292
Others	**916**	1,086	1,096	1,192	1,297
Continuing business	**17,205**	14,982	13,190	12,187	11,958
Divested products	–	447	428	376	397
	17,205	15,429	13,618	12,563	12,355

Pharmaceutical sales by geographic area	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
USA	**9,037**	7,705	6,276	5,635	5,455
Europe	**4,561**	4,268	4,288	4,059	3,949
Rest of World:					
Asia Pacific	**1,119**	1,049	929	876	962
Japan	**741**	832	704	592	679
Latin America	**790**	682	636	662	605
Middle East, Africa	**539**	511	461	468	438
Canada	**418**	382	324	271	267
Total Rest of World	**3,607**	3,456	3,054	2,869	2,951
	17,205	15,429	13,618	12,563	12,355

Consumer Healthcare sales	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
OTC medicines	**1,603**	1,454	1,434	1,328	1,395
Oral care	**1,106**	642	614	584	550
Nutritional healthcare	**575**	535	488	459	433
Continuing business	**3,284**	2,631	2,536	2,371	2,378
Divested products	–	19	10	4	3
	3,284	2,650	2,546	2,375	2,381

Business performance results – retained businesses	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Sales	**20,489**	18,079	16,164	14,938	14,736
R&D expenditure	**2,555**	2,510	2,285	2,072	1,989
per cent of sales	**12**	14	14	14	13
Trading profit	**6,053**	5,026	4,378	4,191	4,372
per cent of sales	**30**	28	27	28	30
Net interest payable	**(88)**	(182)	(162)	(192)	(216)
Profit before taxation	**6,169**	5,327	4,683	4,299	4,242
Earnings (profit attributable to shareholders)	**4,391**	3,697	3,204	2,891	2,835

Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and the disposal of subsidiaries. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. Accordingly, this information is provided as a supplement to that included in the consolidated statement of profit and loss on pages 68 and 69 prepared in accordance with UK GAAP. Total results include these non-recurring items.

Merger, restructuring and disposal of subsidiaries					
Manufacturing and other restructuring	**(162)**	(171)	(443)	(90)	(81)
Merger costs and product divestments	**(1,069)**	895	–	–	–
Other items	**(421)**	(22)	(29)	(721)	–
(Loss)/profit before taxation	**(1,652)**	702	(472)	(811)	(81)
(Loss)/profit attributable to shareholders	**(1,332)**	457	(363)	(512)	(66)

Total results					
Sales	**20,489**	18,079	16,796	16,002	15,716
Profit before taxation	**4,517**	6,029	4,236	3,564	4,210
Earnings (profit attributable to shareholders)	**3,059**	4,154	2,859	2,435	2,818
Dividends	**(2,356)**	(2,097)	(2,005)	(1,903)	(1,794)
Retained profit	**703**	2,057	854	532	1,024
Return on capital employed (per cent)	**52.1**	77.5	69.6	70.4	103.4

Return on capital employed is calculated as total profit before taxation as a percentage of average capital employed over the year.

Share statistics					
Earnings per Share (p)	**50.4**	68.5	46.7	39.9	47.7
Dividends per GlaxoSmithKline share (p):					
GlaxoSmithKline shareholder	**39.0**				
Glaxo Wellcome shareholder		38.0	37.0	36.0	35.0
SmithKline Beecham shareholder		29.66	26.69	24.02	21.85
Dividends per GlaxoSmithKline ADS ($):					
GlaxoSmithKline shareholder	**1.11**				
Glaxo Wellcome shareholder		1.16	1.20	1.19	1.17
SmithKline Beecham shareholder		0.91	0.86	0.81	0.74

Dividends are expressed in terms of a GlaxoSmithKline share/ADS. On the merger between Glaxo Wellcome and SmithKline Beecham on 27th December 2000, shareholders and ADR holders received shares in GlaxoSmithKline in the following ratios:

- for 1 Glaxo Wellcome share – 1 GlaxoSmithKline share
- for 1 SmithKline Beecham share – 0.4552 GlaxoSmithKline shares
- for 1 Glaxo Wellcome ADS – 1 GlaxoSmithKline ADS
- for 1 SmithKline Beecham ADS – 1.138 GlaxoSmithKline ADSs

1 GlaxoSmithKline ADS represents 2 GlaxoSmithKline shares.

Net assets	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Fixed assets	**11,920**	10,322	9,292	9,095	8,494
Other assets and liabilities	**(1,440)**	(756)	(328)	(816)	(1,094)
Net operating assets	**10,480**	9,566	8,964	8,279	7,400
Net debt	**(2,101)**	(611)	(2,357)	(2,717)	(2,830)
	8,379	8,955	6,607	5,562	4,570

Capital employed	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Share capital and share premium	**1,713**	1,586	1,549	1,542	1,525
Goodwill reserve	–	–	–	–	(4,840)
Other reserves	**5,804**	6,125	3,915	2,907	6,783
Equity shareholders' funds	**7,517**	7,711	5,464	4,449	3,468
Minority interests	**862**	1,244	1,143	1,113	1,102
	8,379	8,955	6,607	5,562	4,570
Capital expenditure (tangible fixed assets)	**1,113**	1,018	1,141	1,037	917

Number of employees	2001	2000	1999	1998	1997
USA	**23,613**	22,745	21,272	32,565	31,676
Europe	**46,508**	45,929	47,767	45,408	41,291
Rest of World:					
Asia Pacific	**20,749**	21,689	21,831	21,643	21,760
Japan	**2,985**	3,165	3,191	3,402	3,312
Latin America	**7,800**	7,704	8,286	7,702	7,729
Middle East, Africa	**3,959**	4,502	4,754	4,547	4,256
Canada	**1,856**	1,783	1,940	1,554	1,487
Total Rest of World	**37,349**	38,843	40,002	38,848	38,544
	107,470	107,517	109,041	116,821	111,511
Manufacturing	**36,849**	35,681	37,420	44,780	42,282
Selling	**44,499**	43,325	41,775	41,095	39,588
Administration	**11,081**	11,980	12,767	15,064	14,439
Research and development	**15,041**	16,531	17,079	15,882	15,202
	107,470	107,517	109,041	116,821	111,511

The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GlaxoSmithKline on a contract basis. As a consequence of the time it took to complete the merger in 2000 GlaxoSmithKline replaced, where needed, leavers with contractors, and so the year end 2000 level of contractors was disproportionately high.

The movement in 2001 compared to 2000 reflects the conversion of some contract employees to permanent employees, redundancies due to merger integration and additional employees from the acquisition of Block Drug.

Investor information

This section discusses shareholder return – the return to shareholders in the form of dividends and share price movements – *and provides other information for shareholders.*

142 Shareholder return
144 Taxation information for shareholders
145 Shareholder information
146 Share capital

Shareholder return

Merger of Glaxo Wellcome and SmithKline Beecham

The Boards of Glaxo Wellcome and SmithKline Beecham announced on 17th January 2000 that they had agreed the terms of a proposed merger of equals of the two companies, subject to shareholder approval and regulatory clearance. Based on the relative stock market valuations of Glaxo Wellcome and SmithKline Beecham in the months preceding the announcement of the merger, shareholders of Glaxo Wellcome would hold approximately 58.75 per cent and shareholders of SmithKline Beecham approximately 41.25 per cent of the combined Group.

Following shareholder approvals, and clearance from regulatory authorities, the merger became effective on 27th December 2000.

The merger was implemented by way of a scheme of arrangement. A new holding company, GlaxoSmithKline plc, acquired Glaxo Wellcome and SmithKline Beecham. In accordance with the agreed merger terms, shareholders of Glaxo Wellcome and SmithKline Beecham received, in exchange for their existing shares, shares in GlaxoSmithKline as follows:

for each Glaxo Wellcome ordinary share – 1 GlaxoSmithKline ordinary share
for each SmithKline Beecham ordinary share – 0.4552 GlaxoSmithKline ordinary shares.

In the case of shares held as American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), each Glaxo Wellcome ADS represented two Glaxo Wellcome ordinary shares and each SmithKline Beecham ADS represented five SmithKline Beecham ordinary shares. Each GlaxoSmithKline ADS represents two GlaxoSmithKline ordinary shares. Accordingly holders of Glaxo Wellcome ADRs and holders of SmithKline Beecham ADRs received:

for each Glaxo Wellcome ADS - 1 GlaxoSmithKline ADS
for each SmithKline Beecham ADS - 1.138 GlaxoSmithKline ADSs

GlaxoSmithKline shares commenced trading on the London Stock Exchange and GlaxoSmithKline ADSs commenced trading on the New York Stock Exchange on 27th December 2000.

Taxation

General information concerning the UK and US tax effects of share ownership is set out in 'Taxation information for shareholders'. Shareholders who are in any doubt about their taxation position should consult their own professional advisers. As a general guide to shareholders, GlaxoSmithKline has received advice that the merger should not have any direct effect on the tax position of UK resident shareholders or US resident shareholders. Further information is contained in the Scheme Document issued to shareholders on 5th July 2000.

Dividends

GlaxoSmithKline pays dividends quarterly. At present, it is expected that there will be a level dividend for each of the first three quarters, with a higher dividend in the fourth quarter. Each quarter's dividend is announced at the time of the quarterly Results Announcement.

GlaxoSmithKline's dividend payout policy was set out in the documents for the Glaxo Wellcome/SmithKline Beecham merger issued to shareholders during 2000. Assuming earnings continue to grow, GlaxoSmithKline will at least maintain an annual dividend of 38 pence per share, in line with Glaxo Wellcome's 2000 dividend of 38 pence per Glaxo Wellcome share, whilst building towards higher dividend cover (the ratio between distributable profits and dividends).

The Board has declared dividends for 2001 as follows:

		2000	
Dividends per share	**2001 pence**	GW pence	SB pence
First interim	**9**	–	6.59
Second interim	**9**	15	6.59
Third interim	**9**	–	6.59
Fourth interim	**12**	23	9.89
Total	**39**	38	29.66

The dividends paid in 2000 represent dividends paid to Glaxo Wellcome and SmithKline Beecham shareholders expressed as dividends per GlaxoSmithKline share.

Dividends 2000

In respect of the financial year ended 31st December 2000:

Glaxo Wellcome paid an interim dividend of 15p per ordinary share and a second interim dividend of 23p per ordinary share. The total dividend per Glaxo Wellcome share for the year was 38p. The total equivalent dividend per GlaxoSmithKline ordinary share was 38p.

SmithKline Beecham paid a first, second and third interim dividend of 3p per ordinary share and a fourth interim dividend of 4.5p per ordinary share. The total dividend per share for the year was 13.5p. The total equivalent dividend per GlaxoSmithKline ordinary share was 29.66p.

Dividends (ADSs)

As a guide to holders of ADRs, the tables below set out the dividends paid per ADS in US dollars in the last five years. The dividends are adjusted for UK tax credit less withholding tax, where applicable, and are translated into US dollars at applicable exchange rates.

Since 6th April 1999, claims for refunds of tax credits or dividends from the UK tax authorities are of negligible benefit to US shareholders.

Year	GSK ($)	GW ($)	SB ($)
2001	1.11	–	–
2000	–	1.10	0.87
1999	–	1.14	0.86
1998	–	1.19	0.81
1997	–	1.17	0.75

Dividends paid to Glaxo Wellcome and SmithKline Beecham ADR holders are expressed as dividends per GlaxoSmithKline ADS.

Dividend calendar

First quarter 2002	
Results Announcement	24th April 2002
Ex-dividend date	1st May 2002
Record date	3rd May 2002
Payable	4th July 2002

Second quarter 2002	
Results Announcement	24th July 2002
Ex-dividend date	31st July 2002
Record date	2nd August 2002
Payable	3rd October 2002

Third quarter 2002	
Results Announcement	23rd October 2002
Ex-dividend date	30th October 2002
Record date	1st November 2002
Payable	3rd January 2003

Share price

	2001			2000
Share price	GSK (£)	GSK (£)	GW (£)	SB (£)
At 1st January	18.90	–	17.50	7.90
High during the year	20.32	–	21.10	9.55
Low during the year	16.26	–	14.40	6.71
At 26th December	–	–	18.42	8.33
At 31st December	17.23	18.90	–	–
Increase/(decrease) over year	(9%)		5%	5%

The table above sets out the middle market quotations for shares on the London Stock Exchange, as derived from its Daily Official List.

The company's share price declined by nine per cent in 2001 from a price of £18.90 at 1st January 2001 to £17.23 at 31st December 2001. This decline compares to a decrease in the FTSE 100 index of 16 per cent during the year. The relative outperformance of GlaxoSmithKline in 2001 was due to investor preference for the defensive growth characteristics of the pharmaceutical sector during an uncertain economic period, together with GlaxoSmithKline's strong business performance during the year.

Market capitalisation

The market capitalisation of GlaxoSmithKline at 31st December 2001 was £106 billion. At that date GlaxoSmithKline was the third largest company by market capitalisation on the FTSE index.

SmithKline Beecham plc Floating Rate Unsecured Loan Stock 1990/2010

The loan stock is not listed on any exchange but holders may require SmithKline Beecham plc to redeem their loan stock at par, i.e. £1 for every £1 of loan stock held, on the first business day of March, June, September and December. Holders wishing to redeem all or part of their loan stock should complete the notice on the back of their loan stock certificate and return it to the registrar, to arrive at least 30 days before the relevant redemption date.

Taxation information for shareholders

Information for shareholders

A summary of the principal tax consequences for holders of shares and ADRs for citizens or residents of the United Kingdom or the United States is set out below. It is not a complete analysis of all the possible tax consequences of purchase or ownership of these securities. Holders of these securities are advised to consult their own tax advisers with respect to the tax consequences of the purchase and ownership of their shares or ADRs, including, specifically, the consequences under state and local tax laws in the United States.

The new UK/US Income Tax Convention was signed in 2001. However no date has been set for ratification. The statements regarding the United Kingdom and the United States tax laws and practices set out below are based on those laws and practices in force on the date of this report.

US holders of ADRs generally will be treated as the owners of the underlying shares for the purposes of the current United States/United Kingdom double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention) and for the purposes of the US Internal Revenue Code of 1986, as amended (the Code).

The following analysis deals with dividends paid after 6th April 1999. Advance Corporation Tax (ACT) was abolished for dividends paid on or after that date.

UK shareholders

Taxation of dividends

From 6th April 1999, the rate of tax credits was reduced to one ninth. As a result of compensating reductions in the rate of tax on dividend income, there is no increase in the tax borne by UK resident individual shareholders. Tax credits are, however, no longer repayable to shareholders with a tax liability of less than the associated tax credit.

Taxation of capital gains

UK shareholders may be liable for UK tax on gains on the disposal of shares or ADRs. They may also be entitled to indexation relief and taper relief on such sales. Indexation relief is calculated on the market value of shares at 31st March 1982 and on the cost of any subsequent purchases from the date of such purchase. Indexation relief for individual shareholders ceased on 5th April 1998. Taper relief is available to individual shareholders who hold or are deemed to hold shares for at least three years before they are sold.

Inheritance tax

Individual shareholders may be liable to inheritance tax on the transfer of shares or ADRs. This tax may be charged on the amount by which the value of the shareholder's estate is reduced as a result of any transfer by way of gift or other disposal at less than full market value. Exceptionally, such a gift or other disposal is subject to both UK inheritance tax and US estate or gift tax. The Estate and Gift Tax Convention would generally provide for tax paid in the United States to be credited against tax payable in the United Kingdom.

Stamp duty

UK stamp duty or, as the case may be, stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the purchase of shares at a rate of 0.5 per cent of the purchase price. There is a minimum charge of £5 where a stamp duty liability arises.

US shareholders

Taxation of dividends

The gross amount of dividends received (including amounts in respect of associated tax credit and UK withholding tax) is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADRs are payable in US Dollars; dividends on shares are payable in pounds Sterling. Dividends paid in pounds Sterling will be included in income in the US Dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. UK taxes withheld from dividend distributions are eligible for credit against the holder's US federal income tax liability subject to generally applicable limitations. Each holder's own tax position will determine whether effective use can be made of credits for UK withholding taxes against the US tax liability.

From 6th April 1999, the rate of tax credits was reduced to one ninth and ACT was abolished. Consequently, claims for refunds of tax credits on dividends paid on or after this date are now of negligible benefit to US shareholders.

Taxation of capital gains

Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADRs.

Estate and gift taxes

Under the Estate and Gift Tax Convention, a US shareholder is not generally subject to UK inheritance tax.

Stamp duty

UK stamp duty or, as the case may be, SDRT will, subject to certain exemptions, be payable on any issue or transfer of shares to the ADR custodian or depository at a rate of 1.5 per cent of their price (if issued), the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration).

No SDRT would be payable on the transfer of an ADR. No UK stamp duty should be payable on the transfer of an ADR provided that the instrument of transfer is executed and remains at all times outside the UK. Any stamp duty on the transfer of an ADR would be payable at a rate of 0.5 per cent of the consideration for the transfer. Any sale of the underlying shares would result in liability to UK stamp duty or, as the case may be, SDRT at a rate of 0.5 per cent.

There is a minimum charge of £5 where a stamp duty liability arises.

Shareholder information

Ordinary shares

The company's shares are listed on the London Stock Exchange.

Registrar

The company's share register is administered by Lloyds TSB Registrars, who also provide the following services:

- **GlaxoSmithKline Investment Plan**
The plan enables shareholders to reinvest quarterly dividends and/or make monthly investments in the company's ordinary shares using a special dealing arrangement.

- **GlaxoSmithKline Individual Savings Account**
The GlaxoSmithKline Individual Savings Account (ISA) is a tax-efficient way to invest in the company's ordinary shares.

- **GlaxoSmithKline Corporate Sponsored Nominee**
The corporate sponsored nominee provides a facility for shareholders to hold shares without the need for share certificates. Shareholders' details will not be held on the main share register, and so will remain confidential.

- **Shareview service**
The shareview portfolio service provides shareholders with information on their investment in the company. Shareholders may register for this service at www.shareview.co.uk.

Share dealing facility

NatWest Stockbrokers Limited offers a share-dealing service on behalf of the company to shareholders wishing to buy or sell the company's shares.

Share price information

Share price information is available on the company's web site at www.gsk.com. Information is also available on Ceefax, Teletext, and from FT Cityline by calling 0906 003 5694 or 0906 843 5694 (calls charged at 60p a minute at all times).

American Depositary Shares

The company's shares are listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents two ordinary shares.

ADR programme administrator

The ADR programme is administered by The Bank of New York, who also provide the following services:

- **Global BuyDIRECT**
Global BuyDIRECT is a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

Annual General Meeting 2002

The Queen Elizabeth II Conference Centre, 20th May 2002
Broad Sanctuary, Westminster,
London SW1P 3EE

The Annual General Meeting is the company's principal forum for communication with private shareholders. In addition to the formal resolutions to be put to the meeting, there will be a presentation by the Chief Executive Officer on the performance of the business and its future development. There will be opportunity for questions to the Board, and the Chairmen of the Board's committees will take questions on matters relating to those committees.

Investors holding shares in the company through a nominee service should arrange with that nominee service to be appointed a proxy in respect of their shareholding in order to attend and vote at the meeting.

ADR holders wishing to attend the meeting must obtain a proxy from The Bank of New York which will enable them to attend the meeting and vote on the business to be transacted. ADR holders may instruct The Bank of New York as to how the shares represented by their ADRs should be voted by completing and returning the voting card provided by The Bank of New York in accordance with the instructions given.

Financial reporting

Financial reporting calendar 2002

Announcement of 1st Quarter Results	24th April 2002
Announcement of 2nd Quarter Results	24th July 2002
Publication of Half-Year Report/Review	August 2002
Announcement of 3rd Quarter Results	23rd October 2002
Preliminary Announcement of Annual Results	February 2003
Publication of Annual Report/Review	March 2003

Results announcements

The Results announcements are issued to the London Stock Exchange (LSE), and made available on the LSE news service, and at the same time, or shortly afterwards, are issued to the media, are made available on the company's web site and are filed in the USA with the Securities and Exchange Commission (SEC) and the New York Stock Exchange.

Financial reports

The company publishes an Annual Report and, for the investor not needing the full detail of the Report, an Annual Review. An interim Report and Review are published at the half-year.

The financial reports are sent to shareholders on the date of publication and are available from the same date on the company's web site. Shareholders are provided with the Review and may elect to receive also the Report.

Copies of previous financial reports are available on the company's web site. Printed copies can be obtained from the company's registrar in the UK and from the company's Customer Response Center in the USA.

Publications

For the first time GlaxoSmithKline is producing a social and environmental review entitled "Performance with Integrity" which will incorporate information about the most pressing issues that are core to our business and have generated significant interest from external shareholders. These include medicines for the developing world, community involvement and environmental health and safety. "Performance with Integrity" will be available from the Secretariat at the company's head office and on the company web site at www.gsk.com in May.

Share capital

Nature of trading market

The Ordinary Shares of the company were listed on the London Stock Exchange on 27th December 2000. The shares were also listed on the New York Stock Exchange (in the form of American Depositary Shares 'ADSs') from the same date.

The following table sets out, for the periods indicated, the high and low middle market quotations in pence for the shares on the London Stock Exchange, as derived from its Daily Official List, and the high and low last reported sales prices in US dollars for the ADSs on the New York Stock Exchange, as derived from the New York Stock Exchange Composite Tape.

Information relating to the share and ADS prices for Glaxo Wellcome and SmithKline Beecham prior to the date of the merger is also given below.

GlaxoSmithKline

Fiscal periods from 27th December 2000	Pence per share High	Pence per share Low
Quarter ended 31st March 2002*	1780	1640
February 2002	1763	1671
January 2002	1780	1640
December 2001	1796	1685
November 2001	1918	1760
October 2001	1955	1825
September 2001	1920	1626
Quarter ended 31st December 2001	1955	1685
Quarter ended 30th September 2001	2032	1626
Quarter ended 30th June 2001	2012	1740
Quarter ended 31st March 2001	1965	1690
27th to 31st December 2000	1920	1890

Fiscal periods from 27th December 2000	US dollars per ADS High	US dollars per ADS Low
Quarter ended 31st March 2002*	51.07	46.90
February 2002	51.07	46.90
January 2002	50.97	47.02
December 2001	51.18	48.68
November 2001	56.05	49.90
October 2001	57.09	52.60
September 2001	56.60	48.40
Quarter ended 31st December 2001	57.09	48.68
Quarter ended 30th September 2001	58.00	48.40
Quarter ended 30th June 2001	57.10	49.80
Quarter ended 31st March 2001	56.95	47.15
27th to 31st December 2000	56 13/16	55 3/8

*to 6th March 2002

Glaxo Wellcome

Fiscal periods to 26th December 2000	Pence per share High	Pence per share Low
Quarter ended 31st December 2000†	2110	1835
Quarter ended 30th September 2000	2048	1791
Quarter ended 30th June 2000	2032	1750
Quarter ended 31st March 2000	1860	1440
1999	2288	1507
1998	2073	1465
1997	1457	894

Fiscal periods to 26th December 2000	US dollars per ADS High	US dollars per ADS Low
Quarter ended 31st December 2000†	60 7/16	54
Quarter ended 30th September 2000	60 15/16	53 13/16
Quarter ended 30th June 2000	63 3/4	53 1/4
Quarter ended 31st March 2000	60	46
1999	76 3/16	48 1/16
1998	69 1/2	48 1/8
1997	48	30 1/8

SmithKline Beecham

Fiscal periods to 26th December 2000	Pence per share High	Pence per share Low
Quarter ended 31st December 2000†	955	829
Quarter ended 30th September 2000	927	804
Quarter ended 30th June 2000	901	790
Quarter ended 31st March 2000	865	671
1999	929	688
1998	844	571
1997	650	389

Fiscal periods to 26th December 2000	US dollars per ADS High	US dollars per ADS Low
Quarter ended 31st December 2000†	68 13/16	60 11/16
Quarter ended 30th September 2000	68 5/8	60
Quarter ended 30th June 2000	71 15/16	59 1/2
Quarter ended 31st March 2000	71 3/16	52 1/2
1999	76 3/8	56 1/16
1998	71 7/8	48 1/16
1997	53 5/8	32 11/16
1996	69 3/8	49 3/4

† to 26th December 2000.

Analysis of shareholdings

Analysis of shareholdings at 31st December 2001:	Number of accounts	% of total accounts	% of total	Number of shares
Holding of shares				
Up to 1,000	176,202	68.6	1.1	66,034,529
1,001 to 5,000	61,425	23.9	2.1	133,024,128
5,001 to 100,000	17,336	6.8	4.3	263,032,143
100,001 to 1,000,000	1,387	0.5	7.2	441,652,354
Over 1,000,000	508	0.2	85.3	5,269,222,835
Totals	256,858	100.0	100.0	6,172,965,989
Held by				
Nominee companies	59,260	23.1	81.5	5,031,708,556
Investment and trust companies	393	0.1	0.2	11,085,490
Insurance companies	56	–	1.0	60,507,465
Individuals and other corporate bodies	197,147	76.8	7.8	483,067,806
BNY (Nominees) Limited	2	–	9.5	586,596,672
Totals	256,858	100.0	100.0	6,172,965,989

The Bank of New York's holding held through BNY (Nominees) Limited represents the company's ADR programme, whereby each ADS represents two Ordinary Shares of 25p nominal value.

At 6th March 2002, the number of holders of record of shares in the USA was 1,129 with holdings of 1,906,132 shares, and the number of registered holders of the ADRs was 60,824 with holdings of 289,906,042 ADRs. Because certain of these shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the USA is not representative of the number of beneficial holders or of the residence of beneficial holders.

Control of company

As far as is known to the company, it is not directly or indirectly owned or controlled by one or more corporations or by any government. The company does not know of any arrangements, the operation of which might result in a change in control of the company.

Substantial shareholdings

At 6th March 2002, the company had received notification of the following interest of three per cent or more in its shares:

- BNY (Nominees) Limited holds 579,812,328 shares representing 9.4 per cent. These shares are held on behalf of holders of American Depositary Receipts.

As far as is known to the company, no other person was the owner of more than three per cent of the shares of the company.

Directors and Officers

The interests of the Directors and Officers of the company (as defined in the Companies Act 1985) in share options of the company are given in the Remuneration report (pages 35 to 42).

Exchange controls and other limitations affecting security holders

There are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the company's shares who are non-residents of the UK. There are no limitations relating only to non-residents of the UK under English law or the company's Memorandum and Articles of Association on the right to be a holder of, and to vote in respect of, the company's shares.

Cross reference to Form 20-F

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Item		Page
1	**Identity of directors, senior management and advisers**	n/a
2	**Offer statistics and expected timetable**	n/a
3	**Key information**	
A	Selected financial data	63
D	Risk factors	56–57
4	**Information on the company**	
A	History and development of the company	06
B	Business overview	
	Products	07–09
	Competition	10
	Regulation	11
	Marketing and distribution	12
	Manufacture and supply	12–13
	Research and development	13–21
	Intellectual property	22
	Information technology	23
	Environment, health and safety	25
	Global community partnerships	26–28
	Access to medicines in the developing world	26
C	Organisational structure	127–129
D	Property, plant and equipment	24
	Environmental responsibility	25
	Note 6 – Segment information	78–80
	Note 17 – Tangible fixed assets	87
5	**Operating and financial review and prospects**	
A	Operating results	
	2001 and 2000	45–51
	2000 and 1999	58–62
	Under US accounting principles	64
B	Liquidity and capital resources	52–57
C	Research and development, patents and licenses, etc.	13–21,44
D	Trend information	44
6	**Directors, senior management and employees**	
A	Directors and senior management	30–31
B	Compensation	
	Remuneration report	35–42
C	Board practices	
	Corporate governance	32–34
D	Employees	
	GlaxoSmithKline people	23–24
	Note 35 – Employee costs	108
	Financial record	140
E	Share ownership	
	GlaxoSmithKline people	23–24
	Note 33 – Employee share schemes	103–106
	Share options	39
	Incentive plans	40
	Directors' interests	42
7	**Major shareholders and related party transactions**	
A	Major shareholders	147
B	Related party transactions	149

Item		Page
8	**Financial information**	
A	Consolidated statements and other financial information	
	Financial statements	See Item 18
	Legal proceedings	94–96
B	Significant changes	n/a
9	**The offer and listing**	
A	Share price history	146
C	Markets	146
10	**Additional information**	
B	Memorandum and Articles of Association	Note (i)
C	Material contracts	149
D	Exchange controls	147
E	Taxation	144
H	Documents on display	149
11	**Quantitative and qualitative disclosures about market risk**	
	Treasury policies	54–55
	Note 32 – Financial instruments and related disclosures	99–102
12	**Description of securities other than equity securities**	n/a
13	**Defaults, dividend arrearages and delinquencies**	n/a
14	**Material modifications to the rights of security holders and use of proceeds**	n/a
15	**Reserved**	
16	**Reserved**	
17	**Financial statements**	n/a
18	**Financial statements**	
	Directors' statements of responsibility	66
	Independent auditors' report	67
	Consolidated statement of profit and loss	68–69
	Consolidated statement of total recognised gains and losses	68–69
	Consolidated statement of cash flow	70–71
	Consolidated balance sheet	72
	Reconciliation of movements in equity shareholders' funds	72
	Company balance sheet	73
	Notes to the financial statements	74–129
19	**Exhibits**	

Note (i)

Information responsive to this item is incorporated by reference to 'Memorandum and Articles of Association of GlaxoSmithKline' at pages 35–36 of the Group's Annual Report on Form 20-F for the year ended 31st December 2000.

Cautionary factors that may affect future results

The Group's reports filed with the US Securities and Exchange Commission (the 'Commission'), including this Annual Report on Form 20-F for the year ended 31st December 2001 (the '2001 Form 20-F'), contain, and written information released, or oral statements made, to the public in the future by or on behalf of the Group may contain, forward-looking statements. Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under 'Risk factors' on pages 56 and 57 of this Annual Report.

Related party transactions

GlaxoSmithKline has a 23 per cent interest in Quest Diagnostics Inc. The activities of Quest are not part of the company's core business, and the interest is held only as an investment.

Material contracts

The Boards of Glaxo Wellcome plc and SmithKline Beecham plc announced on 17th January 2000 the terms of an agreement for the proposed merger of the two companies. The merger was implemented by way of a scheme of arrangement on 27th December 2000, on which date GlaxoSmithKline plc acquired the whole of the issued share capital of Glaxo Wellcome plc and SmithKline Beecham plc.

In January 2001 GlaxoSmithKline completed the acquisition of Block Drug Company Inc, a manufacturer of toothpaste and other oral healthcare and consumer products, for US$1,214 million (£843 million).

Documents on display

Documents referred to in this Annual Report are available for inspection at the Registered Office of the company.

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description
Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The US equivalent of tax depreciation.
Advance Corporation Tax (ACT)	An advance payment of UK tax that was made when dividends are paid. No direct US equivalent.
American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GlaxoSmithKline ADR represents two ordinary shares.
American Depositary Shares (ADSs)	Ordinary Shares registered on the New York Stock Exchange.
Called-up share capital	Ordinary Shares, issued and fully paid.
CER growth	Growth at constant exchange rates.
Combined Code	Guidelines required by the Listing Rules of the Financial Services Authority to address the principal aspects of Corporate Governance.
The company	GlaxoSmithKline plc.
Creditors	Accounts payable.
Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.
Debtors	Accounts receivable.
Defined benefit plan	Pension plan with specific employee benefits, often called 'final salary scheme'.
Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.
Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.
Diluted earnings per share	Diluted income per share.
Dividend cover	Profit attributable to shareholders/net income divided by dividends payable to shareholders.
Earnings per share	Basic income per share.
Employee Share Ownership Trusts	Trusts established by the Group to satisfy share based employee incentive plans.
Equity shareholders' funds	The aggregation of shares and reserves owned by shareholders. The US equivalent is shareholders' equity.
Finance lease	Capital lease.
Free cash flow	Cash resources available for payment of dividends to shareholders and for acquisitions.
Freehold	Ownership with absolute rights in perpetuity.
Gearing ratio	Net debt as a percentage of shareholders' funds net debt and minority interests.
The Group	GlaxoSmithKline plc and its subsidiary undertakings.
Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.
Intangible fixed assets	Assets without physical substance, such as brands, licences, patents, know-how and marketing rights purchased from outside parties.
Interest cover	The number of times profit before interest exceeds net interest payable.
Interest payable	Interest expense.
Interest receivable	Interest income.
Non-equity minority interest	Preference shares issued by a subsidiary to outside parties.
Preference shares	Shares issued at varying dividend rates that are treated as outside interests.
Profit	Income.
Profit and loss account reserve	Retained earnings.
Profit attributable to shareholders	Net income.
Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.
Share option	Stock option.
Share premium account	Additional paid-up capital or paid-in surplus (not distributable).
Shares in issue	Shares outstanding.
Statement of total recognised gains and losses	Statement of comprehensive income.
Stocks	Inventories.
Subsidiary undertaking	An affiliate in which GlaxoSmithKline holds a majority shareholding and/or exercises control.
Tangible fixed assets	Property, plant and equipment.
Turnover	Revenue.

Index

page

A

Access to medicines 26
Accountability and audit 33
Accounting policies 51,66,75-77
Accounting standards 57,66,74
Acquisitions and disposals 52,54,68-71,74,75,93,97,98,118,119
ADR programme administrator 145, inside back cover
American Depositary Shares 142,145
Animals and research 21
Annual General Meeting 4,30,32,33,66,145
Antitrust 57,96
Anti-bacterials 7,8,10,46-49,58-60,74,134-138
Anti-virals 7,8,10,46-49,58-60,74,134-138
Associated companies 6,34,43,50,68,71,74-77,79,82,83,87,88,93,97,122,127,130
Audit Committee 30-34,66
Auditors, independent 33,34,67,82

B

Balance sheet 52,53,63,64,72-77,90,92,99,110,111,112,116,120,124,126,130,131
Block Drug 3,9,13,23,49,50,52,53,55,78,80,86,89,91,97,119,128,129,140,149
Board and Executive 4,30-32,66
Board committees 30,30-34
Business and the Community 25
Business performance 2,3,23,24,36,43-45,49,50,56,58,61-63,68,74,83,84,130,132,139,143
Business segments 6,78

C

Capital employed 11,72,131,139,140
Capital expenditure 52,70,71,131,140
Cardiovascular 7-9,14,20,46-48,59,60,74,134-138
Cash flow 52,67,70,71,74,75,86,113,117,130,131
Cautionary factors that may affect future results 149
Central nervous system (CNS) disorders 2,3,8,45,46,58,138
Centres of Excellence for Drug Discovery 3,19-21
Chairman and Chief Executive Officer's statement 3,4
Charitable donations 26,27
Chlorofluorocarbons (CFCs) 16,17
Combined Code 34,66
Commitments 21,24,26,52,53,76,91,116
Communications 23,24
Community investment 25,26
Competition 10,12,56
Consumer Healthcare
- business sector/segment 6,78,122,123,132,138
- competition 10
- manufacturing and supply 13
- marketing and distribution 12,13
- new products 49
- sales 44,49,61,78,122,123,132,138
- research and development 21,44
- regulation 11
- trade marks 22

Constant exchange rate (CER) 43
Contact details inside back cover
Contaminated land 57
Contingent liabilities 21,89,111
Control of company 147
Corporate Executive Team 4,24,31-33,36,42
Corporate governance 30-34,66
Corporate Social Responsibility Committee 32,34
Critical accounting policies 51
Cross reference to Form 20-F 148

D

Derivative financial instruments 54,55,64,77,100,112,120
Dermatologicals 9,59,61
Description of business 5-28,74
Dialogue with shareholders 32
Direct-to-consumer advertising 12,58
Directors and senior management 30-31,39,42,104,105
Director's
- interests 42
- interests in contracts 42
- remuneration 34-42,66,107
- report 2-64
- responsibility 66
- service contracts 37,66
- share options 36,39,42
- share ownership guidelines 37

Diversity 24
Divested businesses 44,61-63,69,80
Divested products 2,8,9,12,47-49,52,58,59,61,138
Dividends 2,32,36,37,52-54,63,64,68,70,72,74,85,93,113,142-144

E

Early drug discovery 3,19,20
Earnings/earnings per share 2,3,36,37,44,45,51,58,62-64,68,83,84,114,121,132
Employees
- costs 82,108-110
- diversity 24
- involvement 28
- numbers 140
- performance and reward 24
- share schemes 37,39,103-107
- training and development 25,55

Employee share ownership trusts 52,53,55,62,63,75,76,84-87,99,104,112,120
Environment, health and safety 4,24-26,34,75 89,96,145
Equity risk management 55
European Monetary Union 55
Exchange controls 147
Exchange rates 2,5,43,45,54,57,58,64,77,99,112,130,143
External suppliers 13

F

Fair values 99,100,110
Finance Committee 30-32
Financial assets and liabilities 55,99,101,112
Financial highlights 2
Financial instruments 54,55,77,91,99-102,112
Financial period 66,74,140
Financial position 52-55,125
Financial record
- 5 year record 138-140
- quarterly trend 132-137

Financial reporting calendar 145
Financial statements 68-130
Financial summary 2
Financial trends and ratios 44
Fixed asset investments 76,87,88,112
Foreign exchange risk management 54,99
Forward-looking statements 2,56,149

G

Gearing ratio 44
Global community partnerships 26-28
Global Supply Initiative 13
Glossary of terms 150
Going concern basis 34,66
Goodwill 50,52,53,64,70,72,74-76,80,82,86,87,93,97,98,111,113,116,118-120,131,140
Governmental investigations 57,94
Group companies 127-129

H

Healthcare Services 61-63,78,80,81,89,138
Hedging 55,64,112
History and development of the company 6
HIV and AIDS 2,4,7,8,10,14,16-18,26-28,46-49,58-60,134-137

I

Impairment of assets 51,53,64,70,76,86-89,113,117
Independent Auditors 33,34,67,82
Information technology 23,33
In-licensing 2,3,13,18,20,53
Intangible assets 51,53,64,70-72,76,86,111,113
Intellectual property 3,4,21,22,26,33,37,53,56,57,81,94
Interest cover 44
Interest rate risk management 54,99
Internal control 32-34,66
Investments 50-55,61,64,70-72,76-81,87-90,99-101,112-115,117-120,125,131
Investor information 141-146

J

Joint ventures and associates 21,43,50,52,61,68,70,71,75-79,82,87,88,93,97,132

L

Leases 70,71,76,82,87,90,91,102
Legal proceedings 2,51,56,57,89,94-96
Liquid investments 53,71,72,79,90,99-101,112-114
Loans and overdrafts 70-72,82,90,91,99,100,117,131
Lymphatic Filariasis 4,26

M

Malaria 4,7,8,10,14,16,17,26,27
Manufacture and supply 6,12,13,19,24,33,50,57,74,78,83
Manufacturing and other restructuring 50,62,74,80,81,89,130,139
Market capitalisation 56,143
Marketing and distribution 12
Maturity and counterparty risk 54
Memorandum and Articles of Association 147,148
Merger accounting adjustments 77
Metabolic and gastro-intestinal 14,19,20,45-48,58,59,74

page

N

Net debt 21,44,50,52-56,62,70,71,79,90,91,100,140
Net interest payable 44,50,52,54,62,68,78,79,82,114,122,130,132,139
New products 2,3,10,11,17,19,20,22,49,56-58
Non-Executive Directors 32,34,36-38
Noon buying rate 63
Nutritional healthcare 6,9,10,12,13,21,49,61,78,138

O

Oncology and emesis 7-9,15,20,47-49,59,60,74,134-138
Operating and financial review and prospects 43-64
Oral care 3,6,9-13,21,49,61
Other operating income/(expense) 50,61,62,68,81,114,130,132
Outlook 56
Over-the-counter (OTC) medicines 3,6,9,10,74

P

Patents 10,22,26,53,56,57,76,86,94-96,118
Payment policies 53
Pension and other post-retirement benefits 41,53,76,84,89,108-110,112,118-121,124,125
Performace with Integrity 25,145
Pharmaceuticals
- approvals and submissions 13,17,18
- business sector 6,78,122,123
- competition 10
- manufacturing and supply 13,74
- marketing and distribution 12,45,74
- products 7,8,56,57,94-97,118
- sales 2,4,11,12,44-48,56,58-60,64,78,122,123,132,134-138
- research and development 13-21
- regulation 11
- patents and trade marks 22

Pipeline 3,13,-17
Presentation of financial statements 74
Price controls 11,56
Principal financial statements in US$ 66,74,130,131
Profit and loss account 44,49,61,63,64,68,69,72-77,84,93,99,102,110-112,139
Property, plant and equipment 24,116
Provisions for liabilities and charges 52,53,57,70,72,89,100,108,117,131

page

R

Reconciliation of equity shareholders' funds 53,63,64,72-74,111,114,116,120,140
Registrar 145
Regulation 11
Remuneration & Nominations Committee 30,32,36,66
Remuneration report 32,36-42,66,147
Report of the Directors 2-64,66
Research collaborations 21
Research and development
- accounting policy 75
- animals and research 21
- Consumer Healthcare 21
- diseases of the developing world 26
- expenditure 12,24,44,49,50,53,54,61,64,68,75,97,114,132
- Pharmaceuticals 13-21
- pipeline 14-17

Respiratory 2,3,7-10,16-20,45-49,58-60,74,134-138
Return on capital employed 11,139
Revenue – accounting policy 75
Risk factors 33,56,57
Risk Oversight and Compliance Council (ROCC) 34

S

Sales
- Consumer Healthcare 44,49,61,78,122,123,132,138
- Pharmaceuticals 2,4,11,12,44-48,56,58-60,64,78,122,123,132,134-138

SB Clinical laboratories 78,87,98
Segment information 78-80,122,123,138
Selected financial data 63
Senior management – compensation and interests 42
Share buy-back 2,3,32,52,53,74,93
Share capital 71-73,92,131,146-148
Share premium 72,73,92,131,140
Share price 39,143,145
Share purchases 2,54,55
Share statistics 139
Shareholder information 145
Shareholder return 2,104,142,143
Shareholders' funds 53
Shareholdings – analysis 92,147
Statement of total recognised gains and losses 68,74,75,113,130
Strategic Master Plan 13

T

Taxation 44,50-52,62,63,68-71,77,80-84,88,112-114,121,132
Taxation information for shareholders 143,144
Tax rate 44,50,57,62
Trade marks 5,22,53
Treasury operations 54
Treasury policies 54,55
Tuberculosis 26

page

U

UK segment 80
US GAAP – reconciliation to US accounting
- principles 111-126
- consolidated balance sheet 116
- consolidated income statement 114-115
- comprehensive income and changes in shareholders' equity 114-115
- consolidated statement of cash flows 117
- earnings per share/ADS 114
- material differences between UK and US GAAP 111-113
- post-retirement benefits 112,120,124-126
- purchase accounting 111,118,119
- results under US accounting principles 64
- segment information 122,123
- selected financial data 63
- taxation 113,121

US$ – convenience translation of principal financial statements 130

V

Vaccines 3,6-10,13,16,19,21,26,45,47-49,58-60,74,78,134-138

W

World economy 45
World market 45

Contact details

INTERNET

Information for investors and about the company is available on GlaxoSmithKline's corporate web site at www.gsk.com

HEAD OFFICE AND REGISTERED OFFICE

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000

UNITED KINGDOM

Investor relations - Europe
980 Great West Road
Brentford
Middlesex TW8 9GS
Tel: +44 (0)20 8047 5557 / 5558
Fax: +44 (0)20 8047 7807

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

General enquiries, Annual Report orderline and Corporate Nominee service
Tel: 0870 600 3991 inside the UK
Tel: +44 (0)121 433 8000 outside the UK

Shareholder Investment Plans
Dividend Re-investment queries
Tel: 0870 241 3018 inside the UK
Tel: +44 (0)1903 854 295 outside the UK

Monthly Savings Plan queries
Tel: 0870 606 0268 inside the UK
Tel: +44 (0)131 527 3555 outside the UK

ISA enquiries
Tel: 0870 242 4244 inside the UK
Tel: +44 (0)1903 604 594 outside the UK

Glaxo Wellcome and SmithKline Beecham corporate PEPs
The Share Centre Limited
Oxford House
Oxford Road
Aylesbury
Bucks HP21 8SZ
Tel: +44 (0)1296 414 144

Corporate share dealing facility
NatWest Stockbrokers
Corporate & Employee Service
55 Mansell Street
London E1 8AN
Tel: 0870 600 3080 inside the UK
Tel: +44 (0)20 7895 5923 outside the UK

UNITED STATES OF AMERICA

Investor relations
One Franklin Plaza
PO Box 7929
Philadelphia
Tel: 1 215 751 7003
Fax: 1 215 751 3233

ADR programme administrator
The Bank of New York
Shareholder Relations
PO Box 11258
Church Street Station
New York NY 10286-1258
Tel: 1 877 353 1154 toll free
Tel: +(1) 610 312 5315 outside the USA

Customer Response Center
Tel: 1 888 825 5249 toll free

The paper used in the production of this document is made from pulp harvested from sustainable forests, also using sawmill residues and forest thinnings. It is elemental chlorine-free.
Printed by Hyway in the UK using a water-less print process and solvent free inks.

www.gsk.com



Connecting...

Annual Review 2001

GlaxoSmithKline

Contents

Introducing GlaxoSmithKline 1
From the Chairman and the Chief Executive Officer 10
Business operating review 13
Corporate citizenship & community partnerships 15
Product portfolio 16
Corporate executive team 18
Summary financial statements 20
Summary remuneration report 22
Responsibility statements 23
Corporate governance 24
The Board 25
Shareholder return 26
Shareholder information 28
Contact details 29



Connecting our

Front Cover
Hands reaching out to touch each other and connect – a parallel for our corporate mission



A coloured scanning electron micrograph of two hair strands. Seen up close, every hair has its own unique properties and appearance – just like every person's individual genetic make-up.

science to you

GlaxoSmithKline invested £2.6 billion in 2001 in a research organisation dedicated to delivering medicines to meet the needs of individuals throughout the world.

In the field of innovative products, we are aiming to bring patients new medicines to help fight diseases including asthma and chronic obstructive pulmonary disease, diabetes, cancer, Alzheimer's disease, psychiatric illness and HIV/AIDS as well as vaccines to help prevent diseases.

Our research programme is capitalising on the exploration of the human genome to identify new drug targets, the first step towards creating novel medicines. We are working as well to understand the genetic basis for varying individual responses to medicines.

At the other end of a pharmaceutical product's life, we are creating programmes to "switch" products from prescription to over-the-counter, thus boosting the opportunities to extend a product's effectiveness and availability. Our product pipeline is robust, full of potential and currently contains 56 new chemical entities and 21 new vaccines. We are committed to building the best new product portfolio in the industry by building the greatest possible value into our late-stage pipeline, by delivering our rich, early-stage pipeline and by serving as the partner of choice for other companies who will benefit from our drug development capabilities.

Our research and development programme is reinforcing existing areas of therapeutic leadership as well as allowing the Group to expand further into areas of unmet medical need.

At the same time, our R&D organisation is adding value to important marketed products by developing a range of convenient formulations and by demonstrating the value of these products in additional uses.



necting health world of *choice*

With consumers becoming more and more informed about healthcare and medicines, dialogue and the willingness to listen to each consumer's views are vital. We are committed to giving consumers their own voice, providing them with the means to make choices.

are consumers with
nd *information*

Technology will never completely replace the traditional channels to health professionals and patients but there is no doubt that today's consumers have access to and also demand far more information about medicines and treatments.

Today's healthcare consumers want to know more about their healthcare concerns and take more control of their therapies. It is our challenge to respond to this growth in demand for knowledge. In the USA, in particular, the decision-taking process regarding an individual's healthcare is moving much closer to the patient.

The growth in information and knowledge is being fuelled by the dramatic rise of the internet and associated technologies and the increase in direct-to-consumer advertising in the USA.

Our Consumer Healthcare division has a wealth of experience in these marketing areas and we are ensuring that the expertise is transferred into the pharmaceutical arena.

We are aiming to build a dialogue with the world's healthcare consumers, creating greater knowledge and awareness of our products and listening to what consumers are saying about us and our products.

Only in this way will we become the most trusted source of information and the leading supplier of medicines.



Connecting over together

This is a network of nerve fibres which rapidly relay signals between the central nervous system and muscles and organs in the body, allowing the body to react quickly to any situation. This is a powerful, interconnected system, just like the GlaxoSmithKline team.

100,000 people into one team

GlaxoSmithKline is a globally-aligned organisation which values individual contribution within the context of global teamwork.

Our employees value the opportunity to be working in a fast-moving, ambitious environment where their contributions, both individual and collective, are crucial to our success.

GlaxoSmithKline supports, empowers and values people. Whilst working as part of a team, each individual should view the Group's corporate mission as their personal quest.

This mission is to improve the quality of human life by enabling people to do more, feel better and live longer. At the heart of this is the GSK Spirit, a new culture we are creating, which will guide employees, keep them focused and will differentiate us from our competitors. We aim to be a global team of creative people, intent on always looking for and delivering new and better ways of doing things.

We will focus on performance but we recognise there is no achievement without integrity.

GlaxoSmithKline's success is driven by over 100,000 individuals dedicated to the mission of improving people's lives.

Connecting with



A detail showing heart pulse rate traces. Communicating with investors, enabling them to see trends and understand our underlying performance and activity, is central to our operations.

our investors

The fundamental issues at stake in investment decisions are transparency, trust and performance.

GlaxoSmithKline has delivered and will continue to deliver the performance benefits that we promised would result from the merger of our previous two businesses.

During 2001, we increased our expected annual pre-tax merger savings to be delivered by 2003 from £1.0 billion to £1.2 billion. These, together with savings from the pre-existing manufacturing plans, will result in total annual merger and manufacturing savings of £1.8 billion by 2003.

Strong sales from our key products together with cost savings led to business performance earnings per share growth of 14 per cent at constant exchange rates, which was in line with our forecast. Business performance earnings per share is expected to grow at a mid-teens percentage rate in 2002 and low teens or better in 2003. These forecasts assume GlaxoSmithKline successfully defends its intellectual property rights to *Augmentin* and *Paxil* in the USA. GlaxoSmithKline has a market value of approximately £105 billion – this represents around nine per cent of the FTSE 100 index.

GlaxoSmithKline has market strength, a track record of providing innovative products to meet patient needs, a strong and still improving new product pipeline and a research and development programme funded by £2.6 billion in 2001.

We are a market leader in four of the five largest therapeutic categories in the industry and our recently launched respiratory product, *Advair*, has become one of the most successful pharmaceutical product launches ever in the USA.

Our focus is on delivering medicines that patients need. By doing this, we also expect to deliver excellent returns for our investors.

Connecting our busin

to



Medicines and vaccines of all types have the power to improve the quality of human life by enabling people to do more, feel better and live longer – indeed this is GlaxoSmithKline's mission. But the world has every right to expect more from global businesses – commitment, integrity and transparency are all required from corporations seeking to gain the trust of the world's consumers.

...ss activities ...orporate citizenship

Our role as a corporate citizen is inseparable from every action we take. So the Spirit of GSK is reflected in our commitment to sustainability in terms of our economic, social and environmental impact.

As a global business, we have to consider carefully our effect on the communities in which we operate. We are also mindful of our impact in areas such as contributions to scientific advancement and as a global employer. Our aim is to be a valued corporate citizen wherever we operate.

A vital part of creating our new company has been to establish the values and operating principles that we follow while working towards our mission. One of our key values is to recognise performance achieved with integrity. We take seriously the impact our business operations can have on the environments in which we work and the social implications of our presence.

For example, as a major pharmaceutical company, we know we can have a positive impact on healthcare through our medicines and vaccines. We also recognise that not everyone has access to the standard of organised healthcare that exists in the developed world. We are therefore committed to doing what we can to make our medicines and vaccines available to everyone who would benefit from them, helping to tackle diseases such as HIV/AIDS, lymphatic filariasis and malaria.

The company has created a Corporate Social Responsibility Committee to advise the Board on social, ethical and environmental issues. In May 2002 we will be publishing a review of issues that are significant for the company as part of our ongoing commitment to corporate citizenship.



Sir Richard Sykes
Chairman

JP Garnier
Chief Executive Officer

Our first year as a merged company was completed successfully, connecting over 100,000 employees together in what is now the world's second largest pharmaceutical company, the largest pharmaceutical company in Europe and one of the fastest growing pharmaceutical companies in the key US market.

Successful first year for GlaxoSmithKline

In line with our commitment to shareholders, we are pleased to report that we delivered business performance earnings per share growth for 2001 of 19 per cent, or 14 per cent at constant exchange rates.

Our confidence in the continued performance of our company has led us to expect business performance earnings per share growth in the mid-teens in 2002 and low-teens or better in 2003. This guidance assumes that GlaxoSmithKline successfully defends its intellectual property surrounding *Augmentin* and *Paxil* in the USA.

Our mission is to improve the quality of human life by enabling people to do more, feel better and live longer

Delivering merger benefits

When we announced the merger, we informed shareholders that we expected to create a company with significant financial strength, enhanced marketing power and improved R&D productivity. We have made great progress during 2001 in turning these expectations into reality.

GlaxoSmithKline is in strong financial shape. In 2001, business performance profit before tax was up 12 per cent at constant exchange rates to £6.2 billion while net operating cashflow was £6.5 billion, nearly £1.1 billion more than the previous year. We also achieved merger and manufacturing restructuring savings in excess of £750 million. During the year we increased our estimate of the annual savings from the merger by £200 million and we remain on track to deliver total annual merger and manufacturing restructuring savings of £1.8 billion by 2003.

This financial strength has enabled us to announce in 2001 a £4 billion share buy-back programme which at the year end was half way towards completion. The Group has the financial power to undertake this programme whilst retaining the flexibility to consider other investment opportunities that may arise.

At the same time, the enhanced marketing power made possible through our combined salesforces has given us the size, quality and flexibility to achieve a rapid uptake and acceptance of GlaxoSmithKline's products. For example, *Seretide/Advair*, our newest asthma treatment, has enjoyed remarkable success around the world. It is now our fourth largest product globally and is number one in Europe, achieving £850 million in worldwide sales in 2001. In the USA, the *Advair* launch was one of the most successful ever in the US pharmaceutical industry.

The merger has helped to position GlaxoSmithKline – with our marketing power and development expertise – as the partner of choice for companies seeking a large pharmaceutical company to maximise the value of their new products. Our active in-licensing programme during 2001 delivered ten new products into clinical development. These agreements include exciting compounds such as vardenafil for erectile dysfunction, which we expect to launch with our partner Bayer in 2002. Further innovative agreements will provide access to the pipelines of two of the largest pharmaceutical companies in Japan, Shionogi and Tanabe.

We have reorganised and rejuvenated the entire R&D organisation, taking advantage of our size while still maintaining flexibility and efficiency through smaller, entrepreneurial Centres of Excellence for Drug Discovery (CEDDs). The current R&D expenditure of £2.6 billion is one of the largest in the industry and the merger will also enable us to save and reinvest a further £250 million in R&D by 2003.

It was disappointing to lose tranilast for the prevention of restenosis, and compound '570' for the treatment of diabetes, from the phase III pipeline in 2001.

We currently have one of the strongest early-stage pipelines in the industry with 118 projects in clinical development, including 56 new chemical entities, 21 new vaccines and 41 line extensions.

Our discovery and development programme, together with our in-licensing activities, has given GlaxoSmithKline a strong start in achieving our ambition to build one of the best pipelines in the industry by 2005.

Block Drug has been successfully integrated into our Consumer Healthcare business which achieved sales of £3.3 billion last year. This acquisition added *Sensodyne*, *Polident* and *Poligrip* to our Oral care business and a number of significant brands to our over-the-counter medicines. As a result of the acquisition, GlaxoSmithKline has become the number two company globally in oral care and further critical mass has been added in the USA, Europe and the Rest of the World.

Positioned for success

As we begin our second year as GlaxoSmithKline, the company is in excellent shape and we are well positioned to realise continued future success. Our strong portfolio is built on six core products of over $1 billion in global sales: *Seroxat/Paxil* for depression, *Augmentin*, an antibiotic, *Flixotide/Flovent* for asthma, *Seretide/Advair* for asthma, *Imigran/Imitrex* for migraine and *Avandia* for diabetes.

New products represent 22 per cent of total pharmaceutical sales and grew at

A message from Sir Richard Sykes

You will have seen the recent announcement that I have decided to retire from the Board of Directors with effect from this year's Annual General Meeting on 20th May. At that time, Sir Christopher Hogg, currently a Non-Executive Director of GlaxoSmithKline, will become Chairman.

I feel now is the right time to depart having overseen the successful merger of GlaxoSmithKline and as I approach my 60th birthday in August. I wish to devote my time and energy to my role as Rector of Imperial College and leave GlaxoSmithKline in great shape for the future.

I would like to record my thanks to the company's employees for all their dedication and hard work and also to thank shareholders for their support over many years.

A message from JP Garnier

On behalf of the Board I would like to pay tribute to Sir Richard, who has made a tremendous contribution to Glaxo, Glaxo Wellcome and GlaxoSmithKline.

He is a strong and committed ambassador for the pharmaceutical industry and a great champion of the UK science base. I wish him well for the future.

At the same time, we welcome Sir Christopher as our new Chairman and look forward to benefiting from his wide-ranging experience and knowledge.

48 per cent at constant exchange rates to over £3.7 billion in 2001. GlaxoSmithKline is the global leader in three key therapy areas, anti-infectives, respiratory and central nervous system products.

We expect several new product indications will further contribute to future growth. In 2001, we received US approval of *Seroxat/Paxil* indications for generalised anxiety disorder and post-traumatic stress disorder, *Coreg* for severe heart failure, *Augmentin ES* for ear infections in children, and *Twinrix*, the first combination hepatitis A and B vaccine. In January 2002, a US FDA Advisory Committee recommended approval of *Seretide/Advair* for the treatment of chronic obstructive pulmonary disease (COPD) associated with bronchitis.

GlaxoSmithKline is planning to make several key regulatory filings in 2002: compound '908' for HIV, *Ariflo* for COPD, ibandronate for post-menopausal osteoporosis, which will be filed with our development partner Roche, *Lamictal* for bipolar disorder and *Wellbutrin XL* for depression.

GlaxoSmithKline is involved in legal challenges in the USA and Europe regarding infringement of its patents relating to some of its major products. We will continue to defend our intellectual property rights in these and other countries.

Commitment to communities

The Group is delivering on its commitment to support communities globally. During 2001, GlaxoSmithKline continued to play an international leadership role for increasing access to HIV/AIDS treatments in developing countries. We maintained our commitment to reduce prices to governments through the United Nations AIDS Accelerating Access Initiative which we announced in May 2000. We outlined the full range of our activities to improve the quality of healthcare in developing countries in a publication called 'Facing the Challenge'. This included extending our preferential pricing to more products, countries and customers, including global funds. All our anti-retrovirals and anti-malarials are now offered at fixed, not-for-profit prices to public sector customers and non-profit organisations in the least developed countries and sub-Saharan Africa.

Additionally, because of the gravity of the HIV/AIDS problem in sub-Saharan Africa, we offer these preferential prices for anti-retrovirals to employers who provide HIV/AIDS treatment to their staff through workplace clinics.

We have also reconfirmed our commitment to a global programme to eliminate lymphatic filariasis with what will become the industry's largest donation programme. In addition to drug donation, GlaxoSmithKline provides an extensive programme of support to other partners working to prevent this disfiguring tropical disease.

The company also recognises that, even in the USA, some of the poorest citizens may not be able to afford the medicines they need. GlaxoSmithKline took a leadership position and launched the *Orange Card* programme in January 2002 to help people on low incomes who do not have public or private prescription drug coverage.

These programmes reflect our fundamental commitment to improving the quality of life for patients across the globe and connecting with the needs of those communities where our employees live and work.

In May 2002 we will publish a review of GlaxoSmithKline's commitment to society entitled 'Performance with Integrity' which will incorporate information about the most pressing social and environmental issues that are core to our business.

Acknowledgements

We want to thank our Board members and our employees for their support during this first year of our newly merged company. In particular, we would like to thank Sir Peter Walters and Mr John Young, who will retire as Non-Executive Directors of GlaxoSmithKline at the conclusion of the company's Annual General Meeting in May for the invaluable service they have given to the Boards of both SmithKline Beecham and GlaxoSmithKline.

On behalf of the Board and the Corporate Executive Team, we also thank our shareholders for their support of our company. We hope you are as proud of our people and their achievements as we are and that you share our enthusiasm for the tremendous future prospects of GlaxoSmithKline.


ADVAIR

Global Manufacturing & Supply
A single global network delivering quality products to markets around the world.


ORANGE ENERGY

Consumer Healthcare
Focused on becoming the leader in science-based consumer healthcare.

GlaxoSmithKline is in an exceptionally strong position. The results for 2001 clearly demonstrate the breadth and strength of the product portfolio with new products contributing £3.7 billion in sales, 22 per cent of total pharmaceutical sales.

Business operating review

Business performance	£m	$m	CER Growth	£ Growth
Total sales	**£20,489**	**$29,504**	**11%**	**13%**
• Pharmaceutical sales	**£17,205**	**$24,775**	**9%**	**12%**
• Consumer Healthcare sales	**£3,284**	**$4,729**	**22%**	**24%**
Trading profit	**£6,053**	**$8,716**	**16%**	**20%**
Earnings	**£4,391**	**$6,323**	**14%**	**19%**
Earnings per share/ADS	**72.4 pence**	**$2.09**	**14%**	**19%**

Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and the disposal of subsidiaries. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented.
CER growth represents growth at constant exchange rates. £ growth represents growth at actual exchange rates.

Pharmaceuticals

Total pharmaceutical sales in 2001 increased by nine per cent to £17.2 billion. Excluding products divested in 2000 as part of the regulatory approval for the merger of Glaxo Wellcome and SmithKline Beecham, sales grew 12 per cent.

In central nervous system, the anti-depressant products, *Seroxat/Paxil* and *Wellbutrin* continued to grow strongly, particularly in the USA where sales grew 13 per cent and 37 per cent respectively. During the year *Paxil* was approved by the US Food and Drug Administration (FDA) for the treatment of both generalised anxiety disorder and post-traumatic stress disorder. In the migraine sector sales of *Imigran/Imitrex* continued to grow helped by the successful launch in Japan of *Imigran Tablets 50*.

In respiratory, *Seretide/Advair* sales exceeded $1 billion following its successful launch in the USA. The speed at which patients have adopted *Seretide/Advair* in the USA makes it one of the most successful launches ever. In January 2002, an FDA Advisory Committee recommended approval of *Advair* and *Flovent* for the treatment of chronic obstructive pulmonary disease associated with bronchitis.

In the anti-bacterials sector, *Augmentin* continued to be one of the highest selling products in the Group's portfolio achieving 13 per cent growth worldwide.



Research & Development
Committed to creating innovative medicines.



Vaccines
The world leader in the manufacture of vaccines for all the family.

In anti-virals, *Trizivir*, GlaxoSmithKline's new triple combination medicine for HIV/AIDS, was launched in Canada and much of Europe and was a key driver of growth in this area. The Group continues to expand its leadership in HIV/AIDS with a current global market share of 40 per cent.

In metabolic and gastro-intestinal, *Avandia*, a treatment for type 2 diabetes, was the key driver of growth, particularly in the USA where increased acceptance of this revolutionary class of drugs led to growth of 37 per cent.

In vaccines, *Infanrix*, GlaxoSmithKline's combination vaccine for diphtheria, tetanus and pertussis (whooping cough), drove total vaccines sales growth of ten per cent.

In oncology and emesis, *Zofran* continued to drive the sales growth.

In addition, the Group markets products in the cardiovascular and arthritis sectors.

In 2001, sales of new products, those launched in a major market in the last five years, grew at 48 per cent at constant exchange rates to over £3.7 billion, representing 22 per cent of total pharmaceutical sales.

GlaxoSmithKline is the largest pharmaceutical company in Europe and the world's second largest pharmaceutical company with a seven per cent market share.

GlaxoSmithKline has eight products in the world's Top 50 products; *Avandia, Augmentin, Flixotide, Imigran, Serevent, Seroxat/Paxil, Wellbutrin* and *Zofran*.

Consumer Healthcare

The acquisition of Block Drug added a number of significant brands to the Oral care business, principally *Sensodyne, Polident* and *Poligrip*. As a result of the integration of Block Drug, GlaxoSmithKline is now the number two company globally in oral care. In Nutritional healthcare, *Lucozade* and *Horlicks* continued to grow strongly. *NiQuitin* Lozenge was launched in France and the UK, the most effective over-the-counter product yet to help smokers quit.

Manufacturing

GlaxoSmithKline operates a global network to manufacture and deliver its products to the point-of-sale. In 2001, GlaxoSmithKline had a large portfolio of products, ranging from tablets and toothpaste to inhalers and complex capsules, in over 36,000 different pack sizes and presentations.

Selling

GlaxoSmithKline's investment in selling continues to grow with particular focus on new product launches. The salesforces have provided the size, quality and flexibility to achieve a quick uptake and acceptance of GlaxoSmithKline's products as evidenced by the remarkable launch of *Seretide/Advair* around the world.

Research and Development

In 2001, GlaxoSmithKline invested £2.6 billion in research and development. Costs will continue to increase as merger savings of £250 million are reinvested in this area. The company has 161 projects in development of which 118 are in clinical development including 56 new chemical entities, 21 new vaccines and 41 line extensions.

Earnings per share

Growth in business performance trading profit continues to exceed the growth in sales reflecting improved trading margins generated through cost savings arising from the merger integration. After other items, interest and tax, business performance earnings and earnings per share both increased by 14 per cent at constant exchange rates. GlaxoSmithKline expects business performance to deliver earnings per share growth in the mid-teens in 2002 and low-teens or better in 2003.

This guidance assumes that GlaxoSmithKline successfully defends its intellectual property surrounding *Augmentin* and *Paxil* in the USA. GlaxoSmithKline is engaged in legal proceedings regarding validity and infringement of the Group's patents relating to *Augmentin* and *Paxil/Seroxat*.



GlaxoSmithKline is a key member of the Global Alliance to eliminate lymphatic filariasis.

GlaxoSmithKline's corporate citizenship activities represent a commitment that will continue to recognise the challenges of leadership and the strength of partnership.

Citizenship & community partnerships

By creating a blend of traditional philanthropy and new partnerships, the company is working harder and more creatively than ever to enable people to do more, feel better and live longer.

HIV and AIDS
GlaxoSmithKline is working with United Nations agencies and other pharmaceutical companies to accelerate access to HIV/AIDS treatment and care in developing countries. We are a leader in developing preferential pricing programmes for use in international partnership initiatives with governments, not-for-profit organisations and employers in Africa who can offer HIV/AIDS care and treatment directly to their staff through their own workplace clinics.

Vaccines
The company is the leading provider of vaccines to the developing world and for nearly 20 years has been offering substantial discounts to governments, not-for-profit organisations and international agencies for public health programmes.

In 2001, we supplied 1.5 billion vaccine doses to 177 countries across the world, helping to protect against diseases such as polio and measles and preventing the death and disablement of millions of children.

Lymphatic filariasis
GlaxoSmithKline is providing funding, people and product as part of a global partnership to help eliminate the mosquito-borne disease, lymphatic filariasis (also known as LF or elephantiasis). In 2001, the company provided approximately 45 million preventative treatments of albendazole to 30 countries and also gave about $1million in support grants to partners in the LF Global Alliance.

Malaria
The company is working to develop a new malaria community partnership programme.

Community programmes and corporate donations
In 2001, GlaxoSmithKline's worldwide community investment and charitable donations totalled £72 million. Our global programme of community investment helps improve social environments by working with not-for-profit organisations whose skills and resources complement the contributions of the company.

We have a special commitment as one of the largest companies in the UK and we continue to support science education and medical research, healthcare charities, the environment and the arts through our corporate donations programme.

Product portfolio


SEROXAT Tablets

Seroxat/Paxil
£1.86bn/$2.67bn
Central Nervous System (CNS)
A selective serotonin re-uptake inhibitor for the treatment of depression and anxiety disorders.



Augmentin
£1.42bn/$2.05bn
Anti-bacterials
An antibiotic for the treatment of most common respiratory tract infections.



Combivir
£606m/$872m
Anti-virals
A combination of *Retrovir* and *Epivir* which reduces the "pill burden" faced by HIV patients with multiple anti-HIV regimens.



Zofran
£601m/$865m
Oncology & Emesis
Used to prevent nausea and vomiting associated with chemotherapy and radiation for cancer.


ZANTAC

Zantac
£505m/$727m
Metabolic & Gastro-Intestinal
For the treatment of peptic ulcer disease and a range of gastric acid related disorders.



Flixonase/Flonase
£504m/$726m
Respiratory
An intra-nasal preparation for the treatment of perennial and seasonal rhinitis.


Havrix
Twinrix

Hepatitis Vaccines
£445m/$641m
Vaccines
A range of vaccines protecting against hepatitis A (*Havrix*) and hepatitis B (*Engerix-B*). The first combined hepatitis A and B vaccine (*Twinrix*) protects against both diseases in one course of injections.


tablets 250mg

Zinnat/Ceftin
£409m/$589m
Anti-Bacterials
An oral antibiotic used primarily for community-acquired infections of the lower respiratory tract.



Infanrix
£238m/$343m
Vaccines
A range of vaccines for diphtheria, tetanus and whooping cough.



Fortum/Fortaz
£209m/$300m
Anti-bacterials
A third generation cephalosporin with a broad spectrum of antibiotic activity. Used in the hospital-based injectable antibiotics market.



Ziagen
£167m/$240m
Anti-virals
An oral reverse transcriptase inhibitor for the treatment of HIV.


TRIZIVIR

Trizivir
£167m/$241m
Anti-virals
A combination of three reverse transcriptase inhibitors in one tablet.



Becotide/Beclovent
£161m/$232m
Respiratory
An inhaled steroid for the treatment of inflammation associated with bronchial asthma and chronic bronchitis.



Relifex/Relafen
£156m/$225m
Arthritis
A non-steroidal anti-inflammatory treatment for arthritis.


Aquafresh

Aquafresh
£401m/$578m
Consumer Healthcare
One of the fastest growing oral healthcare brands of toothpaste.



Lucozade
£188m/$271m
Consumer Healthcare
The glucose energy drink that provides nutrients to complement a healthy lifestyle.


nicorette

Nicorette
£187m/$269m
Consumer Healthcare
A smoking control gum.



Ribena
£182m/$262m
Consumer Healthcare
A range of juice drinks rich in vitamin C.


Horlicks

Horlicks
£174m/$251m
Consumer Healthcare
A nutritional drink, rich in vitamins and nutrients.


Sensodyne

Sensodyne
£173m/$249m
Consumer Healthcare
A toothpaste that addresses dental sensitivity and pain.

Six of our core products, Seroxat/Paxil for depression, Flixotide/Flovent for asthma, Avandia for diabetes, Seretide/Advair for asthma, Imigran/Imitrex for migraine and the antibiotic Augmentin, exceeded sales of $1 billion each.

Our new products grew at 48 per cent to £3.7 billion.

GlaxoSmithKline is the global leader in three key therapy areas, anti-infectives, respiratory and central nervous system.



ixotide/Flovent
915m/$1.32bn
espiratory
n inhaled steroid
r the treatment of
flammation associated
ith respiratory diseases.


Lamictal

amictal
355m/$511m
NS
A treatment for epilepsy
hat can be used alone
r in combination with
ther products.


Amoxil

Amoxil
£149m/$215m
Anti-bacterials
A broad-spectrum
semi-synthetic penicillin.


Panadol

Panadol
£171m/$246m
Consumer Healthcare
An analgesic to combat
fever and pain.



Seretide/Advair
£850m/$1.22bn
Respiratory
A combination of *Serevent* and *Flixotide* that offers a long-acting bronchodilator and an anti-inflammatory in a single inhaler.


VALTREX

Valtrex
£350m/$503m
Anti-virals
A treatment for shingles and the episodic and long-term suppression of genital herpes.


Zyban

Zyban
£129m/$186m
CNS
A novel, nicotine-free prescription medicine available as a sustained-release tablet for smoking addiction.


NiQuitin CQ

NicoDerm CQ/NiQuitin CQ/Nicabate
£150m/$216m
Consumer Healthcare
A smoking control patch.


IMIGRAN

Imigran/Imitrex
£758m/$1.09bn
CNS
A 5HT[1] receptor agonist for the treatment of severe or frequent migraine and cluster headache.


Ventolin

Ventolin
£306m/$441m
Respiratory
A selective, short-acting bronchodilator for the treatment of asthma.



Zeffix
£103m/$148m
Anti-virals
An oral anti-viral treatment for chronic hepatitis B.


Tums

Tums
£135m/$194m
Consumer Healthcare
A calcium-rich antacid.


AVANDIA

Avandia
£707m/$1.02bn
Metabolic & Gastro-Intestinal
A member of a new class of medicines for the treatment of type 2 diabetes.



Epivir
£302m/$434m
Anti-virals
Also known as 3TC, *Epivir* is a reverse transcriptase inhibitor active against HIV.


Amerge

Naramig/Amerge
£91m/$131m
CNS
A long-acting 5HT[1] receptor agonist for the treatment of migraine.



Odol
£110m/$159m
Consumer Healthcare
A line of oral care products sold in Germany.



Wellbutrin
£647m/$932m
CNS
An anti-depressant available in the USA in normal tablet or sustained release tablet formulations.


ZOVIRAX

Zovirax
£296m/$427m
Anti-virals
Used for the treatment of herpes infections such as chickenpox, genital herpes, shingles and cold sores.


HYCAMTIN

Hycamtin
£90m/$130m
Oncology & Emesis
For the second line treatment of ovarian cancer and small cell lung cancer.



Serevent
£645m/$929m
Respiratory
A long-acting bronchodilator for the treatment of respiratory diseases.



Coreg
£251m/$361m
Cardiovascular
A treatment for patients with congestive heart failure.



1 2 3 4 5 6 7

Corporate *executive* team

1 JP Garnier
Chief Executive Officer

Formerly Chief Executive Officer of SmithKline Beecham, JP joined SmithKline Beecham in 1990 as President of its pharmaceutical business in North America and was Chairman, Pharmaceuticals, from 1994 until his appointment as Chief Operating Officer in 1995. He was elected to SmithKline Beecham's Board of Directors in 1992.

2 Rupert Bondy
Senior Vice President & General Counsel

Rupert joined SmithKline Beecham in 1995 as Senior Counsel for Corporate and in 1998 was appointed head of the Corporate Legal and Secretarial group. Before joining SmithKline Beecham, he was a lawyer in private practice. Rupert is responsible for legal matters across GlaxoSmithKline.

3 Ford Calhoun
Senior Vice President
Information Technology

Ford joined SmithKline & French in 1984 from the faculty of Mount Sinai School of Medicine. He has doctoral training in Microbial Genetics and post-doctoral training in Biomathematics and Computer Science. Notable accomplishments at SmithKline Beecham were in bioinformatics, drug development processes, collaborative computing, healthcare information products and internet products and services.

4 John Coombe
Chief Financial Officer

Joining Glaxo in 1986 as Group Financial Controller, John was appointed to the Board in 1992 as Executive Director responsible for Finance. Investor Relations was later added to his responsibilities. He was Group Finance Director for Glaxo Wellcome plc.

5 Bob Ingram
Chief Operating Officer
& President Pharmaceutical Operations

Bob was Chief Executive of Glaxo Wellcome plc and Chairman of Glaxo Wellcome Inc, the US subsidiary. He joined Glaxo Inc in 1990 from Merck and was appointed to the Board of Glaxo Wellcome in 1995. He became Chief Executive of Glaxo Wellcome in 1997.


13

6 James Palmer
Senior Vice President
New Product Development
Pharmaceuticals R&D

James is responsible for GlaxoSmithKline's New Product Development including worldwide responsibility for Medical, Regulatory and Product Strategy. He held a similar position in Glaxo Wellcome and was a member of the Glaxo Wellcome Executive Committee. A physician by training, he joined Glaxo in 1985.

7 Dan Phelan
Senior Vice President
Human Resources

Dan joined SmithKline Beecham in 1981 as Manager of Labour Relations and in 1989 became Vice President and Director, Personnel – US, Pharmaceuticals. In 1994, he was appointed Senior Vice President and Director, Human Resources.

8 Howard Pien
President
Pharmaceuticals International

Having worked at Abbott Laboratories and Merck, Howard joined SmithKline Beecham in 1991, held commercial positions in the USA, UK and Asia, and in 1998 he became President, Pharmaceuticals, with responsibility for the commercial operations of the worldwide pharmaceuticals and vaccines business.

9 David Stout
President
US Pharmaceuticals

David became President, Pharmaceuticals, North America, at SmithKline Beecham in 1998, having joined in 1996 as Senior Vice President and Director, Sales and Marketing – USA. Before that he was President of Schering Laboratories with responsibilities that included US pharmaceutical operations and worldwide manufacturing.

10 Tim Tyson
President
Global Manufacturing & Supply

Tim joined Glaxo in 1988 and was appointed Senior Vice President and Director, Worldwide Manufacturing & Supply, Glaxo Wellcome, in 1998. Previously he was Vice President and General Manager of Business Operations and Marketing for Glaxo Wellcome Inc. He was a member of the Glaxo Wellcome Executive Committee.

11 Chris Viehbacher
President
Pharmaceuticals Europe

As Regional Director for Europe, Chris was a member of the Glaxo Wellcome Executive Committee. In addition to his role as Chairman and Chief Executive (President Directeur General) of Glaxo Wellcome France, he became Director, Continental Europe in 1999. He joined Wellcome in 1988.

12 Tachi Yamada
Chairman
Research & Development

At SmithKline Beecham, Tachi was appointed Chairman, Research and Development, Pharmaceuticals, in 1999. Previously he was President, SmithKline Beecham Healthcare Services. He joined SmithKline Beecham as a Non-Executive member of the Board of Directors in 1994.

13 Jennie Younger
Senior Vice President
Corporate Communications
& Community Partnerships

Jennie was appointed to her current post in December 2001. She joined Glaxo Wellcome in 1996 as Director of Investor Relations after three years at British Gas as Head of Investor Relations. Before that Jennie was a financial analyst with Kleinwort Benson and Barclays de Zoete Wedd.

14 Jack Ziegler
President
Consumer Healthcare

Jack was appointed President of Consumer Healthcare, SmithKline Beecham, in 1998. He joined SmithKline Beecham in 1991 as head of the North American Consumer Healthcare division, became President of the North America Division, and in 1996 was appointed Executive Vice President.

Summary consolidated profit and loss account	Business performance 2001 £m	Business performance 2000 £m	CER %	Merger, restructuring and disposal of subsidiaries 2001 £m	Merger, restructuring and disposal of subsidiaries 2000 £m	Total 2001 £m	Total 2000 £m
Sales							
• Pharmaceuticals	**17,205**	15,429	9			**17,205**	15,429
• Consumer Healthcare	**3,284**	2,650	22			**3,284**	2,650
Total sales	**20,489**	18,079	11			**20,489**	18,079
Manufacturing, selling and administration	**(11,881)**	(10,543)	(11)	**(1,260)**	(555)	**(13,141)**	(11,098)
Research and development	**(2,555)**	(2,510)	1	**(96)**	(16)	**(2,651)**	(2,526)
Trading profit	**6,053**	5,026	16	**(1,356)**	(571)	**4,697**	4,455
Other operating income	**37**	274		–		**37**	274
Income from associates	**167**	209			(8)	**167**	201
Business disposals and other divestments	–			**(296)**	1,402	**(296)**	1,402
Merger transaction costs	–	–		–	(121)	–	(121)
Net interest payable	**(88)**	(182)				**(88)**	(182)
Profit before taxation	**6,169**	5,327	12	**(1,652)**	702	**4,517**	6,029
Taxation	**(1,647)**	(1,454)		**320**	(245)	**(1,327)**	(1,699)
Profit after taxation	**4,522**	3,873		**(1,332)**	457	**3,190**	4,330
Minority interests and preference share dividends	**(131)**	(176)				**(131)**	(176)
Earnings	**4,391**	3,697	14	**(1,332)**	457	**3,059**	4,154
Earnings per share	**72.4p**	61.0p	14			**50.4p**	68.5p
Dividends						**2,356**	2,097

To illustrate "Business performance", which is the primary measure used by management, merger items, integration and restructuring costs and disposal of subsidiaries have been excluded and an adjusted EPS presented. Business performance growth is at constant exchange rates.

The profit and loss account for 2001 includes turnover of £594 million and operating profit of £131 million in respect of Block Drug Inc.

Summary consolidated balance sheet	2001 £m	2000 £m
Fixed assets	**11,920**	10,322
Current assets	**9,997**	11,268
Creditors: amounts due within one year	**(9,430)**	(9,084)
Net current assets	**567**	2,184
Total assets less current liabilities	**12,487**	12,506
Creditors: amounts due after one year	**(2,298)**	(1,894)
Provision for liabilities and charges	**(1,810)**	(1,657)
Net assets	**8,379**	8,955
Equity shareholders' funds	**7,517**	7,711
Minority interests	**862**	1,244
Capital employed	**8,379**	8,955

Summary consolidated cash flow statement	2001 £m	2000 £m
Net cash inflow from operating activities	**6,507**	5,441
Dividends from joint ventures and associated undertakings	–	1
Returns on investments and servicing of finance	**(191)**	(322)
Taxation paid	**(1,717)**	(1,240)
Capital expenditure and financial investment	**(1,779)**	(327)
Acquisitions and disposals	**(657)**	66
Equity dividends paid	**(2,325)**	(2,028)
Management of liquid resources and financing	**(450)**	(769)
(Decrease)/increase in cash in the year	**(612)**	822

Summary financial statements in US Dollars

For the year to 31st December 2001

Summary consolidated profit and loss account	Business performance 2001 $m	Business performance 2000 $m	CER %	Merger, restructuring and disposal of subsidiaries 2001 $m	Merger, restructuring and disposal of subsidiaries 2000 $m	Total 2001 $m	Total 2000 $m
Sales							
○ Pharmaceuticals	24,775	23,452	9	–	–	24,775	23,452
○ Consumer Healthcare	4,729	4,028	22	–	–	4,729	4,028
Total sales	29,504	27,480	11	–	–	29,504	27,480
Manufacturing, selling and administration	(17,109)	(16,025)	(11)	(1,815)	(844)	(18,924)	(16,869)
Research and development	(3,679)	(3,815)	1	(138)	(24)	(3,817)	(3,839)
Trading profit	8,716	7,640	16	(1,953)	(868)	6,763	6,772
Other operating income	54	416		–	–	54	416
Income from associates	240	318		–	(12)	240	306
Business disposals and other divestments	–	–		(426)	2,131	(426)	2,131
Merger transaction costs	–	–		–	(184)	–	(184)
Net interest payable	(127)	(277)		–	–	(127)	(277)
Profit before taxation	8,883	8,097	12	(2,379)	1,067	6,504	9,164
Taxation	(2,371)	(2,210)		461	(372)	(1,910)	(2,582)
Profit after taxation	6,512	5,887		(1,918)	695	4,594	6,582
Minority interests and preference share dividends	(189)	(268)		–	–	(189)	(268)
Earnings	6,323	5,619	14	(1,918)	695	4,405	6,314
Earnings per ADS	$2.09	$1.85	14			$1.45	$2.08
Dividends						3,393	3,187

To illustrate "Business performance", which is the primary measure used by management, merger items, integration and restructuring costs and disposal of subsidiaries have been excluded and an adjusted EPS presented. Business performance growth is at constant exchange rates.

The profit and loss account for 2001 includes turnover of $855 million and trading profit of $189 million in respect of Block Drug Inc.

Summary consolidated balance sheet	2001 $m	2000 $m
Fixed assets	17,284	15,380
Current assets	14,496	16,790
Creditors: amounts due within one year	(13,674)	(13,536)
Net current assets	822	3,254
Total assets less current liabilities	18,106	18,634
Creditors: amounts due after one year	(3,332)	(2,822)
Provision for liabilities and charges	(2,624)	(2,469)
Net assets	12,150	13,343
Equity shareholders' funds	10,900	11,489
Minority interests	1,250	1,854
Capital employed	12,150	13,343

Summary consolidated cashflow statement	2001 $m	2000 $m
Net cash inflow from operating activities	9,370	8,271
Dividends from joint ventures and associated undertakings	–	2
Returns on investments and servicing of finance	(275)	(490)
Taxation paid	(2,472)	(1,885)
Capital expenditure and financial investment	(2,562)	(497)
Acquisitions and disposals	(946)	100
Equity dividends paid	(3,348)	(3,083)
Management of liquid resources and financing	(648)	(1,169)
(Decrease)/increase in cash in the year	(881)	1,249

The financial statements above have been provided in US$ for the convenience of US shareholders. The profit and loss account and cash flow statement have been translated at average exchange rates (£1/US$1.44) and the balance sheet at year end exchange rates (£1/US$1.45).

Summary information under US GAAP

For the year to 31st December 2001

	2001 £m	2000 £m
Reduction in earnings/net income under US GAAP	(3,202)	(9,382)
Increase in shareholders' funds/equity under US GAAP	32,590	37,284
Net loss	(143)	(5,228)
Net loss per Ordinary Share	(2.4p)	(145.6p)
Shareholders' equity	40,107	44,995

Summary remuneration report

For the year to 31st December 2001

Directors of GlaxoSmithKline	Fees and salary £000	Other emoluments and benefits £000	Annual and deferred bonus £000	2001 Total annual compensation £000	2000 Total annual compensation £000
Dr J P Garnier	991	101	2,417	3,509	2,082
Mr J D Coombe	475	3	848	1,326	791
Executive Directors	1,466	104	3,265	4,835	2,873
Sir Richard Sykes	411	3		414	1,745
Sir Roger Hurn	135			135	60
Sir Peter Walters	135	1		136	609
Mr P A Allaire	68			68	63
Dr M Barzach	63	39		102	72
Mr D C Bonham	29			29	35
Sir Christopher Hogg	63			63	65
Sir Peter Job	63			63	35
Mr J H McArthur	68	5		73	48
Mr D F McHenry	68			68	60
Sir Ian Prosser	63			63	53
Dr R Schmitz	70			70	35
Dr L Shapiro	68			68	63
Mr J A Young	80			80	66
Non-Executive Directors	1,384	48		1,432	3,009
Total compensation	2,850	152	3,265	6,267	5,882

Special deferred bonuses were awarded to members of the Corporate Executive Team (CET) in recognition of their extraordinary effort in successfully integrating the two legacy companies, while at the same time delivering improved business performance. The amount awarded is equivalent to the salary on 31st December 2001 of each CET member. The bonuses payable are indexed to movements in GlaxoSmithKline's share price and payment is deferred until 2005. As members of the CET, both Dr J P Garnier and Mr J D Coombe were awarded such bonuses. The amounts awarded are included in the table above.

In addition to the bonuses shown above Mr Coombe received £142,500 and Sir Richard Sykes £314,700, awarded in respect of the second half of 2000 but not paid until 2001.

In addition to annual compensation, GlaxoSmithKline operates share-based schemes to provide incentives to Executive Directors to achieve longer-term growth in shareholder value. Gains under such schemes are recognised on exercise or award, but reflect value earned over a period of years. The timing of exercise is normally at the discretion of the Director. Realised gains in 2001 on exercise of options were: share option schemes £2,408,992 (2000 - £936,315); annual incentive plan £nil (2000 – £198,546); long-term incentive plan £3,307,203 (2000 – £1,652,953); stock appreciation rights £nil (2000 – £18,517).

During the year the following pension benefits accrued under the defined benefit schemes operated by the Group: Dr J P Garnier £78,472; Mr J D Coombe £8,170; Sir Richard Sykes £21,812. In addition, Dr J P Garnier is also a member of a money purchase scheme into which contributions of £4,722 were paid.

Mr Bonham resigned as a Non-Executive Director of GlaxoSmithKline on 21st May 2001.

The following statutory disclosure is in respect of Directors' remuneration attributable to Directors of GlaxoSmithKline plc in 2000. The proportion of the aggregate remuneration of Directors of GlaxoSmithKline plc earned from Glaxo Wellcome plc or SmithKline Beecham plc attributable to the period from completion of the merger on 27th December 2000 to 31st December 2000 was £351,000.

Responsibility statements

Annual Review

The Annual Review is a summary report and does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as is provided by the full Annual Report. Shareholders requiring more detailed information may obtain, free of charge, a copy of the Annual Report for 2001 and may also elect to receive a copy of the Annual Report in future years – refer to Shareholder information.

The auditors' report on the full financial statements of the Group for the year ended 31st December 2001 is unqualified and does not contain any statement concerning inadequate accounting records or failure to obtain necessary information and explanations.

Summary financial statements
Under UK generally accepted accounting principles (GAAP), the financial statements of GlaxoSmithKline plc for the period to 31st December 2000 were prepared as a merger of Glaxo Wellcome plc and SmithKline Beecham plc. The comparative figures for the year to 31st December 2000 therefore include the results of Glaxo Wellcome plc and SmithKline Beecham plc.

A columnar presentation has been adopted in the Summary consolidated profit and loss account in order to illustrate business performance which is the primary measure used by management. For this purpose certain items are identified separately and are excluded from business performance. These comprise merger items, including merger related product divestments, costs relating to previously announced manufacturing and other restructurings, and disposal of subsidiaries. Business performance is discussed in the business operating review.

Information is provided for US shareholders in accordance with the requirements of the New York Stock Exchange. The summary financial statements under UK GAAP are presented in US$ as well as in sterling. Earnings and shareholders' funds are restated in accordance with US GAAP.

Under US GAAP, the financial statements of GlaxoSmithKline plc for the period to 31st December 2000 were prepared as an acquisition of SmithKline Beecham plc by Glaxo Wellcome plc at 27th December 2000. Accordingly, the results of SmithKline Beecham for all periods prior to that date are not consolidated.

Summary remuneration report
The Directors of GlaxoSmithKline plc received remuneration in 2001 in accordance with the remuneration policies. The Summary remuneration report sets out the annual compensation and annual pension entitlement earned in 2001, together with the gains under long-term incentive arrangements.

Cautionary statement
Under the 'safe harbor' provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the company, including those made in this Annual Review, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under Risk Factors in the Operating and Financial Review in the company's Annual Report on Form 20-F for 2001, filed with the US Securities and Exchange Commission.

Statement by the Directors

The Annual Review 2001 is the summary Directors' Report and includes the Summary financial statements of GlaxoSmithKline plc for the year ended 31st December 2001. The Business operating review, the Summary financial statements, the Summary remuneration report and the statement on corporate governance are summaries of information in the Annual Report.

Corporate governance
The Combined Code – Principles of Good Governance and Code of Best Practice is issued by the Listing Rules of the Financial Services Authority for the guidance of listed companies. The Board considers that throughout 2001 and up to the date of approval of this review, the company applied the principles of the Combined Code and, with the exception of matters where the company's position is described in the Annual Report, complied with the provisions of the Combined Code, and the guidance on internal control issued by the Turnbull Committee.

Annual Review
The Annual Review, including Summary financial statements, has been approved by the Board of Directors and signed on its behalf by

Sir Richard Sykes,
Chairman
12th March 2002

Independent auditors' statement to the members of GlaxoSmithKline plc

We have examined the Summary financial statements which comprises the Summary consolidated profit and loss account, balance sheet and cash flow statement and the summarised Directors' report including the summarised remuneration report.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statements within the Annual Review with the Annual financial statements and Directors' report and their compliance with the relevant requirements of section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statements.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, "The auditors' statement on the Summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the Summary financial statements are consistent with the Annual financial statements and the Directors' report of GlaxoSmithKline plc for the year ended 31st December 2001 and comply with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Southwark Towers, London, England. 12th March 2002

The Board and Executive

The Directors listed under 'The Board' were appointed on 23rd May 2000 and have served since that date.

The Board of GlaxoSmithKline plc is responsible for the Group's system of corporate governance and is ultimately accountable for the Group's activities, strategy and financial performance.

The Board comprises Executive and Non-Executive Directors. The role of Non-Executive Directors is to bring independent judgement to Board deliberations and decisions.

Sir Richard Sykes is Non-Executive Chairman and Dr Jean-Pierre Garnier is Chief Executive Officer.

Sir Roger Hurn and Sir Peter Walters are Non-Executive Deputy Chairmen.

Sir Richard Sykes was employed by GlaxoSmithKline Services plc (formerly Glaxo Wellcome plc) as Executive Chairman until completion of the merger. All of the other Non-Executive Directors are considered by the Board to be independent. Given that two Non-Executive Deputy Chairmen have been appointed, each independent, the company does not consider it necessary to appoint either one as senior independent director.

Board process

The Board meets regularly throughout the year. It has a formal schedule of matters reserved to it for decision but otherwise delegates specific responsibilities to Board committees, as described below. The Board works to an agreed agenda in reviewing the key activities of the business, and receives papers and presentations to enable it to do so effectively. Minutes of Board committees, except the Remuneration & Nominations Committee, are placed on the agenda of the Board.

The Company Secretary is responsible to the Board and is available to individual Directors in respect of Board procedures. The Company Secretary is Simon Bicknell.

Board committees

The Audit Committee reviews the financial and internal reporting process, the system of internal control and management of risks and the external and internal audit process. The Committee consists entirely of Non-Executive Directors. It meets four times a year with the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the heads of internal audit and corporate compliance with the external auditors in attendance.

The Finance Committee reviews and approves the major financial and securities transactions of the company, as well as dividends, results announcements and the business of the Annual General Meeting. The committee consists of the Chief Executive Officer, the Chief Financial Officer and four Non-Executive Directors. It meets four times a year and additional meetings may be held at any time.

The Remuneration & Nominations Committee determines the terms of service and remuneration of the Executive Directors and Corporate Officers and considers appointments of Directors and Corporate Officers. The Committee consists entirely of Non-Executive Directors. It meets four times a year and otherwise as necessary. The Chief Executive Officer attends meetings except when his own remuneration is being considered.

The Corporate Social Responsibility Committee consists entirely of Non-Executive Directors and provides a Board level forum for the regular review of external issues that have the potential for serious impact upon the Group's business and reputation. It meets twice a year and otherwise as necessary.

Corporate Executive Team

The executive management of the Group is the responsibility of the Chief Executive Officer and other senior managers, who form the Corporate Executive Team which meets 11 times a year. The members of the Corporate Executive Team and their responsibilities are given on pages 18 and 19.

Remuneration of Directors

Information on the remuneration of Directors is given in the Summary remuneration report on page 22.

Share buy-back programme

In October 2001, the company announced plans to invest up to £4 billion buying its shares in the market. The programme covers purchases by the company's employee trusts relating to share option grants and other share based incentives. It also covers purchases by the company of shares for cancellation, in accordance with the authority given by shareholders at the company's Annual General Meeting in 2001. In total, £2 billion was spent in 2001.

The company was authorised to purchase a maximum of 623 million shares and 70.6 million shares were purchased for cancellation during 2001. The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

Sir Richard Sykes[cg] (Aged 59)
Non-Executive Chairman. Sir Richard was Chairman of Glaxo Wellcome plc from 1997 until the completion of the merger to form GlaxoSmithKline plc. He is Rector of the Imperial College of Science, Technology & Medicine. He has a Doctorate in Microbial Biochemistry from Bristol University and a Doctor of Science degree from the University of London. A Fellow of the Royal Society, he sits on a number of government and scientific committees. He received his knighthood for services to the pharmaceutical industry. He is also a Non-Executive Director of Rio Tinto plc.

Sir Roger Hurn[df] (Aged 63)
Non-Executive Deputy Chairman. Sir Roger was appointed a Non-Executive Director of Glaxo Wellcome plc in 1996 and Deputy Chairman in 1997. He is Non-Executive Chairman of Prudential plc and a Non-Executive Director of Cazenove Group plc. He is also Chairman of the Court of Governors of Henley Management Centre.

Sir Peter Walters[bd] (Aged 71)
Non-Executive Deputy Chairman. Sir Peter had been a Non-Executive Director of SmithKline Beecham plc since 1989 and Chairman from 1994 until completion of the merger. He is also Chairman of the Institute of Economic Affairs.

Dr Jean-Pierre Garnier[d] (Aged 54)
Chief Executive Officer. Dr Garnier was appointed an Executive Director of SmithKline Beecham plc in 1992. He served as Chairman, Pharmaceuticals from 1994 until his appointment as Chief Operating Officer in 1995 and became Chief Executive Officer in April 2000. He is a Non-Executive Director of United Technologies Corporation and a member of the Board of Trustees of the Eisenhower Exchange Fellowships. He holds a PhD in pharmacology from the University of Louis Pasteur in France and an MBA from Stanford University, in the USA.

John Coombe[d] (Aged 56)
Chief Financial Officer. Mr Coombe was formerly an Executive Director of Glaxo Wellcome plc where he was responsible for Finance and Investor Relations. He is a member of the UK Accounting Standards Board and the Code Committee of the UK Takeover Panel.

Paul Allaire[f] (Aged 63)
Non-Executive Director. Mr Allaire was formerly a Non-Executive Director of SmithKline Beecham plc. He is a Non-Executive Director of Lucent Technologies Inc., Sara Lee Corporation and priceline.com Inc. He is Chairman of The Ford Foundation and was Chairman of Xerox Corporation. Mr Allaire will succeed Mr Young as Chairman of the Remunerations & Nominations Committee.

Dr Michèle Barzach[fh] (Aged 58)
Non-Executive Director. Dr Barzach was formerly a Non-Executive Director of Glaxo Wellcome plc. She is Chairman of the External Advisory Panel for Health, Nutrition and Population for the World Bank and Director of the Board of International AIDS Vaccine Initiative. A consultant on health strategy, she was formerly French Minister of Health and the Family.

Sir Christopher Hogg[bd] (Aged 65)
Non-Executive Director. Sir Christopher was formerly a Non-Executive Director of SmithKline Beecham plc. He is Non-Executive Chairman of Reuters Group PLC and, until 31st March 2002, Allied Domecq PLC and a Non-Executive Director of Air Liquide S.A. and Chairman of The Royal National Theatre Board.

Sir Peter Job[b] (Aged 60)
Non-Executive Director. Sir Peter was formerly a Non-Executive Director of Glaxo Wellcome plc. He is the former Chief Executive of Reuters Group PLC and is a Non-Executive Director of Schroders plc, Shell Transport and Trading Company plc, TIBCO Software Inc and Instinet Group LLC.

John McArthur[f] (Aged 67)
Non-Executive Director. Mr McArthur was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a former Dean of the Harvard Business School, and is a Non-Executive Director of BCE Inc., Cabot Corporation, Rohm and Haas Company, Springs Industries Inc. and The AES Corporation.

Donald McHenry[fh] (Aged 65)
Non-Executive Director. Mr McHenry was formerly a Non-Executive Director of SmithKline Beecham plc. He is a Distinguished Professor in the Practice of Diplomacy at the School of Foreign Service at Georgetown University and President of the IRC Group, LLC. His other Non-Executive directorships include Coca-Cola Company, FleetBoston Financial Corporation and AT&T Corporation. He previously served as Ambassador and US Permanent Representative to the United Nations.

Sir Ian Prosser[b] (Aged 58)
Non-Executive Director. Sir Ian was formerly a Non-Executive Director of SmithKline Beecham plc. He is Chairman of Six Continents PLC and Non-Executive Deputy Chairman of BP plc. He is also Chairman of the Executive Committee of the World Travel & Tourism Council and a member of the CBI President's Committee.

Dr Ronaldo Schmitz[a] (Aged 63)
Non-Executive Director and Chairman of the Audit Committee. Dr Schmitz was formerly a Non-Executive Director of Glaxo Wellcome plc. He is a Non-Executive Director of Legal & General Group plc and a member of the Board of Directors of Rohm and Haas Company and Cabot Corporation. He was formerly a member of the Board of Executive Directors of Deutsche Bank AG.

Dr Lucy Shapiro[h] (Aged 61)
Non-Executive Director. Dr Shapiro was formerly a Non-Executive Director of SmithKline Beecham plc. She is Professor in the Department of Developmental Biology and Director of the Beckman Centre at the Stanford University School of Medicine. She holds a PhD in molecular biology from Albert Einstein College of Medicine.

John Young[e] (Aged 69)
Non-Executive Director and Chairman of the Remuneration & Nominations Committee. Mr Young was formerly Non-Executive Vice Chairman of SmithKline Beecham plc. His other Non-Executive appointments include directorships of ChevronTexaco Corp., Lucent Technologies Inc., Affymetrix Inc.,Perlegen Sciences Inc., Ciphergen Biosystems, Fluidigm, Grassroots Enterprise and Agere Systems.

Sir Richard Sykes, Sir Peter Walters and Mr Young will be retiring from the Board at the Annual General Meeting in May 2002.

Membership of Board committees is indicated by the following symbols:

	Chairman	Member
Audit	a	b
Finance	c	d
Remuneration & Nominations	e	f
Corporate Social Responsibility	g	h

Merger of Glaxo Wellcome and SmithKline Beecham

The Boards of Glaxo Wellcome and SmithKline Beecham announced on 17th January 2000 that they had agreed the terms of a proposed merger of equals of the two companies, subject to shareholder approval and regulatory clearance. Based on the relative stock market valuations of Glaxo Wellcome and SmithKline Beecham in the months preceding the announcement of the merger, shareholders of Glaxo Wellcome would hold approximately 58.75 per cent and shareholders of SmithKline Beecham approximately 41.25 per cent of the combined Group.

Following shareholder approvals, and clearance from regulatory authorities, the merger became effective on 27th December 2000.

The merger was implemented by way of a scheme of arrangement. A new holding company, GlaxoSmithKline plc, acquired Glaxo Wellcome and SmithKline Beecham. In accordance with the agreed merger terms, shareholders of Glaxo Wellcome and SmithKline Beecham received, in exchange for their existing shares, shares in GlaxoSmithKline as follows:

for each Glaxo Wellcome ordinary share – 1 GlaxoSmithKline ordinary share
for each SmithKline Beecham ordinary share – 0.4552 GlaxoSmithKline ordinary shares.

In the case of shares held as American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), each Glaxo Wellcome ADS represented two Glaxo Wellcome ordinary shares and each SmithKline Beecham ADS represented five SmithKline Beecham ordinary shares. Each GlaxoSmithKline ADS represents two GlaxoSmithKline ordinary shares. Accordingly holders of Glaxo Wellcome ADRs and holders of SmithKline Beecham ADRs received:

for each Glaxo Wellcome ADS – 1 GlaxoSmithKline ADS
for each SmithKline Beecham ADS – 1.138 GlaxoSmithKline ADSs

GlaxoSmithKline shares commenced trading on the London Stock Exchange and GlaxoSmithKline ADSs commenced trading on the New York Stock Exchange on 27th December 2000.

Taxation

As a general guide to shareholders, GlaxoSmithKline has received advice that the merger should not have any direct effect on the tax position of UK resident shareholders or US resident shareholders. Further information is contained in the Scheme Document issued to shareholders on 5th July 2000. Shareholders who are in any doubt about their taxation position should consult their own professional advisers.

Dividends – GlaxoSmithKline

GlaxoSmithKline pays dividends quarterly. At present it is expected that there will be a level dividend for each of the first three quarters, with a higher dividend in the fourth quarter. Each quarter's dividend is announced at the time of the quarterly Results Announcement.

GlaxoSmithKline's dividend payout policy was set out in the documents for the Glaxo Wellcome/SmithKline Beecham merger issued to shareholders during 2000. Assuming earnings continue to grow, GlaxoSmithKline will at least maintain an annual dividend of 38 pence per share, in line with Glaxo Wellcome's 2000 dividend of 38 pence per Glaxo Wellcome share, whilst building towards higher dividend cover (the ratio between distributable profits and dividends).

The Board has declared dividends for 2001 as follows:

		2000	
Dividends per share	**2001 pence**	GW pence	SB pence
First interim	**9**	–	6.59
Second interim	**9**	15	6.59
Third interim	**9**	–	6.59
Fourth interim	**12**	23	9.89
Total	**39**	38	29.66

The dividends paid in 2000 represent dividends paid to Glaxo Wellcome and SmithKline Beecham shareholders expressed as dividends per GlaxoSmithKline Share.

Dividends 2000

In respect of the financial year ended on 31st December 2000:

Glaxo Wellcome paid an interim dividend of 15p per ordinary share and a second interim dividend of 23p per ordinary share. The total dividend per Glaxo Wellcome share for the year was 38p. The total equivalent dividend per GlaxoSmithKline ordinary share was 38p.

SmithKline Beecham paid a first, second and third interim dividend of 3p per ordinary share and a fourth interim dividend of 4.5p per ordinary share. The total dividend per share for the year was 13.5p. The total equivalent dividend per GlaxoSmithKline ordinary share was 29.66p.

Dividends (ADSs)

As a guide to holders of ADRs, the tables below set out the dividends paid per ADS in US dollars in the last five years. The dividends are adjusted for UK tax credit less withholding tax, where applicable, and are translated into US dollars at applicable exchange rates.

Since 6th April 1999, claims for refunds of tax credits or dividends from the UK tax authorities are of negligible benefit to US shareholders.

Year	GSK($)	GW($)	SB($)
2001	1.11	–	–
2000	–	1.10	0.87
1999	–	1.14	0.86
1998	–	1.19	0.81
1997	–	1.17	0.75

Dividends paid to Glaxo Wellcome and SmithKline Beecham ADR holders are expressed as dividends per GlaxoSmithKline ADS.

Dividend Calendar

First quarter 2002	
Results Announcement	24th April 2002
Ex-dividend date	1st May 2002
Record date	3rd May 2002
Payable	4th July 2002

Second quarter 2002	
Results Announcement	24th July 2002
Ex-dividend date	31st July 2002
Record date	2nd August 2002
Payable	3rd October 2002

Third quarter 2002	
Results Announcement	23rd October 2002
Ex-dividend date	30th October 2002
Record date	1st November 2002
Payable	3rd January 2003

Share price

	2001			2000
Share price	GSK(£)	GSK(£)	GW(£)	SB(£)
At 1st January	18.90	–	17.50	7.90
High during the year	20.32	–	21.10	9.55
Low during the year	16.26	–	14.40	6.71
At 26th December	–	–	18.42	8.33
At 31st December	17.23	18.90	–	–
Increase/(decrease) over year	(9%)		5%	5%

The table sets out the middle market quotations for shares on the London Stock Exchange, as derived from its Daily Official List.

The company's share price declined by nine per cent in 2001 from a price of £18.90 at 1st January 2001 to £17.23 at 31st December 2001. This decline compares to a decrease in the FTSE 100 index of 16 per cent during the year. The relative outperformance of GlaxoSmithKline in 2001 was due to investor preference for the defensive growth characteristics of the pharmaceutical sector during an uncertain economic period, together with GlaxoSmithKline's strong business performance during the year.

Market capitalisation

The market capitalisation of GlaxoSmithKline at 31st December 2001 was £106 billion. At that date GlaxoSmithKline was the third largest company by market capitalisation on the FTSE index.

SmithKline Beecham plc Floating Rate Unsecured Loan Stock 1990/2010

The loan stock is not listed on any exchange but holders may require SmithKline Beecham plc to redeem their loan stock at par, i.e. £1 for every £1 of loan stock held, on the first business day of March, June, September and December. Holders wishing to redeem all or part of their loan stock should complete the notice on the back of their loan stock certificate and return it to the registrar, to arrive at least 30 days before the relevant redemption date.

Ordinary shares

The company's shares are listed on the London Stock Exchange.

Registrar
The company's share register is administered by Lloyds TSB Registrars, who also provide the following services:

- **GlaxoSmithKline Investment Plan**
  The plan enables shareholders to reinvest quarterly dividends and/or make monthly investments in the company's ordinary shares using a special dealing arrangement.

- **GlaxoSmithKline Individual Savings Account**
  The GlaxoSmithKline Individual Savings Account (ISA) is a tax-efficient way to invest in the company's ordinary shares.

- **GlaxoSmithKline Corporate Sponsored Nominee**
  The corporate sponsored nominee provides a facility for shareholders to hold shares without the need for share certificates. Shareholders' details will not be held on the main share register, and so will remain confidential.

- **Shareview service**
  The shareview portfolio service provides shareholders with information on their investment in the company. Shareholders may register for this service at www.shareview.co.uk.

Share dealing facility
NatWest Stockbrokers Limited offers a share-dealing service on behalf of the company to shareholders wishing to buy or sell the company's shares.

Share price information
Share price information is available on the company's web site at www.gsk.com. Information is also available on Ceefax, Teletext, and from FT Cityline by calling 0906 003 5694 or 0906 843 5694 (calls charged at 60p a minute at all times).

American Depositary Shares

The company's shares are listed on the New York Stock Exchange in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents two ordinary shares.

ADR programme administrator
The ADR programme is administered by The Bank of New York, who also provide the following services:

- **Global BuyDIRECT**
  Global BuyDIRECT is a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

Annual General Meeting 2002

The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE	20th May 2002

The AGM is the company's principal forum for communication with private shareholders. In addition to the formal resolutions to be put to the meeting, there will be a presentation by the Chief Executive Officer on the performance of the business and its future development. There will be opportunity for questions to the Board, and the Chairmen of the Board's committees will take questions on matters relating to those committees.

Investors holding shares in the company through a nominee service should arrange with that nominee service to be appointed a proxy in respect of their shareholding in order to attend and vote at the meeting.

ADR holders wishing to attend the meeting must obtain a proxy from The Bank of New York which will enable them to attend the meeting and vote on the business to be transacted. ADR holders may instruct The Bank of New York as to how the ordinary shares represented by their ADRs should be voted by completing and returning the voting card provided by The Bank of New York in accordance with the instructions given.

Financial reporting

Financial reporting calendar 2002

Announcement of 1st Quarter Results	24th April 2002
Announcement of 2nd Quarter Results	24th July 2002
Publication of Half-Year Report/Review	August 2002
Announcement of 3rd Quarter Results	23rd October 2002
Preliminary Announcement of Annual Results	February 2003
Publication of Annual Report/Review	March 2003

Results announcements
The Results announcements are issued to the London Stock Exchange (LSE), and made available on the LSE news service, and at the same time, or shortly afterwards, are issued to the media, are made available on the company's web site and are filed in the USA with the Securities and Exchange Commission (SEC) and the New York Stock Exchange.

Financial reports
The company publishes an Annual Report and, for the investor not needing the full detail of the Report, an Annual Review. An interim Report and Review are published at the half-year.

The financial reports are sent to shareholders on the date of publication and are available from the same date on the company's web site. Shareholders are provided with the Review and may also elect to receive the Report.

Copies of previous, financial reports are available on the company's web site. Printed copies can be obtained from the company's registrar in the UK and from the company's Customer Response Center in the USA.

Publications
For the first time, GlaxoSmithKline is producing a social and environmental review entitled 'Performance with Integrity' which will incorporate information about core issues such as medicines for the developing world, community involvement and environmental health and safety. The publication will be available from the Secretariat at the company's head office and on the company web site at www.gsk.com in May. Information made available on the web site does not constitute part of this document.

Contact details

Internet

Information for investors and about the company is available on GlaxoSmithKline's corporate web site:

Visit 'Corporate Home' at www.gsk.com

Head Office and Registered Office

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000

United Kingdom

Investor Relations – Europe
GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex TW8 9GS
Tel: +44 (0)20 8047 5557 / 5558
Fax: +44 (0)20 8047 7807

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

General enquiries, Annual Report orderline and Corporate Nominee service
Tel: 0870 600 3991 inside the UK
Tel: +44 (0)121 433 8000 outside the UK

Shareholder Investment Plans
Dividend Re-investment queries
Tel: 0870 241 3018 inside the UK
Tel: +44 (0)1903 854 295 outside the UK

Monthly Savings Plan queries
Tel: 0870 606 0268 inside the UK
Tel: +44 (0)131 527 3555 outside the UK

ISA enquiries
Tel: 0870 242 4244 inside the UK
Tel: +44 (0)1903 604 594 outside the UK

Glaxo Wellcome and SmithKline Beecham corporate PEPs
The Share Centre Limited
Oxford House
Oxford Road
Aylesbury
Bucks HP21 8SZ
Tel: +44 (0)1296 414 144

Corporate share dealing facility
NatWest Stockbrokers
Corporate & Employee Service
55 Mansell Street
London E1 8AN
Tel: 0870 600 3080 inside the UK
Tel: +44 (0)20 7895 5923 outside the UK

Product names throughout this publication are indicated in italics and are trade marks of GlaxoSmithKline plc, its subsidiaries or associated companies, with the exception of *Nicoderm* which is a trademark of Aventis SA. and *Coreg*, a trademark under licence from Roche Laboratories Inc.

United States of America

Investor Relations
One Franklin Plaza
PO Box 7929
Philadelphia
Tel: 1 215 751 7003
Fax: 1 215 751 3233

ADR programme administrator
The Bank of New York
Shareholder Relations
PO Box 11258
Church Street Station
New York NY 10286-1258
Tel: 1 877 353 1154 toll free
Tel: +(1) 610 312 5315 outside the USA

Customer Response Center
Tel: 1 888 825 5249 toll free

Produced by Corporate Communications, GlaxoSmithKline plc.

Design consultancy by salterbaxter.

Printed in the UK by Waddies. The paper used in the production of this document is made from pulps harvested from sustainable forests, also using sawmill residues and forest thinnings. It is elemental chlorine-free.

www.gsk.com